7/10

07025772

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kingsgate Consolidated Limited

*CURRENT ADDRESS Level 8, 14 Martin Place
Sydney, New South Wales, 2000

PROCESSED

**FORMER NAME

AUG 07 2007

**NEW ADDRESS

THOMSON
FINANCIAL

FILE NO. 82- 35701 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 8/7/07

SCHEDULE I - Documents made public, filed or distributed since 1 July 2006

FOLDER 1

No	Document Date	Document Name
1.	4 July 2006	AND: update on status of interested parties
2.	7 July 2006	Appendix 3B
3.	11 July 2006	Moves to 18.81% of Andean
4.	11 July 2006	Moves on Andean Continues to 20.17%
5.	12 July 2006	TOV ann: Andean Resources: Panel publishes reasons
6.	12 July 2006	Kingsgate – now Andeans major shareholder at 22%
7.	12 July 2006	Change in substantial holding for AND
8.	12 July 2006	Change in substantial holding for AND
9.	17 July 2006	AND ann: Final Result on KCN Takeover & Update on Activities
10.	21 July 2006	Appendix 3B/Top 20/Distribution Schedule
11.	26 July 2006	Appendix 3B

ASX Announcement

4 July 2006

ANDEAN RESOURCES LIMITED
A.C.N. 064 494 319
1/1 Nairn Street
Fremantle WA 6160
t: 61 8 9430 9966
f: 61 8 9430 9965

Website
www.andean.com.au

For further information on this release and Andean generally please contact:

Warren Gilmour
Director
Tel: 0402 116 261
E-mail warren@andean.com.au

Morrice Cordiner
Director
Tel: 0412 270 761 (m)
E-mail morrice@bigpond.net.au

Andean Resources Limited is listed on the ASX with the symbol "AND"

Update on Status of Interested Parties

- Independent Directors continue to REJECT the Kingsgate Offer

Andean Resources Limited (ASX: AND) wishes to advise the market and shareholders that a number of parties continue to conduct due diligence and remain interested in the possibility of tabling alternative offers for Andean as a means of acquiring Andean's 100% owned Cerro Negro Gold Project.

In light of this continued interest, your independent directors believe there is a prospect of an alternative offer being made for Andean. However, there is no assurance that an offer will eventuate or that if it does that it will arrive before the close of Kingsgate's Offer (Tuesday, 11 July 2006), or that any such offer would be acceptable.

The independent Directors of Andean continue to take steps to explore opportunities with these interested parties and Andean will provide shareholders with further information if any alternative offer arises.

In conjunction with its advisers, RBC Capital Markets (a division of the Royal Bank of Canada), Andean conducted a series of site visits for interested parties, principally from North American gold companies, from mid-April 2006 through to the end of May 2006. Those site visits have now concluded.

Andean invited Kingsgate to carry out its own site visit in late May. Surprisingly, Kingsgate declined Andean's offer to carry out such a visit which would have provided it with an opportunity to more fully acquaint itself with the future additional potential of the Cerro Negro Project for additional discoveries.

Whether or not an alternative offer arises, the independent Directors of Andean continue to recommend shareholders REJECT the Kingsgate Offer as it is inadequate and does not represent appropriate value for your Andean Shares. In addition, the independent directors of Andean remind you that our concerns regarding the Kingsgate BOI sell-down requirement and the outstanding mining leases remain. Shareholders may wish to take all of these matters into account, including the status of interested parties as described above, in deciding whether or not to accept the Kingsgate Offer.

For further information please contact:

Warren Gilmour
Chairman
Tel: 08 9430 9966
Mobile: 0402 116 261

Kingsgate
Consolidated Limited

7 July 2006

Via ASX Online
(12 pages)

FOR PUBLIC RELEASE

The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Dear Sir or Madam,

Issue of Executives Options

We enclose "Appendix 3B – New issue announcement, application for quotation of additional securities and agreement" in respect of 400,000 executive options issued today. The principal terms and conditions of the options are in Attachment A.

Yours Faithfully,

John Falconer
Company Secretary
KINGSGATE CONSOLIDATED LIMITED

Kingsgate Consolidated Limited
(ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

KINGSGATE CONSOLIDATED LIMITED

ABN

42 000 837 472

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Executive options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	400,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Please refer to attachment A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not applicable
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Executive Incentives and Rewards Package
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 July 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
106,391,826 (maximum, see ASX release 3/3/06 in which a maximum of 20,419,312 shares may be issued in respect of the bid for Andean Resources NL).	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Please refer to Attachment B	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable

+ See chapter 19 for defined terms.

20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

Not applicable

33 +Despatch date

Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 7 July 2006.
(~~Director~~/Company secretary)

Print name: John Falconer
....

== == == == =

+ See chapter 19 for defined terms.

ATTACHMENT A

KINGSGATE CONSOLIDATED LIMITED
TERMS AND CONDITIONS OF OPTIONS 400,000 EXECUTIVES OPTIONS

1. Entitlement

(a) The terms and conditions set out in this Annexure apply to the issue of 400,000 options to Executives of Kingsgate Consolidated Limited and subsidiaries (**"Option Holders"**).

(b) Exercise prices, expiry dates and vesting periods:

Number of options	Exercise price	Expiry date	Vesting
50,000	$5.50	1 July 2011	1/3 on 1 July 2007 and 1/3 on 1 July 2008 and 1/3 on 1 July 2009
100,000	$6.00	1 July 2011	1/3 on 1 July 2007 and 1/3 on 1 July 2008 and 1/3 on 1 July 2009
100,000	$7.00	1 July 2011	1/3 on 1 July 2007 and 1/3 on 1 July 2008 and 1/3 on 1 July 2009
150,000	$8.00	1 July 2011	1/3 on 1 July 2007 and 1/3 on 1 July 2008 and 1/3 on 1 July 2009

(d) Subject to option terms 8, 9 and 10 each option entitles the registered Option Holder to subscribe for and be allotted one ordinary share in the capital of Kingsgate Consolidated Limited (**"Company"**), credited as fully paid.

(e) The Company must, as soon as it is reasonably practicable to do so, allot shares on exercise of the option in accordance with the listing rules (**"Listing Rules"**) of the Australian Stock Exchange Limited (**"ASX"**) and register the Option Holder or its nominee as a shareholder in the register of members in respect of the shares so allotted. No option may be exercised if to do so would contravene the *Corporations Act 2001 (Cth)* (**"the Act"**) or the Listing Rules.

(f) Shares issued on exercise of the options will rank pari passu with all existing ordinary shares in the capital of the Company from the date of issue.

2. Exercise of Options

(a) An option is exercisable by the registered Option Holder lodging the notice of exercise of option in the form set out below together with payment, subject to option terms 8, 9 and 10 the exercise price for each share to be issued on exercise and the relevant option certificate, at any office of the Company's share registry. The exercise of some options only does not affect the registered Option Holder's right to exercise other options at a later time.

(b) Remittances must be made payable to the Company and cheques should be crossed "not negotiable".

(c) The various types of options vest and may be exercised at any time on or after 9.00 am on the Vesting Date shown in paragraph 1(b) above.

3. Lapse of Options

On the date of cessation of employment with the Company (including subsidiaries of the Company) if the Executive has any options that have not vested they will be cancelled. The Executive shall have 3 months from the cessation of employment to exercise vested Options, all unexercised Options shall lapse after this 3 months period.

If the Executive's termination of employment is in the event of a Change Of Control in the Company then all options will vest in full on the termination date. The Executive shall have 3 months from the cessation of employment to exercise vested Options, all unexercised Options shall lapse after this 3 months period.

Otherwise, Options not exercised by 5:00pm on the expiry date will lapse.

4. Transfer

Options are not transferable.

5. Option certificates

No exercise of an option represented by an option certificate may be registered until that certificate is surrendered to the Company or the Option Holder provides the Company with a statutory declaration, in a form satisfactory to the Company, to the effect that the certificate has been lost or destroyed and indemnifies the Company against any loss or damage if the original certificate is found.

If the Option Holder exercises less than all options represented by a certificate then the Company will cancel the certificate and issue a new certificate for the balance.

6. Quotation

Quotation of the options on the ASX will not be sought by the Company. The Company must apply to the ASX for official quotation of the shares issued on any exercise of an option.

7. Dividends

Shares issued on any exercise of an option will rank pari passu with all existing ordinary shares in the capital of the Company from the date of issue and will be entitled to each dividend for which the books closing date for determining entitlements falls after the date of each issue.

8. Bonus Issue

If the Company makes a bonus issue of shares or other securities pro rata to holders of ordinary shares (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) at a time when:

An option had not been exercised in full; or

An option had been exercised, but shares the subject of the exercise have not been issued in fulfilment of the Company's obligation in that regard, before the record date for determining entitlements to the bonus issue,

Then the number of shares over which the option is exercisable or has been exercised (as the case may be) will be increased by the number of securities which the holder of the option would have received if the option had been exercised before the record date for the bonus issue.

9. Rights Issue

If the Company makes an offer of ordinary shares pro rata to all or substantially all holders of ordinary shares (other than a bonus issue or an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) where (S+D) (as defined below) exceeds P (as defined below) at a time when:

- an option has not been exercised in full; or
- the option has been exercised, but shares the subject of the exercise have not been issued in fulfilment of the Company's obligation in that regard, before the record date for determining entitlements to the rights issue.

Then the Exercise Price per share will be reduced according to the following formula:

$$O1 = \frac{O - E\,(P - S + D)}{N + 1}$$

Where:

O1 = the new Exercise Price per share

O = the old Exercise Price per share

E = the number of shares into which one option is exercisable

P = the average market price of fully paid ordinary shares (weighted by reference to volume) sold in the ordinary course of trading on the ASX during the 5 trading days before the ex rights date or ex entitlements date.

S = the subscription price (application money plus calls) for new shares issued under the rights issue.

D = if the ordinary shares are trading on the ASX on a ex dividend basis, the (if any) dividends (on a per share basis) which have been declared but not yet paid is existing shares (except those to be issued under the rights issue)

N = number of shares required to be held to receive a right on one new share.

The number of shares which the Option Holder is entitled to subscribe for on exercise of the option shall remain unchanged.

10. Reconstruction

The rights of an Option Holder will be changed to the extent necessary to comply with the Listing Rules applying to a reorganisation of capital at the time of the reorganisation.

12. Advice

The Company must give notice to the Option Holder of any adjustment to the number of shares which the Option Holder is entitled to subscribe for or be issued on exercise of the option or the exercise price per share in accordance with the Listing Rules.

13. Right to participate in future issues

The Option Holder may only participate in new issues of securities to holders of shares to the extent the option has been exercised, if that is permitted by its terms, and the shares allotted in respect of the option before the record date for determining entitlements to the issue. The Company must give notice to the Option Holder of any new issue before the books closing date for determining entitlements to the issue in accordance with the Listing Rules.

ATTACHMENT B

Number and class of all securities not quoted on the ASX (including the securities in clause 2 if applicable)

Number of options	Class
2,560,000	$2.69 to $7.00 expiring 1 April 2010 (KCNAK)
60,000	$3.93 expiring 29 January 2007 (KCNAU)
50,000	$3.00 expiring 26 October 2010 (KCNAY)
30,000	$4.00 expiring 26 October 2010 (KCNAY)
80,000	$5.00 expiring 26 October 2010 (KCNAY)
80,000	$6.00 expiring 26 October 2010 (KCNAY)
25,000	$3.25 expiring 1 August 2010 (KCNAY)
50,000	$4.00 expiring 1 August 2010 (KCNAY)
100,000	$5.00 expiring 1 August 2010 (KCNAY)
100,000	$6.00 expiring 1 August 2010 (KCNAY)
125,000	$7.00 expiring 1 August 2010 (KCNAY)
50,000	$5.50 expiring 1 July 2011
100,000	$6.00 expiring 1 July 2011
100,000	$7.00 expiring 1 July 2011
150,000	$8.00 expiring 1 July 2011

Kingsgate
Consolidated Limited

11 July 2006

Via ASX Online
(1 page)

FOR PUBLIC RELEASE

The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Dear Sir or Madam

Kingsgate Moves to 18.81% of Andean

Kingsgate Consolidated Limited ("Kingsgate") announces that its relevant interest in Andean Resources Limited ("Andean") has increased to 18.81% as of 10am today.

Kingsgate's takeover offer for Andean will close today at 7pm (Sydney time) unless automatically extended under the Corporations Act.

Yours faithfully,

KINGSGATE CONSOLIDATED LIMITED

John Falconer
Company Secretary

Kingsgate Consolidated Limited *(ABN 42 000 837 472)*
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Kingsgate
Consolidated Limited

11 July 2006

Via ASX Online
(1 page)

FOR PUBLIC RELEASE

The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Dear Sir or Madam

Kingsgate Move on Andean continues to 20.17%

Kingsgate Consolidated Limited ("Kingsgate") announces that its relevant interest in Andean Resources Limited ("Andean") has increased to 20.17% as of 3pm today.

Kingsgate's takeover offer for Andean will close today at 7pm (Sydney time) unless automatically extended under the Corporations Act.

Yours faithfully,

KINGSGATE CONSOLIDATED LIMITED

John Falconer
Company Secretary

Kingsgate Consolidated Limited *(ABN 42 000 837 472)*
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Takeovers Panel

MEDIA RELEASE

No: 67/2006

Wednesday, 12 July 2006

Andean Resources Limited: Panel Publishes Reasons

The Takeovers Panel (the **Panel**) has today published the reasons for its decisions in relation to an application from Kingsgate South America Pty Ltd dated 30 June 2006 (see TP06/63).

Details of the Panel's decisions in relation to this application can be found on the Panel's website under Media Releases.

The sitting Panel which considered the application was Marie McDonald (Sitting President), Simon Withers and Irene Lee.

Nigel Morris
Director, Takeovers Panel
Level 47, 80 Collins Street
Melbourne, VIC 3000
Ph: +61 3 9655 3501
nigel.morris@takeovers.gov.au

Kingsgate
Consolidated Limited

12 July 2006

Via ASX Online
(1 page)

FOR PUBLIC RELEASE

The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Dear Sir or Madam

Kingsgate – now Andean's major shareholder at 22%

Kingsgate Consolidated Limited ("Kingsgate") today announced that its relevant interest in Andean Resources Limited ("Andean") had increased to 22.3% at the expiry of its Offer for Andean at 7pm yesterday (Sydney time).

This makes Kingsgate the largest shareholder in Andean and provides Kingsgate with a substantial indirect interest in Andean's Cerro Negro gold project located in Argentina.

Kingsgate Chairman Ross Smyth-Kirk said that the acquisition of 22% in Andean is another step in Kingsgate's strategy to develop into a major mid-tier gold company.

Attached is a notice under ASX Listing Rule 3.3.

Yours faithfully,

KINGSGATE CONSOLIDATED LIMITED

John Falconer
Company Secretary

Kingsgate Consolidated Limited (ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Corporations Act 2001 (Cth)
ASX Listing Rule 3.3

Notice

Kingsgate South America Pty Ltd (ACN 118 498 561) (***Kingsgate***) gives notice in accordance with ASX Listing Rule 3.3 that:

(a) the Offer Period in respect of the Offers dated 14 March 2006 made in accordance with the replacement bidder's statement dated 9 March 2006 as supplemented by the first supplementary bidder's statement dated 9 March 2006, the second supplementary bidder's statement dated 4 April 2006, the third supplementary bidder's statement dated 21 April 2006, the fourth supplementary bidder's statement dated 5 May 2006, the fifth supplementary bidder's statement dated 19 May 2006, the sixth supplementary bidder's statement dated 2 June 2006 and the seventh supplementary bidder's statement dated 16 June 2006 (the ***Bidder's Statement***) in relation to the takeover bid for all of the ordinary shares in Andean Resources Pty Ltd (***Andean***) expired at 7.00 pm Sydney Time on 11 July 2006.

(b) Kingsgate and its associates had a relevant interest in 22.31% of the bid class securities at the expiry of the Offer Period and continue to hold that same relevant interest; and

(c) Kingsgate will not proceed with compulsory acquisition of the remaining bid class securities under the *Corporations Act 2001* (Cth).

Terms defined in the Bidder's Statement have the same meaning when used in this Notice, unless the context requires otherwise.

Dated 12 July 2006

SIGNED for and on behalf of Kingsgate South America Pty Ltd

John Falconer
Director of Kingsgate South America Pty Ltd

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

RECEIVED

2007 JUL 10 A 10:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To Company Name/Scheme	Andean Resources Limited (***Andean***)
ACN/ARSN	ACN 064 494 319

1. Details of substantial holder (1)

Name	Kingsgate Consolidated Limited (***Kingsgate***) (and Kingsgate South America Pty Ltd (***Bidder***)).
ACN/ARSN (if applicable)	ACN 000 837 472

This notice is also given on behalf of Kingsgate South America Pty Ltd (ACN 118 498 561); Kingsgate Capital Pty Limited (ACN 095 220 607); Akara Mining Limited; Naka Udsahakum Limited; Issara Mining Limited; Richaphum Mining Limited; Kingsgate Peru SRL; and Minera Kingstae Capital South America Limitada (***Related Bodies Corporate***).

There was a change in the interests of the substantial holder on	See Annexure "A"
The previous notice was given to the company on	26/05/2006
The previous notice was dated	26/05/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Nil	38,799,628 ordinary shares fully paid	13.51% (based on 287,289,686 ordinary shares on issue)	64,103,104 ordinary shares fully paid	22.31% (based on 287,289,686 ordinary shares on issue)

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure "A"	Kingsgate and its Related Bodies Corporate.	Acquisition of relevant interest under s608(1) of the Corporations Act pursuant to acceptances of offers dated 14 March 2006 made under Bidder's off market takeover bid for ordinary shares in Andean on the terms set out in Bidder's replacement Bidder's Statement dated 9 March 2006 (the ***Offer***). Kingsgate's power to vote or dispose of Andean shares accepted into the Offer is qualified until Kingsgate becomes the registered holder of those shares.	One (1) Kingsgate ordinary share for every fifteen (15) Andean ordinary shares	25,303,476 ordinary shares fully paid	25,303,476

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Kingsgate and its Related Bodies Corporate	Persons to whom the Offer referred was made who have accepted the Offer	Kingsgate South America Pty Ltd	As set out in 3 above.	64,103,104 ordinary shares fully paid	64,103,104

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	Not applicable

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Kingsgate and its Related Bodies Corporate	Level 8, 14 Martin Place, Sydney, NSW, 2000
Andean	1/1 Nairn Street, Freemantle, Western Australia 6959

Signature

print name John Falconer capacity Director

sign here [signature] date 12/07/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Andean Resources Limited (*Andean*)
ACN/ARSN	ACN 064 494 319

1. Details of substantial holder (1)

Name	Kingsgate Consolidated Limited (*Kingsgate*) (and Kingsgate South America Pty Ltd (*Bidder*)).
ACN/ARSN (if applicable)	ACN 000 837 472

This notice is also given on behalf of Kingsgate South America Pty Ltd (ACN 118 498 561); Kingsgate Capital Pty Limited (ACN 095 220 607); Akara Mining Limited; Naka Udsahakum Limited; Issara Mining Limited; Richaphum Mining Limited; Kingsgate Peru SRL; and Minera Kingstae Capital South America Limitada (*Related Bodies Corporate*).

There was a change in the interests of the substantial holder on	See Annexure "A"
The previous notice was given to the company on	26/05/2006
The previous notice was dated	26/05/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Nil	38,799,628 ordinary shares fully paid	13.51% (based on 287,289,686 ordinary shares on issue)	64,103,104 ordinary shares fully paid	22.31% (based on 287,289,686 ordinary shares on issue)

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
See Annexure "A"	Kingsgate and its Related Bodies Corporate.	Acquisition of relevant interest under s608(1) of the Corporations Act pursuant to acceptances of offers dated 14 March 2006 made under Bidder's off market takeover bid for ordinary shares in Andean on the terms set out in Bidder's replacement Bidder's Statement dated 9 March 2006 (the *Offer*). Kingsgate's power to vote or dispose of Andean shares accepted into the Offer is qualified until Kingsgate becomes the registered holder of those shares.	One (1) Kingsgate ordinary share for every fifteen (15) Andean ordinary shares	25,303,476 ordinary shares fully paid	25,303,476

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Kingsgate and its Related Bodies Corporate	Persons to whom the Offer referred was made who have accepted the Offer	Kingsgate South America Pty Ltd	As set out in 3 above.	64,103,104 ordinary shares fully paid	64,103,104

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	Not applicable

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Kingsgate and its Related Bodies Corporate	Level 8, 14 Martin Place, Sydney, NSW, 2000
Andean	1/1 Nairn Street, Freemantle, Western Australia 6959

Signature

print name John Falconer capacity Director

sign here [signature] date 12/07/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

This is Annexure "A" of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) signed by me and dated 12 July 2006.

12 July 2006

Date

John Falconer, Director

Details of changes in relevant interests pursuant to acceptances, and withdrawals of acceptances, of the Offers

Date of change	Class and number of securities affected		Person's votes affected
30 May 2006	70,001	ordinary shares	70,001
31 May 2006	990	ordinary shares	990
1 June 2006	16,666	ordinary shares	16,666
2 June 2006	30,001	ordinary shares	30,001
6 June 2006	17,308	ordinary shares	17,308
13 June 2006	55,386	ordinary shares	55,386
20 June 2006	245,000	ordinary shares	245,000
28 June 2006	39,436	ordinary shares	39,436
29 June 2006	11,000	ordinary shares	11,000
4 July 2006	12,539	ordinary shares	12,539
5 July 2006	30,195	ordinary shares	30,195
6 July 2006	1,038,508	ordinary shares	1,038,508
10 July 2006	485,863	ordinary shares	485,863
11 July 2006	23,250,583	ordinary shares	23,250,583
TOTAL	**25,303,476**	**ordinary shares**	**25,303,476**

Andean Resources Limited

RECEIVED

2007 JUL 10 A 10:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

17 July 2006

Dear Andean Shareholder,

Final Result of the Kingsgate Takeover Offer and Update on Forthcoming Company Activities

I am writing to you to update you on several matters following the conclusion of Kingsgate's unsuccessful takeover offer for your Company.

At the outset I would like to thank you for your support during this process which I know has been an extremely intrusive one for many of you. The overwhelming majority (approximately 78%) of Andean shareholders have chosen to reject Kingsgate's offer reflecting the strong belief that Andean can continue to deliver significant future value from its Cerro Negro gold Project in Argentina, as a stand alone and independent company'.

Rest assured that while this process has been an unwelcome distraction for everyone involved with the Company, Andean has continued to made significant progress at Cerro Negro, including the delivery, in May 2006, of a maiden resource estimate comprising 840,000 ounces of gold solely at the Vein Zone deposit, one of eight currently identified epithermal gold prospects within the Cerro Negro tenement boundaries.

Management's immediate task is to progress our drilling program for the remainder of the year at an accelerated pace with the objective of increasing the project's resource base both at Vein Zone and, potentially, at one or more of the other identified prospect areas through the discovery of additional gold mineralisation. The detailed planning for this up-scaling in activities is well advanced.

Andean Board

You will be aware that your board have called a General Meeting of the Company to be held later this month to seek the removal of Mr Gavin Thomas from the Andean board. Your independent directors are firmly of the view that it is not appropriate for Mr Thomas to remain on the board given his dual responsibilities as a director of Andean and a senior executive of Kingsgate. Given recent events, we believe Mr Thomas' position represents an insurmountable conflict of interest for him.

Your independent Directors recognise that Andean must be forward looking and in a position to make a successful transition from exploration to project development. The recent release of the resource estimate for Cerro Negro of 840,000 ounces is an important milestone in this process. For this reason the board has given considerable thought to the most appropriate structure and skills needed for the next phase of Andean's development and will be looking in the short term to expand its board and management capabilities accordingly.

Andean Resources Limited
Nairn Street Fremantle WA. Po Box 1321 Fremantle WA 6959
T: 08 9430 9966 F: 08 9430 9965

Alternatives

During the course of the takeover, your independent directors indicated that there were a number of parties assessing Andean and in particular Cerro Negro. Some of these parties are still reviewing data and while the process has progressed in accordance with our expectations it is not possible to reliably forecast the outcome of these at this point in time. Your independent directors will keep shareholders informed of any material developments in relation to these discussions as and when they occur.

Future Business

As previously mentioned, operations at Cerro Negro have continued to deliver outstanding results throughout the period of the Kingsgate offer, notwithstanding the fact that a considerable amount of time and human resources were directed into responding to the unsolicited Kingsgate offer.

As mentioned above, the Company is planning to accelerate its exploration and pre-development work at Cerro Negro including:

- Increasing the number of drill rigs operating at site from 1 to 3;
- Bringing forward the drilling of additional advanced exploration targets;
- Accelerating the timing of a scoping study on possible mining options at Vein Zone such that a commitment can be made towards undertaking a full feasibility study as soon as possible; and
- Engaging additional development personnel to assist in the preparation of the feasibility study.

We are enthusiastic at the prospect of advancing our drilling program during the upcoming drilling season and I look forward to updating you on future progress in due course. Your independent directors believe that you have made the right choice to remain an Andean shareholder to participate in the next exciting stage of the Company's growth.

Once again, we appreciate your support and look forward to advancing Cerro Negro on your behalf.

Yours sincerely

Warren Gilmour
Chairman

Kingsgate
Consolidated Limited

21 July 2006

Via ASX Online
(9 pages)

FOR PUBLIC RELEASE

The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Dear Sir or Madam,

Appendix 3B, Top 20 Shareholders and Distribution of Shareholdings

We enclose "Appendix 3B – New issue announcement, application for quotation of additional securities and agreement", Top 20 shareholders and distribution of shareholdings.

The enclosed Appendix 3B updates the Appendix 3B lodged on 3 March 2006 in which a maximum of 20,419,312 ordinary fully paid shares may be issued in respect of Kingsgate South America Pty Ltd's takeover bid for Andean Resources Limited (AND).

The total number of fully paid ordinary shares issued during the takeover bid of AND to 17 July 2006 was 4,273,644 shares.

The total number of fully paid ordinary shares of Kingsgate is 90,246,158.

Yours Faithfully,

John Falconer
Company Secretary
KINGSGATE CONSOLIDATED LIMITED

Kingsgate Consolidated Limited
(ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Kingsgate Consolidated Limited

ABN

42 000 837 472

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary fully paid shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,273,644
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1 Kingsgate Consolidated Limited ordinary share for every 15 Andean Resources Limited ordinary shares.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued under Kingsgate South America Pty Ltd's takeover bid for Andean Resources Limited
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 April 2006 – 17 July 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	90,246,158	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,660,000	Options over ordinary shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:21 July 2006
(~~Director/~~Company secretary)

Print name: John Falconer

== == == == ==

+ See chapter 19 for defined terms.

KINGSGATE CONSOLIDATED LIMITED FULLY PAID ORDINARY SHARES (ISSUED)

AS AT 18/07/06

	HOLDER NAME	UNITS	% OF ISSUED
1	WESTPAC CUSTODIAN NOMINEES	17,642,975	19.55%
2	NATIONAL NOMINEES LIMITED	11,352,396	12.58%
3	ANZ NOMINEES LIMITED	10,725,787	11.89%
4 *	J P MORGAN NOMINEES	6,992,850	7.75%
5 *	SMYTH-KIRK ROSS DONALD	4,586,271	5.08%
6	BIRD BRUCE CLAYTON	3,207,110	3.55%
7	CITICORP NOMINEES PTY LIMITED	2,974,258	3.30%
8	HSBC CUSTODY NOMINEES	2,802,517	3.11%
9	WILLOW BEND STATION PTY LIMITED	1,401,408	1.55%
10	INVESTMENT QUEENSLAND	1,273,385	1.41%
11	AMP LIFE LIMITED	1,012,617	1.12%
12	ANZ NOMINEES LIMITED	859,674	.95%
13	CITICORP NOMINEES PTY LIMITED	855,487	.95%
14 *	MAMINDA PTY LIMITED	733,533	.81%
15	BAHULU PTY LIMITED	694,376	.77%
16	HSBC CUSTODY NOMINEES	651,876	.72%
17 *	KOMOR CHRISTOPHER	551,407	.61%
18	GRIMWADE FREDERICK SHEPP	410,000	.45%
19	DOOGARY INVESTMENTS LIMITED	380,000	.42%
20	NIWATE PTY LIMITED	300,006	.33%
	*** TOP 20 TOTAL ***	69,407,933	76.90%

** ALL HOLDERS INCLUDED

* - DENOTES MERGED HOLDER

SPREAD OF HOLDINGS	HOLDERS	UNITS	% OF ISSUED CAPITAL
NIL HOLDING			
1 - 1,000	842	442,782	.49 %
1,001 - 5,000	1201	3,202,614	3.55 %
5,001 - 10,000	309	2,313,045	2.56 %
10,001 - 100,000	291	8,763,022	9.71 %
100,001 -	57	75,524,695	83.69 %
TOTAL ON REGISTER	2700	90,246,158	100.00 %

Kingsgate
Consolidated Limited

26 July 2006

Via ASX Online
(8 pages)

FOR PUBLIC RELEASE

The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Dear Sir or Madam,

Appendix 3B

We enclose "Appendix 3B – New issue announcement, application for quotation of additional securities and agreement" in respect of the issue of 13,334 fully paid ordinary shares.

The above shares were issued today as part of Kingsgate South America Pty Ltd's takeover bid for Andean Resources Limited (AND) as a valid acceptance from an Andean shareholder was inadvertently processed late by our Acceptance and Transfer Agent.

The total number of fully paid ordinary shares issued during the takeover bid of AND to 26 July 2006 was 4,286,978 shares.

The total number of fully paid ordinary shares of Kingsgate is 90,259,492.

Yours Faithfully,

John Falconer
Company Secretary
KINGSGATE CONSOLIDATED LIMITED

Kingsgate Consolidated Limited
(ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Kingsgate Consolidated Limited

ABN

42 000 837 472

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary fully paid shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	13,334
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1 Kingsgate Consolidated Limited ordinary share for every 15 Andean Resources Limited ordinary shares.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued under Kingsgate South America Pty Ltd's takeover bid for Andean Resources Limited
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26 July 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	90,259,492	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,660,000	Options over ordinary shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:26 July 2006
(~~Director~~/Company secretary)

Print name: John Falconer

== == == == ==

+ See chapter 19 for defined terms.

SCHEDULE I - Documents made public, filed or distributed since 1 July 2006

FOLDER 2

No	Document Date	Document Name
1.	27 July 2006	Fourth Quarter Activities Report
2.	27 July 2006	Update Presentation
3.	3 August 2006	Further high grade mineralisation in Chatree North
4.	4 August 2006	Form 484 – Change of Company Details
5.	17 August 2006	Exploration Licences Granted in Thailand
6.	21 August 2006	Resource increases to 3.8 million ounces at Chatree
7.	30 August 2006	Preliminary Final Report & Full Year Accounts
8.	30 August 2006	Media Release 2006 Full Year Results
9.	30 August 2006	Financial Results Presentation
10.	20 September 2006	Trading Halt
11.	22 September 2006	Request to lift trading halt
12.	28 September 2006	Final Dividend – DRP Share Price
13.	3 October 2006	Appendix 3B
14.	4 October 2006	Change of Director's Interest Notice
15.	13 October 2006	Interim Ore Reserves at Chatree Gold mine
16.	13 October 2006	Notice of AGM/Annual Rep/Sustainability Report
17.	31 October 2006	First Quarter Activities Report
18.	2 November 2006	Change in substantial holding for AND
19.	13 November 2006	Resignation/Appointment of Company Secretary

No	Document Date	Document Name
20.	15 November 2006	CEO's Presentation – AGM 2006
21.	15 November 2006	Results of AGM
22.	15 November 2006	Chairman's 2006 AGM Address
23.	24 November 2006	Fulfillment of Thai Ownership Obligations
24.	8 December 2006	GDR: Landmark $13m Capital Raising
25.	8 December 2006	Sale of Goldstar
26.	11 December 2006	Ceasing to be a sustainable holder in GDR
27.	25 January 2007	Second Quarter Activities Report
28.	25 January 2007	Second Quarter Activities Report
29.	31 January 2007	Expiry of Options
30.	20 February 2007	Half Yearly Report and Half Yearly Accounts
31.	21 February 2007	Becoming a substantial holder
32.	26 February 2007	Chatree Mine Upgrade
33.	26 February 2007	Amended: Chatree Mine Upgrade – H West Mineralisation
34. 2	2 March 2007	Tampa Update Presentation
35.	9 March 2007	Response to ASX Share Price Query
36.	14 March 2007	Share Placement to Thai Interests
37. 1	14 March 2007	Appendix 3B
38.	12 April 2007	Chatree North Mining Leases – Environmental Approval Received
39.	18 April 2007	Change in substantial holding
40.	26 April 2007	Financing Package

No	Document Date	Document Name
41.	26 April 2007	Appendix 3B
42.	30 April 2007	Third Quarter Activities Report
43.	8 May 2007	RIU Sydney Resources Round-Up Presentation
44.	28 May 2007	Change in substantial holding/Change of Directors Int Not
45.	1 June 2007	Standard and Poors Announces June Quarterly Index Rebalance
46.	5 June 2007	Macquarie Gold Day Presentation
47.	7 June 2007	Appendix 3B
48.	14 June 2007	Gold Hedging

Kingsgate
Consolidated Limited
ABN 42 000 837 472

27 July 2006

Via ASX Online
(13 pages including cover letter)

FOR PUBLIC RELEASE

Manager, Company Announcements
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir,

Quarterly Report Ended 30 June 2006

We enclose the Quarterly Report on activities for three (3) month period ended 30 June 2006.

KINGSGATE CONSOLIDATED LIMITED

JOHN FALCONER
Company Secretary

Kingsgate Consolidated Limited (ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Kingsgate
Consolidated Limited

QUARTERLY REPORT

For the three months ended 30 June 2006

SUMMARY OF ACTIVITIES

Quarter Highlights

Gold Produced:

June 2006	35,531 oz
March 2006	30,435 oz
June 2005:	*34,162 oz*

Cash Operating Cost:

June 2006	US$228/oz
March 2006	US$260/oz
June 2005:	*US$194/oz*

Average Gold Price Received:

June 2006:	US$325 /oz
March 2006:	US$395 /oz
June 2005:	*US$398 /oz*

Average Spot Gold Price

June 2006	US$618 /oz
March 2006	US$557 /oz
June 2005:	*US$426 /oz*

Securities

As at 30 June 2006
Ordinary shares: 88,571,921
Unlisted options: 3,260,000

As at 26 July 2006
Ordinary shares: 90,259,492
Unlisted options: 3,660,000

GAVIN THOMAS
CEO
27 July 2006

KEY POINTS

- **Globally low annual Cash Costs @ US$206/oz gold**
- **Globally low annual Total Costs @ US$247/oz gold**
- **Gold production for the year 140,071 ozs**
- **Gold hedging almost eliminated**
- **Strategic 22.3% acquired in Andean Resources**

OVERVIEW

Chatree Gold Mine

- Cash costs for the year were US$206/oz gold, with total costs at US$247/oz – both at globally low levels in the bottom quartile among producers.
- Gold production for the year was 140,071 ozs despite an early wet season (as previously notified). Average gold grade of 2.4g/t was on target.
- Gold production was 35,531 ounces in the quarter.
- Total cash operating costs were US$228/oz in the quarter. Higher fuel prices were balanced by improved grade and strip ratio in the June quarter.
- The annualised plant throughput rate has increased to a new level of 2.3-2.4 million tonnes per annum due mainly to the full commissioning of the pebble crusher.

Development

- The feasibility study is being finalised for the expansion to double annual gold production to over 300,000 oz gold and silver production to over 2Moz per year.
- Discussions are underway with Ausenco to optimise the construction, capital costs and team members.

Mining Leases

- The Chatree North mining leases are in the final review stage of the Environmental Impact Assessment, a vital step in the granting process.

Exploration

- A large group of exploration licences (SPL's) is ready for imminent granting.
- High grade intercepts continue at A pit, especially in a newly defined high grade central zone with results including 9m @ 6.3g/t & 11m @ 3.8g/t gold. This should deepen the planned base of the proposed open pit.

Corporate

- Total cash on hand A$10.4 million (US$7.6 million).
- The offer for Andean Resources (AND.ASX) closed on 11 July 06 with the successful acquisition of a 22.3% strategic stake. Kingsgate issued a total of 4.3 million shares under a bid of 1 Kingsgate share for every 15 Andean shares.
- Ineffective gold hedges were pre-delivered, as notified. Only 59,000 ozs remain.


Fig.1: Quarterly Gold Production & Cash Costs
Gold Poured (oz)
Total Cash Cost (US$/oz)
Gold Poured ozs
Total Cash Cost
60,000
50,000
40,000
30,000
20,000
10,000
0
300
250
200
150
100
50
0
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05
Jun 05
Sep 05
Dec 05
Mar 06
Jun 06

CHATREE GOLD MINE

PRODUCTION COSTS

Cash costs for the financial year are US$206 per ounce gold with total production costs of US$247 per ounce.

Total Cash Costs decreased to US$228 per ounce for the June quarter as a result of increased mill throughput rates, up 14% on the March quarter and up 25% on the Dec half 2005. Total Production costs were US$271 per ounce for the quarter.

Total cash costs continue to remain in the lowest quartile of global gold producers 2006 cash costs and especially for total costs *(Source: Global Mining Research)*. Costs are maintained by grid power, a low number of expatriates and a "Buy Thai" policy sourcing items locally.

Industry wide cost pressures on consumable items and fuel continue. Thailand totally removed a subsidy on diesel fuel which gave a one off increase to costs during the last half.

Chatree Mine	Units	Jun 06 Quarter	Mar 06 Quarter	Jun 05 Quarter
Waste mined	bcm	1,053,973	1,256,428	1,317,685
Ore mined	bcm	175,517	192,483	177,416
Waste:ore ratio		6.0	6.5	7.4
Ore mined	tonnes	466,486	513,522	485,329
Ore treated	tonnes	582,679	505,445	456,825
Head grade	Au g/t	2.1	2.0	2.6
	Ag g/t	10.1	12.6	16.0
Gold recovery	%	88.3	90.7	91.4
Gold poured	**ounces**	**35,531**	**30,435**	**34,162**
Silver poured	ounces	93,871	115,622	101,592

Cost Category: *Gold Institute Revised Standard for Reporting Production Costs*	Jun 06 Quarter US$/oz Gold Produced	Mar 06 Quarter US$/oz Gold Produced	Jun 05 Quarter US$/oz Gold Produced
Direct mining expense	**240**	**280**	**196**
Refining and transport	**2**	**3**	**2**
By product credit	**(28)**	**(38)**	**(14)**
Cash Operating Cost	**214**	**245**	**184**
Royalty	**14**	**15**	**10**
Total Cash Cost	**228**	**260**	**194**
Depreciation/Amortisation	**43**	**40**	**56**
Total Production Cost	**271**	**300**	**250**

Kingsgate reports unit costs in accordance with the Gold Institute Standard. Silver is accounted for as a by-product at Chatree whereby revenues from silver are deducted from operating costs in the calculation of cash costs per ounce.
The Total Cash Cost of future production at Chatree will fluctuate due to changing grade, throughput, strip ratio and recovery outcomes.

Chatree Mine	Units	FY 2005-06
Ore treated	tonnes	2,000,264
Waste to ore ratio		7.0
Head grade	Au g/t	2.4
	Ag g/t	14.0
Gold recovery	%	90.2
Gold poured	**ounces**	**140,071**
Silver poured	ounces	459,701
Cash Operating Cost	US$/oz	**206**
Total Production Cost	US$/oz	247

OPERATIONAL PERFORMANCE

Production at Chatree for the full financial year was 140,071 ounces of gold, 5% below the original annual target, due to the early onset of the wet season, as previously notified. The average gold grade was 2.4g/t gold, matching the original target. All other annual targets were within expectations

The June quarter production was 35,531 ounces of gold, a marked increase on the preceding quarter due to higher mill throughput rates. The targeted higher annualised plant throughput rate of 2.3 – 2.4 mtpa was met in the quarter, and exceeded in the month of June. This was mainly due to the pebble crusher being fully commissioned during the quarter with larger grates installed in the SAG mill. A new Falcon gravity circuit with a Gekko in-line leach reactor is being commissioned at present which should improve recoveries in higher grade areas. Although gold recoveries were slightly lower in the June quarter, some balancing of gold recoveries is still required with the new gravity circuit.

The early onset of the wet season limited access to some higher grade areas in C South and C North. Heavy rainfall did not halt production significantly, but the higher grade areas are naturally in the deepest parts of the open pits. Mining occurred in the main C-H pit, with remnant mining in P, D & S pits. S pit will now be used for water storage for the dry season.

At Chatree North, mining continued during the quarter on the hill of A Pit, within the new mining lease granted last September. Tonnages have remained low but have provided some softer oxide ore to the mill feed.



Mining at Chatree North A pit with C pit in foreground

SAFETY AND ENVIRONMENT

Chatree is now believed to be the safest hard rock mine in the world, based on Kingsgate's assessment, although reliable data is limited. The world-class safety and environmental record continued with almost 7.5 million hours worked at Chatree with only one Lost Time Incident (LTI). This includes the construction of the mine, which commenced in the year 2000, and nearly 5 years of mining operations, with a total workforce now numbering over 825 people. Since the one LTI was recorded, 5.4 million hours have been worked over nearly 3.5 years. In addition, there have been no reportable environmental incidents during the life of the mine and it remains in compliance.

The Chatree Gold Mine was awarded the National Occupational Health and Safety and Environment Award – 2005 by the Labour Minister of Thailand, Somsak Thepsuthin, as part of the National Safety Competition for All Industries in Thailand.

This safety and environmental record demonstrates the commitment to continual improvement in productivity and sustainability to deliver industry best practice.

Work has continued on ensuring compliance with the new International Cyanide Management Code after Akara Mining Limited (Chatree Gold Mine) became one of the original signatories in September 2005. It is anticipated that an internal audit will be conducted in the next half followed by an external audit.

The mine received royal recognition from Princess Ubolratana for its Drug and Alcohol Policy and continued support of the "White Factory Policy". The mine has a zero tolerance policy for non-prescription drug use matched with random testing.

FORECAST

Production for the financial year to end June 2007 is anticipated to be similar to the year just completed, with cash costs similar to the June quarter but subject to any further pressure from increased consumable prices.

Production targets have been adjusted due to the lack of clarity on the timing of the final granting of the new mining leases at Chatree North.

DEVELOPMENT PROJECT CHATREE NORTH

The feasibility study is being finalised on the expansion case which is aimed to raise annual gold production to over 300,000 ozs. Discussions with Ausenco have focused on the optimization of the construction, timetable and the specific project team, as well as capital costs. Phil MacIntyre, the current General Manager, will continue to lead the project team, especially given his record of delivering projects on time and on budget at Chatree.

Silver recoveries are expected to be increased significantly from around 45% to over 70% allowing over 2Moz/year silver to be produced.

The granting of the mining leases will be the point at which final approval for the expansion is anticipated. Final discussions are underway to gain approval of the Environmental Impact Assessment from the regulatory body, the ONEPP. This will be a critical step in achieving the granting of the mining leases at Chatree North.

Underground mining potential exists in both the Chatree & Chatree North mining areas. Preliminary investigations during the quarter were positive that underground mining is feasible. A pre-feasibility study will be completed in the next quarter. This may lead to underground mining, subject to government approval of amended mine plans within the C Lode of the existing Chatree Mine lease during the current financial year.

Should underground mining proceed at Chatree this would provide significant information, training and confidence to undertake a full assessment to exploit the deeper and high grade ore zones located at the base of and to the east of the A pit in Chatree North (see purple zones in Fig 2).

Chatree North - conceptual view of A Pit and Ore Zones


A Hill
A East
feeder zone
higher grade underground potential

Figure 2:
Current A Pit shell at Chatree North showing high grade underground potential (purple) and open cut (red) wire frames of gold zones.

CHATREE NORTH

A – A East Pit:

Infill and extension drilling continued on the A and A East areas of Chatree North during the quarter. The aim of the drilling was to:

- Extend the limits of the current "A Pit" shell,
- Increase confidence on the continuity and grade of the mineralisation,
- Focus on pushing back the western wall of pit, as the pit shell is limited purely by drill holes,
- Focus on increasing the geological resources status to predominantly Measured & Indicated level, raising the tonnes available for mine planning,
- Focus on the deeper and generally higher grade A East mineralisation.

A PROSPECT DRILL RESULTS

(intercepts with Au assays > 10gram.metres)

Hole No	From (m)	To (m)	Interval (m)*	Au (g/t)
914RDext	98.40	108.20	9.80	2.89
	132.60	140.10	**7.50**	**26.30**
incl.	137.00	140.10	**3.10**	**60.60**
	175.60	179.70	4.10	3.39
3234RD	260.00	275.00	15.00	2.36
3301RD	223.50	259.50	36.00	2.66
incl.	248.40	252.10	**3.70**	**9.33**
3326RD	217.00	252.00	35.00	4.06
5322RC	17.00	29.00	12.00	2.51
	76.00	80.00	4.00	8.19
3232RD	328.00	333.15	**5.15**	**12.10**
3235RD	317.60	329.60	**12.00**	**4.31**
949RDext	174.00	177.10	3.10	9.59
	181.60	188.00	6.40	3.51
	211.00	217.60	6.60	3.06
	243.00	261.40	**18.40**	**3.57**
incl.	248.50	255.00	**6.50**	**5.83**
	273.55	296.50	22.95	2.83
2771RDext	277.00	308.00	31.00	3.21
incl.	295.00	301.80	**6.80**	**9.70**
3318RD	193.90	205.00	11.10	1.58
	213.00	230.70	17.70	3.43
	315.50	329.00	13.50	2.04
3320RD	161.00	164.00	3.00	3.63
	265.00	277.00	12.00	2.32
3128RDext	258.00	259.85	1.85	15.30
3330RC	170.00	180.00	**10.00**	**5.32**
3344RC	191.00	193.00	2.00	12.30

*Intersections may not be true width

The results above have not been previously reported. Significant intersections from A and A East drilling include:

A new high grade zone has been delineated in the central zone of the A Pit that is open at depth and to the north. This should deepen the base of the current pit shell (see Fig 3 and Fig 4).

CHATREE MINE

J Prospect:

Results continue to be encouraging on J Prospect, just west of P pit, with high grade mineralisation from near surface. These drill holes followed up previously reported ore grade intercepts from the March quarter. Significant intersections from J Prospect drilling include:

J PROSPECT DRILL RESULTS

(intercepts with Au assays > 10gram.metres)

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)
5406RC	4.00	7.00	3.00	6.44
5355RC	2.00	12.00	10.00	4.38
5354RC	7.00	10.00	3.00	3.63
5393RC	71.00	75.00	4.00	7.59

*Intersections may not be true width

REGIONAL EXPLORATION – THAILAND

A large block of the 101 exploration licence applications extending for over 100kms around the Chatree mine are ready for imminent granting. This would make it the largest block of exploration licences ever granted in Thailand.

This contiguous block of exploration licenses cover the key prospective areas within the newly identified Central Thailand Gold Province that Kingsgate believes has potential for several new gold mines.

Kingsgate subsidiaries have 115 SPLA's (Special Prospecting Licence Applications) in total which cover a large area of about 1,700km2. A number of significant large surface anomalies have been identified, many of which are ready for drilling.

EXPLORATION – SOUTH AMERICA

Surface exploration continued in Chile, Peru and Argentina. The San Luis epithermal gold project near Copiapo, Chile was drill tested but the option was relinquished. Preliminary surface sampling results in the Artemisa prospect in southern Peru indicate potential for a high tonnage, high sulphidation epithermal system.

Chatree North - conceptual view of A Pit and Ore Zones


3301RD
914RD
3232RD
3235RD
949RD
2771RD
3330RD
New high grade zone
to deepen Pit

Figure 3:
Location of recent drillholes with significant intersections at Chatree North.
Current A Pit shell shown with wire frame gold ore zones in red

CORPORATE

FINANCE

At 30 June 2006, the group had net cash on hand of US$7.6 million (A$10.4 million), of which US$1.5 million is denominated in Australian dollars. The Company also has in place a revolving credit facility for US$16 million, with four participating banks. The entire facility was available at 30 June 2006.

The Company suspended a share buyback scheme in February'06 due to an off-market all scrip takeover bid for another company and therefore no shares were bought back during the quarter.

GOLD HEDGE POSITION

Kingsgate aggressively delivered into its gold hedge positions during the June quarter to increase the company's exposure to the future spot gold price. A significant impact of this action has been to remove ineffective gold hedges that under AFRIS had an adverse impact on the Company's Profit and Loss account.

Consequently Kingsgate has a considerably higher exposure to the spot gold price. The remaining gold hedging will be delivered as scheduled during the next financial year. Hedge commitments outstanding at 30 June 2006 were 58,780 ounces of gold. The entire hedge delivery schedule is outlined as follows:

Scheduled gold hedge deliveries remaining:	
Sept Qtr 06	16,250 oz @ US$317 per oz
Dec Qtr 06	16,250 oz @US$317 per oz
Mar Qtr 06	13,000 oz @US$318 per oz
Jun Qtr 06	13,000 oz @US$318 per oz

The average cash price received by Kingsgate for gold sales in the March quarter was US$325/oz, compared with an average spot price of US$618/oz. The lower realized price was impacted by pre-delivery of gold sales into out-of the-money hedge positions.

The Kingsgate Group had no foreign exchange currency hedging in place at the date of this report and is not exposed to any margin calls from hedge counterparties.

There was a negative mark to market valuation of US$16.9 million for the hedge book based on a spot price of US$602/oz and an exchange rate of US$0.74 on 30 June 2006.

All remaining positions are deemed to be "effective hedges" and are therefore reflected dominantly in provisions in the company's balance sheet. The Company continues to aggressively deliver into its hedge book via quarterly deliveries with a view to eliminating commitments by the end of the new financial year in June 2007.

A summary of the company's gold and silver sales is tabulated below:

Category	Units	Jun 2006 QTR	Mar 2006 QTR	Jun 2005 QTR
Avg prevailing spot gold price	US$/oz	618	557	426
Avg cash price received (on gold Production)	US$/oz	325	395	398
Gold sold	Ounces	34,653	36,187	34,162
Silver sold	Ounces	91,942	131,976	101,592
Revenue from metal production	US$M	12.4	15.6	14.4

TAKEOVER BID FOR ANDEAN RESOURCES

Kingsgate acquired a strategic 22.38% stake in Andean Resources (AND.ASX). The all-scrip off-market takeover bid for Andean closed on 11 July'06. One Kingsgate share was offered for every 15 Andean shares. Kingsgate now controls 64,303,104 AND shares, which converted to 4,286,978 KCN shares.

Andean owns an advanced exploration project called Cerro Negro in southern Argentina. The project bears many geological similarities to Chatree.

NEW COO POSITION

Phil MacIntyre, the current Chatree General Manager, has been promoted to the newly created position of Chief Operating Officer (COO) for Kingsgate which includes the role of "General Manager – Akara Mining Limited". The aim is to allow Phil to spearhead the project team for the expansion at Chatree. Phil will retain control of the mine, but a new mine manager will be recruited.

Phil has an enviable history of successful project developments. The original Chatree plant construction and two expansions have been achieved on time and on budget under his guidance

SELLDOWN / DIVESTMENT

Kingsgate is well advanced in meeting the timeframe for the selldown of 51% of its Thai operating asset, Akara Mining, by the end of November 2006 to Thai nationals.

The preferred approach for achieving this selldown is by an IPO on Thai Stock Exchange in 2-3 years time, during or after construction of expanded plant. Kingsgate would aim to hold both direct and indirect interest to maintain control. In the interim period, a partial selldown may occur whereby Kingsgate controls the cashflow until the security becomes easily tradeable. Negotiations are underway with some of the largest investors in Thailand (pension funds and mutuals) to become strategic, cornerstone investors. Kingsgate is currently appointing financial and legal advisers.

Initiatives to extend the current term of the incentives under the Board of Investment, or to appeal under the Free Trade Agreement have been diminished given that Thailand still has a caretaker government in place.

Board of Directors

Ross Smyth-Kirk Chairman
John Falconer Non-Executive Director
Peter McAleer Non-Executive Director

Company Secretary

John Falconer

Senior Management Team

Gavin Thomas CEO
Ron James GM Exploration & Resources Development
Peter Warren Chief Financial Officer
Phil MacIntyre Chief Operating Officer & GM Akara Mining Limited
Stephen Promnitz Corporate Development Manager

Information in this report that relates to geology, drilling, mineralization and Mineral Resource estimates is based on information compiled by Ron James and Mike Garman, employees of the Kingsgate Group who are Competent Persons under the meaning of the JORC Code with respect to the mineralization being reported on. All have given their consent to the Public Reporting of these statements concerning geology, drilling and mineralization.

Issued Share Capital

Kingsgate has 88,571,921 ordinary shares on issue at the end of June 2006. There are 3,260,000 unlisted options issued to employees.

After the close of the all scrip offer for Andean Resources Limited, Kingsgate has 90,259,492 ordinary shares on issue as at 26 July 2006 and 3,660,000 unlisted options issued to employees.

Quarterly Share Price Activity

	High	Low	Last
Sep 2003	$4.00	$2.70	$3.88
Dec 2003	$4.25	$3.38	$3.84
Mar 2004	$3.98	$3.25	$3.76
Jun 2004	$3.90	$3.25	$3.76
Sep 2004	$3.59	$2.92	$3.00
Dec 2004	$3.40	$2.35	$2.45
Mar 2005	$2.75	$2.05	$2.26
Jun 2005	$2.98	$2.02	$2.84
Sep 2005	$3.75	$3.08	$3.72
Dec 2005	$4.67	$3.55	$4.60
Mar 2006	$6.45	$4.55	$6.44
Jun 2006	$6.80	$3.74	$5.14

Kingsgate Consolidated (ASX:KCN) is part of the S&P/ASX 200 Index.

LISTED ON AUSTRALIAN STOCK EXCHANGE

Registered Office

Kingsgate Consolidated Limited
Suite 801, Level 8
14 Martin Place
Sydney NSW 2000, Australia
Phone (61 2) 8256 4800
Fax (61 2) 8256 4810
Email info@kingsgate.com.au
Website www.kingsgate.com.au

Share Registry

Security Transfer Registrars Pty Ltd
770 Canning Highway
Applecross WA 6953

PO Box 535
Applecross WA 6953

Phone (61 8) 9315 0933
Fax (61 8) 9315 2233
Email registrar@securitytransfer.com.au

Please direct shareholding enquiries to the share registry

APPENDIX - A

A - A EAST PROSPECTS DRILLING RESULTS - (Intercepts with Au assays > 10g metres)

Hole No.	Easting Local_A	Northing Local_A	Azimuth Local_A	Dip (degrees)	Hole Depth (m)	From (m)	To (m)	Interval (m)*	Au (g/t)
3312RC	5300	20313	90	-60	189.00	91.00	99.00	8.00	2.58
3306RC	5342	20228	90	-60	270.00	136.00	143.00	7.00	1.54
5360RC	5113	20128	259	-55	144.00	86.00	89.00	3.00	4.93
3348RC	5199	20125	270	-55	230.00	88.00	92.00	4.00	2.89
3314RC	5267	20076	90	-60	138.00	83.00	86.00	3.00	5.24
5364RC	5155	20073	259	-55	122.00	63.00	68.00	5.00	3.04
					and	104.00	106.00	2.00	8.12
914RDext	5209	20004	270	-55	199.80	98.40	108.20	9.80	2.89
					and	132.60	140.10	7.50	26.30
					incl.	**137.00**	**140.10**	**3.10**	**60.60**
					and	175.60	179.70	4.10	3.39
3234RD	5170	19975	90	-55	302.40	260.00	275.00	15.00	2.36
3301RD	5179	19950	90	-57	300.20	223.50	259.50	36.00	2.66
					incl.	**248.40**	**252.10**	**3.70**	**9.33**
3326RD	5182	19923	90	-60	380.00	217.00	252.00	35.00	4.06
5318RC	5040	19926	259	-55	80.00	48.00	51.00	3.00	6.67
					and	63.00	71.00	8.00	1.97
3305RD	5184	19876	90	-57	380.40	91.00	93.00	2.00	5.57
					and	185.00	194.00	9.00	2.27
					and	202.00	208.05	6.05	3.59
5322RC	5210	19874	259	-55	95.00	17.00	29.00	12.00	2.51
					and	76.00	80.00	4.00	8.19
5316RC	5023	19854	79	-55	100.00	11.00	25.00	14.00	1.47
2713RDext	5223	19853	90	-55	360.00	285.30	293.00	7.70	1.56
3232RD	5198	19850	90	-58	350.80	328.00	333.15	5.15	12.10
3235RD	5202	19823	90	-55	393.70	317.60	329.60	12.00	4.31
					incl.	**317.60**	**321.00**	**3.40**	**7.43**
					incl.	**327.10**	**329.60**	**2.50**	**8.32**
949RDext	5495	19803	270	-55	360.70	174.00	177.10	3.10	9.59
					and	181.60	188.00	6.40	3.51
					and	211.00	217.60	6.60	3.06
					and	243.00	261.40	18.40	3.57
					incl.	**248.50**	**255.00**	**6.50**	**5.83**
					and	273.55	296.50	22.95	2.83
					incl.	**285.00**	**293.50**	**8.50**	**5.28**
3319RD	5458	19776	90	-60	293.10	250.35	255.00	4.65	2.28
					and	270.30	276.15	5.85	3.80
2771RDext	5514	19774	270	-55	350.40	277.00	308.00	31.00	3.21
					incl.	**295.00**	**301.80**	**6.80**	**9.70**
2532RDext	5448	19774	270	-55	271.20	240.00	241.50	1.50	7.49
2533RDext	5475	19699	270	-55	260.00	235.00	239.00	4.00	2.56
3318RD	5423	19676	90	-60	314.40	193.90	205.00	11.10	1.58
					and	213.00	230.70	17.70	3.43
					and	315.50	329.00	13.50	2.04
					incl.	**315.50**	**320.40**	**4.90**	**3.93**
3320RD	5493	19676	90	-60	314.12	161.00	164.00	3.00	3.63
					and	265.00	277.00	12.00	2.32
					incl.	**271.40**	**273.00**	**1.60**	**11.50**

A - A EAST PROSPECTS DRILLING RESULTS - (Intercepts with Au assays > 10g metres)

Hole No.	Easting Local_A	Northing Local_A	Azimuth Local_A	Dip (degrees)	Hole Depth (m)	From (m)	To (m)	Interval (m)*	Au (g/t)
5365DD	5268	19672	259	-55	101.00	44.00	52.00	8.00	2.67
3321RC	5359	19650	90	-60	180.00	58.00	62.00	4.00	2.60
3231RD	5404	19623	90	-60	281.30	212.90	219.20	6.30	2.97
3128RDext	5366	19594	90	-55	304.80	258.00	259.85	1.85	15.30
2642RD	5363	19550	90	-55	362.10	261.00	262.60	1.60	7.17
					and	338.00	340.00	2.00	6.35
3330RC	5388	19476	90	-60	279.00	170.00	180.00	10.00	5.32
3332RC	5338	19476	90	-60	140.00	80.00	82.00	2.00	5.74
3334RC	5288	19476	90	-60	191.00	75.00	84.00	9.00	1.35
3344RC	5411	19475	90	-60	273.00	191.00	193.00	2.00	12.30
5464RC	4966	19463	90	-55	75.00	20.00	28.00	8.00	1.19
5377RC	5058	19423	270	-55	96.00	19.00	24.00	5.00	2.22

*Intersections may not be true width

J PROSPECT DRILLING RESULTS - (Intercepts with Au assays > 10g metres)

Hole No.	Easting Local_C	Northing Local_C	Azimuth Local_C	Dip (degrees)	Hole Depth (m)	From (m)	To (m)	Interval (m)*	Au (g/t)
5406RC	5233	1710	90	-55	60.00	4.00	7.00	3.00	6.44
5355RC	5133	1685	90	-55	80.00	2.00	12.00	10.00	4.38
5354RC	5184	1660	90	-55	70.00	7.00	10.00	3.00	3.63
5393RC	5107	1660	90	-55	100.00	71.00	75.00	4.00	7.59

*Intersections may not be true width


675 000mE
676 000mE
677 000mE
678 000mE
North
CHATREE NORTH
MINING LEASE APPLICATION
Q
A
K
1 805 000mN
1 804 000mN
1 803 000mN
1 802 000mN
1 801 000mN
Priority Target Area
Q Pits
A Pit
A East Pit
Recently Granted Mining Lease
K West Pit
K East Pit
Access road
Mars North
H West
C-H Pit
S Pit
D Pit
"Chatree" Mine
Tailings Storage Facility
CHATREE MINING LEASE
1 Kilometre
Reference
Granted Mining Lease
Proposed pits, Chatree North
Priority Target Area for potential extensions to existing resources

Figure 4: Chatree & Chatree North Leases & Prospects with drillhole locations for the Chatree North drill results in Appendix A

Low Cost Growth

with more leverage to gold price

June Qtr Update - 27 July 2006


Low Cost Growth
Cost Gold
gold costs onASX
globally
US$206/0z Cash Cost
US$247/0z Total Cost
term Growth
doubling in '08
drilling success
300,000
to
140,000 oz
2008
term Growth
to come
prospects defined
Proven
package

Global Cash Cost Curve


US$/oz
600
500
400
300
200
100
0
Current Gold Price
Gold Fields
Anglo Gold
Newmont
Barrick
Cash Cost Curve 2005
Chatree 2005 FY
Chatree 2006 FY
Chatree 2004 FY
Source: Global Mining Research
0%
25%
50%
75%
100%

Operational Results

- On target [illegible]
  - [illegible]
  - [illegible] – at new [illegible]
  - [illegible] grade 2.4g/t – on target [illegible]
  - [illegible] 7.0 – on target for [illegible]
- [illegible] pressures
  - Low costs maintained due;
    - Grid power, few expats, source materials locally
  - Cost pressures continue industry wide:
    - Consumables, explosives, cyanide
    - [illegible]

Operational Results



Mill Throughput (Ktpa)
2,000
2,350
Forecast
01/02
02/03
03/04
04/05
05/06F
06/07F



Head Grade (g/t)
2.4
Forecast
01/02
02/03
03/04
04/05
05/06F
06/07F



Cash Cost & Realised Price (US$/oz)
308
335
385
401
206
Forecast
01/02
02/03
03/04
04/05
05/06F
06/07F



Gold Production (K'ozs)
140
Forecast
01/02
02/03
03/04
04/05
05/06F
06/07F

Forecast

- Forecast FY07 [illegible]
  - [illegible]
    - [illegible] Chatree [illegible]
  - Costs similar to June Qtr 05 [illegible] pressures exist
  - Higher Mill throughput of 2.3 [illegible]
  - Mine plan adjusted due to uncertainty of timing of granting of Chatree North mining leases
  - Greater leverage to gold price as <59,000ozs to be delivered in FY07 to close hedge book

Almost Unhedged

- Hedge Positions
  - [illegible] 000 oz [illegible]
  - [illegible]
  - [illegible] expansion to >300,000 [illegible]
  - [illegible] IFRS impacts from [illegible]
- Expansion
  - Feasibility study being optimised at present
  - Ausenco will likely manage project, selecting team
  - Phil McIntyre promoted to COO to manage expansion
    - Project record of on-time, on-budget development
  - Finance: Most funding to come from divestment [illegible]
  - Project cash flow [illegible] indicates hedging not critical

Selldown - in Control

- [illegible]
  - [illegible]
  - [illegible] ownership [illegible]
  - [illegible] to Nov'07 + 5 y[illegible]
- Selldown - Commercial D[illegible]
  - Fair Value expected for Selldown [illegible]
  - May have pre-IPO sale short term to Thai [illegible]
    - ~10% beneficial interest in Chatree project
  - Follow with IPO on Thai StockEX in 2-3yrs
- Currently Negotiating Outcome [illegible]

Selldown & Incentives

Investment Incentive Timetable

2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
100% Ownership				60-100% Ownership			55-60% Ownership						
ZERO Tax							15% Tax					30% Tax	
Initial B.O.I. Incentives				Interim Selldown of Thai Entity			Selldown of Thai Entity COMPLETE					No B.O.I. Incentives	

Main Asset - Chatree

- Low sulphidation epithermal deposit
- Opened in Nov'01
- ~150,000 oz/yr Au
- Good Infrastructure
- Grid Power
- 'Buy Thai' policy
- Workforce


Hanoi
Laos
Rangoon
Chatree
THAILAND
Bangkok
Cambodia
Vietnam
Phuket

Chatree Gold Mine


New mining lease
Mining started Feb 06
Proposed 'A' Pit
Current mining lease boundary

Chatree mine ('C' Pit & Plant)
Looking north to Chatree North (New 'A' Pit)

Chatree Gold Mine


A Pit mined at
Chatree North.
Chatree North (New 'A' Pit)
Chatree mine ('C' Pit & 'H' Pit)

Chatree North

Chatree North - conceptual view of A Pit and Ore Zones



A Hill
A East
feeder zone
higher grade underground potential

Figure 2:
Current A Pit shell at Chatree North showing high grade underground potential (purple) and open cut (red) wire frames of gold zones.

Chatree North

Chatree North - conceptual view of A Pit and Ore Zones


3301RD
3.7m@9.33g/t
914RD
7.5m@26.3g/t
3232RD
5.15m@12.10g/t
3235RD
12.0m@4.31g/t
3301
914
3232
3235
New high grade zone
to deepen Pit
949
2771
949RD
6.5m@5.8g/t
2771RD
6.8m@9.7g/t
3330
3330RD
10.0m@5.32g/t

Figure 3:
Location of recent drillholes with significant intersections at Chatree North.
Current A Pit shell shown with wire frame gold ore zones in red

Chatree North – More gold

- Ex[illegible] drill [illegible]
  - [illegible]
  - [illegible] deepen[illegible] profile [illegible]
  - Underground potential ex[illegible]
  - Underground mining being [illegible]
    - [illegible] experience under [illegible]
- Examples of drill results:
  - 7.5m @ 26 g/t gold, incl 3.1m @ 60 g/t
  - 5.1m @ 12 g/t gold
  - 35m @ 4.[illegible] g/t

Chatree Expansion



N Prospect
A Prospect
A East Prospect
K Prospect
H
C
S Prospect
D
Duplicate Plant
Add tank farm
for silver circuit

- Add silver circuit (Merrill Crowe)
- High silver in A pit (15Moz)
- Aim – lift silver recoveries from [illegible]% to >70%


Super Pit
North
W
E
S
Chatree North
Proposed
Pits
Chatree
1 Kilometre

Leases

- EIA approval key step for granting
- Not "if" but "when" Lease granting occurs

Chatree-North Mining Lease Applications


MINING LEASE APPLICATION
Mining Lease 'A' Pit

Chatree North Resource Growth



3.0 km



Ground Resistivity Targets
In-house equipment and personnel
Ongoing detailed surveys
Ling Volcanic Complex
Q-Resource drill out 2006
A-Resource drill out 2006
J-Drill testing 2006
R-Drill Testing 2006
Chatree Volcanic Complex

Regional Prospects

- Discovered potential [illegible]
- [illegible] prospective targets w[illegible] economic distance of cur[illegible] gold processing plant
- Includes 10 high priority targets
- 14 lease applications ~1500 km2
- Numerous releases about exploration expected for > 1 year



Chatree
30 Kms

Kingsgate delivers

- Reliable gold producer [illegible]
- [illegible]
- [illegible] gold province [illegible]
- Strong financials- No Debt
- [illegible] & lease applications [illegible]
- Almost unhedged
- Future expansion potential >300,000 oz/yr

Disclaimer

[illegible]

[illegible] developments may vary materially [illegible] which are relevant to the company [illegible] political uncertainty, changes to [illegible] company & general economic conditions [illegible] cautioned not to place undue reliance on such forward looking [illegible]

Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, the company [illegible] any obligation to publicly update or revise any of the forward looking statements, changes in events, conditions or circumstances on which any such statement is based.

www.kingsgate.com.au

Kingsgate
Consolidated Limited

3 August 2006

Via ASX Online
(2 pages)

FOR PUBLIC RELEASE

The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Dear Sir or Madam,

Further High Grade Mineralization in Chatree North

30m at 16.3 g/t Gold

Drilling at Chatree North has intersected significant mineralization about 50 meters outside the planned east wall of the A Pit. Hole 3363RC intersected 30 meters at 16.3 g/t gold from 147 to 177 meters down hole. Field duplicate samples have confirmed the intersection.

The mineralization has potential to extend the A Pit to the east and is open at depth and along strike. Gold mineralization in this area is generally hosted within a favourable lithological unit comprising a volcanic sediment package. Feeder zones extend below this package while an upper volcanic unit caps the top of economic mineralization in this local area.

This intercept is outside all so far defined geological resource areas.

Drilling is ongoing to determine the continuity of this mineralized zone as it has been intersected in other holes along strike (see attached section and 3D geological model).

Yours Faithfully,

Gavin Thomas

Gavin Thomas
Chief Executive Officer
KINGSGATE CONSOLIDATED LIMITED

Kingsgate Consolidated Limited
(ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au


Favourable Sediment Package
3363RC - 30m @ 16.3 g/tAu
A - EAST PROSPECT
CROSS SECTION 19725N
100RL
50RL
0RL
-50RL
-100RL
5300E
5350E
5400E
5450E
5500E
5550E
5600E
5650E

New intersection east of A Pit


A Hill
A East
Red: Open Pit Veins
Purple: Underground Vein Potential

Overview of the current A Pit showing location of new intersection that may extend the pit wall further east

Kingsgate Consolidated Limited
(ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Kingsgate
Consolidated Limited

4 August 2006

Via ASX Online
(4 pages)

FOR PUBLIC RELEASE

The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Dear Sir or Madam,

ASIC Form 484 – Issue of Shares

Pursuant to listing Rule 3.8A, we enclose a copy of Form 484 which the Company lodged today with the Australian Securities and Investments Commission.

Yours Faithfully,

John Falconer
Company Secretary
KINGSGATE CONSOLIDATED LIMITED

Kingsgate Consolidated Limited
(ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Australian Securities & Investments Commission

OFFICE USE ONLY: 1F

Form 484

Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

All mandatory fields will be identified with an *.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name *
Kingsgate Consolidated Limited

ACN/ABN *
000 837 472

Corporate key *
33808013

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
John Falconer

ASIC registered agent number (if applicable)

Telephone number
02 8256 4800

Postal address
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

This form must be SIGNED and DATED by a current officeholder after it is PRINTED

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name *
John Falconer

Capacity *
☐ Director
☑ Company secretary

Signature
[signature]

Date signed
4/8/2006 (dd/mm/yyyy)

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email Click here to send ASIC an email.
Web www.asic.gov.au

Change Notification Page

Please notify the changes you wish to make by selecting at least one of the tick boxes available below. Your tickbox selections will generate the appropriate section(s) which will appear after this page.

- A1 ☐ Change of address
- A2 ☐ Change a name for officeholder or members
- A3 ☐ Change of ultimate holding company details
- B1 ☐ Cease an officeholder
- B2 ☐ Appoint an officeholder
- B3 ☐ Change to special purpose company status

Click on the button below if you need assistance in making your selection

Form 484 Guide

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC of changes to the shares and/or members register, select the appropriate tickbox below.
Please wait until the table displays showing the appropriate sections that you should complete.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
C ☑ Issue of shares ☐ Proprietary company ☑ Public company ☐ if in response to the Annual company statement ☑ if not in response to the Annual company statement				

C ☐ **Cancellation of shares**

C ☐ **Transfer of shares**

C ☐ **Changes to amounts paid**

C ☐ **Changes to beneficial ownership**

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	4,546,976	$5.59	0

Earliest date of change

Please indicate the earliest date that any of the above changes occurred*

04042006 (dd/mm/yyyy)

If shares were issued for other than cash, were some or all shares issued under a written contract?

☑ Yes

if yes, proprietary companies must also lodge a Form 2072 certifying that all stamp duties have been paid. Public companies must also lodge a Form 2072 and either a Form 208 or a copy of the contract.

☐ No

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☑ No

Kingsgate
Consolidated Limited

17 August 2006

Via ASX Online (3 pages) **FOR PUBLIC RELEASE**

The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Dear Sir or Madam,

Exploration Licences Granted in Thailand
- Drill Ready Targets Available

Kingsgate's Thailand subsidiaries have been granted 51 of the 101 Special Prospecting Licence's ("SPL's") currently under application surrounding the Chatree Gold Mine. The remaining 50 SPL Application's ("SPLA's") are anticipated to be granted soon.

Kingsgate believes that Thailand's central gold province has potential for numerous large gold mines. Several prospects have 'drill ready' targets that will be tested over the next year. Kingsgate considers that some of these prospects will develop into similar projects as the Chatree mine which has geological resources in excess of four million ounces and potential for five to ten million ounces.

The 51 SPL's that were granted are located in Phitsanulok and Pichit Provinces and cover about 700 km^2 out of a total of approximately 1,500km^2 applied for. The remainder are located in Phetchabun Province.

The granting of these SPL's enables full exploration to be conducted in the areas, including drilling, and will commence immediately.

Since applying for these SPLA's almost three years ago, Kingsgate's Thailand subsidiaries have been conducting permissible reconnaissance exploration including airborne geophysics (magnetic, radiometric and resistivity surveys), regional stream sediment sampling, rock chip sampling and geological mapping.
This work has led to the discovery of over thirty significant gold prospects, several of which are ready for drilling.

Kingsgate Consolidated Limited
(ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

The Chatree Gold Mine has at its disposal nine drill rigs of which seven are dedicated to exploration. The company also has 18 exploration geologists with excellent knowledge of the area and is recruiting additional personnel to explore the SPL's. Initial exploration drilling will focus in areas where there is maximum potential to increase gold resources. These areas include known prospects adjacent to the Chatree Gold Mine as well as advanced regional targets with similar characteristics to the gold mineralisation at Chatree.

Yours Faithfully,

Gavin Thomas

Gavin Thomas
Chief Executive Officer
KINGSGATE CONSOLIDATED LIMITED

Kingsgate Consolidated Limited
(ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au


675,000mE
700,000mE
N
Phitsanulok
1,825,000mN
Chatree North
Chatree
1,800,000mN
Phetchabun
Phichit
1,775,000mN
Reference
Granted
Pending granting
Other company's SPLA's
Province boundary
Bangkok ~200 km
Nakhon Sawan
0
5
10
15
20
25
Kilometres
1,750,000mN

Kingsgate Consolidated Limited
(ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Kingsgate
Consolidated Limited
ABN 42 000 837 472

21 August 2006

Via ASX Online (3 pages) **FOR PUBLIC RELEASE**

The Manager - Announcements
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir or Madam

Increased Mineral Resource Adds 0.7 Million Ounces Gold To Total 3.8 Million Ounces Gold At Chatree

Resources at Chatree increased by more than 20% (0.7 million ounces gold) in 8 months raising the total Mineral Resources to 3.8 million ounces gold and 32 million ounces silver at a 0.6g/t gold cut-off grade.

In addition to increasing resources, drilling has also improved the confidence of the resource category. Over 25% of the resource has been upgraded to the Measured and Indicated category, which continues the excellent conversion rate at Chatree.

The 0.7 million ounce gold increase takes mine depletion into account but does not include high grade zones recently intersected in A East and the deposit remains open in all directions. Pit optimisation for ore reserves is underway and results are expected soon.

Kingsgate's Chatree Gold Mine in central Thailand remains on track to maintain its forecast rapid growth rate in resources with continued growth expected through ongoing drilling. This resource estimate, combined with ore fed to the mill since project outset, demonstrates that the Chatree project has contained 4.5 million ounces of gold to date. This confirms Chatree as a world class gold deposit.

Gavin Thomas
Chief Executive Officer

Kingsgate Consolidated Limited *(ABN 42 000 837 472)*
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: +61 2 8256 4800
Facsimile: +61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Mineral Resources as at 31 May 2006

CHATREE GOLD MINE INTERIM MINERAL RESOURCE (As at 31 May 2006 at a 0.6g/t gold cut-off grade)						
			Grade		Contained Ounces	
Source	Category	Tonnes (Kt)	Gold (g/t)	Silver (g/t)	Gold (Oz)	Silver (Oz)
Chatree Mine Total (1) On Current Lease	Measured	6,159	1.8	8	356,000	1,654,000
	Indicated	7,490	1.6	7	380,000	1,700,000
	Inferred	4,216	1.7	8	226,000	1,049,000
	Total	**17,865**	**1.7**	**8**	**962,000**	**4,403,000**
Chatree North Total (2)	Measured	31,730	1.6	17	1,613,000	17,030,000
	Indicated	16,653	1.6	14	832,000	7,586,000
	Inferred	5,989	1.5	13	292,000	2,513,000
	Total	**54,372**	**1.6**	**16**	**2,737,000**	**27,129,000**
Stockpiles	**Subtotal**	**1,161**	**1.0**	**5**	**38,000**	**187,000**
Chatree Total	**Total**	**74,559**	**1.6**	**13**	**3,775,000**	**31,906,000**

(1) Includes C, H, D, HS, HW, S and P pits at Chatree cut to the May 2006 surface.

(2) Includes A, AE, Q, KW and KE at Chatree North

Note: Some figures may not add correctly due to rounding errors

Preliminary pit optimisations at US$450/oz gold indicate a 0.6g/t gold cut-off is appropriate

The US$450/oz gold price is an approximate 3 year average, prepared by Kingsgate from public data.

The resource block model has been optimized to compensate for the smaller mining blocks based on the operational history of selective mining at Chatree.

Using the Sept'05 cut-off grade of 0.7g/t, Resources are 3.5Moz gold @1.8g/t & 29Moz silver @15g/t.

Information in this report that relates to geology, drilling, mineralisation and Mineral Resource estimates is based on information compiled by Rob Spiers, Ron James and Mike Garman who are Competent Persons under the meaning of the JORC Code with respect to the mineralisation being reported on. These interim estimates are unaudited by an independent expert. All the joint authors of the Mineral Resource Statement are employees of Kingsgate Consolidated Limited and its wholly owned subsidiaries. All have given their consent to the Public Reporting of these statements concerning geology, drilling and mineralisation in this format.

Kingsgate Consolidated Limited (ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: +61 2 8256 4800
Facsimile: +61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Kingsgate
Consolidated Limited
ABN 42 000 837 472

30 August 2006

92 Pages (including this page)

Manager, Company Announcements
Australian Stock Exchange Limited

Dear Sir,

PRELIMINARY FINAL ASX APPENDIX 4E REPORT
FOR THE YEAR ENDED 30 JUNE 2006

We enclose herewith the following documents:

- Preliminary Final ASX Appendix 4E Report for the year ended 30 June 2006; and
- Directors Report and Financial Statements for the year ended 30 June 2006.

Yours faithfully
KINGSGATE CONSOLIDATED LIMITED

JOHN FALCONER
Company Secretary

Suite 801, Level 8
14 Martin Place
Sydney NSW 2000
Australia

Tel: (61 2) 8256 4800
Fax: (61 2) 8256 4810

Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

KINGSGATE CONSOLIDATED LIMITED
ABN 42 000 837 472

ASX CODE: KCN

PRELIMINARY FINAL ASX 4E REPORT

FOR THE YEAR ENDED 30 JUNE 2006

TABLE OF CONTENTS

Kingsgate Consolidated Limited
ABN 42 000 837 472
(ASX Code: KCN)

Appendix 4E
Preliminary Final Report
For the Financial Year Ended 30 June 2006

Results for Announcement to the Market

				$'000
Revenue from ordinary activities	Up	11%	to	74,143
Profit from ordinary activities after tax attributable to members	Up	99%	to	16,662
Net profit for the period attributable to members	Up	99%	to	16,662

Dividends/distributions	Amount per security	Franked amount per security
Final dividend		
- current reporting period	**5.0 ¢**	**nil**
- previous reporting period	5.0¢	nil
Interim dividend		
- current reporting period	**5.0¢**	**nil**
- previous reporting period	2.0¢	nil

Record date for determining entitlements to the final dividend of 5.0 cents per share

21 September 2006

Brief explanation of any of the figures reported above and short details of any bonus or cash issue or any other item of importance not previously released to the market:

Refer attached Review of Operations for commentary on the results for the year.

Current Reporting Period:	**Year ended 30 June 2006**
Previous Corresponding Reporting Period:	Year ended 30 June 2005

REVIEW OF OPERATIONS

Overview

The directors of Kingsgate Consolidated Limited today announced a net profit after tax of $16.66 million for the year ended 30 June 2006.

Final Dividend

The directors have declared a final unfranked dividend of 5 cents per share, bringing to 10 cents the total dividends declared in respect to 2005/06. Earnings per share were 19.3 cents for the year.

Dividend payments during 2005/06 include a final dividend of 5 cents per share relating to the 2004/05 year, and an interim dividend for 2005/06 of 5 cents per share.

Finance

The net profit after tax for the year was $16.66 million and represents a 99% increase on the profit of $8.4 million achieved in the previous year. The profit is equivalent to US$12.3 million.

Operational performance improved over the previous financial year mainly due to a 10% increase in mill throughput at similar grades and a slightly lower cash costs per oz. The Group aggressively delivered into hedge positions (as it moves to become an unhedged producer) which impacted on revenues but not profits as provisions taken in the previous year were released. In addition, $2.85 million of exploration expenditure mainly in South America was expensed to profits during the year.

Total revenue amounted to $74 million and is an increase of 11% over the previous year. The increased revenue resulted from higher gold production although the delivery into hedge positions constrained revenue.

The operating cash flow totalled $21.9 million. Net investing cash flows for property, plant, equipment and exploration were $36.2 million and included $15.3 million spent on exploration activities in Thailand and South America.

Dividends paid during the year amounted to $7.43 million and $1.26 million was incurred on the Share Buy Back program, under which 376,167 shares were cancelled.

The company has available a financing facility of US$16 million, with 4 banks participating by means of a revolving credit facility. The facility was fully available at year-end.

Operations

Total production at Chatree for the year was 140,071 ounces of gold and 459,701 ounces of silver at a total cash cost of US$ 206 per ounce and total production cost of US$ 247 per ounce of gold. These results continue to establish Chatree as a very low cost producer and in the lowest 20% of producers globally (Source Global Mining Research). Gold production represents an increase of 10.7% on previous year mainly as a result of higher plant throughput following the full commissioning of the pebble crusher.

The company's excellent safety and environmental performance continued without a single lost time injury being recorded throughout the year and is now one of the world's safest mines (Source:

Australia, Mineral Council of Australia and North America, Canadian Institute of Mining and Metallurgy). There were no reportable environmental incidents during the year and the company maintained international accreditations for ISO 9001 for Quality Control, ISO 14001 for Environmental Management and OHSAS 18001 for Occupational Health and Safety. The company is finalising ISO 17025 accreditation for the laboratory which is anticipated to be granted shortly.

Exploration

Exploration continued to focus on developing resources and reserves in Chatree mine area and Chatree North. The company's significant exploration program achieved continuing success and raised the total company Ore Reserves to over 1.8 million ounces of gold as at 30 September 2005, an increase of 22% on 30 June 2005. Mineral Resources as at 30 May 2006 amounted to over 3.8 million ounces of gold, compared with 3.0 million ounces a year ago and represents a 25% increase over 2005. New discoveries have been made at various locations north of the existing operations and this trend of mineral discovery is anticipated to continue for the foreseeable future. The gold mineralisation at Chatree is closely associated with a 'resistivity' geophysical signature and exploration work has identified this discernable anomaly for approximately 23 kilometres in strike length north and south of the Chatree operations.

Over the past three years the average cost of discovering gold into a resource category has been US$7 an ounce. There has been an increased focus on converting discoveries to higher categories of Mineral Resources and Ore Reserves. This is demonstrated by a 45% increase during the year of resources in the measured and indicated category. This has been done to evaluate and support the planned expansion of the mine to support a 5 mtpa plant. A feasibility study will be completed soon by the engineering firm Ausenco.

On 17 August 2006 51 exploration licences that surround the Chatree mine in the Pitchit and Pitsanulok Provinces were granted. The remaining 50 exploration licences in Phetchabun Province are anticipated to be granted shortly. This will allow for detailed exploration to commence in the highly prospective central goldbelt of Thailand where several drill ready targets have been identified.

In South America, Kingsgate continues to pursue opportunities and acquire tenements in Peru, Chile and Argentina in search for gold and silver epithermal systems.

The company is committed to exploration in order to increase the Mineral Resource and Ore Reserve position and will increase exploration expenditure to approximately US$11.0 million in Thailand in the forthcoming year.

Business Development

The Company is in the process of completing a feasibility study into an expansion of the Chatree operation to 5 million tonnes per anum with gold and silver production in the order of 300-350,000 ozs and 2.0 -2.5 million ozs respectively. The expansion will be subject to the granting of mining leases for Chatree North. The Environmental Impact Assessment (EIA) for Chatree North has been completed by the company and is currently being assessed by the relevant authorities. Once the EIA is formally approved the mining leases applications can proceed through the Thai government approval process.

The divestment of 51% of the Company's Thai subsidiary, Akara Mining Limited, as required under the Thai Board of Investment incentive scheme, is on schedule for completion by its due date in late November 2006. The Company intends to implement a divestment process that will result in

the Company ultimately receiving market value for its Thai investment. Discussions have been held with Thai investors and financial and legal advisors have been appointed to complete the process.

Strategic positions were taken in two gold exploration companies with potential for future gold production. Goldstar Resources NL(GDR.ASX)(19.6 % equity stake) is exploring potentially high grade gold quartz veins in Victoria, Australia . Andean Resources Limited (AND.ASX) (22.4% equity stake) is exploring in Patagonia Argentina for epithermal gold deposits similar to Kingsgate's Chatree Gold mine.

Outlook

The Directors are confident that Kingsgate is well-positioned to progress its strategy for profitable growth. Opportunities are being continually monitored and evaluated. The outlook for next year is positive and current expectations are for gold production cash costs to be similar to the year just completed, but subject to any further pressure from increased consumable prices.

Improvements to these projections are being targeted through a focus on cost and production initiatives and by pursuing short-term contributions from exploration.

INCOME STATEMENT
For the year ended 30 June 2006

	Notes	Consolidated 2006 $'000	2005 $'000
REVENUE FROM CONTINUING OPERATIONS	3	74,143	66,770
Changes in inventories of finished goods and work in progress		(522)	(868)
Direct costs of mining and processing		(40,266)	(34,851)
Employee benefits expense		(8,053)	(6,019)
Depreciation and amortisation expenses	3	(7,805)	(8,720)
Finance costs	3	(854)	(982)
Exploration expensed		(2,853)	(2,082)
Foreign exchange gains / (losses)	3	205	135
Gain / (loss) on derivative financial instruments		7,056	-
Other expenses from ordinary activities		(4,389)	(4,992)
Profit before income tax		16,662	8,391
Income tax expense	4	-	-
Profit from continuing operations		16,662	8,391
Net Profit attributable to members of Kingsgate Consolidated Limited		16,662	8,391
		Cents	**Cents**
Basic earnings per share	15	19.3	9.8
Diluted earnings per share	15	19.3	9.8

The income statement is to be read in conjunction with the review of operations and the accompanying notes to the financial statements.

BALANCE SHEET
As at 30 June 2006

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000
CURRENT ASSETS			
Cash and cash equivalents		10,391	32,119
Receivables		1,398	4,000
Inventories		6,656	6,346
Other assets		2,751	1,816
TOTAL CURRENT ASSETS		21,196	44,281
NON-CURRENT ASSETS			
Receivables		-	-
Available-for-sale financial assets		20,385	-
Mine property, plant and equipment		122,922	88,077
Other assets		94	3,650
Investments		-	-
TOTAL NON-CURRENT ASSETS		143,401	91,727
TOTAL ASSETS		164,597	136,008
CURRENT LIABILITIES			
Payables		8,948	7,184
Provisions		1,162	1,114
Derivative financial instruments		23,138	872
TOTAL CURRENT LIABILITIES		33,248	9,170
NON-CURRENT LIABILITIES			
Provisions		3,292	2,842
Derivative financial instruments		49	2,767
TOTAL NON-CURRENT LIABILITIES		3,341	5,609
TOTAL LIABILITIES		36,589	14,779
NET ASSETS		128,008	121,229
EQUITY			
Parent entity interest			
Contributed equity	8	92,091	75,934
Reserves	9	(23,629)	(9,367)
Retained profits	10	59,546	54,662
TOTAL EQUITY		128,008	121,229

The balance sheet is to be read in conjunction with the review of operations and the accompanying notes to the financial statements.

STATEMENTS OF CHANGES IN EQUITY
For the year ended 30 June 2006

	Consolidated	
	2006	2005
	$'000	$'000
Total equity at the beginning of the financial year	121,229	133,488
Adjustment on adoption of AASB 132 and AASB 139:		
Retained profits	(3,109)	-
Reserves	(24,475)	-
Restated total equity at the beginning of the financial year"	93,645	133,488
Available-for-sale financial assets	(955)	-
Changes in fair value of cash flow hedges	(2,360)	-
Exchange differences on translation of foreign operations	12,873	(10,505)
Employee share options	655	47
Net income recognised directly in equity	10,213	(10,458)
Profit for the year	16,662	8,391
Total recognised income and expense for the year	26,875	(2,067)
Transactions with equity holders in their capacity as equity holders:		
Contributions of equity, net of transaction costs	17,425	2,504
Shares bought back on-market and cancelled, inclusive of transaction costs	(1,268)	(723)
Dividends paid	(8,669)	(11,973)
	7,488	(10,192)
Total equity at the end of the financial year	128,008	121,229

The above statements of changes in equity should be read in conjunction with the accompanying notes.

Statement of Cash Flows
For the year ended 30 June 2006

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers (inclusive of goods and services tax		73,308	65,440
Payments to suppliers and employees (inclusive of goods and services tax)		(51,579)	(44,350)
Interest received		798	1,983
Finance costs		(638)	(889)
Dividends received		-	-
NET CASH INFLOW FROM OPERATING ACTIVITIES		21,889	22,184
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for exploration and land acquisitions		(15,310)	(33,913)
Loans to related parties		-	-
Payments for property, plant and equipment		(15,201)	(4,229)
Payments for investments		(5,724)	
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(36,235)	(38,142)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of shares		536	215
Payments for shares bought back		(1,259)	(718)
Share issue and buy-back transaction costs		(9)	(5)
Dividends paid		(7,434)	(9,684)
NET CASH (OUTFLOW) FROM FINANCING ACTIVITIES		(8,166)	(10,192)
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		(22,512)	(26,150)
Cash at the beginning of the financial year		32,119	59,696
Effects of exchange rate changes on cash and cash equivalents		784	(1,427)
CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR		10,391	32,119

The statement of cash flows is to be read in conjunction with the review of operations and the accompanying notes to the financial statements.

Notes to the Preliminary Final Report
For the year ended 30 June 2006

1. Basis of preparation of the Preliminary Final Report

This report has been prepared in accordance with Appendix 4E of the Australian Stock Exchange Listing Rules and is based on AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views. This financial report relates to the consolidated entity consisting of Kingsgate Consolidated Limited and the entities it controlled at the end of, or during, the year ended 30 June 2006. The accounting policies adopted are consistent with those of the previous year.

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in financial reports. Amounts in this report have been rounded off in accordance with that Class order to the nearest thousand dollars.

2. Statement about the audit status

This report is based on financial statements that have been audited. The company does not expect that there will be any qualifications to its financial statements.

3. Revenue and Expenses from Ordinary Activities

	Consolidated	
	2006	2005
	$'000	$'000
REVENUE		
Revenue from continuing operations		
Sales Revenue		
Gold sales	67,224	61,045
Silver sales	5,558	3,254
Services	-	-
Other Revenue		
Interest	798	2,042
Dividends	-	-
Other	563	429
Revenue from continuing operations	74,143	66,770

3. EXPENSES

	Consolidated 2006 $'000	Consolidated 2005 $'000
Cost of sales	43,941	40,660
Foreign exchange (gains) / losses	205	(135)
Finance costs		
Interest and finance charges paid/payable	541	673
Rehabilitation provision discount adjustment	97	93
Amortisation of deferred borrowing costs	216	216
Finance costs expensed	854	982
Write down of raw materials and stores	-	568
Rental expense relating to operating leases	2,112	1,426
Depreciation and amortisation		
Mine properties	4,953	6,488
Mine buildings, plant and equipment	2,716	2,157
Non-mining property, plant and equipment	321	237
Depreciation capitalised	(185)	(162)
Total depreciation and amortisation	7,805	8,720

4. INCOME TAX

Income tax expense

The income tax expense for the financial year differs from the amount calculated on profit. The differences are reconciled as follows:

	Consolidated 2006 $'000	Consolidated 2005 $'000
Profit from continuing operations before income tax expense	16,662	8,391
Income tax calculated @ 30% (2005 – 30%)	4,999	2,517
Tax effect of amounts which are not deductible (taxable) in calculation taxable income:		
Non-taxable dividends	-	-
Tax exempt profits - Thailand	(5,342)	(4,502)
Income tax adjusted for permanent differences	(343)	(1,985)
Current year tax loss not brought to account	343	1,985
Income tax expense	-	-

Akara Mining Limited, a controlled entity, has received approval from the Royal Thai Board of Investment (BOI) of the Office of the Prime Minister for promotion of the Chatree Gold Mine.

Subject to meeting BOI conditions and based on a production of 178,416 ounces of gold and 583,733 ounces of silver, Akara Mining Limited's Chatree Gold Mine is entitled to:

a) An 8 year full corporate tax holiday commencing at first gold pour on metal sales:
b) A further 5 year half tax holiday following (a) above (at a 15% tax rate); and
c) Other benefits.

5. Controlled entities acquired or disposed of

Kingsgate South America Pty Ltd was incorporated in Australia 23 February 2006.

6. Details of aggregate share of profit (losses) of Associates and Joint Venture Entities

There are no associates or joint venture entities associated with the Consolidated Entity.

7. Segment Information

Primary reporting – Business segments

The Consolidated Entity operates exclusively in the business segment of gold mining and exploration.

Secondary reporting – Geographical segments

	Consolidated	
	2006	2005
	$'000	$'000
Sales to external customers:		
Asia Pacific	72,782	64,299
Other revenue:		
Asia Pacific	1,361	2,471
	74,143	66,770
Segment Results:		
Asia Pacific	19,437	10,221
South America	(2,775)	(1,830)
	16,662	8,391
Segment Assets:		
Asia Pacific	162,992	135,346
South America	1,605	662
	164,597	136,008
Capital Expenditure:		
Asia Pacific	34,774	38,029
South America	1,461	113
	36,235	38,142

8. Contributed Equity

Date	Details	Notes	Number of shares	$'000
1 July 2004	Opening Balance		85,328,773	74,153
9 September 2004	Exercise of options – Director	(d)	100,000	148
15 October 2004	Dividend reinvestment plan	(e)	703,157	2,144
17 March 2005	Dividend reinvestment plan	(f)	67,562	145
April to June 2005	Shares bought back on-market and cancelled	(g)	(275,721)	(723)
27 June 2005	Exercise of options – Employee	(h)	25,000	67
30 June 2005	Closing balance		85,948,771	75,934
27 September 2005	Dividend reinvestment plan	(i)	139,912	437
11 January 2006	Exercise of options – Employee	(h)	90,000	
	Proceeds received			379
	Transfer from share-based payment reserve			19
28 April 2006	Exercise of options – Employee	(h)	40,000	
	Proceeds received			157
	Transfer from share-based payment reserve			19
28 April 2006	Dividend reinvestment plan		129,998	798
July 2005 to December 2005	Shares bought back on-market and cancelled	(g)	(376,167)	(1,268)
20 March to 30 June 2006	Andean Takeover Offer	(k)	2,619,027	15,616
30 June 2006	Closing balance		88,591,541	92,091

Share Buy Back

During the financial year ended 30 June 2006 the Company purchased and cancelled 376,167 ordinary shares representing 0.4 % of ordinary share capital. The shares were acquired at an average price of 3.35 per share, with prices ranging from 2.79 cents to 4.07 cents. Share buy-back transaction costs amounted to $8,829. The on-market buyback remains in effect at the date of this report.

9. Reserves

	Consolidated 2006 $'000	Consolidated 2005 $'000
Reserves		
Foreign currency translation reserve	2,369	(10,504)
General reserve	1,026	1,026
Available-for-sale investment revaluation reserve	(955)	-
Hedging reserve	(26,835)	-
Share-based payment reserve	766	111
	(23,629)	(9,367)
Movements:		
Foreign currency translation reserve		
At the beginning of the financial year	(10,504)	-
Net exchange differences on translation of foreign controlled entities	12,873	(10,504)
At the end of the financial year	2,369	(10,504)
General reserve		
At the beginning of the financial year	1,026	1,026
At the end of the financial year	1,026	1,026
Available-for-sale investment revaluation reserve		
At the beginning of the financial year	-	-
Revaluation	(955)	-
At the end of the financial year	(955)	-
Hedging reserve		
At the beginning of the financial year	-	-
Adjustment on adoption of AASB 132 and AASB 139	(24,475)	-
Revaluation	(9,416)	
Transferred to the income statement	7,056	-
At the end of the financial year	(26,835)	-
Share-based payment reserve		
At the beginning of the financial year	111	64
Option expense	694	47
Transfer to share capital (Options exercised)	(39)	-
At the end of the financial year	766	111

Foreign currency translation reserve

Exchange differences arising on translation of foreign controlled entities are taken to the foreign currency translation reserve.

General reserve

Pursuant to Thailand law, Akara Mining Limited appropriated to a reserve fund at each distribution of dividends, an amount equal to one-twentieth of the profit after tax until the reserve fund reached one-tenth of its registered capital. The reserve fund is now equal to one-tenth of the registered share capital of Akara Mining Limited.

Available-for-sale investment revaluation reserve

Changes in the fair value of investments classified as available-for-sale financial assets are taken to the available-for-sale investment revaluation reserve.

Hedging reserve

The hedging reserve is used to record unrealised gains and losses on effective hedging instruments.

Share-based payments reserve

The share-based payments reserve is used to recognise the fair value of options issued but not exercised.

10. Retained Profits

Retained profits	**Consolidated**	
Movements in retained profits were as follow:	**2006**	2005
	$'000	$'000
Retained profits at the beginning of the financial year	54,662	58,244
Adjustment on adoption of AASB 132 and AASB 139	(3,109)	-
Net profit attributable to members of Kingsgate Consolidated Limited	16,662	8,391
Dividends provided for or paid	(8,669)	(11,973)
Retained profits at the end of the financial year	59,546	54,662

11. Net Tangible Asset Backing

	2006	2005
Net tangible asset backing per ordinary share: $/share	**1.44**	1.41

12. Dividends

Details of dividends/distributions declared or paid during or subsequent to the year ended 30 June 2006 are as follows:

Record date	Payment date	Type	Amount per security in cents	Total dividend $'000	Franked amount per security in cents	Foreign sourced dividend amount per security
3 September 2003	1 October 2003	Final	12.5	9,125	Nil	12.5
19 March 2004	2 April 2004	Interim	10.0	8,506	Nil	10.0
10 September 2004	15 October 2004	Final	12.0	10,251	Nil	12.0
9 March 2005	17 March 2005	Interim	2.0	1,722	Nil	2.0
9 September 2005	27 September 2005	Final	5.0	4,286	Nil	5.0
21 April 2006	28 April 2006	Interim	5.0	4,383	Nil	5.0
21 September 2006	3 October 2006	Final	5.0	4,513	Nil	5.0

The Consolidated Entity operates a dividend reinvestment plan (DRP), details of which are available on the Kingsgate website (www.kingsgate.com.au). The last date for the receipt of an election notice for participation in the DRP is 20 September 2006.

13. Cash Flow Information

Reconciliation of profit from ordinary activities after income tax to net operating cash flows:

	Consolidated	
	2006	2005
	$ 000	$ 000
Profit from ordinary activities after related income tax expense	16,662	8,391
Depreciation and amortisation	7,805	8,720
Non-cash employee benefit expense - share-based payments	694	47
Amortisation of Borrowing costs	216	216
Gains on derivative financial instruments	(7,056)	
Net exchange differences	(193)	(135)
Change in operating assets and liabilities		
(Increase) decrease in debtors	2,602	(715)
(Increase) decrease in inventories	(310)	1,788
(Increase) decrease in other operating assets	(935)	197
Increase (decrease) in creditors	1,906	2,420
Increase (decrease) in provisions	498	339
Increase (decrease) in other liabilities	-	916
Net cash inflow from operating activities	21,889	22,184

14. Events occurring after reporting date

Dividend

On 29 August 2006, the Directors of the parent entity declared a final unfranked dividend of 5 cents per share. The record date for the dividend is 21 September 2006 with payment due on 3 October 2006.

Take over bid for Andean Resources NL

On 11 July 2006, the all-scrip off market takeover bid for Andean closed. The consolidated entity now controls 64,303,104 fully paid ordinary Andean shares giving it a strategic 22.38% holdings in Andean.

Grant of Special Prospecting Licences

On 17 August 2006 the Company announced that its Thai subsidiaries have been granted 51 of the 101 Special Prospecting Licences (SPL) currently under application surrounding Chatree Gold Mine. A fee of approximately $450,000 is payable at the time the licences are issued and a deposit or security of approximately $980,000 is also due at that time.

15. Earnings per share

	Consolidated	
	2006	2005
	Cents	Cents
Basic earnings per share	19.3	9.8
Diluted earnings per share	19.3	9.8
	$'000	**$'000**
Net profit used to calculate basic and diluted earnings per share	16,662	8,391
	Number	Number
Weighted average number of shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	86,292,943	85,901,267
Adjustment for calculation of diluted earnings per share:		
Options	132,444	700
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	86,425,387	85,901,967

16. Impact of Adopting Australian equivalents to IFRS

Reconciliation of equity as presented under AGAAP to that under AIFRS

	Notes	Consolidated 30 June 2005 $'000	Consolidated 1 July 2004 $'000
Total equity under AGAAP		123,030	135,046
Adjustments to retained earnings net of tax			
Derecognition of foreign currency translation reserve	(i)	(10,368)	(10,368)
Recognition of share-based payments	(ii)	(111)	(64)
Adjustment to restoration and rehabilitation provision	(iii)	(958)	(612)
Revenue recognition	(iv)	(843)	(946)
		(12,280)	(11,990)
Adjustments to other reserves			
Foreign currency translation reserve	(i)	10,368	10,368
Share-based payment reserve	(ii)	111	64
		10,479	10,432
Total equity under AIFRS		121,229	133,488

Reconciliation of net assets under AGAAP to that under AIFRS
As at 30 June 2005

	Notes	Consolidated $'000
Net assets under AGAAP		123,030
Receivables	(iv)	(1,989)
Inventories	(iv)	1,147
Mine property, plant and equipment	(iii)	1,602
Provisions	(iii)	(2,561)
Net assets under AIFRS		121,229

Reconciliation of net profit under AGAAP to that under AIFRS
For the year ended 30 June 2005

	Notes	Consolidated $'000
Net profit as reported under AGAAP		8,680
Recognition of share-based payments	(ii)	(47)
Adjustment for restoration and rehabilitation provision	(iii)	(345)
Revenue recognition	(iv)	103
Net profit under AIFRS		8,391

(i) Foreign Currency Translation Reserve: Cumulative Translation Differences
On the initial application of AIFRS, the Group elected to apply the exemption on AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards relating to the balance of the foreign currency translation reserve. The cumulative translation differences for all foreign operations represented in the foreign currency translation reserve were deemed to be zero at the date of translation to AIFRS.

(ii) Share-based Payments
Under AASB 2 Share-based Payments, from 1 July 2004 the Group is required to recognise an expense for those options that were issued to employees and directors under the Kingsgate Employees and Contractors Option Plan after 7 November 2002 but that had not vested by 1 January 2005.

(iii) Restoration and Rehabilitation Provision
Under AASB 137 Provisions, Contingent Liabilities and Contingent Assets and AASB 116 Property, Plant and Equipment an asset and liability were recorded for the estimated, discounted future rehabilitation costs. The increase in the rehabilitation provision relating to the unwinding of the discount and depreciation on the rehabilitation asset has been recognised in the income statement.

(iv) Revenue Recognition
Under AASB 118, Revenue the point of sale is recognised when the refinery process has been finalised and the sale transaction to a third party has been completed.

KINGSGATE CONSOLIDATED LIMITED

Directors' Report and Financial Statements

For the Year Ended 30 June 2006

Your Directors present their report on the Group consisting of Kingsgate Consolidated Limited and the entities it controlled at the end of, or during, the year ended 30 June 2006.

Directors

The following persons were Directors of Kingsgate Consolidated Limited during the whole of the financial year and up to the date of this report:

Ross Smyth-Kirk (Chairman)
John Falconer (Company Secretary)
Peter McAleer

Principal activities

The principal continuing activities of Kingsgate Consolidated Limited was mining in Thailand and mineral exploration in Thailand, Chile and Peru. Exploration has also commenced in Argentina. There have been no other significant changes in the principal activities of the Group during the financial year.

Dividends

Dividends paid to members during the financial year were as follows:

	2006 $'000	2005 $'000
Final 2005 unfranked dividend of 5 cents per share (2004 – 12 cents) paid on 27 September 2005 .	4,286	10,251
Interim 2006 unfranked dividend of 5 cents per share (2005 - 2 cents) paid on 28 April 2006	4,383	1,722
Total dividend payment	8,669	11,973

In addition to the above dividends, since the end of the financial year the directors have recommended the payment of a final dividend of 5 cents per share ($4,513,000) to be paid on 3 October 2006.

Review of operations and results

The table below shows the Group's performance over the last 5 years since commencement of operations in 2002. Net profit in the first 2 years was favourably impacted by high grades and a low strip ratio. Profit has increased from 2005 due to increased ore treated during the year. The Group has made a major commitment to exploration in Thailand and has been successful in increasing Mineral Resources.

	2006 AIFRS	**2005** AIFRS	**2004** AGAAP	**2003** AGAAP	**2002** AGAAP
Net Profit After Tax ($'000)	16,662	8,391	37,679	47,323	33,022
Dividends Paid (Cash & DRP) ($'000)	8,669	11,973	17,631	19,927	-
Mineral Resources (Gold oz'000)	3,775	3,020	1,804	1,668	1,817
Share Price 30 June ($)	5.14	2.84	3.51	2.94	2.50
Basic earnings per share (Cents)	19.3	9.8	45.5	65.4	48.5
Diluted earnings per share (Cents)	19.3	9.8	45.5	65.3	45.9

The Company continued the Share Buyback program and 376,167 shares were bought back and cancelled up to 30 June 2006 at a cost of $1,268,749.

Significant change in the state of affairs
During the financial year the Group acquired 19.64% of Goldstar Resources NL and 13.67% of Andean Resources Limited. There were no other significant changes in the state of affairs of the Group that occurred during the financial year not otherwise disclosed in this report or the consolidated financial statements.

Matters subsequent to the end of the financial year

The all-scrip off-market takeover bid for Andean Resources NL (AND) closed on 11 July 2006. One Kingsgate share was offered for every 15 AND shares. Kingsgate has acquired a strategic 22.38% in AND (or 64,303,104 AND shares) for 4,286,978 Kingsgate shares.

On 17 August 2006 the Company announced that its Thai subsidiaries have been granted 51 of the 101 Special Prospecting Licences (SPL) currently under application surrounding Chatree Gold Mine. A fee of approximately $450,000 is payable at the time the licences are issued and a deposit or security of approximately $980,000 is also due at that time.

Except for the above, no other matter or circumstance has arisen since 30 June 2006 that has significantly affected, or may significantly affect:

- The Group's operations in future financial years, or
- The results of those operations in future financial years, or
- The Group's state of affairs in future financial years.

Likely developments and expected results of operations

The likely developments of the Group in the subsequent financial year include the continuation of mining operations at the Chatree Gold Mine, securing the Chatree North mining lease, a continuation of the expanded exploration program both near mine site, regionally within the mineralised corridor and in South America, and further increases in Mineral Resources and Ore Reserves.

Further information on likely developments in the operations of the Group and the expected results of operations have not been included in this report because the Directors believe it would be likely to result in unreasonable prejudice to the Group.

Environmental regulation

The Group is subject to environmental regulation in respect to its gold mining operations and exploration activities in Thailand, Argentina, Chile and Peru. For the year ended 30 June 2006, the Group has operated within all environmental laws and there were no known contraventions at the date of this report.

Directors' attendance at meetings (1 July 2005 to 30 June 2006)

	Appointed	Independent	Board	Audit Committee	Nomination Committee	Remuneration Committee
Meetings Held			10	2	1	1
Meetings Attended:						
Ross Smyth-Kirk	1994	Yes	10	2	1	1
John Falconer	1995	Yes	10	2	1	1
Peter McAleer	2000	Yes	10	2	1	1

During the financial year, 10 Board meetings, 2 Audit Committee meetings, 1 Nomination Committee meeting and 1 Remuneration Committee meeting were held. The table above shows information on Board members and their attendance (including attendance by telecommunication) during the year.

Information on directors

Ross Smyth-Kirk, B Com, CPA, F FIN Age: 59

Ross Smyth-Kirk was a founding Director of the former leading investment management company, Clayton Robard Management Limited and has had extensive experience over a number of years in investment management including a close involvement with the minerals and mining sectors. He was appointed to the Board on 29 November 1994 and has been a Director of a number of companies over the past 27 years in Australia and the UK.

Responsibilities: Chairman of the Board, member of the Audit Committee and Chairman of the Remuneration Committee and Nomination Committee.

John Falconer, FCA, F FIN Age: 58

John Falconer is a principal of Carbone Falconer & Co, a firm of Chartered Accountants practising in Sydney, whose client base includes small publicly listed companies as well as a number of successful family businesses. He is a Director of TZ Limited and Taragon Property Fund.

Responsibilities: Company Secretary, Chairman of the Audit Committee and member of the Remuneration Committee and Nomination Committee.

Former directorship in the last 3 years: Taragon Property Fund

Peter McAleer, B Com (Hons), B L (Kings Inns – Dublin – Ireland) Age: 63

Peter McAleer is Chairman of Westmag Limited, a Director of Kenmare Resources Plc (Ireland) and Kalahari Diamonds Resources PLC (England). Previously, he was a Director and Chief Executive Officer of Equatorial Mining Limited and a Director of Mineral El Tesoro (Chile). He has been an Executive Director of Whim Creek Consolidated NL, Austwhim Resources NL and The Northgate Group of Companies (Canada). He has been involved in the discovery, and/or successful development, of over 10 base and precious metal deposits in Europe, Australia, South America and North America.

Responsibilities: Member of the Audit Committee, Remuneration Committee and Nomination Committee.

Former directorship in the last 3 years: Kalahari Diamond Resources Ltd

Remuneration report

The remuneration report is set out under the following main headings:

A Principles used to determine the nature and amount of remuneration

B Details of remuneration

C Service agreements

D Share based compensation

E Additional information.

The information provided under headings A-D includes remuneration disclosures that are required under Accounting Standard AASB 124 *Related Party Disclosures*. These disclosures have been transferred from the financial report and have been audited. The disclosures in Section E are additional disclosures required by the *Corporations Act 2001* and the *Corporations Regulations 2001* which have not been audited.

A Principles used to determine the nature and amount of remuneration (audited)

The Group's policy for determining the nature and amount of emoluments of Board members and senior executives is set by the Board's Remuneration Committee. The Committee makes recommendations to the Board concerning the remuneration of executive and non-executive Directors having regard to the Group's stage of development, remuneration in the industry and performance.

The main objective of the Group's executive reward program is to ensure reward for performance is competitive and appropriate for the results delivered. The Board has regard to the following key criteria for good reward governance practices:

- Competitiveness and reasonableness
- Acceptability to shareholders
- Performance linkage / alignment of executive compensation
- Transparency
- Capital management.

In consultation with external remuneration consultants, the Group seeks to structure an executive remuneration program that is market competitive and complimentary to the reward strategy of the organisation, and ensures:

Alignment to shareholders' interests including:

- economic profit as a core component of plan design
- focus on sustained growth in share price and delivering constant return on assets as well as focusing the executive on key non-financial drivers of value
- attract and retain high calibre executives.

Alignment to program participants' interests:

- Rewards capability and experience
- Reflects competitive reward for contribution to shareholder growth
- Provides a clear structure for earning rewards
- Provides recognition for contribution.

The program is intended to provide a mix of fixed and variable pay, and a blend of short and long-term incentives, as appropriate. As executives gain seniority with the Group, the balance of this mix shifts to a higher proportion of "at risk" rewards.

Non-executive Directors

The aggregate remuneration of Directors is set by shareholders in general meeting, in accordance with the Constitution of the Company, with individual Director's remuneration determined by the Board within the aggregate total. In determining the level of fees, data from surveys undertaken by outside consultants is taken into account. The aggregate amount of Directors' fees approved by shareholders on 26 October 2004 is $500,000.

Fees and payments to non-executive Directors reflect the demands which are made on, and the responsibilities of, the Directors. The Board also has regard to the advice of independent remuneration consultants to ensure non-executive Directors' fees and payments are appropriate and in line with the market.

The Chairman's fees are determined independently to the fees of non-executive Directors based on comparative roles in the external market. The Chairman is not present at any discussions relating to determination of his own remuneration.

Retirement allowances for Directors

There are no retirement allowances for non-executive Directors.

Executive pay

The executive pay and reward program is comprised of four components:

- Base pay and benefits
- Short-term performance incentives
- Long-term incentives through participation in an option plan, and
- Other remuneration such as superannuation.

The combination of these comprises the executive's total remuneration.

Base pay

This is structured as a total employment cost package which may be delivered as a mix of cash and prescribed non-financial benefits at the executives' discretion.

Executives are offered a competitive base pay that comprises the fixed component of pay and rewards. External remuneration consultants provide analysis and advice to ensure base pay is set to reflect the market for a comparable role. Base pay for senior executives is reviewed annually to ensure the executive's pay is competitive with the market. An executive's pay is also reviewed on promotion.

There are no guaranteed base pay increases fixed in any senior executives' contracts.

Benefits

Executives may receive benefits including car allowances and car parking.

Short-term incentives

Short term bonus payments are made to executives at the discretion of the remuneration committee, based on exceptional performance. The remuneration committee has engaged an independent remuneration consultant to advise it on formalising a short-term incentive (STI) for all executives in future years, although this has not been implemented during the year.

Kingsgate Consolidated Employee Option Plan
Information on the Kingsgate Consolidated Option Plan is set out on page 11.

B Details of remuneration (audited)

Amounts of remuneration
Details of the remuneration of each Director of Kingsgate Consolidated Limited and each of the key management personnel (as defined in AASB 124 Related Party Disclosures) of the Company and Group who received the highest remuneration, including their personally-related entities, for the year ended 30 June 2006 are set out in the following tables.

The key management personnel of Kingsgate Consolidated Limited includes the directors as per page 1 above and the following executive officers, which are also the 5 highest paid executives of the entity:

- Gavin Thomas
- Stephen Promnitz
- Peter Warren
- Niall Lenahan
- Arthur Ellis

The key management personnel of the Group are the directors of Kingsgate Consolidated Limited (see page 2 above) and those executives that report directly to the managing director. This includes the 5 group executives who received the highest remuneration for the year ended 30 June 2006. The executives are:

- Gavin Thomas
- Stephen Promnitz
- Surapol Udompornwirat
- Phil MacIntyre
- Ron James

All elements of remuneration are not directly related to performance.

Key management personnel of Kingsgate Consolidated Limited

2006	Short-term benefits			Post-employment benefits		Share-based payment	
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super-annuation $	Retirement benefits $	Options $	Total $
Non-executive directors							
Ross Smyth-Kirk	120,000	-	1,158	10,800	-	-	131,958
John Falconer	60,000	-	-	5,400	-	-	65,400
Peter McAleer *	60,000	-	-	-	-	-	60,000
Total	240,000	-	1,158	16,200	-	-	257,358

* Consulting fees of $60,000 (2005 - $60,000) were paid or payable to Norwest Mining Consultants Ltd, of which Peter McAleer is an officer and Director.

2006	Short-term benefits			Post-employment benefits		Share-based payment	
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super-annuation $	Retirement benefits $	Options $	Total $
Other key management personnel							
Gavin Thomas	464,000	-	5,519	36,000	-	359,737	865,256
Stephen Promnitz*	294,343	-	-	24,083	-	178,954	497,380
Peter Warren**	41,607	-	375	50,700	-	-	92,682
Niall Lenahan***	182,839	-	6,882	94,000	70,000	-	353,721
Arthur Ellis	158,397	20,000	-	12,139	-	-	190,536
Total	1,141,186	20,000	12,776	216,922	70,000	538,691	1,999,575

* Stephen Promnitz commenced employment 1 August 2005.
** Peter Warren commenced employment 13 March 2006.
*** Niall Lenahan resigned 31 January 2006.

Key management personnel of the Group

2006	Short-term benefits			Post-employment benefits		Share-based payment	
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super-annuation $	Retirement benefits $	Options $	Total $
Non-executive directors							
Ross Smyth-Kirk	120,000	-	1,158	10,800	-	-	131,958
John Falconer	60,000	-	-	5,400	-	-	65,400
Peter McAleer *	60,000	-	-	-	-	-	60,000
Total	240,000	-	1,158	16,200	-	-	257,358

* Consulting fees of $60,000 (2005 - $60,000) were paid or payable to Norwest Mining Consultants Ltd, of which Peter McAleer is an officer and Director.

2006	Short-term benefits			Post-employment benefits		Share-based payment	
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super-annuation $	Retirement benefits $	Options $	Total $
Other key management personnel							
Gavin Thomas	464,000	-	5,519	36,000	-	359,737	865,256
Stephen Promnitz*	294,343	-	-	24,083	-	178,954	497,380
Surapol Udompornwirat ^	140,325	35,081	3,689	10,047	-	-	189,142
Phil MacIntyre	404,495	42,468	11,596	-	-	114,717	573,276
Ron James	276,255	29,164	8,418	-	-	41,028	354,865
Arthur Ellis	158,397	20,000	-	12,139	-	-	190,536
Total	1,737,815	126,713	29,222	82,269	-	694,436	2,670,455

* Stephen Promnitz commenced employment 1 August 2005.
^ Surapol Udompornwirat resigned 30 June 2006.

2005	Short-term benefits			Post-employment benefits		Share-based payment	
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super-annuation $	Retirement benefits $	Options $	Total $
Non-executive directors							
Ross Smyth-Kirk	120,000	-	1,916	10,800	-	-	132,716
John Falconer	60,000	-	-	5,400	-	-	65,400
Peter McAleer *	60,000	-	-	-	-	-	60,000
John Shaw**	45,000	-	-	4,050	-	-	49,050
Steve Reid***	331,114	-	-	26,271	-	-	357,385
Total	616,114	-	1,916	46,521	-	-	664,551

* Consulting fees of $60,000 (2005 $60,000) were paid or payable to Norwest Mining Consultants Ltd of which Peter McAleer is an officer and Director.
** John Shaw resigned 31 March 2005
***Steve Reid resigned 24 January 2005

2005	Short-term benefits			Post-employment benefits		Share-based payment	
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super-annuation $	Retirement benefits $	Options $	Total $
Other key management personnel							
Gavin Thomas	200,000	-	2,044	-	-	22,940	224,984
Niall Lenahan	276,000	-	11,178	24,000	-	11,225	322,403
Marcus Tomkinson	238,415	-	-	11,585	-	3,227	253,227
Surapol Udompornwirat	132,113	29,405	29,740	6,920	-	11,225	209,403
Phil MacIntyre	182,175	-	102,178	-	-	11,225	295,578
Arthur Ellis	142,908	-	-	12,000	-	5,612	160,520
Total	1,171,611	29,405	145,140	54,505	-	65,454	1,466,115

C Service agreements (audited)

Remuneration and other terms of employment for the Chief Executive Officer and the other key management personnel are formalised in service agreements. Each of these agreements provide for the provision of performance-related cash bonuses, other benefits including, car allowances and car parking, and participation, when eligible, in the Employee Option Plan. Other major provisions of the agreements relating to remuneration are set out below.

Gavin Thomas - Chief Executive Officer

- Term of agreement – 3 years ending 1 April 2008.
- Base salary, inclusive of superannuation, as at 30 June 2006 of $500,000 to be reviewed annually by the Remuneration Committee.
- No termination or bonus payments.

Stephen Promnitz - Corporate Development Manager (Commenced employment 1 August 2005)

- Term of agreement – No fixed term.
- Base salary, inclusive of superannuation, as at 30 June 2006 of $350,000 to be reviewed annually by the Remuneration Committee.
- No termination or bonus payments.

Peter Warren - Chief Financial Officer (Commenced employment 13 March 2006)

- Term of agreement – No fixed term.
- Base salary, inclusive of superannuation, as at 30 June 2006 of $300,000 to be reviewed annually by the Remuneration Committee.
- No termination or bonus payments.

Niall Lenahan - Chief Financial Officer (resigned)

- Agreement terminated on resignation on 31 January 2006.
- Base salary, inclusive of superannuation for the 7 months ended 31 January of $276,839.

Surapol Udompornwirat - Vice President Akara Mining Limited

- Employment agreement terminated on resignation on 30 June 2006.
- Base salary, inclusive of superannuation, for the year ended 30 June 2006 of $150,372.

As from 1 July 2006, Surapol provides consultancy services to Akara Mining Limited.

Phil MacIntyre –Chief Operating Officer, General Manager, Akara Mining Limited

- Term of agreement – 3 years ending 16 July 2007.
- Base salary, inclusive of superannuation, for the year ended 30 June 2006 of $458,559 to be reviewed annually by the remuneration committee.

Ron James - General Manager, Exploration and Resource Development

- Term of agreement –Renewable on an annual basis at the discretion of the Board of Directors.
- Base salary, inclusive of superannuation, for the year ended 30 June 2006 of $312,837 to be reviewed annually by the remuneration committee.

Arthur Ellis - Financial Controller

- Term of agreement – No fixed term.
- Base salary, inclusive of superannuation, as at 30 June 2006 of $170,536 to be reviewed annually by the remuneration committee.

D Share based compensation (audited)

Options

Kingsgate Employees and Contractors Option Plan
On 28 November 2001, shareholders at the annual general meeting approved the special resolution to establish the Kingsgate Employees and Contractors Option Plan 2001. Under this plan 2,500,000 options may be issued to employees and contractors of the Group (excluding Directors of the Company). This plan has similar option terms as the option plan established in 1998 which authorised the Directors to issue up to 500,000 options to employees and contractors of the Group (excluding Directors of the Company).

The terms of the options issued pursuant to the plan are as follows:

(a) the exercise period for the options is three years from the date the options are granted.
(b) each option will entitle the holder to subscribe for one ordinary share of the Company and the exercise price for each option will be 10% above the average closing sale price of the Company's ordinary fully paid shares on the Australian Stock Exchange over the five trading days preceding the day on which options are issued (but in any event not less than 20 cents).
(c) options are granted under the plan to eligible employees and contractors for no consideration.
(d) options granted under the plan carry no dividend or voting rights.
(e) set out below are summaries of options granted under the plans.

Full details of the Employee Option Plan are disclosed in the Share Option Plan rules which were approved by shareholders in November 2001, a copy of which can be obtained from the Company.

Grant date	Expiry date	Exercise price	Value per option at grant date	Date exercisable
29 January 2004	29 January 2007	$3.93	$0.49	29 January 2005
31 March 2005	1 April 2010	$2.69	$0.36	1 April 2005
7 July 2005	1 July 2010	$4.00	$0.39 $0.43 $0.47	36% on 1 July 2006, 36% on 1 July 2007 and 28% on 1 July 2008
7 July 2005	1 July 2010	$5.00	$0.25 $0.29 $0.33	36% on 1 July 2006, 36% on 1 July 2007 and 28% on 1 July 2008
7 July 2005	1 July 2010	$6.00	$0.17 $0.21 $0.24	36% on 1 July 2006, 36% on 1 July 2007 and 28% on 1 July 2008
7 July 2005	1 July 2010	$7.00	$0.11 $0.15 $0.18	36% on 1 July 2006, 36% on 1 July 2007 and 28% on 1 July 2008
26 October 2005	26 October 2010	$3.00	$1.52	26 October 2005
26 October 2005	26 October 2010	$4.00	$1.15 $1.24	50% on 1 November 2006 and 50% on 1 November 2007
26 October 2005	26 October 2010	$5.00	$0.85 $0.94	50% on 1 November 2006 and 50% on 1 November 2007
26 October 2005	26 October 2010	$6.00	$0.63 $0.72	50% on 1 November 2006 and 50% on 1 November 2007
26 October 2005	1 August 2010	$3.25	$1.44 $1.51 $1.58	50% on 1 August 2006, 25% on 1 August 2007 and 25% on 1 August 2008
26 October 2005	1 August 2010	$4.00	$1.12 $1.21 $1.29	50% on 1 August 2006, 25% on 1 August 2007 and 25% on 1 August 2008
26 October 2005	1 August 2010	$5.00	$0.80 $0.90 $0.99	50% on 1 August 2006, 25% on 1 August 2007 and 25% on 1 August 2008
26 October 2005	1 August 2010	$6.00	$0.58 $0.68 $0.77	50% on 1 August 2006, 25% on 1 August 2007 and 25% on 1 August 2008
26 October 2005	1 August 2010	$7.00	$0.43 $0.52 $0.61	50% on 1 August 2006, 25% on 1 August 2007 and 25% on 1 August 2008

Details of options over ordinary shares in the company provided as remuneration to each director of Kingsgate Consolidated Limited and each of the key management personnel of the Group are set out below. When exercisable, each option is convertible into one ordinary share of Kingsgate Consolidated Limited. Further information on the options is set out in note 22 to the financial statements.

Name	Number of options granted during the year		Number of options vested during the year	
	2006	2005	2006	2005
Other key management personnel of the Group				
Gavin Thomas	2,500,000	60,000	-	60,000
Stephen Promnitz	400,000	-	-	-
Niall Lenahan	-	-	-	40,000
Marcus Tomkinson	-	-	-	80,000
Surapol Udompornwirat	-	-	-	40,000
Phil MacIntyre	150,000	-	50,000	40,000
Ron James	90,000	-	-	-
Arthur Ellis	-	-	-	20,000

Fair value of options granted

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the share price at grant date, the expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2006 included:

(a) Options are granted for no consideration.
(b) Expected price volatility of the Company's shares: 40% (2005 - 40%)
(c) Expected dividend yield: 4.4% (2005 – 5%)
(d) Risk-free interest rate: 5.2% (2005 – 5.2%)

The expected price volatility is base on the historic volatility adjusted for any expected changes to future volatility due to publicly available information.

Shares provided on exercise of remuneration options

Details of ordinary shares in the company provided as a result of the exercise of remuneration options to each director of Kingsgate Consolidated Limited and other key management personnel of the Group are set out below.

Name	Number of ordinary shares issued on exercise of options during the year	
Directors of Kingsgate Consolidated Limited	2006	2005
Peter McAleer	-	100,000
Other key management personnel of the Group		
Gavin Thomas	-	-
Stephen Promnitz	-	-
Niall Lenahan	90,000	-
Marcus Tomkinson	-	-
Surapol Udompornwirat	40,000	-
Phil MacIntyre	-	-
Ron James	-	-

The amounts paid per ordinary share by other key management personnel on the exercise of options at the date of exercise were as follows:

Exercise date	Amount paid per share
11 January 2006	$3.93
11 January 2006	$4.44
28 April 2006	$3.93

No amounts are unpaid on any shares issued on the exercise of options.

E Additional information - unaudited

Principles used to determine the nature and amount of remuneration: relationship between remuneration and company performance

The overall level of executive reward takes into account the performance of the Group over a number of years, with greater emphasis given to the current and prior year. Over the past 5 years, the Group's profit from ordinary activities after income tax has grown at an average rate of 14% per annum, and shareholder wealth has grown at an average rate of 12% per annum. During the same period, average executive remuneration has grown by approximately 9% per annum.

Details of remuneration: cash bonus and options

For each cash bonus and grant of options included in the tables on pages 7 to 10 and 12 to 15 the percentage of the available bonus or grant that was paid or that was vested, in the financial year, and the percentage that was forfeited because the person did not meet the service and performance criteria is set out below. No part of the bonus is payable in future years. The options vest over a 2 or 3 year period and will vest if the executive remains an employee of the company on the vesting date and the options will vest immediately if the executive's employment is terminated as a result of a change in control of the company. No options will vest if the above conditions are not satisfied, hence the minimum value of the options yet to vest is nil. The maximum value of the options yet to vest has been determined assuming the share price on the date the options are exercised will not exceed $2.82 for the options issued in July 2005 and $4.00 for the options issued in October 2005.

Name	Cash bonus		Options					
	Paid %	Forfeited %	Year Granted	Vested %	Forfeited %	Financial years in which the options may vest	Minimum total value of grant yet to vest $	Maximum total value of grant yet to vest $
Gavin Thomas	nil	nil	2006	-	-	2007	nil	185,400
						2008	nil	221,400
						2009	nil	196,000
			2005	100	-	-	-	-
Steve Promnitz	Nil	nil	2006	-	-	2007	nil	141,875
						2008	nil	80,313
						2009	nil	89,062
Surapol Udompornwirat	100	nil	-	-	-	-	-	-
Phil MacIntyre	100	nil	2006	-	-	2007	nil	37,000
						2008	nil	41,500
			2006	30	-	-	-	-
Ron James	100	nil	2006	-	-	2007	nil	39,450
						2008	nil	43,500
Arthur Ellis	100	nil	-	-	-	-	-	-

Share Based compensation: Options

The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are in accordance with the Kingsgate Employees and Contractors Option Plan and the Kingsgate Executive Option plan. For details of these plans and the valuation of options, including models and assumptions used, please refer note 22.

Name	Grant date	Options granted during the year	A Remuneration consisting of options %	B Value at grant date $	C Value at exercise date $	D Value at lapse date $	E Total of columns B to D
Gavin Thomas	7 July 2005	2,500,000	41.5	602,800	-	-	602,800
Stephen Promnitz	26 Oct 2005	400,000	36.0	311,250	-	-	311,250
Niall Lenahan	-	-	-	-	75,300	-	75,300
Marcus Tomkinson	-	-	-	-	-	90,000	90,000
Surapol Udompornwirat	-	-	-	-	76,400	-	76,400
Phil MacIntyre	26 Oct 2005	150,000	20.0	154,500	-	-	154,500
Ron James	26 Oct 2005	90,000	11.6	82,950	-	-	82,950

A= The percentage of the value of remuneration consisting of options, based on the value at grant date.
B= The value at grant date calculated in accordance with AASB 2 Share Based Payment of options granted during the year as part of remuneration.
C= The value at exercise date of options that were granted as part of remuneration and were exercised during the year.
D= The value at lapse date of options that were granted as part of remuneration and that lapsed during the year.

Shares under option

As at the date of this report, there were 3,660,000 unissued ordinary shares under option (3,260,000 at the reporting date). Refer to note 22 of the financial statements for further details of the options outstanding.

Option holders do not have any right, by virtue of the option, to participate in any share issue of the Company.

Shares issued on the exercise of options

During the financial year, employees and executives have exercised options to acquire 130,000 fully paid ordinary shares of Kingsgate Consolidated Limited at weighted average exercise price of $4.13.

No further shares have been issued since that date and no amounts are unpaid on any of the shares.

Interest in shares and options of the Company

As at the date of this report, the interests of the Directors and key management personnel in the shares and options of Kingsgate Consolidated Limited were:

Name	Ordinary shares	Options over ordinary shares
Directors of Kingsgate Consolidated Limited		
Ross Smyth-Kirk	4,586,271	-
John Falconer	189,291	-
Peter McAleer	380,000	-
Key management personnel of the Group		
Gavin Thomas	703,921	2,560,000
Stephen Promnitz	-	400,000
Peter Warren*	-	400,000
Phil MacIntyre	95,000	190,000
Ron James	-	90,000
Arthur Ellis	24,872	20,000

* The options were issued to Peter Warren on 7 July 2006.

Insurance of officers

During the financial year, the Group paid premiums to insure Directors and Officers of the Group. The contracts include a prohibition on disclosure of the premium paid and nature of the liabilities covered under the policy.

Directors' interest in contracts

No material contracts involving Directors' interests were entered into since the end of the previous financial year or existed at the end of the financial year other than the transactions detailed in the note to the accounts.

Non-audit services

The Group may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the Company and/or the Group are important.

Details of the amounts paid or payable to the auditor (PricewaterhouseCoopers) for the audit and non audit services provided during the year are set out below.

The Board of Directors has considered the position and, in accordance with advice received from the Audit Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the provision of non-audit services by the auditor, as set out below, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- All non-audit services have been reviewed by the Audit Committee to ensure they do not impact the impartiality and objectivity of the auditor,
- None of the services undermine the general principles relating to auditor independence as set out in the Professional Statement F1, including reviewing or auditing the auditor's own work, acting in a management or decision-making capacity for the Group, acting as advocate for the Group or jointly sharing economic risk and rewards.

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

	Consolidated	
	2006	2005
	$	$
Assurance services		
Audit services		
PricewaterhouseCoopers Australian Firm		
Audit and review of the financial reports and other work under the Corporations Act 2001	215,480	164,545
Related practices of PricewaterhouseCoopers Australian Firm	86,111	78,442
Total remuneration for audit services	301,591	242,987
Other assurance services		
PricewaterhouseCoopers Australian Firm		
Workers compensation review	3,500	3,000
AGM scrutineers	-	12,292
IFRS accounting services	82,550	-
Andean bidders statement review	90,000	-
Total remuneration for other assurance services	176,050	15,292
Total remuneration for assurance services	477,641	258,279
Taxation services		
PricewaterhouseCoopers Australian Firm	44,075	70,207

Auditors' independence declaration
A copy of the auditors' independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 19.

Rounding of amounts
The Group is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the Directors' report. Amounts in the Directors' report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

Auditors
PricewaterhouseCoopers continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of the Directors.

Ross Smyth-Kirk
Director

John Falconer
Director

Sydney
29 August 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditor's Independence Declaration

As lead auditor for the audit of Kingsgate Consolidated Limited for the year ended 30 June 2006, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Kingsgate Consolidated Limited and the entities it controlled during the period.

Peter Buchholz
Sydney

Partner
PricewaterhouseCoopers

29 August 2006

INCOME STATEMENT
For the year ended 30 June 2006

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Revenue from continuing operations	3	74,143	66,770	14,974	14,564
Changes in inventories of finished goods and work in progress		(522)	(868)	-	-
Direct costs of mining and processing		(40,266)	(34,851)	-	-
Employee benefits expense		(8,053)	(6,019)	(2,636)	(1,403)
Depreciation and amortisation expenses	4	(7,805)	(8,720)	(50)	(35)
Finance costs	4	(854)	(982)	(801)	(885)
Exploration expensed		(2,853)	(2,082)	-	-
Foreign exchange gains / (losses)	4	205	135	-	(49)
Gain / (loss) on derivative financial instruments		7,056	-	-	-
Other expenses from ordinary activities		(4,389)	(4,992)	(3,339)	(3,739)
Profit before income tax		16,662	8,391	8,148	8,453
Income tax expense	5	-	-	-	-
Profit from continuing operations		16,662	8,391	8,148	8,453
Net Profit attributable to members of Kingsgate Consolidated Limited		16,662	8,391	8,148	8,453

		Cents	Cents
Basic earnings per share	30	19.3	9.8
Diluted earnings per share	30	19.3	9.8

The above income statements should be read in conjunction with the accompanying notes.

BALANCE SHEET
As at 30 June 2006

	Notes	Consolidated 2006	Consolidated 2005	Parent entity 2006	Parent entity 2005
		$'000	$'000	**$'000**	$'000
CURRENT ASSETS					
Cash and cash equivalents	6	10,391	32,119	1,907	25,366
Receivables	7	1,398	4,000	6	108
Inventories	8	6,656	6,346	-	-
Other assets	9	2,751	1,816	415	353
TOTAL CURRENT ASSETS		21,196	44,281	2,328	25,827
NON-CURRENT ASSETS					
Receivables	7	-	-	87,661	50,925
Available-for-sale financial assets	10	20,385	-	6,832	-
Mine property, plant and equipment	11	122,922	88,077	115	76
Other assets	9	94	3,650	94	310
Investments	19	-	-	-	-
TOTAL NON-CURRENT ASSETS		143,401	91,727	94,702	51,311
TOTAL ASSETS		164,597	136,008	97,030	77,138
CURRENT LIABILITIES					
Payables	13	8,948	7,184	1,285	461
Provisions	14	1,162	1,114	-	79
Derivative financial instruments	15	23,138	872	-	-
TOTAL CURRENT LIABILITIES		33,248	9,170	1,285	540
NON-CURRENT LIABILITIES					
Provisions	14	3,292	2,842	-	-
Derivative financial instruments	15	49	2,767	-	-
TOTAL NON-CURRENT LIABILITIES		3,341	5,609	-	-
TOTAL LIABILITIES		36,589	14,779	1,285	540
NET ASSETS		128,008	121,229	95,745	76,598
EQUITY					
Parent entity interest					
Contributed equity	16	92,091	75,934	92,091	75,934
Reserves	17	(23,629)	(9,367)	3,622	111
Retained profits	17	59,546	54,662	32	553
TOTAL EQUITY		128,008	121,229	95,745	76,598

The above balance sheets should be read in conjunction with the accompanying notes.

STATEMENTS OF CHANGES IN EQUITY
For the year ended 30 June 2006

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Total equity at the beginning of the financial year		121,229	133,488	76,598	78,290
Adjustment on adoption of AASB 132 and AASB 139:					
Retained profits	17	(3,109)	-	-	-
Reserves	17	(24,475)	-	-	-
Restated total equity at the beginning of the financial year		93,645	133,488	76,598	78,290
Available-for-sale financial assets	17	(955)	-	2,856	-
Changes in fair value of cash flow hedges	17	(2,360)	-	-	-
Exchange differences on translation of foreign operations	17	12,873	(10,505)	-	-
Employee share options	17	655	47	655	47
Net income recognised directly in equity		10,213	(10,458)	3,511	47
Profit for the year		16,662	8,391	8,148	8,453
Total recognised income and expense for the year		26,875	(2,067)	11,659	8,500
Transactions with equity holders in their capacity as equity holders:					
Contributions of equity, net of transaction costs	16	17,425	2,504	17,425	2,504
Shares bought back on-market and cancelled, inclusive of transaction costs	16	(1,268)	(723)	(1,268)	(723)
Dividends paid	20	(8,669)	(11,973)	(8,669)	(11,973)
		7,488	(10,192)	7,488	(10,192)
Total equity at the end of the financial year		128,008	121,229	95,745	76,598

The above statements of changes in equity should be read in conjunction with the accompanying notes.

CASH FLOW STATEMENTS
For the year ended 30 June 2006

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers (inclusive of goods and services tax)		73,308	65,440	665	602
Payments to suppliers and employees (inclusive of goods and services tax)		(51,579)	(44,350)	(4,763)	(4,788)
Interest received		798	1,983	663	1,904
Finance costs		(638)	(889)	(801)	(885)
Dividends received		-	-	13,550	12,000
NET CASH INFLOW FROM OPERATING ACTIVITIES	23	21,889	22,184	9,314	8,833
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for exploration and land acquisitions		(15,310)	(33,913)	-	-
Loans to related parties		-	-	(20,508)	(18,979)
Payments for property, plant and equipment		(15,201)	(4,229)	(93)	(45)
Payments for investments		(5,724)	-	(3,977)	-
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(36,235)	(38,142)	(24,578)	(19,024)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of shares		536	215	536	215
Payments for shares bought back		(1,259)	(718)	(1,259)	(718)
Share issue and buy-back transaction costs		(9)	(5)	(9)	(5)
Dividends paid		(7,434)	(9,684)	(7,434)	(9,684)
NET CASH (OUTFLOW) FROM FINANCING ACTIVITIES		(8,166)	(10,192)	(8,166)	(10,192)
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		(22,512)	(26,150)	(23,430)	(20,383)
Cash at the beginning of the financial year		32,119	59,696	25,336	45,799
Effects of exchange rate changes on cash and cash equivalents		784	(1,427)	1	(50)
CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR		10,391	32,119	1,907	25,366

The above cash flow statements should be read in conjunction with the accompanying notes.

The financial report of Kingsgate Consolidated Limited for the year ended 30 June 2006 was authorised for issue in accordance with a resolution of directors on 29 August 2006

Kingsgate Consolidated Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange using the ASX code KCN.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Kingsgate Consolidated Limited as an individual entity and the Group consisting of Kingsgate Consolidated Limited and its subsidiaries.

(a) Basis of preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001.*

As at 30 June 2006 the consolidated entity had a working capital deficiency of $12,052,000 (2005: $Nil). The consolidated entity generated cash flows from operating activities for the year ended 30 June 2006 of $21,889,000 (2005: $22,184,000) and net profit of $16,662,000 (2005: $8,391,000). The consolidated entity has access to facilities disclosed in Note 12. The Parent Entity relies upon cash flows of its subsidiaries to meet its liabilities as they fall due.

The directors are of the opinion that this provides reasonable grounds to believe that the Company and the consolidated entity will be able to pay their debts as and when they fall due. This Financial Report has been prepared on a going concern basis.

Compliance with IFRS
Australian Accounting Standards include AIFRS Compliance with AIFRS ensure that the consolidated financial statements and notes of Kingsgate Consolidated Limited comply with International Financial Reporting Standards (IFRS). The parent entity financial statements and notes also comply with IFRS except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB *132 Financial Instruments: Presentation and Disclosure* and AASB 124 *Related Party Disclosures.*

Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards
These financial statements are the first Kingsgate Consolidated Limited financial report to be prepared in accordance with AIFRS. AASB 1 *First time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements.

Financial statements of Kingsgate Consolidated Limited until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing the Kingsgate Consolidated Limited 2006 financial statements, management has amended the accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS as required. With the exception of financial instruments, the comparative figures were restated to reflect these adjustments. The Group has taken the exemption available under AASB 1 to only apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the Group's equity and its net income are given in Note 32.

Historical cost convention
These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value.

(b) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Kingsgate Consolidated Limited ("Company" or "Parent Entity") as at 30 June 2006 and the results of all subsidiaries for the year then ended. Kingsgate Consolidated Limited and its subsidiaries together are referred to in this financial report as the Group or the Consolidated Entity.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to note 1 (h)).

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(c) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(d) Foreign currency translation

(i) Functional and presentation currency
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollars, which is Kingsgate Consolidated Limited functional and presentation currency.

(ii) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

(iii) Group companies
The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

- income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold or borrowings repaid, a proportionate share of such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(e) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Sales revenue represents the net proceeds receivable from the customer, profit or loss on effective gold derivatives less any costs of transportation borne by the Group in delivering the product to customers.

Gold and silver revenue is recognised when the refinery process has been finalised and the sale transaction to a third party has been completed.

(f) Income tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

(g) Leases

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other long term payables. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset's useful life and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(h) Acquisitions of assets

The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(i) Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

(j) Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(k) Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Receivables from gold and silver sales are due for settlement no more than 3 days from the date of recognition. Other receivables are due for settlement no more than 90 days from the date of recognition.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

(l) Inventories

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure. Costs are assigned to individual items of inventory on the basis of weighted average costs. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(m) Investments and other financial assets

From 1 July 2004 to 30 June 2005
The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 July 2005. The Group has applied previous AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139.

Adjustments on transition date: 1 July 2005
The nature of the main adjustments to make this information comply with AASB 132 and AASB 139 are that, with the exception of held-to-maturity investments and loans and receivables which are measured at amortised cost (refer below), fair value is the measurement basis. Fair value is inclusive of transaction costs. Changes in fair value are either taken to the income statement or an equity reserve (refer below). At the date of transition (1 July 2005) changes to carrying amounts are taken to retained earnings or reserves.

From 1 July 2005
The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

(i) Financial assets at fair value through profit or loss
This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss on initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. The policy of management is to designate a financial asset if there exists the possibility it will be sold in the short term and the asset is subject to frequent changes in fair value. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(ii) Loans and receivables
Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

(iii) Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity.

(iv) Available-for-sale financial assets
Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Available-for-sale financial assets and financial assets at fair value through profit and loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non monetary securities classified as available-for-sale are recognised in equity in the available-for-sale investments revaluation reserve. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include reference to the fair values of recent arm's length transactions, involving the same instruments or other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of a security below its cost is considered in determining whether the security is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit and loss - is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

(n) Derivatives

From 1 July 2004 to 30 June 2005
The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. The Group has applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139.

Adjustments on transition date: 1 July 2005
The nature of the main adjustments to make this information comply with AASB 132 and AASB 139 are that derivatives are measured on a fair value basis. Changes in fair value are either taken to the income statement or an equity reserve (refer below). At the date of transition (1 July 2005) changes in the carrying amounts of derivatives are taken to retained earnings or reserves, depending on whether the criteria for hedge accounting are satisfied at the transition date.

From 1 July 2005
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as hedges of highly probable forecast transactions (cash flow hedges).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

(i) Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

(ii) Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(iii) Derivatives that do not qualify for hedge accounting
Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

(o) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the balance sheet date.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(p) Property, plant and equipment

Property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Cost includes the expenditure directly associated with the purchase and construction of the asset and the estimated future costs of dismantling and restoring the site on which it is located.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation and amortisation of mine buildings, reserves, development, plant, machinery and equipment is provided over the assessed life of the relevant mine or asset, whichever is the shorter.

Depreciation and amortisation is determined on a units-of-production basis over proven and probable reserves. In some circumstances, where conversion of resources into reserves is expected, some elements of resources may be included. For mine plant, machinery and equipment, which have an expected economic life shorter than the life of the mine, a straight line basis is adopted.

The expected useful lives are as follows:

- Mine buildings – the shorter of applicable mine life and 25 years;
- Plant, machinery and equipment – the shorter of applicable mine life and 3-15 years depending on the nature of the asset.

The reserves and life of each mine and the remaining useful life of each class of asset are reassessed at least annually and the depreciation and amortisation rates adjusted accordingly.

Major spares purchased specifically for a particular plant are capitalised and depreciated on the same basis as the plant to which they relate.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 1(i)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement. When revalued assets are sold, it is Group policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.

(q) Exploration and Evaluation Expenditure

Exploration and evaluation expenditure incurred by or on behalf of the Group is accumulated separately for each area of interest. Such expenditure comprises direct costs, depreciation and does not include general overheads or administrative expenditure not having a specific nexus with a particular area of interest.

Exploration expenditure includes funds for land purchases advanced to Suan Sak Patana Limited, a controlled entity director related company. Advances are capitalised in the Group as exploration expenditure to the extent that the acquired land is used by the Group for exploration purposes. Each area of interest is limited to a size related to a known or probable mineral resource capable of supporting a mining operation.

Exploration expenditure for each area of interest is carried forward as an asset provided the rights to tenure of the area of interest are current and one of the following conditions is met:

- the exploration and evaluation expenditures are expected to be recouped through successful development and exploitation of the area of interest, or alternatively, by its sale; and

- exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

Exploration expenditure is written off when it fails to meet at least one of the conditions outlined above or an area of interest is abandoned.

Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. When facts and circumstances suggest that the carrying amount exceeds the recoverable amount the impairment loss will be measured and disclosed in accordance with AASB 136 Impairment of Assets.

When a decision is made to develop an area of interest, all carried forward exploration expenditure in relation to the area of interest is transferred to mine properties.

(r) Mine Properties

Mine properties represents the accumulated exploration, evaluation and development expenditure incurred by or on behalf of the Group in relation to areas of interest in which mining of a mineral resource has commenced.

When further development expenditure is incurred in respect of a mine property after commencement of production, such expenditure is carried forward as part of the mine property only when substantial future economic benefits are thereby established, otherwise such expenditure is classified as part of the cost of production.

Amortisation of costs is provided on the unit-of-production method with separate calculations being made for each mineral resource. The unit-of-production basis results in an amortisation charge proportional to the depletion of the economically recoverable ore reserves. In some circumstances, where conversion of resources into reserves is expected, some elements of resources may be included. Development costs still to be incurred in relation to the current reserves are included in the amortisation calculation.

(s) Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(t) Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(u) Borrowing costs

Loan establishment costs are capitalised and written off over the life of the loan. Other borrowing costs are expensed.

(v) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to anyone item included in the same class of obligations may be small.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in provision due to the passage of time is recognised as interest expense.

(w) Restoration and Rehabilitation Provision

A provision for restoration and rehabilitation is recognised for the costs expected to be incurred on cessation of producing operations and are measured at the present value of expected future cash flows.

The increase in the rehabilitation provision relating to the unwinding of the discount and depreciation on the rehabilitation asset are recorded as a charge to earnings.

(x) Employee benefits

(i) Wages and salaries, annual leave and sick leave
Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

(ii) Long service leave and severance pay
The liability for long service leave and severance pay is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to the expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields that match, as closely as possible, the estimated future cash outflows.

(iii) Retirement benefit obligations
Contributions to defined contribution funds are recognised as an expense as they become payable.

(iv) Share-based payments
Share-based compensation benefits are provided to employees via the Kingsgate Employees and Contractors and Executive Option Plans.

Shares options granted before 7 November 2002 and/or vested before 1 January 2005
No expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Shares options granted after 7 November 2002 and vested after 1 January 2005
The fair value of options granted under Kingsgate Employees and Contractors Option Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The fair value of the options granted excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital.

(y) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included as a charge to equity.

If the entity re-acquires its own equity instrument , eg as a result of a share buy back, those instruments are deducted from equity and the associated shares are cancelled. No gain or loss is recognised in the profit or loss and the consideration paid including any directly attributable incremental costs (net of income tax) is recognised directly in equity.

(z) Dividends

Provision is made for the amount of any dividend declared on or before the end of the year but not distributed at balance date.

(aa) Earnings per share

(i) Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(ab) Financial instrument transaction costs

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. The Group has applied previous Australian GAAP (AGAAP) in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. Under previous AGAAP transaction costs were excluded from the amounts disclosed in the financial statements. Under AIFRS such costs are included in the carrying amounts. At the date of transition to AASB 132 and AASB 139 the adjustment to carrying amounts for the Group was immaterial.

(ac) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cashflows are presented on a gross basis. The GST component of the cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flow.

(ad) New accounting standards and UIG interpretations

Certain new accounting standards and UIG interpretations have been published that are not mandatory for 30 June 2006 reporting period. The Group's assessment of the impact of these new standards and interpretations is set out below.

(i) UIG 4 Determining whether an Asset Contains a Lease
UIG 4 is applicable to annual periods beginning on or after 1 January 2006. The Group has not elected to adopt UIG 4 early. It will apply UIG4 in its 2007 financial statements and the UIG 4 transition provisions. The Group will therefore apply UIG 4 on the basis of facts and circumstances that existed as of 1 July 2006. Implementation of UIG 4 is not expected to change the accounting for any of the Group's current arrangements.

(ii) UIG 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
The Group does not have interests in decommissioning, restoration and environmental rehabilitation funds. This interpretation will not affect the Group's financial statements.

(iii) AASB 2005-9 Amendments to Australian Accounting Standards [AASB 4, AASB 1023, AASB 139 & AASB 132]

AASB 2005-9 is applicable to annual reporting periods beginning on or after 1 January 2006. The amendments relate to the accounting for financial guarantee contracts. The Group has not elected to adopt the amendments early. It will apply the revised standards in its 30 June 2007 financial statements. Application of the revised rules may result in the recognition of financial liabilities in the financial statements of the parent entity. Kingsgate Consolidated Limited, under guarantees given pursuant to the deed of cross guarantee (see note 25) in respect of amounts payable by wholly-owned subsidiaries. An assessment of the fair value of these guarantees has not yet been performed. The new rules will be implemented retrospectively with a restatement of the comparatives as required by AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors.

(iv) AASB 7 Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]

AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007. The Group has not adopted the standards early. Application of the standards will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the Group's financial instruments.

(v) UIG 6 Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment

UIG 6 is applicable to annual reporting periods beginning on or after 1 December 2006. The Group has not sold any electronic or electrical equipment on the European market and has not incurred any associated liabilities. This interpretation will not affect the Group's financial statements.

(vi) AASB 2005-6 Amendments to Australian Accounting Standards [AASB 121]

AASB 2005-6 is applicable to annual reporting periods ending on or after 31 December 2006. The amendment relates to monetary items that form part of a reporting entity's net investment in a foreign operation. It removes the requirement that such monetary items had to be denominated either in the functional currency of the reporting entity or the foreign operation. Kingsgate Consolidated Limited does not have any monetary items forming part of a net investment in a foreign operation. The amendments to AASB 121 will therefore have no impact on the Group's financial statements.

(ae) Rounding of amounts

The Company is of a kind referred to in Class order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, the nearest dollar.

2 CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed below:

(i) Exploration and evaluation assets
Exploration and evaluation expenditure for each area of interest is carried forward as an asset provided certain conditions are met (note 1(q)). Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. These calculations and reviews require the use of assumptions and judgement. The related carrying amounts are disclosed in Note 11.

(ii) Derivative financial instruments
The Group uses an external consultant to estimate the fair value of its commodity contracts based on well established option pricing models and market conditions existing at the balance sheet date. These calculations require the use of estimates and assumptions. Changes in assumptions concerning interest rates, gold prices and volatilities could have a significant impact on the fair valuation attributed to these contracts. When these assumptions change or become known in the future, such differences will impact asset carrying values and the hedging reserve in the period in which they change or become known. The related carrying amounts are disclosed in Notes 15 and 27.

(iii) Restoration and rehabilitation provision
Significant judgement is required in determining the restoration and rehabilitation provision as there are many transactions and factors that will affect the ultimate liability payable to rehabilitate the mine site. Factors that will affect this liability includes future development, changes in technology, commodity price changes and changes in interest rates. The related carrying amounts are disclosed in Note 14.

(iv) Units of production method of depreciation
The Group applies the units production method for depreciation of its mine properties (notes 1(p) and 1(r)). These calculations require the use of estimates and assumptions. Significant judgement is required in assessing the available reserves and the production capacity of the plant to be depreciated under this method. Factors that must be considered in determining reserves and resources and production capacity are the Groups history of converting resources to reserves and the relevant time frames, the complexity of metallurgy, markets and future developments. When these factors change or become known in the future, such difference will impact profit and carrying values of assets. The related carrying amounts are disclosed in Note 11.

(v) Share-based payments
The Group measures share-based payments at fair value at the grant date using the Black-Scholes formula taking into account the terms and conditions upon which the instrument were granted, as discussed in Note 22.

2 Critical accounting estimates and judgements (continued)

vi) Carrying Value of Andean Resources

On 22 February 2006 KCN commenced an off market takeover offer to acquire 100% of the shares in Andean Resources Limited (Andean). The investment in Andean was initially recognised at the fair vale of the Kingsgate shares issued in exchange for shares in Andean. This gave rise to an initial carrying value of $17.363 million, when combined with transaction costs.

At 30 June 2006 Kingsgate held 39,285,596 shares representing 13.67% of the shares on issue in Andean. The market value of this holding, based on the closing share price of Andean on the ASX, was $13.554 million as at 30 June 2006.

The investment in Andean has been classified as "available for sale" in accordance with Kingsgate's accounting policy. This policy requires the company to carry "available for sale" financial assets at fair value, based on the year end closing share price.

The change in value of $3.810 million has been recorded in the available for sales assets reserves within equity as at 30 June 2006.

This balance has been offset by the change in value of $2.855 million for the investment held in Goldstar Limited. At the June 2006 the balance of the available for sale investment revaluation reserve (Note 17) was ($955,000).

The group assesses at each balance date whether there is objective evidence that financial assets are impaired. In the case of "available for sale" financial assets, a significant or prolonged decline in the fair value of an investment below its cost is considered in determining whether the investment is impaired.

Where the company considers the investment to be impaired, the cumulative loss – measured as the difference between the acquisition cost and the current fair value – is recognised in the income statement.

The directors consider the investment in Andean is not impaired at the date of the financial report or at the end of the reporting period, due in part to the following significant factors:

- The underlying nature of the assets held by Andean has not changed since Kingsgate commenced the takeover offer;
- Andean can add strategic value to Kingsgate due to the company's existing exploration operations in South America
- There is a control premium attached to an investment of this size; and
- The offer closed on 11 July 2006 which does not enable the directors to assess whether the current reduction in value of the investment is prolonged or temporary in nature.

Subsequent to year end Kingsgate purchased an additional 25,017,688 shares at a value of $8.251 million increasing the investment to 22.38% of the shares on issue in Andean. At the date of this report, Kingsgate held a total of 64,303,104 shares at an initial cost of $25.64 million, including transaction costs and prior to any adjustment to reflect the year end market value of the shares, based on the Andean share price.

There is a risk the initial cost of the investment may be impaired in subsequent reporting periods should the market value of Andean remain significantly lower than Kingsgate's initial carrying value of $25.64 million for a prolonged period of time.

		Consolidated		Parent entity	
		2006	2005	2006	2005
		$'000	$'000	$'000	$'000
3.	**REVENUE**				
	Revenue from continuing operations				
	Sales Revenue				
	Gold sales	67,224	61,045	-	-
	Silver sales	5,558	3,254	-	-
	Services	-	-	600	600
	Other Revenue				
	Interest	798	2,042	759	1,962
	Dividends	-	-	13,550	12,000
	Other	563	429	65	2
	Revenue from continuing operations	74,143	66,770	14,974	14,564
4.	**EXPENSES**				
	Cost of sales	43,941	40,660	-	-
	Foreign exchange (gains) / losses	205	(135)	-	49
	Finance costs				
	Interest and finance charges paid/payable	541	673	585	669
	Rehabilitation provision discount adjustment	97	93	-	-
	Amortisation of deferred borrowing costs	216	216	216	216
	Finance costs expensed	854	982	801	885
	Write down of raw materials and stores	-	568	-	-
	Rental expense relating to operating leases	2,112	1,426	154	44
	Depreciation and amortisation *				
	Mine properties	4,953	6,488	-	-
	Mine buildings, plant and equipment	2,716	2,157	-	-
	Non-mining property, plant and equipment	321	237	50	35
	Depreciation capitalised	(185)	(162)	-	-
	Total depreciation and amortisation	7,805	8,720	50	35

* From November 2005 deprecation calculated based on the units of production method was revised for the 25% increase in ore reserves.

5. INCOME TAX

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
Income tax expense	**$'000**	$'000	**$'000**	$'000
The income tax expense for the financial year differs from the amount calculated on profit. The differences are reconciled as follows:				
Profit from continuing operations before income tax expense	16,662	8,391	8,148	8,453
Income tax calculated @ 30% (2005 – 30%)	4,999	2,517	2,444	2,536
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:				
Non-taxable dividends	-	-	(4,065)	(3,600)
Tax exempt profits - Thailand	(5,342)	(4,502)	-	-
	(343)	(1,985)	(1,621)	(1,064)
Current year tax loss not brought to account	343	1,985	1,621	1,064
Income tax expense	-	-	-	-

Akara Mining Limited, a controlled entity, has received approval from the Royal Thai Board of Investment (BOI) of the Office of the Prime Minister for promotion of the Chatree Gold Mine.

Subject to meeting BOI conditions and based on a production of 178,416 ounces of gold and 583,733 ounces of silver per year, Akara Mining Limited's Chatree Gold Mine is entitled to:

(a) an 8 year full corporate tax holiday commencing at first gold pour on metal sales;
(b) a further 5 year half tax holiday following (a) above (at a 15% tax rate); and
(c) other benefits.

Tax losses

Potential future income tax benefits of $5,788,000 (2005 - $4,167,000) attributable to Australian tax losses carried forward by the Company and future benefits attributable to exploration expenditure and other timing differences allowable for deduction have not been brought to account in the consolidated accounts at 30 June 2006 because the Directors do not believe it is appropriate to regard realisation of the future income tax benefits as probable. These benefits will only be obtained if:

(a) the Group derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised; and
(b) the Group continues to comply with the conditions for deductibility imposed by tax legislation;
(c) no changes in tax legislation adversely affect the Group in realising the benefit from the deductions for the losses.

Tax consolidation legislation

Kingsgate Consolidated Limited and its wholly-owned Australian subsidiary have implemented the tax consolidation legislation as of 1 July 2003. The entities are also contemplating entering into a tax sharing agreement, but details of this agreement are yet to be finalised.

6. CASH AND CASH EQUIVALENTS

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Cash at bank and in hand	1,362	1,227	139	192
Deposits at call	9,029	30,892	1,768	25,174
	10,391	32,119	1,907	25,366

Cash at bank and on hand
These are non-interest bearing.
Deposits at call
The deposits at call are bearing floating interest rates between 1% - 5.6% (2005 - 1% - 5.4%) and they may be accessed daily.

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
7. RECEIVABLES				
Current				
Other debtors	1,398	4,000	6	108
Non-current				
Loans to controlled entities (Note 21)	-	-	87,661	50,925
8. INVENTORIES				
Raw materials and stores – at cost	4,281	3,381	-	-
Provision for obsolescence	(637)	(568)	-	-
Work in progress – at cost	3,012	3,533	-	-
	6,656	6,346	-	-

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
9. OTHER ASSETS				
Current				
Deposits	1,820	1,025	46	46
Prepayments	931	791	369	307
	2,751	1,816	415	353
Non-current				
Deferred borrowing costs	630	630	630	630
Accumulated amortisation	(536)	(320)	(536)	(320)
	94	310	94	310
Derivative financial instruments – Commodity Contracts	-	3,340	-	-
	94	3,650	94	310

Information on derivative financial instruments is available in Notes 15 and 27(a).

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
10. AVAILABLE-FOR-SALE FINANCIAL ASSETS				
Equity securities				
At the beginning of the financial year	-	-	-	-
Additions	21,340	-	3,977	-
Revaluation	(955)	-	2,855	-
At the end of the financial year	20,385	-	6,832	-

The available-for-sale financial asset consists of investments in the ordinary shares of Goldstar Resources NL (ASX: GDR) and Andean Resources Limited (ASX: AND). The fair value has been based on the closing share price at the financial year end.

11. MINE PROPERTY, PLANT AND EQUIPMENT

Consolidated	Exploration and evaluation $'000	Land $'000	Mine properties $'000	Mine buildings, plant and equipment $'000	Non-mining plant and equipment $'000	Total $'000
At 1 July 2004						
Cost	19,156	591	23,969	52,327	975	97,018
Accumulated depreciation and amortisation	-	-	(13,384)	(15,807)	(334)	(29,525)
Net book amount	19,156	591	10,585	36,520	641	67,493
Year ended 30 June 2005						
Opening net book amount	19,156	591	10,585	36,520	641	67,493
Additions	33,913	-	2,235	1,227	767	38,142
Reclassified	(1,247)	-	4,460	(3,292)	79	-
Disposals	(255)	-	-	(19)	(37)	(311)
Depreciation and amortisation expense	-	-	(6,488)	(2,157)	(237)	(8,882)
Foreign currency exchange differences	(3,352)	(61)	(1,349)	(3,519)	(84)	(8,365)
Closing net book amount	48,215	530	9,443	28,760	1,129	88,077
At 30 June 2005						
Cost	48,215	530	26,247	46,348	1,536	122,876
Accumulated depreciation and amortisation	-	-	(16,804)	(17,588)	(407)	(34,799)
Net book amount	48,215	530	9,443	28,760	1,129	88,077

Consolidated	Exploration and evaluation $'000	Land $'000	Mine properties $'000	Mine buildings, plant and equipment $'000	Non-mining plant and equipment $'000	Total $'000
Year ended 30 June 2006						
Opening net book amount	48,215	530	9,443	28,760	1,129	88,077
Additions	15,495	-	2,167	12,707	327	30,696
Reclassified	-	-	-	-	-	-
Disposals	-	-	-	(7)	(2)	(9)
Depreciation and amortisation expense	-	-	(4,953)	(2,716)	(321)	(7,990)
Foreign currency exchange differences	6,823	65	972	4,174	114	12,148
Closing net book amount	70,533	595	7,629	42,918	1,247	122,922
At 30 June 2006						
Cost	70,533	595	31,767	65,548	2,032	170,475
Accumulated depreciation and amortisation	-	-	(24,138)	(22,630)	(785)	(47,553)
Net book amount	70,533	595	7,629	42,918	1,247	122,922

Parent entity	Non-mining plant and equipment $'000	Total $'000
At 1 July 2004		
Cost	173	173
Accumulated depreciation	(96)	(96)
Net book amount	77	77
Year ended 30 June 2005		
Opening net book amount	77	77
Additions	45	45
Disposals	(11)	(11)
Depreciation expense	(35)	(35)
Closing net book amount	76	76
At 30 June 2005		
Cost	145	145
Accumulated depreciation	(69)	(69)
Net book amount	76	76

Parent entity	Non-mining plant and equipment $'000	Total $'000
Year ended 30 June 2006		
Opening net book amount	76	76
Additions	93	93
Disposals	(4)	(4)
Depreciation expense	(50)	(50)
Closing net book amount	115	115
At 30 June 2006		
Cost	233	233
Accumulated depreciation	(118)	(118)
Net book amount	115	115

12. INTEREST BEARING LIABILITIES

On 10 December 2003, the parent entity entered into a US$32 million revolving credit facility agreement with four banks. The facility, which amortises by 25% on its first two anniversaries, has a three year term, with an option to extend for a further one year. This option was exercised during the year and the facility now expires on 1 December 2007. Interest is charged at commercial rates on drawn balances and a facility fee is payable based on a percentage of the facility limit. The facility is secured by a first ranking charge over the Group's Australian assets and a share mortgage over Akara Mining Limited's shares. At 30 June 2006 the US$16 million available under the revolving credit facility was un-drawn.

	Consolidated		Parent entity	
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000
13. PAYABLES				
Current				
Trade creditors	8,948	7,184	1,285	461

	Consolidated		Parent entity	
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000
14. PROVISIONS				
Current				
Employee benefits (note 1(x) and 22)	772	724	-	79
Taxation	-	390	-	-
Customs provision	390	-		
	1,162	1,114	-	79
		-	-	-
Non-current				
Restoration and rehabilitation (note 1(w))	3,292	2,842	-	-
Restoration and rehabilitation				
At the beginning of the financial year	2,842		-	
Provision discount adjustment	97		-	
Foreign currency exchange differences	353		-	
At the end of the financial year	3,292		-	
15. DERIVATIVE FINANCIAL INSTRUMENTS				
Current				
Commodity contracts	23,138	872	-	-
Non-current				
Commodity contracts	49	2,767	-	-

(a) Transition to AASB 132 and AASB 139

The Group has taken the exemption under AASB 1 to apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005. As a result comparative figures have not been adjusted.

At the date of transition to these standards of 1 July 2005 commodity contracts were recognised at fair value which resulted in an increase in liabilities of $27,584,000. $24,475,000 was recorded in the hedging reserve, representing the effective portion of the commodity contracts that are designated and qualify as cash flow hedges. $3,109,000 was recorded in retained earnings for the ineffective portion of these commodity contracts.

(b) Instruments used by the Group

The Group is party to derivative financial instruments in the normal course of business in order to hedge exposure to fluctuations in commodity price fluctuations. This is in accordance with the Group's financial risk management policies. Details of the commodity contracts and risk management policies are available in note 27.

16. CONTRIBUTED EQUITY

	Parent entity		Parent entity	
	2006 Shares	2005 Shares	**2006 $'000**	2005 $'000
(a) Share capital				
Ordinary shares fully paid	88,591,541	85,948,771	92,091	75,934

(b) Movements in ordinary share capital:

Date	Details	Notes	Number of shares	$'000
1 July 2004	Opening Balance		85,328,773	74,153
9 September 2004	Exercise of options – Director	(d)	100,000	148
15 October 2004	Dividend reinvestment plan	(e)	703,157	2,144
17 March 2005	Dividend reinvestment plan	(f)	67,562	145
April to June 2005	Shares bought back on-market and cancelled	(g)	(275,721)	(723)
27 June 2005	Exercise of options – Employee	(h)	25,000	67
30 June 2005	Closing balance		85,948,771	75,934
27 September 2005	Dividend reinvestment plan	(i)	139,912	437
11 January 2006	Exercise of options – Employee	(h)	90,000	
	Proceeds received			379
	Transfer from share-based payment reserve			19
28 April 2006	Exercise of options – Employee	(h)	40,000	
	Proceeds received			157
	Transfer from share-based payment reserve			19
28 April 2006	Dividend reinvestment plan	(j)	129,998	798
July 2005 to December 2005	Shares bought back on-market and cancelled	(g)	(376,167)	(1,268)
20 March to 30 June 2006	Andean Takeover Offer	(k)	2,619,027	15,616
30 June 2006	Closing balance		88,591,541	92,091

(c) Ordinary shares

Ordinary shares have no par value and entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote. Details of share options are disclosed in note 22.

(d) Directors options

Information relating to the Directors options, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year is set out in note 28.

(e) Dividend reinvestment plan

The Company has established a dividend reinvestment plan under which holders of ordinary shares may elect to have their dividend entitlement satisfied by the issue of new ordinary shares rather than by being paid in cash.

703,157 fully paid ordinary shares were issued as part of the final dividend under the Company's Dividend Reinvestment Plan at $3.05 each.

(f) Dividend reinvestment plan

67,562 fully paid ordinary shares were issued as part of the interim dividend under the Company's Dividend Reinvestment Plan at $2.15 each.

(g) Share Buy Back

During the financial year ended 30 June 2006 the Company purchased and cancelled 376,167 ordinary shares representing 0.4 % of ordinary share capital. The shares were acquired at an average price of 3.35 per share, with prices ranging from 2.79 cents to 4.07 cents. Share buy-back transaction costs amounted to $8,829. The on-market buyback remains in effect at the date of this report.

(h) Employees and contractors option plan

Information relating to the Kingsgate Employees and Contractors Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year is set out in note 22.

(i) Dividend reinvestment plan

139,912 fully paid ordinary shares were issued as part of the interim dividend under the Company's Dividend Reinvestment Plan at $3.12 each.

(j) Dividend reinvestment plan

129,998 fully paid ordinary shares were issued as part of the interim dividend under the Company's Dividend Reinvestment Plan at $6.14 each.

(k) Andean Takeover Offer

Kingsgate offered Andean shareholders 1 Kingsgate ordinary share for every 15 Andean shares held. This resulted in Kingsgate issuing 2,619,027 shares at an average of $5.96 per share.

17. RESERVES AND RETAINED PROFITS

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
(a) Reserves				
Foreign currency translation reserve	2,369	(10,504)	-	-
General reserve	1,026	1,026	-	-
Available-for-sale investment revaluation reserve	(955)	-	2,856	-
Hedging reserve	(26,835)	-	-	-
Share-based payment reserve	766	111	766	111
	(23,629)	(9,367)	3,622	111
Movements:				
Foreign currency translation reserve				
At the beginning of the financial year	(10,504)	-	-	-
Net exchange differences on translation of foreign controlled entities	12,873	(10,504)	-	-
At the end of the financial year	2,369	(10,504)	-	-
General reserve				
At the beginning of the financial year	1,026	1,026	-	-
At the end of the financial year	1,026	1,026	-	-
Available-for-sale investment revaluation reserve				
At the beginning of the financial year	-	-	-	-
Revaluation	(955)	-	2,856	-
At the end of the financial year	(955)	-	2,856	-
Hedging reserve				
At the beginning of the financial year	-	-	-	-
Adjustment on adoption of AASB 132 and AASB 139 (Note 15)	(24,475)	-	-	-
Revaluation	(9,416)			
Transferred to the income statement	7,056	-	-	-
At the end of the financial year	(26,835)	-	-	-
Share-based payment reserve				
At the beginning of the financial year	111	64	111	64
Option expense	694	47	694	47
Transfer to share capital (Options exercised)	(39)	-	(39)	-
At the end of the financial year	766	111	766	111

Foreign currency translation reserve
Exchange differences arising on translation of the foreign controlled entities are taken to the foreign currency translation reserve, as described in note 1(d).

General reserve
Pursuant to the laws of Thailand, Akara Mining Limited appropriated to a reserve fund at each distribution of dividends, an amount equal to one-twentieth of the profit after tax payment until the reserve fund reached one-tenth of its registered capital. The reserve fund is now equal to one-tenth of the registered share capital of Akara Mining Limited.

Available-for-sale investment revaluation reserve
Changes in the fair value of investments classified as available-for-sale financial assets are taken to the available-for-sale investment revaluation reserve, as described in note 1(m).

Hedging reserve
The hedging reserve is used to record unrealised gains and losses on effective hedging instruments, as described in note 1(n).

Share-based payments reserve
The share-based payments reserve is used to recognise the fair value of options issued but not exercised as described in note 1(x).

(b) Retained profits

Movements in retained profits were as follows:	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Retained profits at the beginning of the financial year	54,662	58,244	553	4,073
Adjustment on adoption of AASB 132 and AASB 139 (Note 15)	(3,109)	-	-	-
Net profit attributable to members of Kingsgate Consolidated Limited	16,662	8,391	8,148	8,453
Dividends provided for or paid (Note 20)	(8,669)	(11,973)	(8,669)	(11,973)
Retained profits at the end of the financial year	59,546	54,662	32	553

18. COMMITMENTS FOR EXPENDITURE

Capital commitments
Commitments for the acquisition of plant and equipment contracted for at the reporting date but not recognised as liabilities, payable:

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Within 1 year	460	194	-	-

Operating leases

Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Within 1 year	1,566	1,511	163	163
Later than 1 year but not later than 5 years	7,600	13,429	191	354
Later than 5 years	4	2,543	-	-
	9,170	17,483	354	517

Remuneration commitments

Within 1 year	1,222	1,060	500	500
Later than 1 year but not later than 5 years	375	875	375	875
	1,597	1,935	875	1,375

19. INVESTMENTS IN CONTROLLED ENTITIES

The consolidated financial statements incorporate the assets, liabilities and results of the ultimate parent entity, Kingsgate Consolidated Limited, and the following subsidiaries in accordance with the accounting policy described in note 1(b).

Name of entity	Country of incorporation	Class of shares	Equity holding		Parent entity cost	
			2006	2005	**2006**	2005
			%	%	**$**	$
Issara Mining Limited	Thailand	Ordinary	100	100	-	-
Richaphum Limited	Thailand	Ordinary	100	100	-	-
Naka Udsahakum Limited	Thailand	Ordinary	100	100	-	-
Akara Mining Limited	Thailand	Ordinary	100	100	-	-
Kingsgate Capital Pty Limited	Australia	Ordinary	100	100	1	1
Kingsgate South America Pty Ltd	Australia	Ordinary	100	100	1	1
Minera Kingsgate Limitada	Chile	Ordinary	100	100	2	2
Kingsgate Peru SRL	Peru	Ordinary	100	100	274	274

Parasol Limited's name was changed to Richaphum Limited during the financial year.
Kingsgate South America Pty Ltd was incorporated in Australia on 23 February 2006.

Minera Kingsgate Limitada and Kingsgate Peru SRL depend on funding from the Group to sustain exploration activities.

20. DIVIDENDS

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	$'000	$'000
Final 2005 unfranked dividend of 5 cents per share (2004 - 12 cents) paid on 27 September 2005	4,286	10,251	4,286	10,251
Interim 2006 unfranked dividend of 5 cents per share (2005 - 2 cents) paid on 28 April 2006	4,383	1,722	4,383	1,722
Total dividends provided for or paid	8,669	11,973	8,669	11,973
Paid in cash	7,434	9,684	7,434	9,684
Satisfied by issue of shares	1,235	2,289	1,235	2,289
	8,669	11,973	8,669	11,973

Dividends not recognised at year end

In addition to the above dividends, since year end the Directors have declared a final 2006 unfranked dividend of 5 cents per share (2005 - 5 cents). The aggregate amount of the proposed dividend expected to be paid on the 3 October 2006 but not yet recognised as a liability at year end is	4,513	4,286	4,513	4,286

The Groups franking credit balance at 30 June 2006 is Nil (2005: Nil)

21. RELATED PARTIES

Transactions with related parties

Information on remuneration of Directors is disclosed in note 28. A Director of a controlled entity, S Udompornwirat, is a Director and shareholder of Suan Sak Patana Limited. Transactions with this company comprise:

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$	**$**	**$**	**$**
Loans advanced – Non current	43,492,673	22,448,090	-	-
Interest received	1,511,290	957,904	-	-
Rentals paid	1,957,870	1,357,753	-	-

Loans have been advanced to Suan Sak Patana Limited to acquire prospective land for exploration purposes. In accordance with the regulations of Thailand foreign corporations are prevented from acquiring land. These advances have been disclosed as exploration expenditure being the first phase of the exploration and evaluation process.

Interest is charged on the loans advanced at the rate of 4% per annum (2005 - 4%). Rentals relate to land used by the Group for gold mining and exploration.

All transactions with Director-related entities were based on normal commercial terms and conditions.

Wholly-owned group

The wholly-owned group consists of Kingsgate Consolidated Limited and its wholly-owned controlled entities. A list of the controlled entities and the ownership interest is set out in note 19.

Transactions between Kingsgate Consolidated Limited and controlled entities during the years ended 30 June 2006 and 30 June 2005 consisted of loans advanced by and assignment of liabilities to Kingsgate Consolidated Limited. The loans do not bear interest. Management fees of $ 600,000 (2005 - $600,000) were received from Akara Mining Limited during the year.

Aggregate amounts receivable from controlled entities at balance date were as follows.

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Non-current receivables				
Wholly owned subsidiaries (note 7)	-	-	87,661	50,925

During the year the parent entity advanced $31,477,977 (2005 - $21,598,000) to controlled entities.

Controlling entities

The ultimate parent entity in the wholly-owned group is Kingsgate Consolidated Limited.

22. EMPLOYEE BENEFITS AND SHARE BASED PAYMENTS

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Employee benefit and related on-costs liabilities				
Provision for employee benefits – current	712	724	-	79

Provision has been made for annual leave and Thai severance pay.

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
Employee numbers				
Average number of employees during the financial year	294	292	8	6

Superannuation

The Group makes contributions on behalf of employees to externally managed defined contribution superannuation funds. Contributions are based on percentages of employees' wages and salaries.

Kingsgate Employees and Contractors Option Plan

On 28 November 2001, shareholders at the annual general meeting approved the special resolution to establish the Kingsgate Employees and Contractors Option Plan 2001. Under this plan 2,500,000 options may be issued to employees and contractors of the Group (excluding Directors of the Company). This plan has similar option terms as the option plan established in 1998 which authorised the Directors to issue up to 500,000 options to employees and contractors of the Group (excluding Directors of the Company).

The terms of the options issued pursuant to the plan are as follows:

(f) the exercise period for the options is three years from the date the options are granted.
(g) each option will entitle the holder to subscribe for one ordinary share of the Company and the exercise price for each option will be 10% above the average closing sale price of the Company's ordinary fully paid shares on the Australian Stock Exchange over the five trading days preceding the day on which options are issued (but in any event not less than 20 cents).
(h) options are granted under the plan to eligible employees and contractors for no consideration.
(i) options granted under the plan carry no dividend or voting rights.
(j) set out below are summaries of options granted under the plans.

Full details of the Employee Option Plan are disclosed in the Share Option Plan rules which were approved by shareholders in November 2001, a copy of which can be obtained from the Company.

Consolidated and parent entity - 2006

Grant date	Expiry date	Exercise price	Balance start of year	Granted during year	Exercised during year	Expired during year	Balance end of year	Exercisable end of year
11 July 2002	11 July 2005	$2.66	17,000	-	-	17,000	-	-
5 Feb 2003	5 Feb 2006	$4.44	50,000	-	50,000	-	-	-
3 Nov 2003	28 Aug 2006	$4.16	40,000	-	-	40,000	-	-
29 Jan 2004	29 Jan 2007	$3.93	180,000	-	80,000	40,000	60,000	60,000
Total			287,000	-	130,000	97,000	60,000	60,000
Weighted average exercise price			3.98	-	4.13	3.80	3.93	3.93

Consolidated and parent entity - 2005

Grant date	Expiry date	Exercise price	Balance start of year	Granted during year	Exercised during year	Expired during year	Balance end of year	Exercisable end of year
28 Nov 2001	28 Nov 2004	$1.48*	100,000	-	100,000	-	-	-
11 July 2002	11 July 2005	$2.66	42,000	-	25,000	-	17,000	17,000
5 Feb 2003	5 Feb 2006	$4.44	50,000	-	-	-	50,000	50,000
3 Nov 2003	15 Apr 2008	$3.74	150,000	-	-	150,000	-	-
3 Nov 2003	28 Aug 2006	$4.16	40,000	-	-	-	40,000	40,000
29 Jan 2004	29 Jan 2007	$3.93	180,000	-	-	-	180,000	180,000
Total			562,000	-	125,000	150,000	287,000	287,000
Weighted average exercise price			3.41	-	1.72	3.74	3.98	3.98

* Director options

Kingsgate Executive Option Plan

The terms of the options issued pursuant to the plan are as follows:

(a) each option will entitle the holder to subscribe for one ordinary share of the Company.
(b) options are granted under the plan for no consideration.
(c) options granted under the plan carry no dividend or voting rights.
(d) set out below are summaries of options granted under the plans

Consolidated and parent entity - 2006

Grant date	Expiry date	Exercise price	Balance start of year	Granted during year	Exercised during year	Balance end of year	Exercisable end of year
31 Mar 2005	1 Apr 2010	$2.69	60,000	-	-	60,000	60,000
7 July 2005	1 July 2010	$4.00	-	500,000	-	500,000	-
7 July 2005	1 July 2010	$5.00	-	500,000	-	500,000	-
7 July 2005	1 July 2010	$6.00	-	500,000	-	500,000	-
July 2005	1 July 2010	$7.00	-	1,000,000	-	1,000,000	-
26 Oct 2005	26 Oct 2010	$3.00	-	50,000	-	50,000	50,000
26 Oct 2005	26 Oct 2010	$4.00	-	30,000	-	30,000	-
26 Oct 2005	26 Oct 2010	$5.00	-	80,000	-	80,000	-
26 Oct 2005	26 Oct 2010	$6.00	-	80,000	-	80,000	-
26 Oct 2005	1 Aug 2010	$3.25	-	25,000	-	25,000	-
26 Oct 2005	1 Aug 2010	$4.00	-	50,000	-	50,000	-
26 Oct 2005	1 Aug 2010	$5.00	-	100,000	-	100,000	-
26 Oct 2005	1 Aug 2010	$6.00	-	100,000	-	100,000	-
26 Oct 2005	1 Aug 2010	$7.00	-	125,000	-	125,000	-
Total			60,000	3,140,000	-	3,200,000	110,000
Weighted average exercise price			2.69	5.70	-	5.65	2.83

The share prices at the grant dates were $2.82 at 7 July 2005 and $4.03 at 26 October 2005. Valuation of options at grant date are disclosed in Note 28.

On 7 July 2006, 400,000 options were issued with an exercise price of $5.50 to $8.00, expiring 1 July 2011 and the vesting periods from 1 July 2007 to 1 July 2009.

Consolidated and parent entity - 2005

Grant date	Expiry date	Exercise price	Balance start of year	Granted during year	Exercised during year	Balance end of year	Exercisable end of year
31 Mar 2005	1 Apr 2010	$2.69	-	60,000	-	60,000	60,000
Weighted average exercise price			2.69	-	-	2.69	2.69

The share prices at the grant date of 31 March was $2.26 per share.

The fair value of shares issued on the exercise of options is the weighted average price at which the Company's shares were traded on the Australian Stock Exchange on the day prior to the exercise of the options.

The weighted average remaining contractual life of share options outstanding at the end of the period was 4.0 years (2005 – 1.1 years)

Fair value of options granted

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the share price at grant date, the expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2006 included:

(a) Options are granted for no consideration.
(b) Expected price volatility of the Company's shares: 40% (2005 - 40%)
(c) Expected dividend yield: 4.4% (2005 - 5%)
(d) Risk-free interest rate: 5.2% (2005 - 5.2%)

The expected price volatility is base on the historic volatility adjusted for any expected changes to future volatility due to publicly available information.

Expense arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated		Parent entity	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
Options issued under executive option plan	694	65	694	65

23. RECONCILIATION OF PROFIT AFTER INCOME TAX TO NET CASH FLOW FROM OPERATING ACTIVITIES

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$ 000	$ 000	$ 000	$ 000
Profit from ordinary activities after related income tax expense	16,662	8,391	8,148	8,453
Depreciation and amortisation	7,805	8,720	50	35
Non-cash employee benefit expense - share-based payments	694	47	694	47
Amortisation of Borrowing costs	216	216	216	216
Gains on derivative financial instruments	(7,056)	-	-	-
Net exchange differences	(193)	(135)	(579)	49
Change in operating assets and liabilities				
(Increase) decrease in debtors	2,602	(715)	102	(51)
(Increase) decrease in inventories	(310)	1,788	-	-
(Increase) decrease in other operating assets	(935)	197	(62)	(41)
Increase (decrease) in creditors	1,906	2,420	824	135
Increase (decrease) in provisions	498	339	(79)	(10)
Increase (decrease) in other liabilities	-	916	-	-
Net cash inflow from operating activities	21,889	22,184	9,314	8,833

24. EVENTS OCCURRING AFTER REPORTING DATE

Dividend

On 28 August 2006, the Directors of the parent entity declared a final unfranked dividend of 5 cents per share. The record date for the dividend is 21 September 2006 with payment due on 3 October 2006.

Take over bid for Andean Resources NL

On 11 July 2006, the all-scrip off market takeover bid for Andean closed. The consolidated entity now controls 64,303,104 fully paid ordinary Andean shares giving it a strategic 22.38% holdings in Andean.

Grant of Special Prospecting Licences

On 17 August 2006 the Company announced that its Thai subsidiaries have been granted 51 of the 101 Special Prospecting Licences (SPL) currently under application surrounding Chatree Gold Mine. A fee of approximately $450,000 is payable at the time the licences are issued and a deposit or security of approximately $980,000 is also due at that time.

25. CONTINGENT LIABILITIES

The parent entity and Group had contingent liabilities at 30 June 2006 in respect of:

Guarantees
Cross guarantees have been given by Kingsgate Consolidated Limited's controlled entities to the four banks in the revolving credit facility as part of the security package as described in note 12.

These guarantees may give rise to liabilities in the parent entity if the controlled entities do not meet their obligations under the terms of the loans subject to the guarantees. No material losses are anticipated in respect of the above contingent liabilities.

26. SEGMENT INFORMATION

Primary reporting - Business segments
The Group operates exclusively in one business segment of gold mining and exploration.

Secondary reporting - Geographical segments
The Group operates in primarily two geographical segments, being Asia Pacific and South America.

	Consolidated	
	2006	2005
	$'000	$'000
Sales to external customers:		
Asia Pacific	72,782	64,299
Other revenue:		
Asia Pacific	1,361	2,471
	74,143	66,770
Segment Results:		
Asia Pacific	19,437	10,221
South America	(2,775)	(1,830)
	16,662	8,391
Segment Assets:		
Asia Pacific	162,992	135,346
South America	1,605	662
	164,597	136,008
Capital Expenditure:		
Asia Pacific	34,774	38,029
South America	1,461	113
	36,235	38,142

27. FINANCIAL RISK MANAGEMENT AND INSTRUMENTS

Financial risk Management

The Groups activities expose it to a variety of financial risks; market risk (including currency risk, fair value interest rate risk and commodity price risk), credit risk, liquidity risk and cash flow interest rate risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments such as commodity contracts to hedge certain risk exposures. Risk management is carried out under policies approved by the Board of Directors. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as mitigating commodity price, foreign exchange, interest rate and credit risks and investing excess liquidity.

(a) Market risk

(i) Price Risk
The Group's major commodity price exposure is to the price of gold. At 30 June 2006, Kingsgate Consolidated Limited and certain of its controlled entities had committed to the following commodity contracts.

Maturity	**Quantity hedged**		**Average price**	
	2006	2005	**2006**	2005
	Ounces	Ounces	**A$/oz**	A$/oz
Put options bought (A$):				
Within 1 year	31,500	38,500	570	570
1 to 2 years	14,000	31,500	570	570
2 to 3 years	-	14,000	-	570

Maturity	**Quantity hedged**		**Average price**	
	2006	2005	**2006**	2005
	Ounces	Ounces	**US$/oz**	US$/oz
Put options bought (US$):				
Within 1 year	73,500	82,750	306	304
1 to 2 years	22,500	73,500	330	306
2 to 3 years	-	22,500	-	330
Call options sold * (US$):				
Within 1 year	58,500	82,750	317	321
1 to 2 years	280	73,500	360	326
2 to 3 years	-	22,500	-	360

* US$ call options include 58,500 ounces (2005 - 130,000 ounces) of path dependent options, with a knock-out feature. Barriers range between US$301/oz and US$303/oz and are active in discrete time periods prior to the options expiry date.
The mark to market loss relating from these commodity contracts at 30 June 2006 was A$23,187,000 (2005: A$27,883,000).
The A$ Puts and 58,500 ounces of the US$ collars have been designated as effective cash flow hedges. The Group uses an external consultant to estimate the fair value of its commodity contracts based on well established option pricing models and market conditions existing at the balance sheet date.

(ii) Foreign exchange risk

Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the Group's functional currency.

The Group operates internationally and is exposed to foreign exchange risks. This includes significant assets held in Thai Baht and sales made in US dollars.

Movements in foreign currencies are monitored by the Group and the Board has set limits on foreign currency hedging. The Group has also entered into commodity contracts denominated in Australian Dollars to mitigate part of this risk. At 30 June 2006 the Group had not entered into any foreign currency hedging contracts.

(b) Credit risk

The Group has no significant concentrations of credit risk. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any one financial institution.

(c) Interest rate risk

The Group exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table. For interest rates applicable to each class of asset or liability refer to individual notes to the financial statements. Exposures arise predominantly from assets and liabilities bearing variable interest rates.

			Fixed interest maturing in:				
	Notes	Floating interest rate $'000	1 year or less $'000	1 to 2 years $'000	More than 2 years $'000	Non-interest bearing $'000	Total $'000
2006							
Financial assets							
Cash	6	9,029	-	-	-	1,362	10,391
Receivables	7	-	-	-	-	1,398	1,398
		9,029	-	-	-	2,760	11,789
Weighted average interest rate		3.9%					
Financial liabilities							
Payables	13	-	-	-	-	8,948	8,948
Net financial assets (liabilities)		9,029	-	-	-	(6,188)	2,841

	Notes	Floating interest rate $'000	Fixed interest maturing in: 1 year or less $'000	1 to 2 years $'000	More than 2 years $'000	Non-interest bearing $'000	Total $'000
2005							
Financial assets							
Cash	6	30,892	-	-	-	1,227	32,119
Receivables	7	-	-	-	-	5,989	5,989
		30,892		-	-	7,216	38,108
Weighted average interest rate		5.2%	-	-	-	-	
Financial liabilities							
Payables	13	-	-	-	-	7,184	7,184
Net financial assets (liabilities)		30,892	-	-	-	32	30,924

(d) Liquidity risk

The Group constantly monitors liquidity requirements and liquidity management is carried out under policies approved by the Board.

(e) Fair values

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the Group approximate their carrying amounts.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for assets and liabilities with similar risk profiles. The carrying amounts and net fair values of financial assets and liabilities at balance date are:

	2006 Carrying amount $'000	2006 Net fair value $'000	2005 Carrying amount $'000	2005 Net fair value $'000
Financial assets				
Cash	10,391	10,391	32,119	32,119
Receivables	1,398	1,398	5,989	5,989
Available-for-sale financial assets	20,385	20,385	-	-
	32,174	32,174	38,108	38,108
Financial liabilities				
Payables	8,763	8,763	7,184	7,184
Derivative financial instruments	23,187	23,187	-	27,883
	31,950	31,950	7,184	35,067

NOTE 28. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors

The following persons were Directors of Kingsgate Consolidated Limited during the financial year:

Chairman – Non-Executive
Ross Smyth-Kirk

Non-Executive Directors
John Falconer
Peter McAleer

(b) Other Key Management Personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group during the financial year:

Name	Position	Employer
Gavin Thomas	Chief Executive Officer	Kingsgate Consolidated Limited
Stephen Promnitz	Corporate Development Manager	Kingsgate Consolidated Limited
Peter Warren	Chief Financial Officer	Kingsgate Consolidated Limited
Surapol Udompornwirat	Executive Vice President	Akara Mining Limited
Phil MacIntyre	General Manager, Chatree Gold Mine	Akara Mining Limited
Ron James	General Manager, Exploration and Resource Development	Akara Mining Limited

All of the above persons were also key management personnel during the years ended 30 June 2006 and 2005, with the exception of:

- Stephen Promnitz who commenced employment 1 August 2005.
- Peter Warren who commenced employment 13 March 2006.
- Marcus Tomkinson who resigned 15 July 2005.
- Niall Lenahan who resigned 31 January 2006.

(c) Key management personnel compensation

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$	$	**$**	$
Short-term employee benefits	1,715,353	1,346,156	1,173,962	870,545
Post-employment benefits	70,130	54,505	286,922	-
Share-based payments	694,436	65,454	538,691	54,229

The company has taken advantage of the relief provided by Corporations Regulations CR2M .6.04 and has transferred the detailed remuneration disclosures to the directors' report. The relevant information can be found in sections A-C of the remuneration report on pages 5 to 11.

(d) Equity instrument disclosures relating to key management personnel

i) Share holdings

The numbers of shares in the Company held during the financial year by each Director of Kingsgate Consolidated Limited and each of the key management personnel of the Group, including their personally-related entities, are set out below.

2006 Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year
Directors of Kingsgate Consolidated Limited ordinary shares				
Ross Smyth-Kirk	4,252,380	-	333,891	4,586,271
John Falconer	147,095	-	42,196	189,291
Peter McAleer	380,000	-	-	380,000
Key management personnel of the Group ordinary shares				
Gavin Thomas	14,741	-	689,180	703,921
Niall Lenahan	6,706	90,000	(96,706)	-
Surapol Udompornwirat	-	40,000	(40,000)	-
Phil MacIntyre	95,000	-	-	95,000
Ron James	-	-	-	-
Arthur Ellis	31,200	-	(6,328)	24,872

2005 Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year
Directors of Kingsgate Consolidated Limited ordinary shares				
Ross Smyth-Kirk	4,252,380	-	-	4,252,380
John Falconer	145,740	-	1,355	147,095
Peter McAleer	280,000	100,000*	-	380,000
John Shaw	113,074	-	(113,074)	-
Steve Reid	1,000	-	-	1,000
Key management personnel of the Group ordinary shares				
Gavin Thomas	14,741	-	-	14,741
Niall Lenahan	3,506	-	3,200	6,706
Surapol Udompornwirat	-	-	-	-
Phil MacIntyre	95,000	-	-	95,000
Ron James	-	-	-	-
Arthur Ellis	33,000	-	(1,800)	31,200

* The amount paid per ordinary share by Peter McAleer on the exercise of options at the date of exercise was $1.48 per share.

(ii) Options provided as remuneration and shares issued on exercise of such options
Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in section D of the remuneration report on pages 11 to 14.

(iii) Option holdings

The numbers of options over ordinary shares in the Company held during the financial year by each Director of Kingsgate Consolidated Limited and each of the specified executives of the Group, including their personally-related entities, are set out below.

Key Management Personnel

2006 Name	Balance at the start of the year	Granted/ (Expired) during the year	Exercised during the year	Other changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Gavin Thomas	60,000	2,500,000	-	-	2,560,000	60,000
Stephen Promnitz	-	400,000	-	-	400,000	25,000
Peter Warren	-	-	-	-	-	-
Niall Lenahan	90,000	-	90,000*	-	-	-
Marcus Tomkinson	80,000	(80,000)	-	-	-	-
Surapol Udompornwirat	40,000	-	40,000^	-	-	-
Phil MacIntyre	40,000	150,000	-	-	190,000	90,000
Ron James	-	90,000	-	-	90,000	-
Arthur Ellis	20,000	-	-	-	20,000	20,000

* 90,000 ordinary shares were issued on the 11 January 2006 when the share was $5.05 per share.
^ 40,000 ordinary shares were issued on the 28 April 2006 when the share was $5.84 per share.

Options granted during the year are provided as remuneration. No options are vested and unexercisable at the end of the year.

2005 Name	Balance at the start of the year	Granted/ (Expired) during the year	Exercised during the year	Other changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Kingsgate Consolidated Limited						
Steve Reid	167,000	(167,000)	-	-	-	-
Peter McAleer	100,000	-	100,000	-	-	-
Other Key Management Personnel						
Gavin Thomas	-	60,000	-	-	60,000	60,000
Niall Lenahan	90,000	-	-	-	90,000	90,000
Marcus Tomkinson	80,000	-	-	-	80,000	80,000
Surapol Udompornwirat	40,000	-	-	-	40,000	- 40,000
Phil MacIntyre	40,000	-	-	-	40,000	40,000
Ron James	-	-	-	-	-	-
Arthur Ellis	20,000	-	-	-	20,000	20,000

Insurance

During the financial year, the Group paid premiums to insure Directors and officers of the Group. The contracts include a prohibition on disclosure of the premium paid and nature of the liabilities covered under the policy.

29. REMUNERATION OF AUDITORS

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$	$	$	$
During the year the auditor of the parent entity and its related practices earned the following remuneration:				
PricewaterhouseCoopers – Australian firm				
Audit and review of financial reports of the entity or any entity in the Group	215,480	164,545	199,480	164,545
Other assurance services	176,050	15,292	176,050	15,292
Taxation	44,075	70,207	44,075	64,207
Total remuneration	435,605	250,044	419,605	244,044
Related practices of PricewaterhouseCoopers Australian firm (including overseas PricewaterhouseCoopers firms)				
Audit or review of financial reports of the entity or any entity in the Group	86,111	78,442	-	-
Taxation	-	-	-	6,000
Total remuneration	86,111	78,442	-	6,000

30. EARNINGS PER SHARE

	Consolidated	
	2006	2005
	Cents	Cents
Basic earnings per share	19.3	9.8
Diluted earnings per share	19.3	9.8
	$'000	**$'000**
Net profit used to calculate basic and diluted earnings per share	16,662	8,391
	Number	Number
Weighted average number of shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	86,292,943	85,901,267
Adjustment for calculation of diluted earnings per share:		
Options	132,444	700
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	86,425,387	85,901,967

Options

Options granted to employees and Directors are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in note 22.

31 NON CASH INVESTING AND FIANCING ACTIVITES

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Acquisition of Available for Sale Financial Assets	15,616	-	-	-

The parent entity issued 1 fully paid ordinary share for every 15 Andean Resources NL shares. Refer to Note 2 for further information.

32. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS

Reconciliation of equity as presented under AGAAP to that under AIFRS

	Notes	Consolidated		Parent entity	
		30 June 2005	**1 July 2004**	**30 June 2005**	**1 July 2004**
		$'000	**$'000**	**$'000**	**$'000**
Total equity under AGAAP		**123,030**	**135,046**	**76,598**	**78,290**
Adjustments to retained earnings net of tax					
Derecognition of foreign currency translation reserve	*(i)*	(10,368)	(10,368)	-	-
Recognition of share-based payments	*(ii)*	(111)	(64)	(111)	(64)
Adjustment to restoration and rehabilitation provision	*(iii)*	(958)	(612)		
Revenue recognition	*(iv)*	(843)	(946)	-	-
		(12,280)	(11,990)	(111)	(64)
Adjustments to other reserves					
Foreign currency translation reserve	*(i)*	10,368	10,368	-	-
Share-based payment reserve	*(ii)*	111	64	111	64
		10,479	10,432	111	64
Total equity under AIFRS		**121,229**	**133,488**	**76,598**	**78,290**

Reconciliation of net assets under AGAAP to that under AIFRS

		Consolidated		Parent entity	
		30 June 2005 $'000	1 July 2004 $'000	30 June 2005 $'000	1 July 2004 $'000
	Notes				
Net assets under AGAAP		**123,030**	**135,046**	**76,598**	**78,290**
Receivables	*(iv)*	(1,989)	(2,570)	-	-
Inventories	*(iv)*	1,147	1,624	-	-
Mine property, plant and equipment	*(iii)*	1,602	1,803	-	-
Provisions	*(iii)*	(2,561)	(2,415)	-	-
Net assets under AIFRS		**121,229**	**133,488**	**76,598**	**78,290**

Reconciliation on adoption of AASB 132 and AASB 139
As at 1 July 2005

	Notes	Consolidated $'000	Parent entity $'000
Total equity under AIFRS - 30 June 2005		**121,229**	**76,598**
Retained profits	*(v)*	(3,109)	-
Reserves	*(v)*	(24,475)	-
Total equity under AIFRS – 1 July 2005		**93,645**	**76,598**
Net assets under AIFRS – 30 June 2005		**121,229**	**76,598**
Derivative financial instruments – Other assets	*(v)*	(3,340)	-
Derivative financial liabilities	*(v)*	(24,244)	-
Net assets under AIFRS – 1 July 2005		**93,645**	**76,598**

Reconciliation of net profit under AGAAP to that under AIFRS
For the year ended 30 June 2005

	Notes	Consolidated $'000	Parent entity $'000
Net profit as reported under AGAAP		**8,680**	**8,500**
Recognition of share-based payments	*(ii)*	(47)	(47)
Adjustment for restoration and rehabilitation provision	*(iii)*	(345)	-
Revenue recognition	*(iv)*	103	-
Net profit under AIFRS		**8,391**	**8,453**

(i) Foreign Currency Translation Reserve: Cumulative Translation Differences
On the initial application of AIFRS, the Group elected to apply the exemption on AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* relating to the balance of the foreign currency translation reserve. The cumulative translation differences for all foreign operations represented in the foreign currency translation reserve were deemed to be zero at the date of translation to AIFRS.

(ii) Share-based Payments
Under AASB 2 *Share-based Payments*, from 1 July 2004 the Group is required to recognise an expense for those options that were issued to employees and directors under the Kingsgate Employees and Contractors Option Plan after 7 November 2002 but that had not vested by 1 January 2005.

(iii) Restoration and Rehabilitation Provision
Under AASB 137 *Provisions, Contingent Liabilities and Contingent Assets* and AASB 116 *Property, Plant and Equipment* an asset and liability were recorded for the estimated, discounted future rehabilitation costs. The increase in the rehabilitation provision relating to the unwinding of the discount and depreciation on the rehabilitation asset has been recognised in the income statement.

(iv) Revenue Recognition
Under AASB 118, *Revenue* the point of sale is recognised when the refinery process has been finalised and the sale transaction to a third party has been completed.

(v) Adoption of AASB 132 and AASB 139
The Group has taken the exemption under AASB 1 to apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005. As a result comparative figures have not been adjusted.

At the date of transition to these standards of 1 July 2005 commodity contracts were recognised at fair value which resulted in an increase in liabilities of $27,584,000. $24,475,000 was recorded in the hedging reserve, representing the effective portion of the commodity contracts that are designated and qualify as cash flow hedges. $3,109,000 was recorded in retained earnings for the ineffective portion of these commodity contracts.

$3,340,000 was transferred from derivative financial instruments – other assets to liabilities so that a net derivative financial liability is disclosed.

DIRECTORS' DECLARATION

The Directors declare that the financial statements and notes set out on pages 2 to 68:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and
(b) give a true and fair view of the Company's and Group's financial position as at 30 June 2006 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date.

This declaration has been made after receiving the declarations required to be made to the Directors in accordance with section 295A of the Corporations Act for the financial year ended 30 June 2006.

In the Directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and
(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

DATED at SYDNEY this 29 August 2006
On behalf of the Board

Ross Smyth-Kirk
Director

John Falconer
Director

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent audit report to the members of Kingsgate Consolidated Limited

Audit opinion

In our opinion

1. the financial report of Kingsgate Consolidated Limited:
   - gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Kingsgate Consolidated Limited as at 30 June 2006, and of its performance for the year ended on that date,
   - is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*; and
2. the audited remuneration disclosures that are contained on pages 4 to 14 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures* (AASB 124) and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the directors' declaration for Kingsgate Consolidated Limited (the company) and the Kingsgate Consolidated Limited Group (the consolidated entity), for the year ended 30 June 2006.

The company has disclosed information about the remuneration of directors and executives (remuneration disclosures) as required by AASB 124, under the heading "remuneration report" on pages 4 to 14 of the directors' report, as permitted by the *Corporations Regulations 2001*.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with AASB 124 and the *Corporations Regulations 2001*. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and its performance as represented by the results of its operations, changes in equity and cash flows. We also performed procedures to assess whether the remuneration disclosures comply with AASB 124 and the *Corporations Regulations 2001*.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

Peter Buchholz
Partner

Sydney
29 August 2006

Kingsgate
Consolidated Limited

ABN 42 000 837 472

30 August 2006

Via ASX Online
(2 pages)

FOR PUBLIC RELEASE

The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Dear Sir or Madam,

PROFIT INCREASE OF 100% FOR KINGSGATE FULL YEAR

Kingsgate today released its 2006 Full Year Financial Results.

The key points are:

- Total Revenue of $74.1 million ($66.7 million) up 11%
- Profit after Tax of $16.7 million ($8.4 million) up 99%
- Earnings per Share (EPS) of 19.3¢ (9.8¢)

Directors declared a final unfranked dividend of 5 cents per share which brings the total dividend declared for the year to 10 cents per share. Total dividends paid since mid-2002 have amounted to $63 million.

Operations continue to perform strongly:

- Operational cash flow of $21.9 million ($22.2 million)
- Cash costs reduced to US$206 per ounce gold (US$212)
- Production of 140,071 ounces gold (126,550 ounces)
- Zero lost time injuries emphasize world best practice at the mine site

Financial position remains healthy:

- Cash on hand $10.4 million
- No bank debt with undrawn facilities available

Profit was impacted by:

- Reduced realized gold price due to delivery into hedge positions
- Increased gold production as a result of higher plant throughput
- Recovery of previously expensed unrealised hedge accounting losses
- 65% of South American exploration expenditure expensed

( ) Numbers in brackets refer to comparisons with 2005 full year financials results

Suite 801, Level 8
14 Martin Place
Sydney NSW 2000
Australia

Tel: (61 2) 8256 4800
Fax: (61 2) 8256 4810

Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Operations continue to maintain their low cost position within the industry despite the global trend for increasing energy and consumables prices. Controllable costs are being effectively managed by the ever increasing use of supplies and services sourced in Thailand at competitive prices.

Outlook:

The outlook is for another strong year with gold production expected to be similar to the year just completed. Kingsgate is confident its cost control measures will keep cash costs in the lowest quartile of global gold producers.

The recent grant of Special Prospecting Licenses in Thailand will enable the opportunity to further increase reserves and resources, and expand exploration efforts to new drill ready targets.

Yours Faithfully,

Gavin Thomas
Chief Executive Officer

***For Media Inquiries*:**
Suzanne Blake
PR for Kingsgate
0414 233 500

Kingsgate
Consolidated Limited

Kingsgate
Consolidated Limited

2005/06 Full Year Financials
A 'Cracker' Result
With Responsible Low Cost Growth

30 August 2006

Kingsgate
Consolidated Limited

FY06 - A 'Cracker' Result

$16.7m
19.3c/sh
100% on last year

Due to increased gold production & hedge accounting gains on hedge pre-delivery

$74.1m
on last year

Due to 10% increase in plant throughput & gold production

dends: 10c/sh
40% on last year

Maintains high payout ratio of ~50%

Total Dividends 79c/share



Kingsgate
Consolidated Limited
FY06 - A 'Cracker' Result
Cost: US$206/oz
Down 3% on last year
/oz for ~5 years
Lowest quartile of gold producers for ~5 yrs
US$247/0z Total Cost
Lowest of ASX producers
140koz
1% on last year
coming with expansion
300,000
to
FY06
2008
3.8Moz
Resources to 3.2Moz
Resources
Resources
2001
2006

Kingsgate
Consolidated Limited

Annual Summary

	2005 - 06	2004 - 05
Gold Produced (oz)	140,071	126,550
Cash Cost (US$/oz)	206	212
Profit (A$m)	16.7	8.9
EBITDA (A$m)	25	18
Operating Cash flow (A$m)	22	22
EPS Earnings/Share (A¢/sh)	19.3	9.6
Dividends (A¢/share)	10	7
Net Cash (A$m)	[illegible]	32
Resources (Moz gold)	[illegible]	3.0
Reserves (Moz gold)	[illegible]	1.5

Kingsgate
Consolidated Limited

P&L/Income Statement

	2005 - 06	2004 - 05
Revenue (A$m)	74.1	66.8
Direct Costs (A$m)	(40.3)	(34.9)
Employee Benefits (A$m)	(8.1)	(6.0)
D & A (A$m)	(7.8)	(8.7)
Finance Cost (A$m)	(0.9)	(1.0)
Forex & Inventory (A$m)	(0.3)	(0.7)
Hedge Accounting Gain	7.0	0
Other (A$m)	[illegible]	(5.0)
Tax	[illegible]	0
Profit (A$m)	[illegible]	8.4

Global Cash Cost Curve

Kingsgate
Consolidated Limited



US$/oz
600
500
400
300
200
100
0
Current Gold Price
Barrick
Newmont
Anglo Gold
Gold Fields
Cash Cost Curve 2005
Chatree 2005 FY
Chatree 2006 FY
Chatree 2004 FY
Source: Global Mining Research
0%
25%
50%
75%
100%

Kingsgate
Consolidated Limited

Operational Results

- **On Target:**
  - Production FY06 – 140,071 ozs, just below target
  - Mill throughput – at new nameplate 2.3-2.4 mtpa
  - Gold grade 2.4g/t – on target for FY06
  - Strip ratio 7.0 – on target for FY06
- **Costs & pressures**
  - Low costs maintained due:
    - Grid power, few expats, source materials locally
  - Cost pressures continue industry wide:
    - Consumables, explosives, cyanide
    - Diesel fuel subsidy removed fully


Operational Results
Kingsgate
Consolidated
Mill Throughput (Ktpa)
2,000
2,350
Forecast
01/02
02/03
03/04
04/05
05/06
06/07F
Head Grade (g/t)
2.4
Forecast
01/02
02/03
03/04
04/05
05/06
06/07F
Cash Cost & Realised Price (US$/oz)
308
335
385
401
355
206
Forecast
01/02
02/03
03/04
04/05
05/06
06/07F
Gold Production (K'ozs)
140.1
Forecast
01/02
02/03
03/04
04/05
05/06
06/07F

Kingsgate
Consolidated Limited

Forecast

- **Forecast FY07:**
  - Similar production to FY06
    - from main Chatree pits & A pit at Chatree Nth
  - Costs similar to June Qtr'06, but industry wide cost pressures exist
  - Higher Mill throughput of 2.3-2.4 mtpa
  - Mine plan adjusted due to timing of granting of Chatree North mining leases
  - Greater leverage to gold price as <59,000ozs to be delivered in FY07 to close hedge book
  - Only third of FY07 production hedged (US$317/oz)

Kingsgate
Consolidated Limited

Selldown - in Control

- Currently Negotiating Outcome
- BOI Incentives:
  - 100% ownership to Nov'06
  - 51% "Thai Ownership" from Nov 2006
- Selldown- Commercial Deal - KCN control
  - Will meet the BOI guideline of Nov'06
  - Financial adviser circling Thai investors
  - Fair Value expected for Selldown portion
  - Further Value with IPO on Thai StockEx in 2-3yrs


Kingsgate
Consolidated Limited
Selldown & Incentives
Investment Incentive Timetable
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
100% Ownership
60-100% Ownership
55-60% Ownership
ZERO Tax
15% Tax
30% Tax
Initial B.O.I. Incentives
Interim Selldown of Thai Entity
Selldown of Thai Entity COMPLETE
No B.O.I. Incentives


Distinctive Gold Experts
High Dividends
Low Cost Growth
Profitable
Rapid Growth
Solid Production
Sustainable & Safe
Expertise – Finding & Mining

Main Asset - Chatree

Kingsgate
Consolidated Limited

- Low sulphidation epithermal deposit
- Opened in Nov'01
- ~150,000 oz/yr Au
- Good Infrastructure
- Grid Power
- 'Buy Thai' policy
- Workforce:
  - 915 Thai
  - 9 Expatriates



Myanmar
Laos
Hanoi
Rangoon
Chatree
THAILAND
Bangkok
Cambodia
Vietnam
Phuket

Community License

Kingsgate
Consolidated Limited

...orkplace	World Best Safety Record >7M hrs with 1incident Awards – Women, Training, Safety ISO 9001, OHSAS 18001
...vironment	Awards – No Environ incidents Tailings Cyanide at levels of coffee Worlds Best Practice ISO14001
Social	Health & Education– schools, water Community managed funds 3D Models show future land use
...Rating ...epuTex	Sustainability/ CSR ratings Only ASX miner with A rating or better – with RIO & BHP

...Mine means a Model Future

Kingsgate
Consolidated Limited

Community & Workplace



Clockwise - Revegetating waste; New schools
Donations to schools; Women in management ; Water tower

Kingsgate
Consolidated Limited

Chatree Gold Mine

Multi pits

- Mining in Chatree Nth
- Hard ore in main C-H pits


A Pit mined at
Chatree North.
Oxide feed


Chatree North (New 'A' Pit)
Chatree mine ('C' Pit & 'H' Pit)

Kingsgate
Consolidated Limited

Chatree North

Chatree North - conceptual view of A Pit and Ore Zones


A Hill
A East
feeder zone
higher grade underground potential

Figure 2:
Current A Pit shell at Chatree North showing high grade underground potential (purple) and open cut (red) wire frames of gold zones.

Kingsgate
Consolidated Limited

Chatree Expansion

Expansion:

- Double output
- >300,000 oz/yr
- >2Moz/yr silver
- 5mtpa plant
- Feasibility study being optimised
- Duplicate plant (+2.7mtpa)
- Add silver circuit (Merrill Crowe)



A Prospect
A East Prospect
M Prospect
K Prospect
H
C
S Prospect
D
Duplicate Plant
Add tank farm
for silver circuit

- Aim - lift silver recoveries from 45% to >70%
- Ausenco finalising capex & timeframe

Leases

Kingsgate
Consolidated Limited

Chatree North Mining Leases

- 9 Lease Applications
- Final discussions on Environ Impact Assessment
- EIA approval key step for granting
- Not "If" but "When" Lease granting occurs

Chatree North Mining Lease Applications



MINING LEASE APPLICATION
Mining Lease
'A' Pit

Chatree North Resource Growth

Growth of 1 million ounces gold per annum in Chatree & Chatree N

Resource drill-out with up to 9 drill rigs

High conversion of resources to ore reserves

Over 5 million ounces gold potential in Chatree; already defined & mined 4.5 million oz



3.0 Km
West
K East

Resource Increase

Kingsgate
Consolidated Limited

- 3.8Moz Resource
- M&I Resource:
  3.2Moz gold
- Growth 1Moz/yr
- >32Moz silver
- 1.8Moz Reserves
- Underground upside



Chatree Resource Increase
,000 oz Gold
US$M
4400
4000
3600
3200
2800
2400
2000
11
10
9
8
7
6
5
Mining Depletion
Exploration Expenditure
Mineral Resources
?

Kingsgate
Consolidated Limited

Regional Prospects

- Discovered new world - class gold province
- 39 prospective targets within trucking distance of current gold plant
- 10 high priority targets
- 50 leases granted plus 51 leases pending for ~1500km2
- Drill ready targets; need land access option agreements



Phitsanulok
Granted leases
Chatree North
Chatree
Phichit
Phetchabun
Leases pending
Reference
Granted
Pending granting
Other company's SPLA's
Province boundary
30 Kms
Nakhon Sawan
Bangkok ~200 km


Kingsgate Delivers
Kingsgate
Consolidated Limited
roduction
cost for ~5 yrs
rofit/Divs
sistent & Strong
edged in FY07
rowth
/plant Expansion
ource growth
class gold province

Kingsgate
Consolidated Limited

Disclaimer

Forward Looking Statements:

These materials include forward looking statements. Forward looking statements inherently involve subjective judgment & analysis & are subject to significant uncertainties, risks & contingencies, many of which are outside of the control of, & may be unknown to, the company.

Actual results and developments may vary materially from that expressed in these materials. The types of uncertainties which are relevant to the company may include, but are not limited to, commodity prices, political uncertainty, changes to the regulatory framework which applies to the business of the company & general economic conditions. Given these uncertainties, readers are cautioned not to place undue reliance on such forward looking statements.

Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, the company undertakes any obligation to publicly update or revise any of the forward looking statements, changes in events, conditions or circumstances on which any such statement is based.

www.kingsgate.com.au

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

20 September 2006

KINGSGATE CONSOLIDATED LIMITED

TRADING HALT

The securities of KINGSGATE CONSOLIDATED LIMITED (the " Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Friday, 22 September 2006 or when the announcement is released to the market.

Security Code: KCN

Vickrem Naicker
Senior Adviser, Issuers

Kingsgate
Consolidated Limited

20 September 2006

Facsimile: +61 8 9221 2020 (1 page)

The Manager
Company Announcements
Australian Stock Exchange Ltd
2 The Esplanade
Perth WA 6000

Dear Sir/Madam

RE: TRADING HALT

The directors of Kingsgate Consolidated Limited hereby request a trading halt in the Company's shares pursuant to listing rule 17.1.

The company is not aware of any reason as to why this trading halt should not be granted.

Yours faithfully
KINGSGATE CONSOLIDATED LIMITED

JOHN FALCONER
Director/Company Secretary

Kingsgate Consolidated Limited
(ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website. www.kingsgate.com.au

Kingsgate
Consolidated Limited

22 September 2006

The Manager
Company Announcements
Australian Stock Exchange Ltd
2 The Esplanade
Perth WA 6000

Dear Sir/Madam

RE: REQUEST FOR RE-LISTING

Kingsgate has requested a re-listing of its shares on the ASX. This follows a trading halt on Wednesday pending clarification of possible ramifications of the coup in Thailand on Tuesday night.

The events of the past few days have had no effect at all on operations at the Chatree mine (300 km north of Bangkok) and no Company personnel have been in any danger.

Our advisers in Thailand are unanimous in their assessment of the situation in that the coup has been accepted as positive by most elements of Thai society.

There has been political uncertainty in the country since early in the year which is expected to be alleviated by current events.

Contrary to some speculation it is believed that the current situation will have no effect on the Company's negotiations with Government departments, specifically in regard to the granting of our Chatree North mining leases or the sell-down to Thai investors.

Yours faithfully
KINGSGATE CONSOLIDATED LIMITED

JOHN FALCONER
Director/Company Secretary

Kingsgate Consolidated Limited
(ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Kingsgate
Consolidated Limited

RECEIVED

28 September 2006

Via ASX Online
(1 page)

FOR PUBLIC RELEASE

The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Dear Sir or Madam,

FINAL DIVIDEND – DIVIDEND REINVESTMENT PLAN ("DRP") SHARE PRICE

Kingsgate Consolidated Limited announces that the DRP share price, calculated in accordance with the Dividend Reinvestment Plan Rules, relating to the final dividend of 5 cents per share and payable on 3 October 2006 will be $4.50 per share.

Yours Faithfully,
KINGSGATE CONSOLIDATED LIMITED

John Falconer
Company Secretary

Kingsgate Consolidated Limited
(ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000

Telephone 61 2 8256 4800
Facsimile 61 2 8256 4810
Email info@kingsgate.com.au
Website www.kingsgate.com.au

Kingsgate
Consolidated Limited

3 October 2006

Via ASX Online
(10 pages including this page)

FOR PUBLIC RELEASE

The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Dear Sir or Madam,

Share Issues Dividend Reinvestment Plan

The Board of Directors of Kingsgate Consolidated Limited announces that 170,900 fully paid ordinary shares were issued today under the Company's dividend reinvestment plan. The DRP price per share was $4.50.

The above shares rank equally with all other issued ordinary shares of the Company.

Pursuant to ASX Listing Rule 3.10.5 we enclose a duly completed "Appendix 3B - New issue announcement, application for quotation of additional securities and agreement.

Yours Faithfully,
KINGSGATE CONSOLIDATED LIMITED

John Falconer
Company Secretary

Kingsgate Consolidated Limited
(ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Kingsgate Consolidated Limited

ABN

42 000 837 472

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	170,900
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$4.50 pursuant to Dividend Reinvestment Plan.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Dividend Reinvestment Plan in respect of dividend payable on 3 October 2006.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 October 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	90,430,392	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,660,000 For details please refer to Attachment A	Options over ordinary shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing Ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 October 2006
(~~Director~~/Company secretary)

Print name: John Falconer

== == == == ==

+ See chapter 19 for defined terms.

Number and class of all securities not quoted on the ASX (including the securities in clause 2 if applicable)

Number of options	Class
2,560,000	$2.69 to $7.00 expiring 1 April 2010 (KCNAK)
60,000	$3.93 expiring 29 January 2007 (KCNAU)
50,000	$3.00 expiring 26 October 2010 (KCNAY)
30,000	$4.00 expiring 26 October 2010 (KCNAY)
80,000	$5.00 expiring 26 October 2010 (KCNAY)
80,000	$6.00 expiring 26 October 2010 (KCNAY)
25,000	$3.25 expiring 1 August 2010 (KCNAY)
50,000	$4.00 expiring 1 August 2010 (KCNAY)
100,000	$5.00 expiring 1 August 2010 (KCNAY)
100,000	$6.00 expiring 1 August 2010 (KCNAY)
125,000	$7.00 expiring 1 August 2010 (KCNAY)
50,000	$5.50 expiring 1 July 2011 (KCNAZ)
100,000	$6.00 expiring 1 July 2011 (KCNAZ)
100,000	$7.00 expiring 1 July 2011 (KCNAZ)
150,000	$8.00 expiring 1 July 2011 (KCNAZ)

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity KINGSGATE CONSOLIDATED LIMITED	
ABN 42 000 837 472	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Falconer
Date of last notice	3 May 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held by JFT Nominees Pty Limited – John Falconer is a director and shareholder of this company.
Date of change	3 October 2006
No. of securities held prior to change	189,291
Class	Ordinary
Number acquired	1,984
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$8,928.00
No. of securities held after change	191,275

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchased under the Kingsgate Consolidated Limited Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Kingsgate
Consolidated Limited
ABN 42 000 837 472

13 October 2006

Via ASX Online (2 pages) **FOR PUBLIC RELEASE**

The Manager - Announcements
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir or Madam

INTERIM ORE RESERVES AT CHATREE GOLD MINE

Interim global Ore Reserves are 1.7 million ounces of gold plus 16 million ounces of silver at the Chatree Gold Mine, as at 31 May 2006.

A step change increase in mining costs, mainly due to energy prices, have been greater than the uplift in the long term gold price used to calculate the reserves, limiting the potential increase in reserves.

Details are contained in the Supplementary Information attached.

Gavin Thomas
Chief Executive Officer

Information in this report that relates to geology, drilling, mineralization, Mineral Resource and Ore Reserve estimates is based on information compiled by Rob Spiers and Ron James who are Competent Persons under the meaning of the JORC Code with respect to the mineralization being reported on. These interim estimates are unaudited by an independent expert. All the joint authors of the Ore Reserve Statement are employees of Kingsgate Consolidated Limited and its wholly owned subsidiaries. All have given their consent to the Public Reporting of these statements concerning geology, drilling and mineralization.

Kingsgate Consolidated Limited *(ABN 42 000 837 472)*
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: +61 2 8256 4800
Facsimile: +61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

SUPPLEMENTARY INFORMATION
Ore Reserves as at 31 May 2006

CHATREE GOLD MINE INTERIM ORE RESERVE
(As at 31 May 2006 at a 0.7g/t gold cut-off grade)

Source	Category	Tonnes (Million)	Grade Gold (g/t)	Grade Silver (g/t)	Contained Ounces Gold (Million Oz)	Contained Ounces Silver (Million Oz)
Current Lease [1,3]	Proved	1.7	1.7	8	0.09	0.41
	Probable	2.3	2.1	8	0.17	0.60
	Sub-total	**4.0**	**2.0**	**8**	**0.26**	**1.01**
Chatree North [2,4]	Proved	19.4	1.8	19	1.10	12.00
	Probable	5.1	1.8	17	0.30	2.80
	Sub-total	**24.5**	**1.8**	**19**	**1.40**	**14.80**
Total from Pits	Proved	21.1	1.8	18	1.19	12.41
	Probable	7.4	1.9	14	0.47	3.50
	Sub-total	**28.5**	**1.8**	**17**	**1.66**	**15.90**
Stockpiles	**Sub-total**	**1.2**	**1.0**	**5**	**0.04**	**0.20**
Total Reserves	**Total**	**29.7**	**1.8**	**17**	**1.70**	**16.10**

Notes:

Some rounding of figures may cause numbers not to add correctly

(1) Includes C, H, D, HS, HW, S and P pits at Chatree Mine cut to the May 2006 surface.

(2) Includes A, AE, Q, KW and KE at Chatree North.

(3) Chatree Mine Lease Notes

a). Based on a composite of the current design and 'H main' and 'C south' cut backs & the 'C North' underground.

b). Based on a $US600/oz gold price and $US11/oz silver price, only at Chatree mine.

c). Assumes the remaining contained gold can be forward sold in the medium term.

d). Reserves exclude the highway 1301 corridor and some underground options. The September 2005 statement included open pit reserves in the highway corridor which have now been excluded.

e). Mining costs on average have increased from $US1.07/t to $1.45/t based on updated assessments of long term fuel costs, consumables, mining contract costs (including drill and blast) and geotechnical services.

f). Expected increases to mining & processing costs have been allowed for in the optimisation parameters

(4) Chatree North Notes

a). Based on a three year average gold price of $US450/oz and a silver price of $US11/oz.

b). Based on modified optimum pit shells including haul road allowance in the slopes, long term fuel, consumables, and mining contract prices.

c). Reserves have been truncated at the highway 1301 corridor, which has resulted in a reduction of certain reserves contained within the 30th September 2005 announcement.

CHATREE GOLD MINE ORE RESERVE RECONCILIATION

Ore Reserves (oz gold) At 30 June 2005	Mined until 31 May 2006	Discoveries	Ore Reserves (oz gold) At 31 May 2006	Increase %
1 505 000	(136 000)	331 000	1 700 000	22

Kingsgate Consolidated Limited (ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: +61 2 8256 4800
Facsimile: +61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Kingsgate
Consolidated Limited
ABN 42 000 837 472

13 October 2006

The Manager
Announcements
Company Announcements Office
Australian Stock Exchange Limited

Via ASX Online
(145 pages including cover letter)

Dear Sir/Madam

Notice of 2006 Annual General Meeting and Reports to Shareholders

Please find attached the following information, which is being forwarded to Shareholders, in respect of the year ended 30 June 2006:

- Notice of Annual General Meeting to be held on 15 November 2006, together with Proxy Form (6 pages);
- 2006 Annual Report (104 pages); and
- 2006 Annual Sustainability Report (32 pages) & feedback (2 pages).

Yours faithfully
KINGSGATE CONSOLIDATED LIMITED

JOHN FALCONER
Company Secretary

Suite 801, Level 8
14 Martin Place
Sydney NSW 2000
Australia

Tel: (61 2) 8256 4800
Fax: (61 2) 8256 4810

Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Kingsgate
Consolidated Limited
ABN 42 000 837 472

RECEIVED
2007 JUL 10 A 10:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

31 October 2006

Via ASX Online
(11 pages including cover letter)

FOR PUBLIC RELEASE

Manager, Company Announcements
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir,

Quarterly Report Ended 30 September 2006

We enclose the Quarterly Report on activities for three (3) month period ended 30 September 2006.

KINGSGATE CONSOLIDATED LIMITED

JOHN FALCONER
Company Secretary

Kingsgate Consolidated Limited (ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Kingsgate Consolidated Limited

QUARTERLY REPORT

For the three months ended

30 SEPTEMBER 2006

Production Highlights	
Gold Produced	
30 September 2006	21,019 oz
30 June 2006	35,531 oz
30 September 2005	34,011 oz
Cash Operating Cost	
30 September 2006	US$393 /oz
30 June 2006	US$228 /oz
30 September 2005	US$175 /oz
Average Gold Price Received	
30 September 2006	US$413 /oz
30 June 2006	US$325 /oz
30 September 2005	US$355 /oz
Average Spot Gold Price	
30 September 2006	US$621 /oz
30 June 2006	US$618 /oz
30 September 2005	US$439 /oz

Securities	
As at 30 September 2006	
Ordinary shares	90,259,492
Unlisted options	3,660,000


Looking north over Chatree C-H Pit to A Pit

Gavin Thomas, CEO

27 October 2006

Kingsgate Consolidated Limited
ABN 42 000 837 472
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia
Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Key Points

- **Business as usual in Thailand. No operational impact from the Coup.**
- **Quarterly Gold Production 21,019 ozs.**
- **Quarterly Cash Costs @ US$393/oz gold due to reduced gold production.**
- **Mining costs similar to previous Quarter**
- **High grade gold drill intercepts continue.**

Overview

Chatree Gold Mine

- Cash costs for the Quarter were forced up to US$393 per oz as result of lower than predicted head grades in high grade/low grade transition ore zones. Underlying mining costs were similar to the June Quarter 2006.
- Widespread flooding in Thailand was managed at the mine, although reduced pit access to high grade zones severely limited the flexibility in mine scheduling to replace low grade ore.
- Gold production was 21,019 ounces in the Quarter.
- Treatment plant throughput rates continue to exceed design, with the plant operating at an annualized rate of 2.4 Mtpa for the Quarter.
- The coup had no impact on the mine with business continuing as usual in Thailand.

Development

- Ausenco has provided a lump sum estimate to expand the operation to 300,000 ounces of gold and 2,000,000 ounces of silver. Mine personnel are reviewing the estimate to identify further cost improvements and design modifications, on which an EPC contract will be entered into.
- The expansion is planned to be funded by a debt/equity package as part of the selldown of equity to Thai investors.

Mining Leases

- The Environmental Impact Assessment for the Chatree North mining leases is in the final stages of the approval process. Once approved, it will be a key milestone in the granting process which will then be dominantly procedural.

Exploration

- The remaining 51 exploration licences (SPL's) are currently with the Mineral Act Committee and are expected to be approved in the coming month.
- High grade intercepts continue at A Pit, including the previously reported 30 metres at 16.3g/t gold from 147 metres in A East.

Corporate

- Total cash on hand A$8.6million (US$6.4 million), with borrowing facilities drawn down by A$10 million during the Quarter.
- Only 43,000 ounces remain to be delivered into hedges with the Company becoming unhedged by June 2007.

PRODUCTION COSTS

Cash costs for the Quarter were US$393 per ounce gold with total production costs of US$457 per ounce.

The increase in cash costs to US$393 per ounce for the September Quarter was a direct result of gold grade decreasing to 1.2 g/tonne. Underlying mining costs were similar to the June Quarter.

The decrease in gold grade was not anticipated. The Company's reserve model overestimated the grade in the Quarter. The ore zones that were mined are a transition area between high and low grade ore which is difficult to model accurately for grade.

The Company has been unable to reschedule mine plans as the grade issue became apparent due to limited access to the remaining Chatree South reserves. The problem was further exacerbated by higher grade ore zones remaining under water due to wet season flooding in the main pit and the fact that mining also commenced on the Quartz Leases containing initial lower grade ore.

Once Chatree North mining leases become available, more flexible mine scheduling can overcome any short term grade issues.

Grade reconciliation issues between reserves model predictions and "as mined" grade are not uncommon occurrences and the current issue is not considered to be a systemic problem. Reconciliation of ore reserves to gold ounces produced from project outset has been good at 93% with reconciliation of gold grades at 97%.

In absolute terms, production costs have remained on target with the availability of grid power, minimal expatriate workforce and "Buy Thai" materials sourcing policy still providing a comparative cost advantage.

OPERATIONAL PERFORMANCE

Production at Chatree for the Quarter was 21,019 ounces due to a head grade of 1.2 g/t compared to a target of 2.0 g/t.

The September Quarter mill throughput was 610,000 tonnes, an annual rate of 2.4 million tonnes per annum. Gold recoveries were slightly lower in the September Quarter than target due to the low head grade.

At Chatree North, mining continued during the Quarter on the hill of A Pit, within the new mining lease granted last September. Tonnages have remained low but have provided some softer oxide ore to the mill feed.

SAFETY AND ENVIRONMENT

Chatree is the safest gold mine in the world, by Kingsgate's assessment based on publicly available data. The world-class safety and environmental record continued with almost 8 million hours worked at Chatree with only one Lost Time Incident (LTI) covering the period of the initial construction of the mine and nearly 5 years of mining operations. Since the one LTI was recorded, nearly 6 million hours have been worked over 3.5 years. In addition, there have been no reportable environmental incidents during the life of the mine and it remains in compliance.


Poured
('000 oz)
Cash Cost
(US$/oz)
Gold Poured oz
Total Cash Cost
60
50
40
30
20
10
0
420
350
280
210
140
70
0
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05
Jun 05
Sep 05
Dec 05
Mar 06
Jun 06
Sep 06

Chatree Mine	Units	Sep 06 Quarter	Jun 06 Quarter	Sep 05 Quarter
Waste Mined	bcm	1,010,712	1,053,973	1,300,432
Ore Mined	bcm	168,126	175,517	197,582
Waste to Ore Ratio		6.0	6.0	6.6
Ore Mined	tonnes	424,081	466,486	524,337
Ore Treated	tonnes	609,668	582,679	413,660
Head Grade	Au g/t	1.2	2.1	2.8
	Au g/t	7.8	10.1	19.0
Gold Recovery	%	88.8	88.3	91.2
Gold Poured	ounces	21,019	35,531	34,011
Silver Poured	ounces	69,412	93,871	118,691

Cost Category*	Sep 06 Qtr US$/oz Gold	Jun 06 Qtr US$/oz Gold	Sep 05 Qtr US$/oz Gold
Direct Mining Expense	408	240	182
Refining and Transport	2	2	2
By-product Credit	(35)	(28)	(19)
Cash Operating Cost	375	214	165
Royalty	18	14	10
Total Cash Cost	393	228	175
Depreciation/Amortisation	64	43	55
Total Production Cost	457	271	230

*Gold Institute Revised Standard for Reporting Production Costs.

Kingsgate reports unit costs in accordance with the Gold Institute Standard. Silver is accounted for as a by-product at Chatree whereby revenues from silver are deducted from operating costs in the calculation of cash costs per ounce.

Chatree Mine	Units	FY 2005-6
Ore treated	tonnes	2,090,064
Waste to Ore Ratio	n/a	7.0
Head Grade - Gold	Au g/t	2.4
Head Grade - Silver	Ag g/t	14.0
Gold Recovery	%	90.2
Gold Poured	ounces	140,071
Silver Poured	ounces	459,701
Cash Operating Cost	US$/oz	206
Total Production Cost	US$/oz	247


20th National Safety Week &

Chatree Mine Manager, Phil MacIntyre, receives the National Occupational Health and Safety and Environment Award from Labour Minister, Somsak Thepsuthin.

Kingsgate's subsidiary, Akara Mining, was awarded the 'Business of the Year 2006' and 'Environmental Excellence Award 2006' by AusCham Thailand.

The Chatree Gold Mine was awarded the National Occupational Health and Safety and Environment Award - 2005 by the Labour Minister of Thailand, Somsak Thepsuthin, as part of the National Safety Competition for All Industries in Thailand. The mine also received royal recognition from Princess Ubolratana for its Drug and Alcohol Policy "to be Number One". The mine has a zero tolerance policy for non-prescription drug use matched with random testing.

FORECAST

Production for the financial year to end June 2007 is anticipated to reduce from the forecast 140,000 ounces but it remains too early to give specific guidance principally due to the uncertainty of when the Chatree North mine lease will be granted.

Production targets have been based on the final granting of the new mining leases at Chatree North occurring in early 2007.

A study into the underground extraction of ore from C North Pit has shown it to be economically viable. There is potential to extract 170,000 tonnes at 5.8g/t gold for around 30,000 ounces, based on the initial evaluation. A study is also underway for underground mining at C South. The extraction will be subject to Thai approval of a change in mine plan and has not been included in the FY 2007 forecast.



On behalf of Kingsgate, Chatree Mine Manager, Phil MacIntyre, accepts the "White Factory Policy" award from Princess Ubolratana.

Chatree North Development Project

Ausenco have provided a lump sum estimate to expand the operation to 300,000 ounces of gold and 2,000,000 ounces of silver. Chatree personnel are reviewing the base lump sum cost to identify further cost improvements and design modifications. Following the review, the Company will be in a position to enter into an EPC contract with Ausenco, subject to approval of the Chatree North mining leases.

The current resources industry boom has placed severe pressure on lead times for major plant. In particular grinding mills have now an 85 week lead time which is growing. The Company has pre-ordered the grinding mills (with a deposit) to ensure the proposed expansion can be commissioned in the shortest possible time frame. Based on a grant of the mining leases in early 2007, it is expected that the new treatment plant can be commissioned in the December Quarter 2008.

The expansion is planned to be fully financed by a debt/equity package associated with the selldown of equity in the Thai operations to Thai investors.

It is believed that the Environmental Impact Assessment for Chatree North is in the final stages of approval. The awaited approval of the Environmental Impact Assessment is a vital stage in the approval of the mining leases. Prior to the final approval of the mining leases by the Thai Minister of Industry, a number of procedural issues need to be resolved including approval by the Forestry commission to allow mining on some forestry land which only comprises a minimal area of the mining leases

Our advisers anticipate that all procedural issues can be resolved by early in the new year.


North
CHATREE
NORTH
MINING LEASE
APPLICATION
Q
Pits
Priority
Target
Area
A
Pit
A East
Pit
K West
Pit
K East Pit
"Chatree"
Mine
CHATREE
MINING LEASE
Reference
Priority Target Area
for potential extensions
to existing resources

Aerial photograph of Chatree Mine area showing the extent of the Chatree North Mining Lease Application area.


A Hill
No drilling to date
Target for further near-surface resources
4m@17.50 g/t Au
Proposed Pit shell
Gold Zones
6m@18.70 g/t Au
30m@16.30 g/t Au
Drilling target for resource growth near term. Reinterpretation highlights major target zone

Exploration

CHATREE NORTH

A – A East Pit

Drill testing of the central and eastern zones of A Prospect in Chatree North continued during the Quarter. High grade intersections confirmed the underground potential in the east and extended the central zone between A and A East at depth. The objective of the drilling was to:

- Extend limits of the current A Pit particularly in the central zone where the impact on the waste to ore strip ratio is likely to remain low,
- Confirm the potential for underground mineralization in the central and eastern zones of the A - A East Pit,
- Focus on the deeper and generally higher grade A mineralisation.

With the exception of the highlighted intersection in the table at left, these results have not been previously reported and include significant intersections from A and A East drilling.

The new high grade zone that was delineated in the central zone of the A Pit during the last Quarter has been confirmed to continue at depth.

T Prospect

Drilling in T Prospect to the south of D Pit identified the potential for a shallow resource.

Significant intersections from T Prospect drilling include:

A PROSPECT HIGHLIGHT DRILL RESULTS

Hole No	From (m)	To (m)	Interval (m)*	Au (g/t)
3455RC	60.00	65.00	5.00	3.91
Incl.	60.00	62.00	2.00	7.8
3418RC	54.00	59.00	5.00	3.28

* Intersections may not be true width

A PROSPECT HIGHLIGHT DRILL RESULTS

Hole No	From (m)	To (m)	Interval (m)*	Au (g/t)
5056RD	95.00	102.00	7.00	3.55
3350RC	127.00	159.00	32.00	2.67
incl.	127.00	138.00	11.00	3.82
incl.	154.00	159.00	5.00	5.05
3353RC	64.00	73.00	9.00	6.29
3355RC	88.00	91.00	3.00	8.84
3364RD	265.80	276.80	11.00	2.93
3363RD	**147.00**	**177.00**	**30.00**	**16.30**
3267RD	250.00	266.00	16.00	2.03
3370RD	96.00	141.00	45.00	1.72
	221.00	237.00	16.00	1.87
2562RDext	233.00	267.00	34.00	3.55
2561RDext	200.00	234.00	34.25	3.57
3371RD	214.60	220.60	6.00	18.70
3376RD	167.00	169.00	2.00	43.80
3385RD	76.00	84.00	8.00	3.35
3386RC	161.00	165.00	4.00	17.50
incl.	161.00	163.00	2.00	31.60
3388RC	85.00	89.00	4.00	10.30
3380RC	219.00	229.00	10.00	4.09
3379RD	289.50	305.00	15.50	2.45

* Intersections may not be true width

CHATREE MINE INTERIM MINERAL RESOURCES & ORE RESERVES AT 31 MAY 2006

During the Quarter the Company released its Interim Mineral Resource and Ore Reserve Statements as at 31 May 2006. These disclose Ore Reserves containing 29.7 million tonnes at a grade of 1.8 g/t Au for 1.7 million ounces of gold with 16 million ounces of silver. This is within a Mineral Resource of over 74 million tonnes at 1.6 g/t Au for 3.8 million ounces of gold with 32 million ounces silver. The details are contained in Appendix B.

These estimates represent interim reserve/resource calculations, using information as at 31 May 2006, as part of a large, on-going exploration drilling program. In calculating the reserves, assumptions were made as to the future mining costs at Chatree North, using US$1.45/t, based on higher energy costs and longer haul distances to the mill, which are significantly higher than current costs and would represent a step-change increase. However, a gold price of US$450/oz was used for Chatree North based on the average gold price for the past three years. Resources marginal to the proposed pits may be included in future calculations as the pits are anticipated to expand with more drilling. US$600/oz was used in the main pit at Chatree as it is anticipated to be mined in the near term.


Drilling at Chatree North

REGIONAL EXPLORATION – THAILAND

As previously reported, the Minister of Industry approved 50 Special Prospecting Licences (SPL's) on the 10th of August. The remaining 51 Special Prospecting Licence Applications (SPLA's) are currently being reviewed by the Mineral Act Committee and are expected to be approved in the coming month.

This contiguous block of exploration licenses covers the key prospective areas within the newly identified Central Thailand Gold Province that Kingsgate believes has potential for several new gold mines. The granting of these SPL's allowed the Company to commence exploration which is now in progress. Land access negotiations are underway to enable access to already defined drill targets.

Ground geophysics equipment was purchased during the Quarter in order to provide in-house capacity to conduct regional surveys. The surveys to date have been instrumental in the discovery of new mineralization in the Chatree region.

EXPLORATION – SOUTH AMERICA

Exploration in South America was temporarily suspended pending the outcome of an independent review. The existing Kingsgate SA properties will be maintained in good standing for potential joint venture and farm-in agreements.

The initial takeover bid for Andean Resources Ltd. was concluded in July with Kingsgate achieving a 22.38% holding. Kingsgate continues to believe in the potential of the Cerro Negro deposit in Argentina, having, as it does, similar characteristics to your Company's own Chatree deposit. Kingsgate has offered both technical and financial support to Andean, all of which have been rebuffed by the company. Although portrayed as such, Kingsgate has never considered its approach to be hostile to the interests of Andean shareholders and is most disappointed the Andean Board has recently decided to ignore its major shareholder and, indeed its shareholders who supported it in the takeover, and make a placement to selected Australian institutions.

Kingsgate will keep its options open on future progress on the matter.



Looking north to Chatree Gold Plant and A Pit

FINANCE

At 30 September 2006, the group had net cash on hand of A$8.6 million (US$6.4 million), of which US$1.5 million is denominated in Australian dollars. The Company also has in place a revolving credit facility for US$16 million, with four participating banks. During the Quarter A$10 million was drawn from the facility.

No shares were bought back by the Company during the Quarter.

GOLD HEDGE POSITION

Kingsgate continued to deliver into its gold hedge positions during the September Quarter to increase the Company's exposure to the future spot gold price.

Hedge commitments outstanding at 30 September 2006 were 43,000 ounces of gold. The entire hedge delivery schedule which eliminates commitments by 30 June 2007 is outlined as follows:

Category	Units
Spot deferred	972 oz @ US$317 per oz
December Quarter 2006	16,250 oz @ US$317 per oz
March Quarter 2006	13,000 oz @ US$318 per oz
June Quarter 2006	13,000 oz @ US$318 per oz

The average cash price received by Kingsgate for gold sales in the September Quarter was US$413/oz, compared with an average spot price of US$622/oz. The lower realized price was impacted by pre-delivery of gold sales into out-of the-money hedge positions.

The Kingsgate Group had no foreign exchange currency hedging in place at the date of this report and is not exposed to any margin calls from hedge counterparties.

There was a negative mark to market valuation of $16.9 million for the hedge book based on a spot price of US$602/oz and an exchange rate of US$0.74 on 30 September 2006.

All remaining positions are deemed to be "effective hedges" and are therefore reflected dominantly in provisions in the Company's balance sheet. The Company continues to aggressively deliver into its hedge book via quarterly deliveries with a view to eliminating commitments by 30 June 2007.

DIVIDEND

A final dividend of five cents per share was declared on the11 August 2006 and paid on 3 October 2006.

A summary of the Company's gold and silver sales is tabulated below:

Category	Units	Sep 06 Quarter	Jun 06 Quarter	Sep 05 Quarter
Average Prevailing Spot Gold Price	US$/oz	621	618	439
Av. Cash Price received (on Gold Production)	US$/oz	413	325	355
Gold sold	Ounces	22,338	34,653	30,594
Silver sold	Ounces	69,976	91,942	106,171
Revenue from Metal Production	US$M	10.0	12.4	11.6

SELLDOWN / DIVESTMENT

Kingsgate is in the final stages of completing the initial selldown of 51% of its Thai operating asset, Akara Mining, by the end of November 2006 to Thai nationals.

The preferred approach for completing the final stage of this selldown is by an IPO on the Thai Stock Exchange in 2-3 years time, during or after construction of the expanded plant. Kingsgate would aim to hold both direct and indirect interests to maintain control. In the interim period, Kingsgate intends to initiate a debt/equity structure that will meet the Thai Board of Investment requirements for Thai ownership and provide sufficient funding for the proposed expansion to 300,000 ozs per annum.

POLITICAL REVIEW

Thailand has formed a new cabinet and initiated an interim constitution recently after a bloodless military coup on 19 September 2006 while the then prime minister was visiting the USA.

Behind the new Prime Minister, retired General Surayud Chulanont, is an experienced cabinet, many of whom have held positions in previous governments with an experienced Legislative Assembly. The two Deputy Prime Ministers possess strong financial backgrounds and are familiar with the needs of a strong economy. Deputy Prime Minister Pridiyathorn Devakula was formerly the Central Bank Governor and Deputy Prime Minister Kosit Panpiemras (now the Minister for Industry) was the chairman of Bangkok Bank.

The new government is fully empowered to make decisions and write legislation and has stated that it is keen to re-establish Thailand's former growth aspirations. All of our advisers expect that Kingsgate's situation is likely to be improved by the recent political changes.

Board of Directors

Ross Smyth-Kirk
Chairman

John Falconer
Non-Executive Director

Peter McAleer
Non-Executive Director

Company Secretary

John Falconer

Senior Management Team

Gavin Thomas
Chief Executive Officer

Ron James
General Manager, Exploration & Resources Development

Phil MacIntyre,
Chief Operating Officer & General Manager, Akara Mining Limited

Stephen Promnitz,
Corporate Development Manager

Peter Warren
Chief Financial Officer

Registered Office

Kingsgate Consolidated Limited
Suite 801, Level 8,
14 Martin Place
Sydney NSW 2000, Australia
Phone: 61 2) 8256 4800
Facsimile: (61 2) 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Issued Share Capital

Kingsgate has 90,259,492 ordinary shares on issue at the end of September 2006.

There are 3,660,000 unlisted options issued to employees.

Quarterly Share Price Activity

Kingsgate Consolidated (ASX:KCN) is part of the S&P/ASX 200 Index.

Quarter	High	Low	Last
September 2003	$4.00	$2.70	$3.80
December 2003	$4.25	$3.38	$3.84
March 2004	$3.98	$3.25	$3.76
Jun 2004	$3.90	$3.25	$3.76
September 2004	$3.59	$2.92	$3.00
December 2004	$3.40	$2.35	$2.45
March 2005	$2.75	$2.05	$2.26
June 2005	$2.98	$2.02	$2.84
September 2005	$3.75	$3.08	$3.72
December 2005	$4.67	$3.55	$4.60
March 2006	$6.45	$4.55	$6.44
June 2006	$6.80	$3.74	$5.14
September 2006	$5.39	$4.15	$4.59

Share Registry

Security Transfer Registrars Pty Ltd
770 Canning Highway,
Applecross WA 6953.
PO Box 535,
Applecross WA 6953.
Phone: (61 8) 9315 2333.
Facsimile: (61 8) 9315 2233.
Email: registrar@securitytransfer.com.au

All direct shareholding enquiries to the share registry, please.



Kingsgate Chairman, Ross Smyth-Kirk and strategic adviser, Khun Charomas Ruangsawan overlooking the Chatree main pit.

APPENDIX - A

A - A EAST PROSPECTS DRILLING RESULTS - (Intercepts with Au assays > 10g metres)

Hole No.	Easting (mE) Local_A	Northing (mN) Local_A	Azimuth Local_A	Dip (degrees)	Hole Depth (m)	From (m)	To (m)	Interval (m)	Au (g/t)
5056RD	5216	20424	270	-55	200.00	75.50	81.00	5.50	2.12
						95.00	102.00	7.00	3.55
3348RC	5199	20125	270	-55	230.00	88.00	92.00	4.00	2.89
3350RC	5194	20075	270	-55	201.00	44.00	50.00	6.00	2.57
	Interval increased by 10m from June Report					127.00	159.00	32.00	2.67
					incl.	**127.00**	**138.00**	**11.00**	**3.82**
					incl.	**154.00**	**159.00**	**5.00**	**5.08**
3353RC	5168	20075	270	-55	150.00	64.00	73.00	9.00	6.29
					incl.	**68.00**	**72.00**	**4.00**	**11.90**
5068RD	5181	19931	90	-55	293.45	131.00	132.50	1.50	8.79
						187.00	193.00	6.00	2.40
						212.40	213.85	1.45	17.80
3355RC	5202	19927	270	-55	160.00	88.00	91.00	3.00	8.84
3356RC	5412	19926	90	-55	210.00	134.00	150.00	16.00	1.14
3347RC	5516	19748	90	-63	194.00	165.00	168.00	3.00	4.04
3231RD	5404	19623	90	-60	340.40	212.90	219.20	6.30	2.97
3359RC	5025	19575	270	-55	150.00	1.00	3.00	2.00	6.40
3377RC	5267	20451	270	-57	240.00	160.00	164.00	4.00	3.34
3367RD	5178	19926	90	-65	340.40	42.00	44.00	2.00	5.91
						250.00	266.00	16.00	2.03
						284.50	286.80	2.30	9.82
3364RD	5159	19876	90	-59	331.20	226.20	231.00	4.80	2.03
						240.10	245.10	5.00	2.01
						265.80	276.80	11.00	2.93
3366RD	5170	19851	90	-62	254.00	288.55	290.05	1.50	28.20
						366.30	368.80	2.50	4.35
2559RDext	5488	19774	270	-55	251.40	169.30	171.00	1.70	28.90
3370RD	5429	19775	90	-60	340.50	96.00	141.00	45.00	1.72
						174.00	182.00	8.00	1.50
						221.00	237.00	16.00	1.87
						242.00	247.80	5.80	1.92
2562RDext	5521	19747	270	-55	370.70	188.20	194.00	5.80	4.43
						233.00	267.00	34.00	3.55
					incl.	**243.30**	**247.00**	**3.70**	**19.00**
2561RDext	5507	19724	270	-55	360.10	200.00	234.25	34.25	3.57
3363RD	5435	19726	90	-60	360.00	147.00	177.00	30.00	16.30
					incl.	**165.00**	**166.00**	**1.00**	**324.00**
					incl.	**166.00**	**177.00**	**11.00**	**12.10**
						298.50	303.50	5.00	2.35
						307.90	319.00	11.10	1.27
3368RD	5264	19701	90	-62	320.40	225.00	227.90	2.90	7.91
						273.50	278.00	4.50	4.88
3371RD	5247	19623	90	-63	310.80	125.00	131.00	6.00	2.76
						214.60	220.60	6.00	18.70
3376RD	5442	19626	90	-58	330.00	153.00	155.00	2.00	5.90
						167.00	169.00	2.00	43.80
3385RD	5213	20074	270	-55	250.40	76.00	84.00	8.00	3.35
						173.00	177.00	4.00	2.43
3386RC	5221	20022	270	-55	240.00	161.00	165.00	4.00	17.50
					incl.	**161.00**	**163.00**	**2.00**	**31.60**
3388RC	5235	19853	270	-55	147.00	85.00	89.00	4.00	10.30
						96.00	102.00	6.00	1.51
3380RC	5477	19775	90	-58	279.00	219.00	229.00	10.00	4.09
					incl.	**219.00**	**222.00**	**3.00**	**8.84**
3390RD	5244	19727	90	-60	320.30	258.40	264.00	5.60	2.13
						271.00	281.00	10.00	1.56
3379RD	5474	19700	90	-63	349.80	164.00	172.00	8.00	2.01
						202.70	204.00	1.30	38.40
						275.00	279.50	4.50	2.27
						289.50	305.00	15.50	2.45
					incl.	**291.15**	**293.75**	**2.60**	**8.37**
3371RD	5247	19623	90	-63	310.80	125.00	131.00	6.00	2.76
						214.60	220.60	6.00	18.70
3376RD	5442	19626	90	-58	330.00	153.00	155.00	2.00	5.90
						167.00	169.00	2.00	43.80
3391RD	5220	19626	90	-63	315.40	94.00	98.00	4.00	5.65
3392RC	5226	19601	90	-55	255.00	200.00	205.00	5.00	4.76
3394RC	5228	19576	90	-57	255.00	216.00	219.00	3.00	3.29
3395RC	5243	19525	90	-60	181.00	155.00	165.00	10.00	2.49

T PROSPECT DRILL RESULTS - (intercepts with Au assays > 10gram.metres)

Hole No.	Easting (mE) Local_C	Northing (mN) Local_C	Azimuth Local	Dip (degrees)	Hole Depth (m)	From (m)	To (m)	Interval (m)	Au (g/t)
3455RC	7640	1145	90	-60	120.00	60.00	65.00	5.00	3.91
					incl.	**60.00**	**62.00**	**2.00**	**7.80**
3418RC	7163	944	90	-60	150.00	54.00	59.00	5.00	3.28
					incl.	**54.00**	**55.00**	**1.00**	**12.70**

MINERAL RESOURCES AND ORE RESERVES AS AT 31 MAY 2006

CHATREE GOLD MINE INTERIM MINERAL RESOURCE

(As at 31 May 2006 at a 0.6g/t gold cut-off grade)

Source	Category	Tonnes	Grade		Contained Ounces	
			Gold	Silver	Gold	Silver
		(Kt)	(g/t)	(g/t)	(Oz)	(Oz)
Chatree Mine Total (1) on Current Lease	Measured	6,159	1.8	8	356,000	1,654,000
	Indicated	7,490	1.6	7	380,000	1,700,000
	Inferred	4,216	1.7	8	226,000	1,049,000
	Total	17,865	1.7	8	962,000	4,403,000
Chatree North Total (2)	Measured	31,730	1.6	17	1,613,000	17,030,000
	Indicated	16,653	1.6	14	832,000	7,586,000
	Inferred	5,989	1.5	13	292,000	2,513,000
	Total	54,372	1.6	16	2,737,000	27,129,000
Stockpiles	Subtotal	1,161	1.0	5	38,000	187,000
Chatree Total	Total	74,559	1.6	13	3,775,000	31,906,000

Notes: (Some figures may not add correctly due to rounding errors.)
(1). Includes C, H, D, HS, HW, S and P Pits at Chatree cut to the May 2006 surface.
(2). Includes A, AE, Q, KW and KE at Chatree North.
Preliminary pit optimisations at US$450/oz gold indicate a 0.6g/t gold cut-off is appropriate. The US$450/oz gold price is an approximate 3 year average, prepared by Kingsgate from public data. The resource block model has been optimized to compensate for the smaller mining blocks based on the operational history of selective mining at Chatree. Using the Sept'05 cut-off grade of 0.7g/t, Resources are 3.5Moz gold @1.8g/t & 29Moz silver @15g/t.

CHATREE GOLD MINE INTERIM ORE RESERVE

(As at 31 May 2006 at a 0.7g/t gold cut-off grade)

Source	Category	Tonnes	Grade		Contained Ounces	
			Gold	Silver	Gold	Silver
		(Million)	(g/t)	(g/t)	(Million Oz)	(Million Oz)
Current Lease (1,3)	Proved	1.7	1.7	8	0.09	0.41
	Probable	2.3	2.1	8	0.17	0.60
	Sub-total	**4.0**	**2.0**	**8**	**0.26**	**1.01**
Chatree North (2,4)	Proved	19.4	1.8	19	1.10	12.00
	Probable	5.1	1.8	17	0.30	2.80
	Sub-total	**24.5**	**1.8**	**19**	**1.40**	**14.80**
Total from Pits	Proved	21.1	1.8	18	1.19	12.41
	Probable	7.4	1.9	14	0.47	3.50
	Sub-total	**28.5**	**1.8**	**17**	**1.66**	**15.90**
Stockpiles	**Sub-total**	**1.2**	**1.0**	**5**	**0.04**	**0.20**
	Total	**29.7**	**1.8**	**17**	**1.70**	**16.10**

Notes: (Some rounding of figures may cause numbers not to add correctly.)
(1). Includes C, H, D, HS, HW, S and P Pits at Chatree Mine cut to the May 2006 surface.
(2). Includes A, AE, Q, KW and KE at Chatree North.
(3). Chatree Mine Lease Notes: a. Based on a composite of the current design and 'H main' and 'C south' cut backs & the 'C North' underground. b. Based on a $US600/oz gold price and $US11/oz silver price, only at Chatree mine. c. Assumes the remaining contained gold can be forward sold in the medium term. d. Reserves exclude the highway 1301 corridor and some underground options. The September 2005 statement included open pit reserves in the highway corridor which have now been excluded. e. Mining costs on average have increased from $US1.07/t to $1.45/t based on updated assessments of long term fuel costs, consumables, mining contract costs (including drill and blast) and geotechnical services. f. Expected increases to mining & processing costs have been allowed for in the optimisation parameters.
(4). Chatree North Notes: a. Based on a three year average gold price of $US450/oz and a silver price of $US11/oz. b. Based on modified optimum pit shells including haul road allowance in the slopes, long term fuel, consumables, and mining contract prices. c. Reserves have been truncated at the highway 1301 corridor, which has resulted in a reduction of certain reserves contained within the 30th September 2005 announcement.

CHATREE GOLD MINE ORE RESERVE RECONCILIATION

Ore Reserves (oz gold) At 30 June 2005	Mined until 31 May 2006	Discoveries	Ore Reserves (oz gold) At 31 May 2006	Increase %
1 505 000	(136 000)	331 000	1 700 000	22

Information in this report that relates to geology, drilling, mineralization, Mineral Resource and Ore Reserve estimates is based on information compiled by Ron James, Rob Spiers and Mike Garman, employees of the Kingsgate Group who are Competent Persons under the meaning of the JORC Code with respect to the mineralization being reported on. These interim estimates are unaudited by an independent expert. All have given their consent to the Public Reporting of these statements concerning geology, drilling and mineralization.

Kingsgate
Consolidated Limited

3 November 2006

By Fax to ASX
(3 pages including this page)

FOR PUBLIC RELEASE

The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Dear Sir,

ANDEAN RESOURCES LIMITED (ASX:AND)
Change in Substantial Shareholding

As a result of being diluted from the recent below market placement of Andean Resources Limited shares, in which Kingsgate and most other shareholders were not offered a participation, Kingsgate's shareholding in Andean Resources is now 21.36%.

Yours Faithfully,
KINGSGATE CONSOLIDATED LIMITED

John Falconer
Company Secretary

Kingsgate Consolidated Limited
(ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Andean Resources Limited

ACN/ARSN: ACN 064 494 319

1. Details of substantial holder(1)

Name: Kingsgate Consolidated Limited ("Kingsgate")

ACN/ARSN (if applicable): ACN 000 837 472

This Notice is also given on behalf of Kingsgate South America Pty Ltd(ACN 118 498 561) and Kingsgate Capital Pty Ltd (ACN 095 220 607) ("Related Bodies")

There was a change in the interests of the substantial holder on: 24/10/2006

The previous notice was given to the company on: 12/7/2006

The previous notice was dated: 12/7/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	64,103,104	22.31%	64,303,104	21.36%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
24/10/2006	Kingsgate	Dilution			
	and Related	as a result			
	Bodies	of placement			

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
As set out in Item 3 above.					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Kingsgate and	Suite 801, Level 8
Related Bodies	14 Martin Place, Sydney NSW 2000

Signature

print name John Falconer capacity Company Secretary

sign here [signature] date 2 /11 /2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Kingsgate
Consolidated Limited

13 November 2006

Via ASX Online
(1 pages including this page)

FOR PUBLIC RELEASE

The Manager
Company Announcements Office
Australian Stock Exchange

Dear Sir,

Resignation/Appointment of Company Secretary

The Board of Directors of Kingsgate Consolidated Limited advises that it has accepted Mr John Falconer's resignation as Company Secretary. John has served Kingsgate in this role for over 11 years in which the Company has grown from a gold explorer into a mid tier gold producer. John's wide experience and expertise have been instrumental in Kingsgate's success today.

The resignation is effective from 13 November 2006.

John's invaluable knowledge and acumen will not be lost to Kingsgate as he continues to be a Director of the Company.

The Board is pleased to advise the appointment of Mr Peter Warren as Company Secretary effective from 13 November 2006. Mr Warren is presently the Chief Financial Officer of the Company.

Yours Faithfully,
KINGSGATE CONSOLIDATED LIMITED

Gavin Thomas

GAVIN THOMAS
Chief Executive Officer

Kingsgate Consolidated Limited
(ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Kingsgate
Consolidated Limited

15 November 2006

Via ASX Online
(30 pages)

FOR PUBLIC RELEASE

The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Dear Sir or Madam,

CEO'S PRESENTATION – AGM 2006

Please find attached the CEO's Presentation for our 2006 Annual General Meeting.

Yours Faithfully,

Gavin Thomas
Chief Executive Officer
KINGSGATE CONSOLIDATED LIMITED

Kingsgate Consolidated Limited
(ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Kingsgate
Consolidated Limited

Kingsgate
Consolidated Limited

Welcome
AGM 2006

Kingsgate
Consolidated Limited

Kingsgate
Consolidated Limited

Chairman's Address

15 November 2006



Ross Smyth-Kirk, Chairman

Kingsgate
Consolidated Limited

Re-election: Mr Peter McAleer

That Mr Peter McAleer, a Director of the Company retiring by rotation in accordance with the Company's Constitution and the ASX Listing Rules and, being eligible and having signified his candidature for the office, be re-elected as a Director of the Company:

For :	30,421,362
Against :	471,448
Abstained :	612,019
Discretionary :	4,091,73

Kingsgate
Consolidated Limited

Directors' Remuneration Report

To consider and, if thought fit, to pass the following ordinary resolution:
That the Directors' Remuneration Report for the year ended 30 June 2006 is adopted for the purposes of the Corporations Act 2001.

For :	28,702,171
Against :	2,717,143
Abstained :	73,905
Discretionary :	4,103,345

Kingsgate
Consolidated Limited

Kingsgate
Consolidated Limited

CEO's Summary

15 November 2006



Gavin Thomas, CEO

Kingsgate
Consolidated Limited

Risk Issues Diminishing

- ...hai Politics
  ...ess as Usual
  - The Coup ?- No impact
  - Delays in caretaker govt being resolved now
- ...elldown
  ...letion scheduled
  ...eek
  - Large debt/equity funds for expansion
  - Satisfies BOI requirements
- ...ease delays
  ...ming - milestone
  ... but "when"
  - EIA close to signing, then procedural
  - Last key risk issue
  - Expansion triggered once leases granted

A Solid Financial Year

Kingsgate
Consolidated Limited

roduction
00oz @US$206/oz

Consistent production
Among lowest costs
30% inc in throughput

rofitable
99%

Consistently profitable
50% dividend ratio
Only 59,000oz hedged

rowth
gold growth
inc. resource
costs low


2001
2006

Potential 10 Moz

Kingsgate
Consolidated Limited

Annual Results Summary

	2005 - 06	2004 - 05
Gold Produced (oz)	140,071	126,550
Cash Cost (US$/oz)	206	212
Profit (A$m)	16.7	8.9
EBITDA (A$m)	25	18
Operating Cash flow (A$m)	22	22
EPS Earnings/Share (A¢/sh)	19.3	9.6
Dividends (A¢/share)	10	7
Net Cash (A$m)		32
Resources (Moz gold)		3.0
Reserves (Moz gold)		1.5

Kingsgate
Consolidated Limited

Solid Results

Low Cost
US$206/oz
US$7/oz

Expansion
capital costs

Discoveries
grade Undergnd
near A pit
size discoveries



US$/oz
600
400
200
Cash Cost Curve 2005
Gold Fields
Barrick
Newmont
Chatree 2006 FY
0%
50%
100%



FY06
2008

High grade zones found
A pit expanded
40 targets in new exploration leases


Kingsgate
Consolidated Limited
Corp. Social Responsibility
Workplace
safest gold mine
Worked >7m hrs 1 LTI
Thai Workplace Awards
Women in Mgmt Awards
Environment
World's best
No reportable incidents
Cyanide levels like coffee
Social
health focus
School construction
Water provision
Health safety training
Awards: Business of Year, Environ Excellence- Thai AusCham
PM's Best Practice Employee Welfare; National Health Safety Environ
Demonstrates Sustainable Expansions


Kingsgate
Consolidated Limited
Chatree Gold Mine
A Pit, Chatree North
Ultimate
Pit
Profile
High Grade
Underground
Development
Potential
Main C-H Pit
Processing Plant
2.35 mtpa

Kingsgate
Consolidated Limited

Chatree Gold Mine



Kingsgate
Consolidated Limited

Operational Results



Mill Throughput (Ktpa)
2,000
2,350
Forecast
01/02
02/03
03/04
04/05
05/06
06/07F



Head Grade (g/t)
2.4
Forecast
01/02
02/03
03/04
04/05
05/06
06/07F



Cash Cost & Realised Price (US$/oz)
308
335
385
401
355
206
Forecast
01/02
02/03
03/04
04/05
05/06
06/07F



Gold Production (K'ozs)
140.1
Forecast
01/02
02/03
03/04
04/05
05/06
06/07F

Kingsgate
Consolidated Limited

Chatree Main Pit



Kingsgate
Consolidated Limited

Chatree Main Pit



Kingsgate
Consolidated Limited

High Grade Underground


Planned Portals



Kingsgate
Consolidated Limited

Chatree Expansion



Expansion:

- Double output
- >300,000 oz/yr
- >2Moz/yr silver
- 5mtpa plant
- Feasibility study being optimised
- Duplicate plant (+2.7mtpa)
- Add silver circuit (Merrill Crowe)
- Aim - lift silver recoveries from 45% to >70%
- Ausenco finalising capex & timeframe

Kingsgate Consolidated Limited

Chatree North

Mining Lease Applications

- 9 Lease Applications
- Final discussions on Enviro. Impact Assessment
- EIA approval key step & close to granting
- Procedural, post EIA
- Not "If" but "When" Lease granting occurs



MINING LEASE APPLICATION
Mining Lease
'A' Pit


Kingsgate
Consolidated Limited
Chatree North
A Hill
A East
30m @ 16 g/t Au
feeder zone
12m @ 32 g/t Au + 320 g/t Ag
higher grade underground potential

Kingsgate
Consolidated Limited

Chatree North – A Pit



Kingsgate Consolidated Limited

Growing Resources


(Moz)
Gold
(US$m)
Exploration Expenditure
3.8Moz Gold, 32Moz Silver
~1 Moz / yr for 3 yrs
Potential for 5-10 Mozs
4.5 Moz
3.8 Moz
4
3
2
1
12
9
6
3
2001
2002
2003
2004
2005
FY2006
Additional Mineral Resources
Ore Reserves
Mine Depletion (cumulative)
Annual Exploration Expenditure

Kingsgate Consolidated Limited

Further Resource Growth

- Geophysics shows growth beyond Chatree
- High success rate of discovery
- 65% of geophysical anomalies mineralized
- 23 Km strike length & expanding


Ling Volcanic Complex
23 km
Chatree Nth
Chatree
Chatree Volcanic Complex

Kingsgate
Consolidated Limited

Comparable Geologic Setting

Nicaragua, Central America from Space Shuttle


Current Chatree-style volcanic belt

Kingsgate
Consolidated Limited

Volcanic Centres

- Intrusion below Chatree
- Nine similar Volcanic Centers
- Generation of Epithermal & Porphyry style targets



Advanced Exploration

>10Moz potential



Kingsgate
Consolidated Limited

Regional Prospects

- World class gold province
- 40 prospective targets
- 5 Drill ready targets
- Land access option agreements underway
- 50 leases granted
- 51 leases pending for ~1500 km2 total
- First Mover Advantage


675,000mE
700,000mE
Granted Leases
1,825,000mN
Granted
Chatree
1,800,000mN
100 km
Leases pending
Pending
1,775,000mN
Bangkok ~200 km
20 Kilometres
1,750,000mN

Kingsgate
Consolidated Limited

Selldown

- Selldown – completion scheduled next week
- Satisfies Thai BOI requirements
- Large debt/equity package, predominantly debt, to fund expansion
- All Thai sourced funding
- 2nd stage of selldown at IPO in 2-3yrs
- Kingsgate remains operator of Chatree mine

Kingsgate
Consolidated Limited

Undervalued! All metrics

aluation
30% higher

Upside:
- Macquarie $6/sh
- Goldman JBWere $7/sh
- Other Brokers $6-9/sh

elow Peers
of peers

Sino: ~$600m Mkt Cap
Forecast'08: 130-300koz

PanAust: $360m Mkt Cap
Forecast'08: 60koz & 18kt Cu

Upside
Growth

- Rapid resource growth
- New Chatrees drill-ready
- World class gold province

Kingsgate
Consolidated Limited

Kingsgate Delivers

Production

…cost for ~5 yrs

Profit

…edged end FY07

Growth

…plant Expansion

…Resource Growth

…Class Gold Province



Kingsgate
Consolidated Limited

Disclaimer

Forward Looking Statements:

These materials include forward looking statements. Forward looking statements inherently involve subjective judgment & analysis & are subject to significant uncertainties, risks & contingencies, many of which are outside of the control of, & may be unknown to, the company.

Actual results and developments may vary materially from that expressed in these materials. The types of uncertainties which are relevant to the company may include, but are not limited to, commodity prices, political uncertainty, changes to the regulatory framework which applies to the business of the company & general economic conditions. Given these uncertainties, readers are cautioned not to place undue reliance on such forward looking statements.

Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, the company undertakes any obligation to publicly update or revise any of the forward looking statements, changes in events, conditions or circumstances on which any such statement is based.

Kingsgate
Consolidated Ltd
ABN 42 000 837 472

15 November 2006

Lodged by ASXOnline – 2 pages (including covering letter)

The Manager
Announcements
Company Announcement Office
Australian Stock Exchange Ltd

Dear Sir

RESULTS OF ANNUAL GENERAL MEETING – NOVEMBER 2005

Pursuant to Listing Rule 3.13.2 and Section 251AA of the Corporations Law, we provide details as shown on the attached page in relation to resolutions put to the Company's Annual General Meeting held earlier today.

Yours faithfully
KINGSGATE CONSOLIDATED LTD

PETER WARREN
Company Secretary

Suite 801, Level 8
14 Martin Place
Sydney NSW 2000
Australia

Tel: (61 2) 8256 4800
Fax: (61 2) 8256 4810

Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

KINGSGATE CONSOLIDATED LIMITED
ABN 42 000 837 472

SECTION 251 AA OF THE CORPORATIONS ACT 2001
TOTAL NUMBER OF PROXY VOTES EXERCISABLE
ANNUAL GENERAL MEETING 2:00 PM WEDNESDAY, 15 NOVEMBER 2006

Resolutions	No 1 Re elect P McAleer	No 2 Directors' Remuneration Report
Result: Carried/Defeated	Carried	Carried
Method: By show of hands/ Poll	Show of hands	Show of hands
Total number of Proxy votes exercisable by Proxies validly appointed		
Votes for Resolution	30,421,362	28,702,171
Votes against Resolution	471,448	2,717,143
Votes to abstain	612,019	73,905
Votes at Proxy's Discretion	4,091,735	4,103,345
Total	35,596,564	35,596,564

Kingsgate
Consolidated Limited

15 November 2006

Via ASX Online
(3 pages)

FOR PUBLIC RELEASE

The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Dear Sir or Madam,

CHAIRMAN'S ADDRESS AGM 2006

Please find attached the revised version of the Chairman's Address for our 2006 Annual General Meeting.

Yours Faithfully,

Gavin Thomas
Chief Executive Officer
KINGSGATE CONSOLIDATED LIMITED

Kingsgate Consolidated Limited
(ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

CHAIRMAN'S ADDRESS--- AGM 2006 (15 November, 2006)

As you are already aware Kingsgate achieved a net profit for the year of $16.7 million from production of 140,071 ounces of gold and 459,701 ounces of silver, all up significantly on the previous year.

The result was achieved due to consistent mine production, improved processing capacity and a continued focus on costs which actually improved during the year in an environment where most producers have been severely impacted by rising costs.

A decision was made early in the past financial year to aggressively deliver into the hedge positions to allow investors greater leverage to the gold price and manage the new AIFRS accounting standards. The original gold hedge positions existed due to the original mine development being 100% debt financed in 2001 when gold prices were $US260 per ounce.

Unfortunately these good times have not continued into the current financial year, and, as already reported in our first quarter's result, production is down and costs have increased due to an early onset of wet weather and a short term under performance on predicted grade. Whilst we still do not see this as more than a short term phenomenon, since there is still no significant improvement in this quarter so far it is clear that this half year's performance will be severely impacted, as both production levels and profits are strongly correlated to grade. The impact on the full year is too early to evaluate, but it is relevant to note that once production is lost it is very difficult to retrieve. Hence we are looking at a reduced production level for the full year but its extent is too early to predict.

The production conditions being experienced are typical of operating in the lower sections of a single pit in quite restrictive circumstances in hard rock. The A pit, whilst contributing some softer material, is so far fairly low grade as well and quite constrained in its configuration, although grades do increase with depth.

This only goes to highlight how important the granting of the North Chatree leases is to your company and how frustrating it has been to all concerned that this process has been unable to be accelerated. Everything has been done by your company to progress these Mining Leases and it is believed that the final major hurdle in the granting process – the Environmental Impact Assessment – is in the final stages of approval.

It was pleasing during the year to get approval for the granting of 50 Special Prospecting Licences and we are awaiting the balance of our Applications to be granted. In total this area covers about 1500 sq kms and we have little doubt that your company has identified and is sitting on one of the great unexplored gold provinces of the world. We would be disappointed if a number of new mines are not developed in these areas in coming years.

We also expect to announce next week the completion of the first stage of the sell down to Thai interests of some 51% in our operating subsidiary Akara Mining Ltd. to meet our obligations to the Thai Board of Investment which granted us certain investment incentives some 5 years ago. As previously announced the first stage will involve a combined debt and equity package designed to both satisfy the requirements and provide financing for the planned more than doubling of plant capacity once the North Chatree leases are granted. The second stage will involve an IPO on the Thai Stock Exchange within 2 to 3 years.

Last year I made some critical comments about the AIFRS new accounting standards being imposed on corporate Australia. In the first year of their implementation I see no reason to revise those early criticisms. They have certainly not improved information to end users but have only complicated things. I note that similar observations have been made by many other prominent company

directors. Of particular significance to many mining companies is the treatment of hedge accounting. It is clear that it was not devised with the mining industry in mind and its implementation and ramifications not properly understood by even the accounting profession. It will continue to have a significant impact on many Australian mining companies. Significantly, as mentioned before, your company has done everything possible to minimise its impact and is on schedule to be free of its original hedging commitments by the end of June, 2007.

During the year your company made a takeover offer for Andean Resources Ltd. This move made a lot of sense for both sets of shareholders because Andean not only has an interesting deposit with similar characteristics to our Chatree but Andean lacks the expertise, knowledge and ability to develop it, whilst at the same time it is prudent for us to add some geo-political diversity to our mix. It was never intended to be hostile but was made so by the actions of the Andean Board, who, whilst welcoming the move initially and under the undue influence of the previous largest shareholder, put the "For Sale" sign up and tried to sell it around the world, whilst at the same time publicly denigrating your company.

Our offer was very generous and no other potential purchaser emerged, because it is still too early for anyone inexperienced in these types of deposits to put a value on it. We have emerged as the largest shareholder with 21.36% following a recent placement below market, despite your company's offer of technical and financial assistance. The offer of financial assistance was to underwrite, on a no fees basis, a rights issue to all shareholders. This offer was not accepted and the Andean Board decided to make a placement below the market to a select group of institutions thereby denying all other shareholders, including ourselves, the opportunity to participate. We will consider our options over the coming months in relation to this investment.

Finally, a word about the political situation in Thailand. There is little doubt that the uncertain political environment existing for much of this calendar year has impacted on our ability to progress our various situations. Uncertainty in itself is sufficient to engender inaction in a normally cumbersome bureaucracy.

All of our advisers believe that the coup should improve the situation as the new ministers, unencumbered by baggage and keen to show the rest of the world the merits of the Thai economy, endeavour to reassure business and encourage foreign investment.

In concluding I must congratulate Gavin Thomas and his senior management team for their undying efforts to progress the company in a most difficult environment. There is no doubt in my mind that we have the best management team that we have ever had in the company. The Board shares their frustrations and commends them and their families for their dedication and the demands imposed on them which go well beyond that of a normal corporate environment. My sincere thanks also to fellow Board members John Falconer and Peter McAleer for their loyalty, strength and support over a decidedly difficult period. There is no doubt in my mind that all of our efforts will be rewarded and I hope in the very near future.

==============================

The Chairman's address given at the AGM made comments on the state of the market in the company's shares. The ASX did not permit these comments to be included in this public release and they would not release the address on the ASX Lodgement Platform until the market comments were removed. A copy of the unabridged version of the Chairman's address is available on the Kingsgate Consolidated Limited website (www.kingsgate.com.au).

Kingsgate
Consolidated Limited
ABN 42 000 837 472

24 November 2006

Via ASX Online 2 pages (including this page) **FOR PUBLIC RELEASE**

Manager, Company Announcements Office
Australian Stock Exchange

Dear Sir or Madam,

Fulfillment of Thai Ownership Obligations

Funding of Chatree Growth

1. Summary

Kingsgate Consolidated Ltd ("Kingsgate") is pleased to announce a major strategic initiative in Thailand as the company continues the development of its gold mining interests held through Akara Mining Ltd ("Akara").

The key components of the initiative are as follows:

- Kingsgate has fulfilled its Thai ownership obligations for Akara as required by the Thai Board of Investment ("BOI") through the issue of new shares in Akara to Thai interests, namely Empire Asia Co. Ltd ("Thai Interests").
- Kingsgate has appointed TMB Macquarie Securities (Thailand) Ltd to arrange debt financing to fund the development of the Chatree North mining lease and expansion of the current processing facilities. Credit committee endorsement has been obtained from a major Thai bank for the provision of a funding facility of up to Baht 3.8 billion (~ US$100 million).

Both components of this strategic initiative demonstrate Kingsgate's ability to work with Thai investors and institutions to maximize the returns to all stakeholders from operating and growing the Chatree Mine.

These events represent the first part of a two step process aimed at ensuring Akara and its shareholders can continue to share in the long term benefits of operating Thailand's' largest gold mine. The second step in the process is the proposed initial public offering ("IPO") of Akara on the Stock Exchange of Thailand. It is expected that the IPO would be launched within the next 2-3 years.

2. Fulfillment of Thai Ownership Obligations

At the time of approval for the Chatree mine development, in addition to the tax-exemption privileges granted by the BOI, Kingsgate was granted a 5-year exemption from the requirements for the mine to be at least 51% owned by Thai nationals. This ownership exemption period expires on 27th November 2006. The tax-exemption privileges remain in place.

In meeting the BOI ownership obligation, Akara has issued new non-transferable shares that has resulted in the Thai Interests acquiring a ~52% stake in Akara. These additional shares carry with them certain rights, including a predetermined dividend and limited voting privileges that provide a financial return to the Thai Interests. This transaction allows Kingsgate shareholders to maintain their existing economic interest and management control in Akara.

Suite 801, Level 8
14 Martin Place
Sydney NSW 2000
Australia

Tel: (61 2) 8256 4800
Fax: (61 2) 8256 4810

Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Kingsgate will continue to remain as the operator of the Chatree Gold Mine. However, the Thai Interests have been granted the right to representation on the board of Akara, which will be in addition to the current appointees from Kingsgate. Through this new representation, the Thai Interests will be able to share their valuable business experience in Thailand and will assist Kingsgate in maximizing the returns from developing Chatree.

Fulfilling the Thai ownership obligation will ensure that Akara continues to enjoy all the fiscal incentives as offered by the BOI at the time of approval. Akara has received approvals from the Ministry of Commerce for the transaction and confirmation on the fulfillment of Thai ownership obligations from the BOI.

3. Funding the Chatree Growth Initiative

Kingsgate is continuing to work with the Thai authorities to obtain approval for the Chatree North mining leases. In this regard, the Environmental Impact Assessment for Chatree North is in the final stages of the approval process. Once this milestone is achieved, the lease granting process will then be predominately procedural.

Kingsgate is in the process of completing the feasibility study for developing the Chatree North deposits, finalising outstanding land parcels and expanding the processing plant to a nameplate capacity of 5mt pa. To fund this growth initiative, Kingsgate has been working with TMB Macquarie Securities (Thailand) Ltd to arrange a debt facility from Thai financial institutions of up to Baht 3.8 billion (~US$100 million). The size of the debt facility will be largely determined by the final cost of the expansion and other associated commitments.

Akara is now finalising the debt facility, including obtaining board approvals, completion of technical due diligence, legal documentation and satisfaction of all Condition Precedents with a major Thai bank that has given credit committee endorsement to finance this project. The arrangement of the debt facility is expected to be completed in line with Akara's planned development of the Chatree North mining lease.

Background Information

Empire Asia Co., Ltd is a private company registered in Thailand and wholly owned by Thai national shareholders. The company was established by a group of prominent Thai business persons as an investment company.

TMB Macquarie Securities (Thailand) Ltd is a 51%/49% joint venture between TMB Bank Public Co Ltd and Macquarie Bank Ltd involved in equity brokerage and investment banking businesses. TMB Macquarie has been retained by Kingsgate to advise on the transaction.

TMB Bank is a leading private sector commercial bank and financial services company in Thailand. TMB Bank commenced operations in 1957 to serve members of the Thai military and has since expanded to serve a wide variety of corporate and individual customers. In September 2004, TMB Bank completed a merger with DBS Thai Danu Bank and The Industrial Finance Corporation of Thailand, creating the fifth largest bank in Thailand in terms of assets. As of 30 June 2006, TMB Bank has total assets of US$ 21 billion and a market capitalization of US$ 1.5 billion. Today, TMB Bank has more than four million customers and over 8,000 employees working in 464 branches in Thailand. TMB Bank's principal business activities include corporate, SME and consumer banking services. TMB Bank is dedicated to developing new and innovative products and services to serve this broad customer base.

Yours faithfully,

Ross Smyth-Kirk
Chairman

GOLDSTAR
RESOURCES NL

ASX Release – 8 December 2006

LANDMARK A$13M CAPITAL RAISING TO ACCELERATE WALHALLA DEVELOPMENT



Goldstar Resources NL
ABN 76 098 939 274

Corporate Details
ASX Code: GDR

Issued Capital:
108M ord shares
(128M ord shares post raising)

Substantial Shareholders:
Kingsgate Consolidated (19.7%)
(to be replaced by RPG Partners)
Z Nominees Ltd (18.6%)
Directors & Associates (12.4%)

Directors:
Non-Executive Chairman:
Gordon Hill
Managing Director:
Andrew King
Non-Executive Directors:
Dr Jeffrey O'Leary
Eileen Carr
Ian Pankhurst

Contact:
Unit 4, 26 Clive Street
West Perth WA 6005
Tel: (+61-8) 9321-1577
Fax: (+61-8) 9321-1566
Email: info@goldstarnl.com.au
Web: www.goldstarnl.com.au

HIGHLIGHTS

- **Completion of an oversubscribed A$10M share placement at 65c per share, managed by global investment bank Royal Bank of Canada**
- **Intention to undertake A$3M Share Purchase Plan for existing shareholders on same terms as the placement and to be fully underwritten by Tolhurst Noall Limited.**
- **Kingsgate Consolidated Ltd finalises the sale of its entire 19.7% shareholding in Goldstar to an investor group led by RPG Partners**
- **Raising brings several key Australian and International institutional investors to the Goldstar share register.**
- **Funds raised to underpin expanded exploration, evaluation and development programs at the Walhalla Gold Project, including Mining Feasibility Studies at Eureka and Tubal Cain.**

Goldstar Resources NL (**ASX: GDR**) is pleased to advise that it has completed the book-build for a heavily oversubscribed $A10 million share placement, managed by global investment bank, Royal Bank of Canada ("RBC"). A fully underwritten A$3 million Share Purchase Plan for existing shareholders is intended to be announced which, together with the share placement, amounts to a **total capital raising of A$13 million**.

This landmark capital raising – which will result in the introduction of a number of strategic new Australian and International institutional investors to Goldstar's share register – positions the Company to accelerate its progress towards gold production at the 100%-owned Walhalla Gold Project in eastern Victoria. This will include expanded exploration, evaluation and development activities, as well as Mining Feasibility Studies on both the Eureka and Tubal Cain deposits.

In addition, Goldstar today announced that its major shareholder, Kingsgate Consolidated Ltd, has reached agreement to divest its entire 19.7% holding in the Company (20.7 million shares) to **an investor group led by RPG Partners.**

A$10M Share Placement

Pursuant to a mandate issued to RBC, Goldstar advises that a book-build has been successfully completed for the placement of 15,384,615 shares at an issue price of 65 cents per share to raise A$10 million. The placement closed well oversubscribed.

The placement was completed with Australian and International institutions and investors pursuant to the "excluded offer" provisions (Section 708) of the Corporations Act. The placement can be completed within Goldstar's existing placement capacity and does not require further shareholder approval. The placement shares will rank pari passu with Goldstar's existing ordinary shares.

Share Purchase Plan

To acknowledge the long-term support of existing shareholders, the Company intends to announce a Share Purchase Plan ("SPP") to enable existing shareholders to participate in the capital raising. The Board recognises the importance of providing existing shareholders who have supported the Company with the SPP opportunity at this juncture, which represents a key milestone in Goldstar's development as a mid-tier Australian gold company.

The intended SPP will enable shareholders to purchase up to $5,000 worth of shares in the Company at a price of 65 cents per share. The SPP is non-renounceable and will be open to all shareholders who are registered holders of fully-paid shares in the Company at 5.00pm Western Standard Time on 5 December 2006 (the "Record Date"). Leading Australian-based stockbroking firm, Tolhurst Noall Limited, has agreed to fully underwrite the SPP which will involve the issue of a maximum of 4,615,385 new shares at a price of 65 cents per share.

Following allotment of all the new shares, Goldstar will have a total of 128 million shares on issue.

Divestment of Kingsgate Consolidated Ltd Shareholding

Goldstar also announced today that its major shareholder, Kingsgate Consolidated Ltd, has finalised the sale of its entire 19.7% holding in the Company, comprising 20.7 million shares, to a resource oriented investor.

Commenting on the transaction, Goldstar's Managing Director, Mr Andrew King, said: "On behalf of the Board, I would like to thank Kingsgate for their support over the past 18 months, including their participation in previous capital raisings. Kingsgate took up a strategic interest in the Company last year after recognising the significant potential of the Walhalla Gold Project, and they have seen a significant appreciation in their investment since then."

"We also take the opportunity to welcome RPG Partners to our share register," added Mr King. "They have investments in mining, power and logistics in Europe and build long term relationships with companies that are either in or near production. We look forward to their ongoing support as we take Goldstar into production initially at Eureka."

Use of Funds

The A$13 million capital raising represents a key step in Goldstar's continued growth strategy as an emerging mid-tier Victorian gold company. The raising will ensure that the Company is fully funded through to commencement of development of the Eureka Project in 2007.

Following completion of this capital raising, the Company will have some A$17 million in cash. The funds raised will be utilised to continue to fast track the Eureka Project towards early production and to commence scoping and bulk sampling studies on the Tubal Cain deposit. In addition, funds will be applied to drilling to confirm extensions to the Eureka and Tubal Cain dyke bulges, building further on the exploration success that has been achieved at both of these deposits over the past 12 months.

The funds will also enable Goldstar to accelerate regional drilling and exploration programs at Walhalla, including exploration focussing on other potential dyke bulges within the Ross Creek Line (RCL) of mineralisation, regional structural trends and key targets that have been developed and prioritised on the Company's leases over the last 6 months.

SUMMARY

This capital raising represents a significant milestone for Goldstar, following an active and successful year which has seen the Company take major steps towards its objective of commercialising the Walhalla Gold Project in Victoria.

Mr King said: "We are very pleased with the strong response from investors to the share placement, which reflects very positively on the progress we have made over the past 12 months in advancing towards production at Walhalla."

"This A$13 million capital raising significantly bolsters cash reserves as well as introducing a number of new institutional investors to our share register." he said. "This has resulted in a significant realignment of Goldstar's share register to position the Company for its forthcoming transition to commercial development of the Eureka Project."

"At the same time, the raising has been structured to enable existing shareholders to participate via the intended Share Purchase Plan and increase their exposure to the Company and its assets. We believe this aspect is very important at this key juncture in the Company's development."

"The raising places us in a very strong strategic position to take the project from the bulk sampling stage through feasibility and towards production. In addition, we will have sufficient funding in place to accelerate our drilling programs, which over the past year have added enormous value to this Project and to pursue our broader regional exploration initiative announced earlier this year."

"2007 will be a pivotal year for Goldstar and, having concluded these important transactions, we will have the funding in place to ensure that we achieve our objectives and deliver on our vision to become a significant mid-tier gold production company," Mr King added.

For further information:
Andrew King
Managing Director
Goldstar Resources NL
Telephone: (+61-8) 9321 1577
www.goldstarnl.com.au

Kingsgate
Consolidated Limited

8 December 2006

Via ASX Online
(1 pages including this page)

FOR PUBLIC RELEASE

The Manager
Company Announcements Office
Australian Stock Exchange

Dear Sir,

KINGSGATE SELLS HOLDINGS IN GOLDSTAR RESOURCES

Kingsgate Consolidated Limited today has sold (on market) its entire holding of 20,702,317 ordinary shares in Goldstar Resources Limited

Yours Faithfully,
KINGSGATE CONSOLIDATED LIMITED

Peter Warren
Company Secretary

Kingsgate Consolidated Limited
(ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Form 605

Corporations Act 2001
Section 671B

RECEIVED
2007 JUL 10 A 10:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Notice of ceasing to be a substantial holder

To Company Name/Scheme: Goldstar Resources NL

ACN/ARSN: 098 939 274

1. Details of substantial holder(1)

Name: Kingsgate Consolidated Limited

ACN/ARSN (if applicable): 000 837 472

The holder ceased to be a substantial holder on: 8/12 2006

The previous notice was given to the company on: 5/09 2005

The previous notice was dated: 5/09 2005

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
8/12/06	Kingsgate Consolidated Limited	Market Disposal	$13,456,506	.05 ORD	20,702,317

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Kingsgate Consolidated Limited	Suite 801, Level 8, 14 Martin Place, Sydney NSW 2000

Signature

print name: Peter Warren

capacity: Company Secretary

sign here: [signature]

date: 8 /12 /06

Kingsgate
Consolidated Limited
ABN 42 000 837 472

25 January 2007

Via ASX Online
(11 pages including cover letter)

FOR PUBLIC RELEASE

Manager, Company Announcements
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir,

Quarterly Report Ended 31 December 2006

We enclose the Quarterly Report on activities for three (3) month period ended 31 December 2006.

KINGSGATE CONSOLIDATED LIMITED

PETER WARREN
Company Secretary

Kingsgate Consolidated Limited *(ABN 42 000 837 472)*
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

QUARTERLY REPORT

**For the three months ended
30 June 2006**

SUMMARY OF ACTIVITIES

Quarter Production	
Gold Produced:	
June 2006	35,531 oz
March 2006	30,435 oz
June 2005:	*34,162 oz*
Cash Operating Cost:	
June 2006	US$228/oz
March 2006	US$260/oz
June 2005:	*US$194/oz*
Average Gold Price Received:	
June 2006:	US$325 /oz
March 2006:	US$395 /oz
June 2005:	*US$398 /oz*
Average Spot Gold Price	
June 2006	US$618 /oz
March 2006	US$557 /oz
June 2005:	*US$426 /oz*

Securities
As at 30 June 2006

Ordinary shares:
88,571,921
Unlisted options: 3,260,000

GAVIN THOMAS
CEO
28 July 2006

KEY POINTS

- **Gold production 35,531oz for quarter**
- **Cash Operating Costs of US$228/oz for quarter**
- **Gold production for the year 140,071 oz**
- **Cash Costs for the year US$206/oz gold**
- **Plant expansion feasibility study refocused on improved silver recoveries**
- **Excellent exploration results continue**
- **Andean Resources takeover - Kingsgate 22.3%**

OVERVIEW

Chatree Gold Mine

- Gold production was 35,531 ounces in the quarter, 17% increase on March 06 as more ore was treated in the current quarter.
- Total cash operating costs decreased to US$228 /oz in the quarter, due to improved grade and strip ratio.
- Cash costs for the year was US$206/oz, with gold production of 140,071 oz which slightly exceeded forecast.
- Excellent safety result with 5 million hours worked without an LTI, which is safety record 10 times better than the Australian average.

Development

- A renewed focus on improving silver recoveries to over 70%, from 43-45% currently, has meant some modifications to the plant configuration, at minor additional capital cost. This is due to the high silver grades in Chatree North and high silver prices at present. The modification to the process route has delayed the feasibility study to the end of May.
- The expansion case is aimed to double gold production to over 300,000 oz gold and raise silver production to over 2Moz silver per year.

Exploration

- Excellent exploration results returned from drillholes at the northern and southern ends of the proposed 'A' pit, including 10m @ 5.5 g/t gold and 19m @ 6.4g/t gold.
- High grades at C South confirmed with twinned diamond drillholes returning intersections up to 11m @16.8g/t gold

Corporate

- Total cash on hand A$10.4 million (US$7.6 million).
- Off-market takeover launched for Andean Resources (AND.ASX) of 1 Kingsgate share for every 15 Andean shares, the offer closed on 12 July 06. Kingsgate issued a total of 4.3 million shares to acquire a 22.3% interest in AND.


Gold Poured
(oz)
Gold Poured & Cash Costs
Total Cash Cost
(US$/oz)
60,000
50,000
40,000
30,000
20,000
10,000
0
300
250
200
150
100
50
0
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec-05
Jun-06
Gold Poured ozs
Total Cash Cost

Figure 1: Quarterly gold production & cash operating costs – Chatree mine


7m @ 4.13g/t
21m @2.23g/t
10m @ 5.47g/t
N
19m @ 6.41g/t
CHATREE
NORTH
(MLA)
A EAST
6m @ 6.25g/t
Map Showing Collar Locations
of Drill Holes with Reported
Significant Intersections
0
1km
Actual and Proposed Pits
11m @ 16.8g/t
S
J
C SOUTH
CHATREE
MINING LEASE

Figure 2: Location of recent drillholes with significant intersections
Chatree mine & Chatree North
(Red =granted mining leases; Yellow =applications)

PRODUCTION COSTS

Total Cash Costs decreased to US$228 per ounce for the June quarter as a result of higher mill thoroughput. Total Production costs were US$271 per ounce for the quarter.

Cash costs for the year US$206 per ounce gold with total production costs of US$247 per ounce.

Total cash costs remained in the lowest quartile of global gold producers 2006 cash costs *(Source: Global Mining Research).* Costs are maintained by grid power, a low number of expatriates and a "Buy Thai" policy sourcing items locally.

Chatree Mine	Units	Jun 06 Quarter	Mar 06 Quarter	Jun 05 Quarter
Waste mined	bcm	1,053,973	1,256,428	1,317,685
Ore mined	bcm	175,517	192,483	177,416
Waste:ore ratio		6.0	6.5	7.4
Ore mined	tonnes	466,486	513,522	485,329
Ore treated	tonnes	582,679	505,445	456,825
Head grade	Au g/t	2.1	2.0	2.8
	Ag g/t	10.1	12.6	16.0
Gold recovery	%	88.3	90.7	91.4
Gold poured	**ounces**	**35,531**	**30,435**	**34,162**
Silver poured	ounces	115,622	115,622	101,592

Cost Category * * *Gold Institute Revised Standard for Reporting Production Costs.*	Jun 06 Quarter US$/oz Gold Produced	Mar 06 Quarter US$/oz Gold Produced	Jun 05 Quarter US$/oz Gold Produced
Direct mining expense	**240**	**280**	**216**
Refining and transport	**2**	**3**	**2**
By product credit	**(28)**	**(38)**	**(16)**
Cash Operating Cost	**214**	**245**	**202**
Royalty	**14**	**15**	**10**
Total Cash Cost	**228**	**260**	**213**
Depreciation/Amortisation	**43**	**40**	**54**
Total Production Cost	**271**	**300**	**266**

Kingsgate reports unit costs in accordance with the Gold Institute Standard. Silver is accounted for as a by-product at Chatree whereby revenues from silver are deducted from operating costs in the calculation of cash costs per ounce.
The Total Cash Cost of future production at Chatree will fluctuate due to changing grade, throughput, strip ratio and recovery outcomes.

OPERATIONAL PERFORMANCE

Production at Chatree for the March quarter was 30,435 ounces of gold. This level of production is due to a reduced head grade of 2g/t. The production level is not dissimilar to the March 2005 and December 2004 quarters.

Lower production was planned for the March quarter with a strong June quarter ahead. Access to higher grade areas at C North has taken longer than expected due to delays in geotechnical work, involving rock-bolting a slip on the ramp into C pit. Unexpected further delays to the rock-bolting and meshing may limit production. Other high grade areas to be mined are H South, the extension of H pit to P pit, C South and remnant pods in D pit and S pit. Storm activity associated with the oncoming wet season may limit access to C South.

Mining commenced at A Pit in February, at the top of the hill within the new mining lease granted last September. Tonnages have been low until recently as time was needed to prepare the first few benches adequately and complete the haul road. This has provided limited amounts of softer oxide ore to the mill feed that will improve as the development of this area continues.

Mill throughput rates continue to rise to over 2mtpa on an annualised rate. Harder ore had limited throughput rates from being higher. Recent improvements have increased these rates further during April. Larger grates are planned to be installed in the SAG mill in May to increase the volume of pebbles going to the pebble crusher, and therefore increase overall throughput rates.


4m @ 31g/t from 5m

Figure 3: H South – example of high grades to be mined in the June quarter

SAFETY AND ENVIRONMENT

The company's excellent safety and environmental record continued with over 5 million hours worked at Chatree since the last and only Lost Time Incident (LTI). This LTI average is 10 times better than the Australian average for mining operations. The mine has now worked over 7 million hours with only one LTI since the

start of mine construction in 2000. Chatree has won an award in a National Safety Competition for All Industries in Thailand with over 500 employees.

This safety record is a testimony to the skill and quality of the Thai employees and contractors and demonstrates the commitment to industry best practice and continually improving productivity.

The group had no reportable environmental incidents and remains in compliance with its environmental requirements.

FORECAST

As previously advised, production for the year to 30 June 2006 is expected to be in the range of 145,000 to 150,000 ounces of gold, although at the lower end of the range.

Average cash costs for 2005/2006 are forecast to remain between US$200-220/oz of gold.

Production for the following year to 30 June 2007 is expected to be in the range of 150,000 to 155,000 ounces of gold with average cash costs to remain between US$200-220/oz of gold.

DEVELOPMENT - CHATREE NORTH

The feasibility study on the expansion case is being modified by Ausenco. Due to the high silver content in Chatree North (A Pit) and the current high silver prices, Ausenco has been asked to conduct further work aimed to increase silver recoveries above 70% with the expansion. Current silver recoveries vary between 43-45%.

Improved silver recovery is planned via a modified Merrill Crowe circuit, which would remove most of the silver prior to the standard carbon-in-leach cyanide circuit. This slight process design change would only add a minor cost to the plant but the additional work has delayed the completion of the feasibility study until the end of May.

Chatree North has almost 15 Million ounces of silver in reserves and silver prices have almost doubled since the feasibility study was initiated. The expansion case is aimed at producing more than 300,000 ounces of gold per year with over 2 Million ounces of silver annually.

EXPLORATION

CHATREE MINE

C South Pit:

Further testing of the high grade zone previously reported on the C South lode was undertaken. Two diamond core holes twinning two of the previously reported RC holes were completed to confirm the grade and gain a better understanding of the geology of the zone. The grades in both holes confirmed the tenor of the grade and thickness. RC5230 showed increased grade up dip on section 1775N. Further drilling is being undertaken to determine the extent of this zone. Significant intersections from C South drilling include:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)
5230RC	54.00	63.00	9.00	6.24
5292DD	14.50	21.10	6.60	2.86
	38.00	46.00	8.00	2.37
5312DD	63.00	74.00	11.00	16.86

*Intersections may not be true width

J Prospect:

Limited additional drilling was undertaken on J Prospect. Results continue to be encouraging with good grade mineralisation being intersected from near surface. Further drilling will be undertaken on this prospect. The timing of the drilling will be based on drill target priority. Significant intersections from J Prospect drilling include:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)
5355RC	2.00	7.00	5.00	5.63
	10.00	12.00	2.00	7.15
5283RC	55.00	64.00	9.00	3.65

*Intersections may not be true width

S Pit:

Limited drilling in the S Pit area continued to produce encouraging results. Further drilling is required to determine the extent of the mineralisation. Timing of the drilling will be based on drill target priority. Significant intersections from S Prospect drilling include:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)
5229RC	96.00	100.00	4.00	8.40

*Intersections may not be true width

A – A East Pit:

Infill and extension drilling was continued on the A and A East areas of Chatree North during the quarter. The aim of the drilling was to increase understanding of the distribution of the mineralisation and to test for extensions to known mineralisation near the boundary of the planned pit. The results below are not included in the most recent resource estimate and have not been previously reported. Significant intersections from A and A East drilling include:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)
3293RC	88.00	90.00	2.00	5.53
	196.00	200.00	4.00	7.50
3290RC	68.00	75.00	7.00	4.13
5059RC	142.00	152.00	10.00	5.47
3296RC	49.00	60.00	11.00	1.57
	113.00	121.00	8.00	1.58
	173.00	194.00	21.00	2.23
incl	*173.00*	*177.00*	*4.00*	*7.30*
5359RC	16.00	24.00	8.00	3.56
	84.00	89.00	5.00	4.31
3300RC	9.00	15.00	6.00	6.25
	98.00	105.00	7.00	2.16
	141.00	150.00	9.00	4.17
2974RD	135.00	143.00	8.00	4.34
	320.00	322.00	2.00	8.60
5308RC	5.00	16.00	11.00	2.14
	32.00	36.00	4.00	3.11
	39.00	43.00	4.00	5.93
5295RC	23.00	42.00	19.00	6.41

*Intersections may not be true width


19m @ 6.41g/t
from 23-42m

Figure 3: Cross-section of A pit with drillholes with significant intersections.

REGIONAL EXPLORATION – THAILAND

Significant progress has been made with the processing of the 101 SPLA's (Special Prospecting Licence Applications) which cover a large area near Chatree. Explorers are allowed to conduct non-disturbance surface exploration during the period between lodgement and granting, similar to some states in Australia a decade ago. A number of significant large surface anomalies have been identified, often with geophysical targets as well. Ten high priority targets have been identified.

One of these targets is the Chang Puek prospect (24km from Chatree Gold Mine) where follow-up rock chip sampling identified strongly anomalous silver up to 510 ppm Ag with 2.33 g/t Au.

Quartz-pyrite veins hosted in skarn assayed up to 4.77 g/t Au in Kwang prospect (located 50km from Chatree Gold Mine).

Thirteen new SPL's (Special Prospecting Licences) were applied in provinces of Rayong and Chantaburi, eastern Thailand covering an area of 205km². The new application area is located approximately 170km southeast of Bangkok or 350km south of Chatree Gold Mine. This increased the total number of exploration leases in Thailand to 114 SPLA's which cover an area of 1,712km².

EXPLORATION – SOUTH AMERICA

Surface exploration continued in Chile, Peru and Argentina. The focus was on a 3300m RC drill program on the San Luis epithermal gold vein prospect, near Copiapo in Chile.

CORPORATE

FINANCE

At 30 June 2006, the group had net cash on hand of US$7.6 million (A$10.4 million), of which US$1.5 million is denominated in Australian dollars. The Company also has in place a revolving credit facility for US$16 million, with four participating banks. The entire facility was available at 30 June 2006.

The Company announced a share buyback for up to 10% of the issued shares on the 8th April 2005. This is considered by the Board to be an appropriate capital management initiative at the present time. During the June quarter no shares were bought back.

GOLD HEDGE POSITION

The average cash price received by Kingsgate for gold sales in the March quarter was US$325/oz, compared with an average spot price of US$618/oz. The lower realized price was caused by delivery of gold sales into out-of the-money hedge positions.

Hedge commitments outstanding at 30 June 2006 were 58,780 ounces of gold. The entire hedge program is illustrated in 'Appendix – A' attached.

The Kingsgate Group had no foreign exchange currency hedging in place at the date of this report.

There was a negative mark to market valuation of US$16.9 million for the hedge book based on a spot price of US$602/oz and an exchange rate of US$0.74 on 30 June 2006.

The Group is not exposed to any margin calls from hedge counterparties. In the event that the spot gold price is below US$330/oz and A$570/oz, a proportion of production can be delivered to US$ and A$ puts respectively.

The Company will finalise its hedge commitments during the next twelve months.

A summary of the company's gold and silver sales is tabulated below:

Category	Units	Jun 2006 QTR	Mar 2006 QTR	Jun 2005 QTR
Avg prevailing spot gold price	US$/oz	618	557	426
Avg cash price received (on gold Production)	US$/oz	325	395	398
Gold sold	**Ounces**	34,653	36,187	34,162
Silver sold	Ounces	91,942	131,976	101,592
Revenue from metal production	US$M	12.4	15 6	14.4

ELECTIONS IN THAILAND

A general election was held in Thailand in early April. The ruling party, Thai Rak Thai, was returned to office. The caretaker government has full power to conduct all activities until the new parliament is sworn in. All indications are that the Mining Licence applications are progressing but it is difficult to provide a timeframe.

TAKEOVER BID FOR ANDEAN RESOURCES

An off-market takeover offer was launched for all the shares in ASX-listed Andean Resources Limited (AND.ASX). One Kingsgate share has been offered for every 15 Andean shares. The offer closes on 5 May 06. Andean shareholders who accepted the offer by 21 April also received the Kingsgate 5c/share interim dividend.

Andean owns an advanced exploration project called Cerro Negro in southern Argentina. The project bears many geological similarities to Chatree and Kingsgate believes that it has the management and financial capability to accelerate the drilling, pre-feasibility studies and potential development to benefit all shareholders.

Kingsgate held 10.3% of Andean's shares on 28 April 2006.

Board of Directors

Ross Smyth-Kirk	Chairman
John Falconer	Non-Executive Director
Peter McAleer	Non-Executive Director

Company Secretary

John Falconer

Senior Management Team

Gavin Thomas	CEO
Ron James	GM Exploration & Resources Development
Peter Warren	Chief Financial Officer
Phil MacIntyre	GM Chatree Gold Mine
Stephen Promnitz	Corporate Development Manager
Surapol Udompornwirat	VP Akara Mining Limited

Information in this report that relates to geology, drilling, mineralization and Mineral Resource estimates is based on information compiled by Ron James and Mike Garman, employees of the Kingsgate Group who are Competent Persons under the meaning of the JORC Code with respect to the mineralization being reported on. All have given their consent to the Public Reporting of these statements concerning geology, drilling and mineralization

Issued Share Capital

Kingsgate has 88,571,921 ordinary shares on issue at the end of June 2006. There are 3,260,000 unlisted options issued to employees.

Quarterly Share Price Activity

	High	Low	Last
Sep 2003	$4.00	$2.70	$3.88
Dec 2003	$4.25	$3.38	$3.84
Mar 2004	$3.98	$3.25	$3.76
Jun 2004	$3.90	$3.32	$3.51
Sep 2004	$3.59	$2.92	$3.00
Dec 2004	$3.40	$2.35	$2.45
Mar 2005	$2.75	$2.05	$2.26
Jun 2005	$2.98	$2.02	$2.84
Sep 2005	$3.75	$3.08	$3.72
Dec 2005	$4.67	$3.55	$4.60
Mar 2006	$6.45	$4.55	$6.44
Jun 2006	$6.80	$3.74	$5.14

Kingsgate Consolidated (ASX:KCN) is part of the S&P/ASX 200 Index.

Registered Office

Kingsgate Consolidated Limited
Suite 801, Level 8
14 Martin Place
Sydney NSW 2000, Australia
Phone (61 2) 8256 4800
Fax (61 2) 8256 4810
Email info@kingsgate.com.au
Website www.kingsgate.com.au

Share Registry

Security Transfer Registrars Pty Ltd
770 Canning Highway
Applecross WA 6953

PO Box 535
Applecross WA 6953

Phone (61 8) 9315 0933
Fax (61 8) 9315 2233
Email registrar@securitytransfer.com.au

Please direct shareholding enquiries to the share registry

APPENDIX - A

Gold Hedging Positions as at 30 June 2006

Kingsgate has hedge positions in place that provide price protection for 141,500 ounces of gold over the next two fiscal years and provide price caps for 58,780 ounces of gold. These represent 8% and 3% respectively of Ore Reserves as at 30 September 2005. The Company has significant exposure to spot gold prices in the medium term.

Average annual amounts remaining will be:

2006/07	58,500 ozs	US$317/oz
2007/08*	280 ozs*	US$360/oz*

* Pre delivered in July 2006

Detailed Positions

		2006/07	2007/08	Total
Put Options Purchased				
US$ denominated	'000oz	73.4	22.5	22.5
ENRP (average)	US$/oz	306	330	330
A$ denominated	'000oz	31.5	14	14.0
ENRP (average)	A$/oz	570	570	570
Call Options Sold (no barriers)				
US$ denominated	'000oz	-	0.3	0.3
Strike price (average)	US$/oz	-	360	360
Call Options Sold (with barriers)				
US$ denominated	'000oz	58.5	-	58.5
Strike price (average)	US$/oz	317	-	317
Barriers (average)	US$/oz	302	-	302
Total Gold Hedged	'000oz	141.5		
Total Commitment (no barriers)	'000oz	0.3		
Total Committed (with barriers) (2)	'000oz	58.5		
Total Committed (all hedges) (3)	'000oz	58.8		

(1) ENRP (Estimated Net Realisable Price) is after making allowance for gold lease fees. All puts have no lease rate exposure.

(2) When active, the barrier on the call option is triggered by a single trade at or below the respective barrier level, with all associated ounce commitments knocked out. If gold trades below relevant US$ barriers after 15 March 2005, the remaining call options with barriers will be cancelled and the committed ounces with barriers will reduce to zero.

(3) Put options are not committed ounces and do not form part of the Total Committed ounces.

(4) There was a negative mark to market valuation of US$16.9 million for the hedge book based on a spot price of US$602/oz and an exchange rate of US$0.74 on 30 June 2006.

APPENDIX - B

A - A EAST PROSPECTS DRILLING RESULTS - (Intercepts with Au assays > 10g metres)

Hole No.	Easting Local_A	Northing Local_A	Azimuth Local_A	Dip (degrees)	Hole Depth (m)	From (m)	To (m)	Interval (m)*	Au (g/t)
3293RC	5296	20426	270	-55	240.00	88.00	90.00	2.00	5.53
					and	196.00	200.00	4.00	7.50
3290RC	5189	20368	270	-55	245.00	68.00	75.00	7.00	4.13
1997RD	5227	20340	270	-55	202.30	128.00	132.00	4.00	2.69
					and	151.00	154.60	3.60	5.03
5059RC	5213	20317	270	-55	210.00	142.00	152.00	10.00	5.47
3296RC	5160	20230	270	-55	255.00	49.00	60.00	11.00	1.57
					and	113.00	121.00	8.00	1.58
					and	173.00	194.00	21.00	2.23
					incl.	**173.00**	**177.00**	**4.00**	**7.30**
5359RC	5078	20124	259	-55	140.00	16.00	24.00	8.00	3.56
					and	84.00	89.00	5.00	4.31
5358RC	5067	20074	259	-55	132.00	21.00	26.00	5.00	5.41
3299RC	5213	19926	90	-55	231.00	96.00	107.00	11.00	2.34
					and	148.00	153.00	5.00	2.09
3300RC	5209	19902	90	-55	153.00	9.00	15.00	6.00	6.25
					and	98.00	105.00	7.00	2.16
					and	141.00	150.00	9.00	4.17
2974RDext	5215	19875	90	-55	370.10	135.00	143.00	8.00	4.34
					and	320.00	322.00	2.00	8.60
5298RC	5216	19825	259	-55	102.00	61.00	66.00	5.00	4.60
3302RD	5226	19800	90	-57	371.20	27.00	33.00	6.00	3.06
					and	135.00	138.00	3.00	3.08
					and	274.00	283.80	9.80	1.96
5297RC	5267	19773	259	-55	135.00	33.00	38.00	5.00	3.80
5308RC	5054	19774	259	-55	65.00	5.00	16.00	11.00	2.14
					and	32.00	36.00	4.00	3.11
					and	39.00	43.00	4.00	5.93
5295RC	5266	19674	259	-55	126.00	23.00	42.00	19.00	6.41

*Intersections may not be true width

C PROSPECT DRILLING RESULTS - (Intercepts with Au assays > 10g metres)

Hole No.	Easting Local_C	Northing Local_C	Azimuth Local_C	Dip (degrees)	Hole Depth (m)	From (m)	To (m)	Interval (m)*	Au (g/t)
5230RC	6316	1776	0	-90	102.00	54.00	63.00	9.00	6.24
5292DD	6265	1865	0	-90	58.30	14.50	21.10	6.60	2.86
					and	38.00	46.00	8.00	2.37
5312DD	6287	1792	0	-90	87.80	63.00	74.00	11.00	16.86

*Intersections may not be true width

J PROSPECT DRILLING RESULTS - (Intercepts with Au assays > 10g metres)

Hole No.	Easting Local_C	Northing Local_C	Azimuth Local_C	Dip (degrees)	Hole Depth (m)	From (m)	To (m)	Interval (m)*	Au (g/t)
5355RC	5133	1665	90	-55	80.00	2.00	7.00	5.00	5.63
					and	10.00	12.00	2.00	7.15
5283RC	5182	1510	90	-55	150.00	55.00	64.00	9.00	3.65

*Intersections may not be true width

S PROSPECT DRILLING RESULTS - (Intercepts with Au assays > 10g metres)

Hole No.	Easting Local_C	Northing Local_C	Azimuth Local_C	Dip (degrees)	Hole Depth (m)	From (m)	To (m)	Interval (m)*	Au (g/t)
5229RC	6935	1781	90	-55	258.00	96.00	100.00	4.00	8.40

*Intersections may not be true width

QUARTERLY REPORT

Kingsgate Consolidated Limited

For the three months ended

31 DECEMBER 2006

Production Highlights

Gold Produced	
31 December 2006	25,206 oz
30 September 2006	21,019 oz
31 December 2005	40,094 oz
Cash Operating Cost	
31 December 2006	US$413 /oz
30 September 2006	US$393 /oz
31 December 2005	US$174 /oz
Average Gold Price Received	
31 December 2006	US$560 /oz
30 September 2006	US$413 /oz
31 December 2005	US$343 /oz
Average Spot Gold Price	
31 December 2006	US$612 /oz
30 September 2006	US$621 /oz
31 December 2005	US$481 /oz

Securities

As at 31 December 2006	
Ordinary shares	90,430,392
Unlisted options	3,660,000



Chief Mine Geologist, Suphanit Suphananathi, overlooking Chatree Main C/H Pit.

Key Points

- **New mining leases expected to be granted during next half year.**
- **Quarterly Gold Production 25,206 ounces.**
- **Cash Costs of US$413/oz due to low grade areas in pit.**
- **Cash costs per tonne treated remain low as forecast.**
- **Thai subsidiary selldown complete.**
- **Goldstar investment sold for $9 million profit.**

Overview

Chatree Gold Mine

- Quarterly cash costs were US$413 per gold ounce, similar to the September Quarter, due to short-term lower-than-anticipated head grades. Underlying mining costs per tonne treated remained low at budgeted levels.
- Quarterly gold production was 25,206 ounces.
- High plant throughput rates of 2.4Mtpa continued, exceeding design.
- High grade intersections persist beneath the main H pit, including 7m @ 10.4g/t gold and 6m @ 11.1g/t gold.
- Drill results at H West indicate near-surface open pit potential extending the main H pit. Results include 14m @ 2.1g/t and 6m @ 4.4g/t gold.
- Reported political disturbances in Thailand had no impact on mine operations.

Development

- Ausenco's lump sum estimate for the proposed plant expansion will be finalised next month. The expansion, scheduled for completion in the December Quarter 2008, will increase production to 300,000 ounces of gold.
- The details of a US$100 million debt package provided by Thai banks are expected to be finalised soon to fully fund the expansion.

Mining Leases

- Final meetings were held on the Environmental Impact Assessment for the Chatree North mining leases with its approval anticipated soon. This will be a key milestone, after which the granting of the mining leases should be dominantly procedural.

Exploration

- Negotiations continued on surface access to key regional exploration targets away from Chatree and are expected to be resolved by the end of next Quarter.

Corporate

- Total cash on hand was $8.5 million (US$6.8 million), with borrowing facilities drawn to $20 million (US$16 million).
- Only 38,700 ounces of hedges remain, with the Company unhedged by June.
- Kingsgate's investment in Goldstar Resources NL (ASX: GDR) was sold in December 2006 for $13 million, representing a 350% return and over $9.4 million in profit after tax. Cash was received in January 2007.

Gavin Thomas

Gavin Thomas, CEO

25 January 2007

Kingsgate Consolidated Limited
ABN 42 000 837 472
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia
Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Chatree Gold Mine

PRODUCTION COSTS

Cash costs for the Quarter are US$413 per ounce gold with total production costs of US$496 per ounce.

The increase in cash costs to US$413 per ounce, similar to the September Quarter, was a direct result of gold grade remaining low at 1.5 g/tonne. Underlying mining costs per tonne treated remain low by global standards, similar to the June Quarter.

The low gold grades were a result of only two pits operating with flexibility reduced to blend different grade ores. This will persist until the new mining leases are granted. The gold grade at the recently developed A Pit will increase in a few months time once higher grade sections are reached.

Once Chatree North mining leases become available, more flexible mine scheduling can overcome short term grade issues as the grade increases to in excess of 2 g/t for at least two years as new pits are opened in oxide ore.

Production costs, on a unit basis, have remained low in comparison with the global gold industry due to the availability of grid power, minimal expatriate workforce and a "Buy Thai" materials sourcing policy, which provides a comparative cost advantage.

OPERATIONAL PERFORMANCE

Production at Chatree for the Quarter was 25,206 ounces due to a head grade of 1.5 g/t. Lower grades have persisted due to the lack of flexibility to blend from a range of open pits.

The December Quarter mill throughput was 600,000 tonnes, an annual rate of 2.4 million tonnes per annum. This high throughput rate has now been proven to be feasible with a continuous 7 months of production at this rate, well above nameplate, and from predominantly hard ore.

At Chatree North, mining continued during the Quarter on the hill of A Pit.

SAFETY AND ENVIRONMENT

Chatree remains the safest gold mine in the world, based on Kingsgate's assessment of publicly available data. The world-class safety and environmental record continued with over 8.5 million hours worked at Chatree with only one Lost Time Incident (LTI) covering the period of the initial construction of the mine and over 5 years of mining operations. Since the one LTI was recorded, nearly 6.5 million hours have been worked over nearly 4 years. In addition, there have been no reportable environmental incidents during the life of the mine and it remains in compliance.

FORECAST

Forecast production for the financial year to end June 2007 has been reduced to 90,000 to 100,000 ounces gold. This is based on the Chatree North mine leases being granted during that time.

Higher grade material in excess of 2 g/t gold will be immediately available once the leases are granted, and is expected to continue at that increased grade for a couple of years.


Gold Poured ('000 oz)
Cash Cost (US$/oz)
Gold Poured ozs
Total Cash Cost
60
50
40
30
20
10
0
420
350
280
210
140
70
0
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05
Jun 05
Sep 05
Dec 05
Mar 06
Jun 06
Sep 06
Dec 06

Chatree Mine	Units	Dec 06 Quarter	Sep 06 Quarter	Dec 05 Quarter
Waste Mined	bcm	881,581	1,010,712	1,510,538
Ore Mined	bcm	180,294	168,126	168,600
Waste to Ore Ratio		4.9	6.0	9.0
Ore Mined	tonnes	462,378	424,081	466,287
Ore Treated	tonnes	599,443	609,668	498,480
Head Grade	Au g/t	1.5	1.2	2.8
	Ag g/t	11.7	7.8	17.0
Gold Recovery	%	90.2	88.8	90.9
Gold Poured	ounces	25,206	21,019	40,094
Silver Poured	ounces	88,292	69,412	131,517

Cost Category *	Dec 06 Qtr US$/oz Gold	Sep 06 Qtr US$/oz Gold	Dec 05 Qtr US$/oz Gold
Direct Mining Expense	434	408	183
Refining and Transport	2	2	2
By-product Credit	(36)	(35)	(24)
Cash Operating Cost	400	375	161
Royalty	13	18	13
Total Cash Cost	413	393	174
Depreciation/Amortisation	83	64	27
Total Production Cost	496	457	201

** Gold Institute Revised Standard for Reporting Production Costs.*

Kingsgate reports unit costs in accordance with the Gold Institute Standard. Silver is accounted for as a byproduct at Chatree whereby revenues from silver are deducted from operating costs in the calculation of cash costs per ounce. The Total Cash of future production at Chatree will fluctuate due to changing grade, throughput, strip ratio and recovery outcomes.

Chatree North Development Project

Ausenco's agreed lump sum amount to expand the plant is being finalised over the next month in conjunction with mine site personnel. Based on current information, construction is anticipated to be completed and the plant commissioned in the December Quarter of 2008. Chatree's production rate would increase to approximately 300,000 ounces of gold and 2,000,000 ounces of silver. The Company will enter into an EPC contract with Ausenco, subject to approval of the Chatree North mining leases.

The expansion is planned to be fully financed by a 38 Billion Thai Baht (US$100 million) debt package provided by Thai banks. The details of this debt facility are being negotiated at present.

The approval of the Environmental Impact Assessment for Chatree North, expected soon, will be a vital stage in the approval of the mining leases. Prior to the final approval of the mining leases by the Thai Minister of Industry, a number of procedural issues need to be resolved including approval by the Forestry Commission to allow mining in a small area of forestry land which falls in the lowest classification of forestry land.

It is anticipated all procedural issues can be resolved soon, within this financial year.


A Pit
C-H Pit
Upgraded gold zones
H West
H Pit

Newly upgraded gold zones at H West next to main C-H pit. Near-surface mineralisation is being drill tested for potential production. (Chatree North) 'A' Pit in background)

Exploration drilling during the December Quarter was comprised of infill drilling on a number of prospects, testing areas within the Chatree mine area that were considered prospective, broad spaced drilling to test coincident geochemical and geophysical anomalies and testing various areas of proposed infrastructure including waste dumps. None of the results reported below have been previously reported.

CHATREE MINE AREA

D and S Prospects

Drilling around D and S Prospects produced a number of significant results but did not add substantially to the resources. See Appendix A for results.

H West Prospect

Drilling at H West to test a different structural interpretation for the mineralisation was in the early stages at the end of the Quarter with 2 holes returning significant results and appearing to confirm the new interpretation (see diagrammatic sections on following page). This drilling has the potential to convert resources at H West into an economic reserve. This would occur by reducing the waste to ore strip ratio due to mineralised structures having a shallower dip than previously interpreted. Drilling continues to confirm the new interpretation and additional drilling is underway. Significant intersections from H West Prospect drilling include:

H WEST PROSPECT HIGHLIGHT DRILL RESULTS

Hole No	From (m)	To (m)	Interval (m)*	Au (g/t)
3362RC	12.00	18.00	6.00	4.39
	72.00	86.00	14.00	2.10
3363RC	35.00	37.00	2.00	7.58

** Intersections may not be true width*

H Pit / H Prospect:

Drilling in the deeper parts of H Prospect has been done to infill some areas below the original pit design to check on the economic viability of a cut-back to access additional mineralisation. An assessment of the results is in progress. Significant intersections from H Prospect drilling include:

H PROSPECT HIGHLIGHT DRILL RESULTS

Hole No	From (m)	To (m)	Interval (m)*	Au (g/t)
5630RC	41.00	51.00	10.00	2.02
	55.00	62.00	7.00	2.57
5636RC	1.00	20.00	19.00	2.14
5541RC	75.00	82.00	7.00	10.42
5590RC	1.00	7.00	6.00	11.12
5591RC	5.00	13.00	8.00	2.82
5497RC	20.00	42.00	22.00	1.35
5498RC	0.00	6.00	6.00	5.24
5500RC	18.00	25.00	7.00	1.87
	30.00	40.00	10.00	1.66
5582RC	9.00	12.00	3.00	9.36
5589RC	45.00	61.00	16.00	1.63

** Intersections may not be true width. Holes drilled from Pit floor.*


Immediately available
for mining
once leases are granted
Available for mining
after ground preparation
A Pit
Q Pits

Ken Grobs, Mining Manager, overlooking Chatree North A Pit and areas available for immediate mining and stripping once mining leases are granted

Diagrammatic cross sections through H West Prospect and H Pit at Chatree Mine


NW
5300mE
5400mE
5500mE
SE
100m RL
0m RL
-100m RL
H West
H Pit

Newly upgraded gold zones at H West next to the main H pit.
Yellow areas define potential ore zones for near-term production.


NW
SE
100m RL
0m RL
-100m RL
H Pit

High grade zones continue beneath the main H pit.
Intercepts include 6m @ 11.1g/t in a parallel section.


NW
5300mE
5400mE
5500mE
SE
100m RL
0m RL
-100m RL
H West
H Pit

A – A East Pit:

Limited additional drilling was undertaken on the A – A East Prospect area during the Quarter to infill and test extensions to known mineralisation. Significant intersections from A – A East Prospect drilling include:

A PROSPECT HIGHLIGHT DRILL RESULTS				
Hole No	From (m)	To (m)	Interval (m)*	Au (g/t)
3314RD	139.00	140.60	1.60	12.50
3503RC	48.00	55.00	7.00	2.19
3399RD	190.00	194.40	4.40	2.48
5644RC	39.00	44.00	5.00	3.40
5645RC	2.00	17.00	15.00	2.23

* Intersections may not be true width

Mars North Prospect

Drilling to provide sufficient data for a resource estimate on the Mars North area was completed. Results indicate about 13,000 ounces gold, in the inferred resource category. Significant intersections from Mars North Prospect drilling

MARS NORTH PROSPECT HIGHLIGHT DRILL RESULTS				
Hole No	From (m)	To (m)	Interval (m)*	Au (g/t)
5556RC	12.00	16.00	4.00	3.35
5509RD	61.00	66.00	5.00	2.56

* Intersections may not be true width

CHATREE AREA

J Prospect:

A few additional holes were drilled in J Prospect (west of Chatree Mine) to test geochemically anomalous zones not previously tested. Significant additional drilling is still required in this area. See Appendix A for results.

T Prospect:

Additional drilling was undertaken on T Prospect (south of D Pit) to test coincident geochemical and geophysical anomalies. Only minor gold intersections were returned. However, the structural setting in one area appears favourable and it is associated with a broad zone of low grade mineralisation which justifies additional drilling.

REGIONAL EXPLORATION – THAILAND

Much of the land in the granted SPL's is controlled by the Department of Forestry. Permits to undertake drilling in these areas are being processed. Once the permits are approved drilling will commence immediately. The remaining 51 Special Prospecting Licence Applications (SPLA's) have been reviewed and passed by the Mineral Act Committee. Only the final stage of signing by the Minister is pending.

Detailed geological mapping is being undertaken on some of the highest priority regional prospects prior to drill testing.

Air Core drilling has commenced on granted SPL's in areas not controlled by the Department of Forestry and has already identified a new area of covered gold mineralisation located approximately 7km from Chatree Gold Mine. This gold mineralisation is associated with silicified rhyolitic and andesitic tuffs. The best intercept is 10m @ 0.86 g/t Au including 3m @ 1.58 g/t Au from 21 metres.

In-house ground IP and resistivity surveys are in progress. A resistivity high is coincident with mapped silicification and gold mineralised zones in one regional prospect about 30km from Chatree.


North
Priority
Target
Area
Q
Pits
A
Pit
A East
Pit
K West
Pit
K East Pit
Mars North
"Chatree"
Mine
T Prospect
J
Prospect
Reference
1 Kilometre
CHATREE
MINING LEASE

Aerial photograph of Chatree Mine area showing drillhole locations for significant intersections tabulated in Exploration section.

FINANCE

At 31 December 2006, the group had net cash on hand of $8.5 million (US$6.8 million). The Company also has in place a revolving credit facility drawn to $20 million (US$16 million) with four participating banks.

No shares were bought back by the Company during the Quarter.

GOLD HEDGE POSITION

Kingsgate delivered gold into the spot market and its hedge positions during the December Quarter. The Company's aim is to increase exposure to the future spot gold price.

Hedge commitments outstanding at 31 December 2006 were 38,700 ounces of gold. The entire hedge delivery schedule is outlined as follows:

Scheduled Gold Hedge Deliveries Remaining	
Spot deferred	12,663 oz @ US$317 per oz
March Quarter 2007	13,000 oz @ US$318 per oz
June Quarter 2007	13,000 oz @ US$318 per oz

The average cash price received by Kingsgate for gold sales in the December Quarter was US$560/oz, compared with an average spot price of US$612/oz. The lower realized price was impacted by the delivery of gold sales into out-of the-money hedge positions.

The Kingsgate Group had no foreign exchange currency hedging in place at the date of this report and is not exposed to any margin calls from hedge counterparties.

There was a negative mark to market valuation of A$15.7 million for the hedge book based on a spot price of US$634/ oz and an exchange rate of US$0.79 on 31 December 2006.

All remaining positions are deemed to be either "effective or ineffective hedges" and are reflected dominantly in the Company's balance sheet. The Company continues to aggressively deliver into its hedge book via Quarterly deliveries with a view to eliminating commitments by the end of the current financial year in June 2007. A summary of the Company's gold and silver sales is tabulated below:

Category	Units	Dec 06 Quarter	Sep 06 Quarter	Dec 05 Quarter
Average Prevailing Spot Gold Price	US$/oz	612	621	489
Av. Cash Price received (on Gold Production)	US$/oz	560	413	343
Gold Sold	Ounces	23,371	22,338	40,921
Silver Sold	Ounces	79,5146	69,976	136,391
Revenue from Metal Production	US$M	14.1	10.0	15.1

SELLDOWN / DIVESTMENT

Kingsgate successfully fulfilled its Thai ownership obligations on 23 November 2006 for its Thai subsidiary, Akara Mining Limited, as required by the Thai Board of Investment ("BOI") through the issue of new shares in Akara to Thai interests, namely Empire Asia Co. Ltd ("Thai Interest"). This represents the first part of a two step process to ensure Akara and its shareholders share in the long term benefits of operating Thailand's largest gold mine. The second step in the process is the proposed initial public offering ("IPO") of Akara on the Stock Exchange of Thailand ("SET"). It is expected that the IPO would be launched within the next 18 months to 3 years. Empire Asia Co., Ltd is a private Company registered in Thailand and wholly owned by Thai national shareholders. The Company was established by a group of prominent Thai business persons as an investment company.

At the same time, Kingsgate announced that it had appointed TMB Macquarie Securities (Thailand) Ltd to arrange a Baht 3.8 billion (~US$100 million) debt financing to fund the development of the Chatree North mining lease and expansion of the current processing facilities. Credit committee endorsement has been obtained from a major Thai bank. Akara is now finalising the debt facility, including obtaining board approvals, completion of technical due diligence, legal documentation and satisfaction of all Condition Precedents with major Thai banks. The arrangement of the debt facility is expected to be completed in line with Akara's planned development of the Chatree North mining lease. The facility will become available when the new mine leases are granted.

To meet the BOI ownership obligation, Akara issued new non-transferable shares that resulted in the Thai Interest acquiring a ~52% stake in Akara. These additional shares carry with them certain rights, including a predetermined dividend and limited voting privileges that provide a financial return to the Thai Interest. This transaction allows Kingsgate shareholders to maintain their existing economic interest and management control in Akara.

Akara received approvals from the Ministry of Commerce for the transaction and confirmation on the fulfilment of Thai ownership obligations from the BOI.

This structure complies with current laws and new proposed changes, as they are currently understood. Voting rights of the Thai investors may change in about two years time. However, the new foreign ownership laws mentioned in press releases on 9th Jan 2007 are still being drafted and require promulgation.

Kingsgate will continue to remain as the operator of the Chatree Gold Mine. However, the Thai Interest has been granted the right to representation on the board of Akara, which will be in addition to the current appointees from Kingsgate. Through this new representation, the Thai Interest will be able to share their valuable business experience in Thailand and will assist Kingsgate in maximizing the returns from developing Chatree.

GOLDSTAR INVESTMENT

Kingsgate's total investment in Goldstar Resources NL (ASX: GDR) was sold to UK based investors in December 2006 for $13 million. This represents a 350% return on the investment in under 18 months, with the Company booking over $9.4 million in profit after tax. Proceeds of the sale were received in early January 2007.

Kingsgate will continue to seek growth opportunities outside of Thailand, focused on gold projects and companies in South East Asia, Australia and South America. However, the focus will remain on Thailand until the new leases are granted.



Official Opening and traditional Thai Buddhist blessing of new Bangkok Office for Akara Mining.

NEW BANGKOK OFFICE OPENED

Akara Mining Limited opened a new Bangkok Office in a high rise office building on Sathorn Road in the heart of the CBD. The official opening ceremony occurred on 14th December 2006 at sunrise, with five Buddhist monks blessing the office. Mine management, office staff, Kingsgate management and new Thai investors were present.

The new office represents part of a move to strengthen the Company's presence in Bangkok.



Board of Directors

Ross Smyth-Kirk
Chairman

John Falconer
Non-Executive Director

Peter McAleer
Non-Executive Director

Company Secretary

Peter Warren

Senior Management Team

Gavin Thomas
Chief Executive Officer

Phil MacIntyre,
Chief Operating Officer & General Manager, Akara Mining Limited

Stephen Promnitz,
Corporate Development Manager

Peter Warren
Chief Financial Officer

Ron James
General Manager, Exploration & Resources Development

Registered Office

Kingsgate Consolidated Limited
Suite 801, Level 8,
14 Martin Place
Sydney NSW 2000, Australia
Phone: 61 2) 8256 4800
Facsimile: (61 2) 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Issued Share Capital

Kingsgate has 90,430,392 ordinary shares on issue at the end of December 2006.

There are 3,660,000 unlisted options issued to employees.

Quarterly Share Price Activity

Kingsgate Consolidated (ASX: KCN) is part of the S&P/ASX 200 Index.

Quarter	High	Low	Last
December 2003	$4.25	$3.38	$3.84
March 2004	$3.98	$3.25	$3.76
Jun 2004	$3.90	$3.25	$3.76
September 2004	$3.59	$2.92	$3.00
December 2004	$3.40	$2.35	$2.45
March 2005	$2.75	$2.05	$2.26
June 2005	$2.98	$2.02	$2.84
September 2005	$3.75	$3.08	$3.72
December 2005	$4.67	$3.55	$4.60
March 2006	$6.45	$4.55	$6.44
June 2006	$6.80	$3.74	$5.14
September 2006	$5.39	$4.15	$4.59
December 2006	$4.65	$3.65	$4.20

Share Registry

Security Transfer Registrars Pty Ltd
770 Canning Highway,
Applecross WA 6953.
PO Box 535,
Applecross WA 6953.
Phone: (61 8) 9315 2333.
Facsimile: (61 8) 9315 2233.
Email: registrar@securitytransfer.com.au

All direct shareholding enquiries to the share registry, please.

A - A EAST PROSPECTS DRILLING RESULTS - (Intercepts with Au assays > 10g.metres)									
Hole No.	Easting Local A	Northing Local A	Azimuth Local A	Dip (degrees)	Hole Depth (m)	From (m)	To (m)	Interval (m)*	Au (g/t)
3314RD	5270	20080	90	-60	284.50	139.00	140.60	1.60	12.50
3503RC	5217	20004	270	-55	120.00	48.00	55.00	7.00	2.19
3399RD	5497	19776	90	-58	280.50	190.00	194.40	4.40	2.48
5644RC	5073	19699	152	-55	117.00	39.00	44.00	5.00	3.40
5645RC	5048	19699	152	-55	130.00	2.00	17.00	15.00	2.23
3502RD	5213	19677	90	-62	362.50	14.00	16.00	2.00	5.05
3393RD	5465	19626	90	-58	319.00	187.80	189.00	1.20	8.95
3500RD	5255	19477	90	-60	230.00	136.00	140.00	4.00	2.68

* Intersections may not be true width

D PROSPECT DRILLING RESULTS - (Intercepts with Au assays > 10g.metres)									
Hole No.	Easting Local C	Northing Local C	Azimuth Local C	Dip (degrees)	Hole Depth (m)	From (m)	To (m)	Interval (m)*	Au (g/t)
3548RC	7385	1889	270	-65	140.00	110.00	114.00	4.00	2.73
3553RC	7206	1592	90	-50	105.00	75.00	81.00	6.00	4.60

* Intersections may not be true width

H PROSPECT DRILLING RESULTS - (Intercepts with Au assays > 10g.metres)									
Hole No.	Easting Local H	Northing Local H	Azimuth Local H	Dip (degrees)	Hole Depth (m)	From (m)	To (m)	Interval (m)*	Au (g/t)
5630RC	828	6419	90	-80	115.00	41.00	51.00	10.00	2.02
						55.00	62.00	7.00	2.57
5631RC	793	6346	270	-82	125.00	35.00	47.00	12.00	1.31
5634RC	878	6303	90	-63	40.00	19.00	29.00	10.00	1.44
5636RC	891	6252	90	-61	40.00	1.00	20.00	19.00	2.14
5638RC	878	6417	0	-90	85.00	25.00	38.00	13.00	1.10
5641RC	933	6387	0	-90	51.00	43.00	45.00	2.00	6.62
5541RC	863	6179	270	-62	90.00	75.00	82.00	7.00	10.42
5590RC	810	6278	0	-90	96.00	1.00	7.00	6.00	11.12
5591RC	880	6152	270	-77	60.00	5.00	13.00	8.00	2.82
5478RD	844	6303	0	-90	178.70	12.00	20.00	8.00	1.20
5479RD	868	6169	0	-90	215.10	2.00	13.00	11.00	1.56
5480RC	875	6135	0	-90	44.00	16.00	22.00	6.00	2.12
5496RC	823	6346	0	-90	80.00	57.00	63.00	6.00	1.86
5497RC	866	6395	270	-62	72.00	20.00	42.00	22.00	1.35
5498RC	828	6370	270	-76	93.00	0.00	6.00	6.00	5.24
5499RC	834	6321	0	-90	102.00	20.00	30.00	10.00	1.74
5500RC	855	6277	270	-60	60.00	18.00	25.00	7.00	1.87
						30.00	40.00	10.00	1.66
5534RC	903	6331	0	-90	115.00	88.00	90.00	2.00	6.18
5582RC	977	6390	0	-90	45.00	9.00	12.00	3.00	9.36
5589RC	809	6396	0	-90	100.00	45.00	61.00	16.00	1.63
5482RC	629	5402	270	-55	84.00	1.00	7.00	6.00	2.31

* Intersections may not be true width

All holes except 5482RC have been drilled from within C-H Pit

H WEST PROSPECT DRILLING RESULTS - (Intercepts with Au assays > 10g.metres)									
Hole No.	Easting Local H	Northing Local H	Azimuth Local H	Dip (degrees)	Hole Depth (m)	From (m)	To (m)	Interval (m)*	Au (g/t)
3562RC	659	5830	90	-60	90.00	12.00	18.00	6.00	4.39
						72.00	86.00	14.00	2.10
					Incl.	**73.00**	**75.00**	**2.00**	**7.73**
3563RC	709	5829	90	-60	63.00	35.00	37.00	2.00	7.58

* Intersections may not be true width

J PROSPECT DRILLING RESULTS - (Intercepts with Au assays > 10g.metres)									
Hole No.	Easting Local C	Northing Local C	Azimuth Local C	Dip (degrees)	Hole Depth (m)	From (m)	To (m)	Interval (m)*	Au (g/t)
5625RC	4981	1335	90	-55	78.00	3.00	13.00	10.00	1.60

* Intersections may not be true width

MARS NORTH PROSPECT DRILLING RESULTS - (Intercepts with Au assays > 10g.metres)									
Hole No.	Easting Local C	Northing Local C	Azimuth Local C	Dip (degrees)	Hole Depth (m)	From (m)	To (m)	Interval (m)*	Au (g/t)
5556RC	7295	2485	270	-55	60.00	12.00	16.00	4.00	3.35
5509RD	7318	2290	90	-55	77.00	61.00	66.00	5.00	2.56

* Intersections may not be true width

S PROSPECT DRILLING RESULTS - (Intercepts with Au assays > 10g.metres)									
Hole No.	Easting Local C	Northing Local C	Azimuth Local C	Dip (degrees)	Hole Depth (m)	From (m)	To (m)	Interval (m)*	Au (g/t)
3535RC	6909	1690	90	-55	200.00	169.00	176.00	7.00	2.69
					Incl.	**172.00**	**174.00**	**2.00**	**5.20**
3539RC	6896	1590	90	-55	130.00	95.00	97.00	2.00	5.16

* Intersections may not be true width

RECEIVED
2007 JUL 10 A 10:50
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Kingsgate
Consolidated Limited

31 January 2007

Via ASX Online
(1 page)

The Manager
Announcements
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir or Madam,

EXPIRY OF OPTIONS

We advise that 60,000 unlisted employee options (exercise price $3.93, expiry date 29 January 2007, KCNAU) expired without being exercised.

Yours Faithfully,

Peter Warren
Company Secretary
KINGSGATE CONSOLIDATED LIMITED

Kingsgate Consolidated Limited
(ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Kingsgate
Consolidated Limited

20 February 2007

Via ASX Online
(18 pages)

FOR PUBLIC RELEASE

The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Dear Sir or Madam,

HALF YEARLY FINANCIAL REPORT

We enclose the Half-yearly Financial Report for the period ended 31 December 2006.

Yours Faithfully,

Peter Warren
Company Secretary
KINGSGATE CONSOLIDATED LIMITED

Kingsgate Consolidated Limited
(ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

KINGSGATE CONSOLIDATED LIMITED

ABN 42 000 837 472

HALF-YEAR FINANCIAL REPORT

FOR THE SIX MONTHS ENDED

31 DECEMBER 2006

CONTENTS **PAGE**

This interim financial report does not include all notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the Annual Report for the year ended 30 June 2006 and any public announcements made by Kingsgate Consolidated Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporation Act 2001.

Kingsgate Consolidated Limited
ABN 42 000 837 472

Appendix 4D
Half Year Report
For the 6 months ended 31 December 2006

Results for Announcement to the Market

				$'000
Revenue from ordinary activities	**up**	**12.9%**	**to**	**40,928**
Profit from ordinary activities after tax attributable to members	**down**	**45.4%**	**to**	**3,547**
Net profit for the period attributable to members	**down**	**45.4%**	**to**	**3,547**

Dividends / distributions	Amount per security	Franked amount per security
Interim dividend		
- current reporting period	**Nil**	**n/a**
- previous reporting period	5.0¢	nil
Final dividend		
- previous reporting period	5.0¢	nil

Current Reporting Period: **6 months ended 31 December 2006**
Previous Corresponding Reporting Period: 6 months ended 31 December 2005

DIRECTORS' REPORT

The Directors of Kingsgate Consolidated Limited present their report for the half year ended 31 December 2006.

DIRECTORS

The following persons were Directors of Kingsgate Consolidated Limited during the whole of the half year and up to the date of this report:

Ross Smyth-Kirk, BCom, CPA, FFin (Chairman)
John Falconer, FCA, FFin
Peter McAleer, B Com , BL

REVIEW OF OPERATIONS

Operational Performance

Gold production during the half year was 46,225 ounces, a decrease of 37.6% on the half year to 31 December 2005. This was largely due to lower gold grade of 1.5 g/t gold compared to 2.8 g/t gold in the previous half year. The low gold grade was the result of only two pits operating with flexibility reduced to blend different grade ores. This will persist until the new mining leases are granted. However, a new mineralised zone immediately west of the H pit within the Chatree mine lease has been identified and this is likely to add to ore production. The gold grade at the recently developed A pit will increase in a few months time and can be explored once the Chatree North mining leases are granted and higher grade sections are reached.

The Company has an excellent safety and environmental record with the milestone 8.5 million man-hours worked at Chatree with only one Lost Time Injury (LTI). Chatree remains the safest gold mine in the world, based on Kingsgate's assessment of publicly available data. The world-class safety and environmental record continued with no LTIs at the Chatree mine (or in exploration) during the half year and there were no reportable environmental incidents. The company remains in compliance with its environmental requirements.

Financial Results

Net profit after tax was $3.5 million for the half year compared with $6.5 million in the previous corresponding period, a decrease of 46%.

During the period the Company's entire shareholding in Goldstar Resources NL was disposed of and a gain of $9.4 million was realised.

Unit cash costs per ounce increased to US$404 from US$175 per ounce as a result of the lower gold grade mined. Total production costs increased to US$ 479/oz from US$ 279/oz, a reduction of 72%. While spot gold prices increased to an average of US$617/oz during the half year, the cash realized price was US$488/oz, up from US$348/oz, as a result of lower strike prices from hedge commitments. Exploration expenditure in South America of $1.6 million was expensed during the half year.

Cash outflow from operating activities during the half year was $6.5 million with $14.8 million invested in plant, exploration activities and land access. Net cash on hand at 31 December 2006 was $8.6 million. The Company has fully drawn $23.3 million under its revolving credit facility.

The Company has gold hedge commitments outstanding at 31 December 2006 of 38,663 ounces, with a negative mark to market valuation of A$15.7 million.

Selldown/Divestment

Kingsgate successfully fulfilled its Thai ownership obligations on 23 November 2006 for its Thai subsidiary, Akara Mining Limited, as required by the Thai Board of Investment ("BOI") through the issue of new shares in Akara to Thai interests, namely Empire Asia Co. Ltd ("Thai Interest"). This represents the first part of a two step process to ensure Akara and its shareholders share in the long term benefits of operating Thailand's largest gold mine. The second step in the process is the proposed initial public offering ("IPO") of the Company's Thai operating interests on the Stock

Exchange of Thailand ("SET"). It is expected that the IPO would be launched within the 18 months to 3 years. Empire Asia Co., Ltd is a private Company registered in Thailand and wholly owned by Thai national shareholders. The Company was established by a group of prominent Thai business persons as an investment company.

Exploration

Exploration drilling during the period was comprised of infill drilling on a number of prospects plus testing areas within the Chatree mine area that were considered prospective or for infrastructure.

Immediately adjacent to the operating H pit, the H West prospect has demonstrated increased potential to convert resources to reserves which would extend the current mine life.

In regional exploration areas, much of the land in the granted 51 exploration licenses (SPL's) is controlled by the Department of Forestry. Permits to undertake drilling are being processed. Once the permits are approved drilling will commence. The remaining 44 exploration license applications (SPLA's) near Chatree have been reviewed and passed by the Mineral Act Committee. Only the final stage of signing by the Minister is pending. Air Core drilling has commenced on granted SPL's in areas not controlled by the Department of Forestry.

In South America, Kingsgate has scaled back exploration activities in Peru, Chile and in Argentina.

Dividends

Your directors have considered it prudent not to declare an interim dividend, given the continuing delays in the granting of the Chatree North mining leases. This decision will be revisited at the time of the granting of the Chatree North mine leases and at the end of the financial year.

Outlook

The company forecast production for the year to 30 June 2007 is 90,000 to 100,000 ounces of gold. This is based on the Chatree North mine leases being granted during that time.

Higher grade material in excess of 2 g/t gold will be immediately available once the Chatree North leases are granted, and is expected to continue at that increased grade.

Auditors independence declaration

A copy of the auditors' independence decalartion as required under section 307C of the Corporations Act 2001 is set out on page 5.

ROUNDING OF AMOUNTS TO NEAREST THOUSAND DOLLARS

The company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities and Investment Commission, relating to the "rounding off" of amounts in the directors' report and financial report. Amounts in the directors' report and financial report have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of the Directors.

ROSS SMYTH-KIRK Sydney 20 February 2007
Chairman

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditor's Independence Declaration

As lead auditor for the review of Kingsgate Consolidated Limited for the half year ended 31 December 2006, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and

b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Kingsgate Consolidated Limited and the entities it controlled during the period.

Marc Upcroft
Partner
PricewaterhouseCoopers

Sydney
20 February 2007

Consolidated Income Statement
For the half year ended 31 December 2006

	Note	Half Year	
		2006	2005
		$'000	$'000
Revenue from continuing operations		**31,541**	36,266
Other revenue		**9,387**	-
Revenue from ordinary activities		**40,928**	36,266
Changes in inventories of finished goods and work in progress		**1,324**	2,662
Direct costs of mining and processing		**(24,205)**	(19,811)
Employee benefits expense		**(4,466)**	(3,956)
Depreciation and amortisation expenses		**(4,630)**	(3,996)
Finance costs expense		**(965)**	(465)
Exploration expensed		**(1,630)**	(1,517)
Foreign exchange gains / (losses)		**122**	52
Other expenses from ordinary activities		**(2,931)**	(2,732)
Profit from ordinary activities before related income tax expense		**3,547**	6,503
Income tax expense		**-**	-
Net profit attributable to members of Kingsgate Consolidated Limited		**3,547**	6,503
		Cents	Cents
Basic earning per share	11	**4.0**	7.6
Diluted earnings per share	11	**4.0**	7.6

The above consolidated income statement should be read in conjunction with the accompanying notes.

Consolidated Balance Sheet
As at 31 December 2006

	Note	31 December 2006 $'000	30 June 2006 $'000
Current assets			
Cash and cash equivalents		**8,561**	10,391
Receivables		**19,321**	1,398
Inventories		**7,782**	6,656
Other assets		**1,880**	2,751
Total current assets		**37,544**	21,196
Non-current assets			
Mine property, plant and equipment		**129,075**	122,922
Available-for-sale financial assets		**21,863**	20,385
Other assets		**2,335**	94
Total non-current assets		**153,273**	143,401
Total assets		**190,817**	164,597
Current liabilities			
Borrowings		**21,000**	-
Payables		**7,701**	8,948
Provisions		**1,535**	1,162
Derivative financial instruments		**15,672**	23,138
Total current liabilities		**45,908**	33,248
Non-current liabilities			
Borrowings		**2,358**	-
Provisions		**3,309**	3,292
Derivative financial instruments		**-**	49
Total non-current liabilities		**5,667**	3,341
Total liabilities		**51,575**	36,589
Net assets		**139,242**	128,008
Equity			
Contributed equity	4	**101,046**	92,091
Reserves	5	**(20,381)**	(23,629)
Retained profits		**58,577**	59,546
Total equity		**139,242**	128,008

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated Statement of Changes in Equity
For the half year ended 31 December 2006

	Note	Half Year	
		2006	2005
		$'000	$'000
Total Equity at the beginning of the half-year		**128,008**	121,229
Adjustment on adoption of AASB 132 and AASB 139:			
Retained profits		-	(3,109)
Reserves		-	(24,475)
Available-for-sale financial assets		**(2,959)**	2,712
Changes in fair value of cash flow hedges		**7,220**	(4,808)
Changes in fair value of exchange differences on translation of foreign operations		**(1,319)**	5,611
Employee share options		**303**	179
Net income recognised directly in equity		**3,245**	(23,890)
Profit for the half-year		**3,547**	6,503
Total recognised income and expense for the year		**6,792**	(17,387)
Transactions with equity holders in their capacity as equity holders:			
Contribution of equity, net of transaction costs	4	**8,955**	437
Shares brought back on-market and cancelled	4	-	(1,269)
Dividends paid	6	**(4,513)**	(4,286)
		4,442	(5,118)
Total equity at the end of the half-year		**139,242**	98,724

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated Cash Flows Statement
For the half year ended 31 December 2006

	Half Year	
	2006	2005
	$'000	$'000
Cash flows from operating activities		
Receipts from customers	**28,697**	33,657
Payments to suppliers and employees	**(34,686)**	(27,013)
	(5,989)	6,644
Interest received	**119**	550
Borrowing costs	**(626)**	(465)
Net cash inflow from operating activities	**(6,496)**	6,729
Cash flows from investing activities		
Payments for exploration and land	**(9,026)**	(10,104)
Payments for property, plant and equipment	**(4,720)**	(4,829)
Payments for available-for-sale financial asset	**(1,120)**	(2,399)
Net cash outflow from investing activities	**(14,865)**	(17,332)
Cash flows from financing activities		
Payment of dividends	**(3,744)**	(3,849)
Proceeds from borrowings	**23,358**	-
Payments for shares brought back	**-**	(1,260)
Share issue and buy back transaction costs	**-**	(9)
Net cash outflow from financing activities	**19,614**	(5,118)
Net decrease in cash held	**(1,747)**	(15,721)
Cash at the beginning of the reporting period	**10,391**	32,119
Effects of exchange rate changes on cash	**(83)**	340
Cash at the end of the reporting period	**8,561**	16,738

The above consolidated cash flows statement should be read in conjunction with the accompanying notes.

Notes to the Consolidated Financial Statements
For the half year ended 31 December 2006

1. Basis of preparation of the half year report

This general purpose financial report for the interim half year reporting period ended 31 December 2006 has been prepared in accordance with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2006 and any public announcements made by Kingsgate Consolidated Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

2. Consolidated segment information

Business segments
The Group operated primarily in one business segment being gold mining and exploration.

Secondary reporting – Geographical segments

	Half Year	
	2006	2005
	$'000	$'000
Sales to external customers - Asia Pacific	**31,541**	36,266
Other revenue	**9,387**	-
	40,928	36,266
Segment results:		
Asia Pacific	**5,177**	8,070
South America	**(1,630)**	(1,567)
	3,547	6,503

3. Profit for the half-year

Profit for the half-year includes the following items that are unusual because of their nature, size or incidence

	Half Year	
	2006	2005
	$'000	$'000
Gains		
Gain on sale of available for sale financial asset	**9,387**	-

Notes to the Consolidated Financial Statements
For the half year ended 31 December 2006

4. Contributed equity

	Half Year		Half Year	
	2006 Shares	2005 Shares	2006 $'000	2005 $'000
Issue of ordinary shares during the half-year:				
Shares brought back on-market and cancelled	-	(376,167)	-	(1,269)
Andean Resources Limited takeover offer	1,667,861	-	8,186	-
Dividend reinvestment plan	170,990	139,912	769	437
	1,838,851	(236,255)	8,955	(832)

The on-market buyback continues at the date of this report.

5 Reserves

	Half Year	
	31 December 2006 $'000	31 December 2005 $'000
Foreign currency translation reserve	**1,050**	(4,893)
General reserve	**1,026**	1,026
Available-for-sale investment revaluation reserve	**(3,914)**	2,712
Hedging reserve	**(19,612)**	(29,283)
Share-based payments reserve	**1,069**	289
	(20,381)	(30,149)

Foreign currency translation reserve
Exchange differences arising on translation of foreign controlled entities are taken to the foreign currency translation reserve.

General reserve
Pursuant to Thailand law, Akara Mining Limited appropriated to a reserve fund at each distribution of dividends, an amount equal to one-twentieth of the profit after tax until the reserve fund reached one-tenth of its registered capital. The reserve fund is now equal to one-tenth of the registered share capital of Akara Mining Limited.

Available-for-sale investment revaluation reserve
Changes in the fair value of investments classified as available-for-sale financial assets are taken to the available-for-sale investment revaluation reserve.

Hedging reserve
The hedging reserve is used to record unrealised gains and losses on effective hedging instruments.

Share-based payments reserve
The share-based payments reserve is used to recognise the fair value of options issued but not exercised.

Notes to the Consolidated Financial Statements
For the half year ended 31 December 2006

6. Dividends

	Half Year	
	31 December 2006 $'000	31 December 2005 $'000
Dividends paid in cash or satisfied by the issue of shares under the dividend reinvestment plan during the half year		
Paid in cash	**3,744**	3,849
Satisfied by the issue of shares	**769**	437
	4,513	4,286

Record date	Payment date	Type	Amount per security in cents	Total dividend $'000	Franked amount per security in cents	Foreign sourced dividend per security in cents
21 September 2006	3 October 2006	Final	5.0	4,513	Nil	5.0
21 April 2006	28 April 2006	Interim	5.0	4,290	Nil	5.0
9 September 2005	27 September 2005	Final	5.0	4,286	Nil	5.0

7. Contingent Liability

The Group had contingent liabilities at 31 December 2006 in respect of cross guarantees given by Kingsgate Consolidated Limited's controlled entities to four banks in the US$16.0 million revolving credit facility as part of the security package.

The facility is secured by a first ranking charge over the Group's Australian assets and a share mortgage over Akara Mining Limited's shares.

Notes to the Consolidated Financial Statements
For the half year ended 31 December 2006

8. Events occurring after reporting date

There are no matters or circumstances which have arisen since 31 December 2006 that have significantly affected or may significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in financial periods subsequent to 31 December 2006.

9. Controlled entities acquired or disposed of

There were no controlled entities acquired or disposed of during the half year.

10. Net tangible asset per security

	31 December 2006	31 December 2005
Net tangible asset backing per ordinary share: $/share	1.69	1.54

11. Earnings per share

	Half Year 2006	2005
	Cents	Cents
Basic earnings per share	4.0	7.6
Diluted earnings per share	4.0	7.6
	$'000	$'000
Net profit used to calculate basic and diluted earnings per share	3,547	6,503
	Number	Number
Weighted average number of shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	87,835,041	85,788,992
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	87,947,747	85,822,922

DIRECTORS' DECLARATION

In the Directors' opinion:

(a) the financial statements and notes set out on pages 2 to 12 are in accordance with the *Corporations Act 2001*, including:

(i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance, as represented by the results of its Operations, changes in equity and its cash flows, for the half year ended on that date.

(b) there are reasonable grounds to believe that Kingsgate Consolidated Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

ROSS SMYTH-KIRK
Chairman

Sydney
20 February 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent review report to the members of Kingsgate Consolidated Limited

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Kingsgate Consolidated Limited:

- does not give a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of the Kingsgate Consolidated Group (defined below) as at 31 December 2006 and of its performance for the half-year ended on that date, and
- is not presented in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the directors' declaration for the Kingsgate Consolidated Group (the consolidated entity), for the half-year ended 31 December 2006. The consolidated entity comprises both Kingsgate Consolidated Limited (the Company) and the entities it controlled during that half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements. For further explanation of a review, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and its performance as represented by the results of its operations, changes in equity and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

- inquiries of company personnel, and
- analytical procedures applied to financial data.

Our procedures include reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

Marc Upcroft
Partner

Sydney
20 February 2007

bakersteel
capital managers

Fax To: Australian Stock Exchange

Attention: Company Announcements Office

Fax No: 00 612 9241 7620

No. of pages: (including cover) 4

Date: 20-02-07

Sender: Tino Isnardi

In the event of any query, please call the sender on +44 (0)20 7389 0009

Dear Sir,

Please find enclosed completed Form 603 Notice of Initial Substantial Holder relating to our group holding in Kingsgate Consolidated Ltd.

A copy has also been sent directly to the company.

Please advise if you have any queries regarding this notice.

Regards,

T. Isnard.

Baker Steel Group, 86 Jermyn Street, London SW1Y 6JD
Telephone: +44 (0)20 7389 0009 Facsimile: +44 (0)20 7389 8222 www.bakersteelcap.com

+44 20 7389 8222

RECEIVED

Form 603

2007 JUL 10 A 10:51

Corporations Act 2001
Section 671B

FICE OF INTERNATIONAL CORPORATE FINANCE

Notice of initial substantial holder

To Company Name / Scheme: Kingsgate Consolidated Ltd

ACN/ARSN:

1. Details of substantial holder (1)

Name: BAKER STEEL CAPITAL MANAGERS LLP (CLIENTS OF AND ASSOCIATED OR CONNECTED PARTIES)

ACN/ARSN (if applicable):

The holder became a substantial holder on 20/02/2007

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Shares	5,493,180	5,493,180	6.07%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Genus Dynamic Gold Fund	Beneficial Holder	ordinary / 2,233,980
CF Ruffer Baker Steel Gold Fund	Beneficial Holder	ordinary / 2,019,800
RIT Capital Partners PLC	Beneficial Holder	ordinary / 532,600
Select Gold Fund	Beneficial Holder	ordinary / 706,800

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Genus Dynamic Gold Fund	HSBC Custody Nominees (Australia) Ltd	as previous column	ordinary / 2,233,980
CF Ruffer Baker Steel Gold Fund	National Nominees Ltd	as previous column	ordinary / 2,019,800
RIT Capital Partners PLC	National Nominees Ltd	as previous column	ordinary / 532,600
Select Gold Fund	Citibank Pty Ltd	as previous column	ordinary / 706,800

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9) Cash	Non-cash	Class and number of securities
refer to schedule 1 attached				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Genus Dynamic Gold Fund	discretionary mandate of investment manager
CF Ruffer Baker Steel Gold Fund	discretionary mandate of investment manager
CF Ruffer Baker Steel Gold Fund	discretionary mandate of investment manager
Select Gold Fund	discretionary mandate of investment manager

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
for all entities listed...	c/o Baker Steel Capital Managers LLP
	86 Jermyn Street, London, SW1Y 6JD

Signature

print name	Tino Isnardi	capacity	Head of Trading
sign here	T. Isnardi	date	20/02/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:
(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and
(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).
See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

SCHEDULE 1

Holder of relevant interest	Date of acquisition	Consideration Cash	Non-cash	Class and number of securities	
Genus Dynamic Gold Fund	12-Feb-07	155,080	n/a	ordinary /	40,038
CF Ruffer Baker Steel Gold Fund	12-Feb-07	89,885	n/a	ordinary /	23,208
RIT Capital Partners PLC	12-Feb-07	24,352	n/a	ordinary /	6,287
Select Gold Fund	12-Feb-07	66,571	n/a	ordinary /	17,187
Genus Dynamic Gold Fund	09-Feb-07	399,156	n/a	ordinary /	105,361
CF Ruffer Baker Steel Gold Fund	09-Feb-07	231,395	n/a	ordinary /	61,079
RIT Capital Partners PLC	09-Feb-07	62,669	n/a	ordinary /	16,542
Select Gold Fund	09-Feb-07	171,617	n/a	ordinary /	45,300
Genus Dynamic Gold Fund	07-Feb-07	371,727	n/a	ordinary /	96,140
CF Ruffer Baker Steel Gold Fund	07-Feb-07	215,493	n/a	ordinary /	55,733
RIT Capital Partners PLC	07-Feb-07	58,361	n/a	ordinary /	15,094
Select Gold Fund	07-Feb-07	159,826	n/a	ordinary /	41,336
Genus Dynamic Gold Fund	06-Feb-07	107,758	n/a	ordinary /	28,473
CF Ruffer Baker Steel Gold Fund	06-Feb-07	62,472	n/a	ordinary /	16,507
RIT Capital Partners PLC	06-Feb-07	16,917	n/a	ordinary /	4,470
Select Gold Fund	06-Feb-07	46,349	n/a	ordinary /	12,247
Genus Dynamic Gold Fund	05-Feb-07	244,034	n/a	ordinary /	64,610
CF Ruffer Baker Steel Gold Fund	05-Feb-07	141,477	n/a	ordinary /	37,457
RIT Capital Partners PLC	05-Feb-07	38,314	n/a	ordinary /	10,144
Select Gold Fund	05-Feb-07	104,960	n/a	ordinary /	27,789
Genus Dynamic Gold Fund	02-Feb-07	305,525	n/a	ordinary /	79,378
CF Ruffer Baker Steel Gold Fund	02-Feb-07	177,122	n/a	ordinary /	46,018
RIT Capital Partners PLC	02-Feb-07	47,970	n/a	ordinary /	12,463
Select Gold Fund	02-Feb-07	131,408	n/a	ordinary /	34,141
Genus Dynamic Gold Fund	04-Jan-07	594,673	n/a	ordinary /	140,670
CF Ruffer Baker Steel Gold Fund	04-Jan-07	482,959	n/a	ordinary /	114,244
RIT Capital Partners PLC	04-Jan-07	104,794	n/a	ordinary /	24,789
Select Gold Fund	04-Jan-07	72,446	n/a	ordinary /	17,137
Genus Dynamic Gold Fund	02-Jan-07	523,539	n/a	ordinary /	120,370
CF Ruffer Baker Steel Gold Fund	02-Jan-07	425,181	n/a	ordinary /	97,756
RIT Capital Partners PLC	02-Jan-07	92,255	n/a	ordinary /	21,211
Select Gold Fund	02-Jan-07	63,775	n/a	ordinary /	14,663
Select Gold Fund	07-Nov-06	251,321	n/a	ordinary /	62,600
CF Ruffer Baker Steel Gold Fund	30-Oct-06	189,531	n/a	ordinary /	45,000
Select Gold Fund	30-Oct-06	63,177	n/a	ordinary /	15,000
CF Ruffer Baker Steel Gold Fund	11-Oct-06	173,087	n/a	ordinary /	40,000
Select Gold Fund	11-Oct-06	121,161	n/a	ordinary /	28,000

Kingsgate
Consolidated Limited

26 February 2007

Via ASX Online
(3 pages)

FOR PUBLIC RELEASE

The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Dear Sir or Madam,

Chatree Mine Upgrade - H West Mineralisation

Drilling within the Chatree Gold Mine Mining Lease continues to upgrade the H West resource, a mineralised zone immediately to the west of the main C-H pit and its extensions.

Significant new intersections from this ongoing drilling program are shown in Table 1 and include the following:

- **9m at 7.86g/t Au** from 58m in hole 3493RC (Figure 2)
- **3m at 19.50g/t Au** from 129m in hole 3700RC

The significance of the H West upgraded mineralized area is that it lies within the Chatree Mine Lease and is highly likely to be a separate open pit. Preliminary pit optimization indicates that the mineralization is economic and pit designs are underway with a view to commence mining as soon as possible. Oxidized ore is expected from early mining, which will complement the existing fresh ore feed from C-H and A Pits.

Ongoing drilling in H West is focusing on mineralization within the Chatree Mining Lease, which currently extends for about 400m in strike. However the mineralization is open to the west beyond the existing Mining Lease.

An additional benefit, should an open pit be developed at H West, is that it will improve the economics of a possible extension to the existing H South pit and as such the potential for deeper mineralization at H South is also being investigated by extending drill holes from H West (Figures 2 and 3).

Interim mineral resources and ore reserves are currently underway.

Yours Faithfully,

Peter Warren
Company Secretary
KINGSGATE CONSOLIDATED LIMITED

Kingsgate Consolidated Limited
(ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Table 1: H WEST & H SOUTH SIGNIFICANT INETRSECTIONS

(intercepts with Au assays > 10gram.metres)

Area	Hole No.	Easting(m) Local_H	Northing(m) Local_H	Azimuth Local_H	Dip (degrees)	Hole Depth (m)	From (m)	To (m)	Interval (m)	Au (g/t)
H West	3700RC	598	6124	90	-60	180.00	42.00	45.00	3.00	3.55
H West							129.00	132.00	**3.00**	**19.50**
H South							166.00	173.00	7.00	2.59
H West	3567RC	682	6080	90	-60	153.00	94.00	96.00	2.00	10.70
H West	3589RC	686	6029	90	-60	126.00	36.00	38.00	2.00	5.51
H West	3593RC	641	6003	90	-60	130.00	88.00	97.00	9.00	2.85
H West	3599RC	575	5954	90	-60	131.00	66.00	74.00	8.00	3.30
H West	3576RC	605	5929	90	-60	87.00	30.00	39.00	9.00	2.93
H South	3590RC	738	5929	90	-60	160.00	143.00	148.00	5.00	4.14
H South	3595RC	676	5928	90	-60	180.00	166.00	172.00	6.00	3.68
H South	3704RC	808	5927	90	-60	120.00	75.00	82.00	7.00	1.81
H West	3598RC	643	5901	90	-60	120.00	91.00	93.00	2.00	5.78
H West	3571RC	699	5878	90	-60	63.00	45.00	47.00	2.00	6.81
H West	3498RC	716	5852	90	-60	84.00	59.00	60.00	1.00	10.90
H West	3562RC	659	5830	90	-60	90.00	12.00	18.00	6.00	4.39
							72.00	86.00	14.00	2.10
H South	3612RC	728	5829	90	-60	160.00	134.00	149.00	15.00	1.41
H West	1853RC	630	5830	90	-60	85.00	21.00	24.00	**3.00**	**17.00**
							54.00	64.00	**10.00**	**9.25**
H West	5081RC	585	5828	90	-60	156.00	47.00	50.00	3.00	6.53
							90.00	94.00	**4.00**	**16.40**
							101.00	106.00	5.00	1.12
H West	3493RC	596	5805	90	-55	150.00	58.00	67.00	**9.00**	**7.86**
H West	1862RC	644	5805	90	-60	204.00	49.00	60.00	**11.00**	**4.74**
H West	5100RD	574	5805	90	-60	160.00	79.00	93.00	14.00	3.25
H West	3488RC	722	5779	90	-55	96.00	84.00	88.00	4.00	2.77
H West	3597RC	683	5752	90	-60	170.00	69.00	84.00	15.00	1.60

Note 1:Intervals may not be true width

Note 2:Highlighting indicates previously reported drilling

Kingsgate Consolidated Limited
(ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au


A Pit
H West
C-H Pit
Section 5805N
Section 5830N
H South
Pit


North
CHATREE
NORTH
MINING LEASE
APPLICATION
Q
Pits
Priority
Target
Area
A
Pit
A East
Pit
K West
Pit
K East Pit
"Chatree"
Mine
T Prospect
Prospect
CHATREE
MINING LEASE


600mE
700mE
800mE
900mE
100m RL
0m RL
-100m RL
14m@3.25g/t Au
4m@1.80g/t Au
H South
Pit
H West
H West
Section 5805N
Figure 2: H West section 5805N showing new drill holes


600mE
700mE
800mE
900mE
100m RL
0m RL
-100m RL
3m@17.0g/t Au
14m@2.10g/t Au
H South
Pit
H West
H West
Section 5830N
Figure 3: H West section 5830N showing new drill holes

Kingsgate
Consolidated Limited

26 February 2007

Via ASX Online
(3 pages)

FOR PUBLIC RELEASE

The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Dear Sir or Madam,

Chatree Mine Upgrade - H West Mineralisation

Drilling within the Chatree Gold Mine Mining Lease continues to upgrade the H West resource, a mineralised zone immediately to the west of the main C-H pit and its extensions.

Significant new intersections from this ongoing drilling program are shown in Table 1 and include the following:

- **9m at 7.86g/t Au** from 58m in hole 3493RC (Figure 2)
- **3m at 19.50g/t Au** from 129m in hole 3700RC

The significance of the H West upgraded mineralized area is that it lies within the Chatree Mine Lease and is highly likely to be a separate open pit. Preliminary pit optimization indicates that the mineralization is economic and pit designs are underway with a view to commence mining as soon as possible. Oxidized ore is expected from early mining, which will complement the existing fresh ore feed from C-H and A Pits.

Ongoing drilling in H West is focusing on mineralization within the Chatree Mining Lease, which currently extends for about 400m in strike. However the mineralization is open to the west beyond the existing Mining Lease.

An additional benefit, should an open pit be developed at H West, is that it will improve the economics of a possible extension to the existing H South pit and as such the potential for deeper mineralization at H South is also being investigated by extending drill holes from H West (Figures 2 and 3).

Interim mineral resources and ore reserves are currently underway.

Yours Faithfully,

Peter Warren
Company Secretary
KINGSGATE CONSOLIDATED LIMITED

Kingsgate Consolidated Limited
(ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Table 1: H WEST & H SOUTH SIGNIFICANT INETRSECTIONS

(intercepts with Au assays > 10gram.metres)

Area	Hole No.	Easting(m) Local_H	Northing(m) Local_H	Azimuth Local_H	Dip (degrees)	Hole Depth (m)	From (m)	To (m)	Interval (m)	Au (g/t)
H West	3700RC	598	6124	90	-60	180.00	42.00	45.00	3.00	3.55
H West							129.00	132.00	**3.00**	**19.50**
H South							166.00	173.00	7.00	2.59
H West	3567RC	682	6080	90	-60	153.00	94.00	96.00	2.00	10.70
H West	3589RC	686	6029	90	-60	126.00	36.00	38.00	2.00	5.51
H West	3593RC	641	6003	90	-60	130.00	88.00	97.00	9.00	2.85
H West	3599RC	575	5954	90	-60	131.00	66.00	74.00	8.00	3.30
H West	3576RC	605	5929	90	-60	87.00	30.00	39.00	9.00	2.93
H South	3590RC	738	5929	90	-60	160.00	143.00	148.00	5.00	4.14
H South	3595RC	676	5928	90	-60	180.00	166.00	172.00	6.00	3.68
H South	3704RC	808	5927	90	-60	120.00	75.00	82.00	7.00	1.81
H West	3598RC	643	5901	90	-60	120.00	91.00	93.00	2.00	5.78
H West	3571RC	699	5878	90	-60	63.00	45.00	47.00	2.00	6.81
H West	3498RC	716	5852	90	-60	84.00	59.00	60.00	1.00	10.90
H West	3562RC	659	5830	90	-60	90.00	12.00	18.00	6.00	4.39
							72.00	86.00	14.00	2.10
H South	3612RC	728	5829	90	-60	160.00	134.00	149.00	15.00	1.41
H West	1853RC	630	5830	90	-60	85.00	21.00	24.00	**3.00**	**17.00**
							54.00	64.00	**10.00**	**9.25**
H West	5081RC	585	5828	90	-60	156.00	47.00	50.00	3.00	6.53
							90.00	94.00	**4.00**	**16.40**
							101.00	106.00	5.00	1.12
H West	3493RC	596	5805	90	-55	150.00	58.00	67.00	**9.00**	**7.86**
H West	1862RC	644	5805	90	-60	204.00	49.00	60.00	**11.00**	**4.74**
H West	5100RD	574	5805	90	-60	160.00	79.00	93.00	14.00	3.25
H West	3488RC	722	5779	90	-55	96.00	84.00	88.00	4.00	2.77
H West	3597RC	683	5752	90	-60	170.00	69.00	84.00	15.00	1.60

Note 1:Intervals may not be true width

Note 2:Highlighting indicates previously reported drilling

Information in this report that relates to geology, drilling, mineralisation is based on information compiled by Ron James and Mike Garman who are Competent Persons under the meaning of the JORC Code with respect to the mineralisation being reported on. These interim estimates are unaudited by an independent expert. All the joint authors of the Mineral Resource Statement are employees of Kingsgate Consolidated Limited and its wholly owned subsidiaries. All have given their consent to the Public Reporting of these statements concerning geology, drilling and mineralisation in this format.


H West
C H Pit
Section 5830N
Section 5805N
H South Pit


North
CHATREE NORTH
MINING LEASE APPLICATION
D Pits
Priority Target Area
A Pit
A East Pit
K West Pit
K East Pit
Mars North
Chatree Mine
T Prospect
Prospect
CHATREE MINING LEASE


100m RL
600mE
700mE
800mE
900mE
0m RL
-100m RL
H West
H South Pit
H West Section 5805N

Figure 2: H West section 5805N showing new drill holes


100m RL
600mE
700mE
800mE
900mE
0m RL
-100m RL
H West
H South Pit
H West Section 5830N

Figure 3: H West section 5830N showing new drill holes

Kingsgate Consolidated Limited
(ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Kingsgate
Consolidated Limited
ABN 42 000 837 472

RECEIVED

2 March 2007

(20 pages including cover)

Manager, Company Announcements
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir,

'Tampa Update' Presentation
2007 BMO Capital Markets Global Resources Conference

Please find attached a 19 page presentation and update about Kingsgate, provided to investors at the BMO Capital Markets Global Resources Conference on 28 February 2007, in Tampa, Florida.

Yours faithfully,
KINGSGATE CONSOLIDATED LIMITED

PETER WARREN
Company Secretary

Kingsgate Consolidated Limited
(ABN 42 000 837 472
Suite 801, Level 8, 14 Martin Place
Sydney NSW 200, Australia

Telephone: 61 2 8256 4800
Facsimile 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Kingsgate
Consolidated Limited

Kingsgate

Consolidated Limited



Tampa Update

Growth & Re-rating

28 February 2007

Kingsgate
Consolidated Limited

Who Is Kingsgate ?

- Key asset - Chatree
- 100-150,000 oz/yr
- 300,000 oz/yr target
- 1.7Moz Reserves
- 3.8Moz Resource
- ASX Listed: KCN
- Mkt Cap: US$300m
- Shares: 90.6m
  +3.3m options


Myanmar
Laos
Rangoon
Chatree
THAILAND
Bangkok
Cambodia
Vietnam
Phuket

Kingsgate Consolidated Limited

Growth

Production

Average 140,000oz/yr

F'cast FY07 100,000oz

Consistent production

Cash cost <US$200/oz 5Yr Av.

2.4mtpa throughput

Expansion

Commission end 2008

Target 300,000oz/yr



FY06
2009

Discoveries

Resource Growth

New major discoveries

0.5-1 Moz/yr resource growth

Chatree size exploration targets

Potential 10 Moz


Kingsgate
Chatree Gold Mine
A Pit, Chatree North
Ultimate Pit Profile
High Grade Underground Development Potential
Main C-H Pit
Processing Plant
2.35 mtpa

Kingsgate Consolidated Limited

Chatree Leases

- Mine leases at Chatree & Chatree Nth; More leases in next half year
- Environ Impact Assessmnt approval imminent; Milestone to lease grant
- Major re-rating of stock should occur
- Lower profit short-term due to lower grade
- Costs controlled per tonne ore processed


North
CHATREE NORTH MINING LEASE APPLICATION
Q Pits
Priority Target Area
A Pit
A East Pit
6 mile
K West Pit
K East Pit
Mars North
"Chatree" Mine
T Prospect
J Prospect
CHATREE MINING LEASE
1 Kilometre
Reference
Granted Mining Lease
Proposed pits, Chatree North
Priority Target Area for potential extensions to existing resources
Recent drillholes
Previous drillholes

Kingsgate
Consolidated Limited

Improving with New Leases

Tight Short Term

Due to low grades 1.5g/t & gold hedge deliveries

- Low grade = fewer ounces & higher unit cash costs
- Limited flexibility in mine to blend grade

Costs Controlled

Costs/tonne processed OK
Low cash costs returning

- Cash costs US$404/oz
- Low Costs/tonne processed
- Mill performance excellent

Better Future

Production increase with new leases & higher grade

- New mine leases:
  - Grade >2g/t
  - Low strip ratios <5:1
  - Unhedged cash flows
  - Cash costs <US$250/oz

Kingsgate
Consolidated Limited

Operational Results



Mill Throughput (Ktpa)
Dec Half 06: 1.2 mtpa
665
2,000
Forecast
01/02
02/03
03/04
04/05
05/06
06/07F



Head Grade (g/t)
Dec Half 06: 1.5 g/t
Future Grades
2.4
F'cast
01/02
02/03
03/04
04/05
05/06
06/07F



Cash Cost & Realised Price (US$/oz)
Dec Half 06: US$404/oz
308
335
385
401
355
206
Forecast
01/02
02/03
03/04
04/05
05/06
06/07F



Gold Production (K'ozs)
Dec Half 06: 46 koz
140.1
Forecast
01/02
02/03
03/04
04/05
05/06
06/07F

Kingsgate Consolidated Limited

Leveraged to Gold Price


127
41
140
120
100
Forecast
59
170
Forecast
04/05
05/06
06/07F
07/08F
Production
Out of Money Hedges

- Unhedged in Jun'07
- Rare for an ASX gold stock to be unhedged this year
- Cashflow benefits come with increased grade from new leases

Kingsgate
Consolidated Limited

Upside in Current Pits

Extension potential to Main Pit at H West

H West: 9m @ 7.86 g/t; 3m @ 19.5 g/t Au



A Pit
H West
C-H Pit
Section 5805N
Section 5830N
H South Pit
600mE
700mE
800mE
900mE
100m RL
0m RL
-100m RL
H West
H South Pit
H West Section 5805N
H West
H South Pit
H West Section 5830N

Higher Grade with Leases

Kingsgate
Consolidated Limited

Higher grades at A Pit with leases granted

Chatree Nth A Pit


Ultimate A Pit shell


Chatree Nth A Pit

~13 Mt @ 2.2-2.5 g/t Au

- Grade & Cashflow improve
- Cash costs return to low levels
- Haul roads in place
- 150-170koz FY07/08


Kingsgate
Consolidated Limited
Chatree North Conceptual Pit
Chatree Nth:
2.7 M oz Resource
1.4Moz Reserve
A Hill
A East
30m @ 16 g/t Au
feeder zone
higher grade underground potential
12m @ 32 g/t Au + 320 g/t Ag

Kingsgate
Consolidated Limited

Socially Responsible

Workplace

World Best Safety Record
>8.5M hrs with only 1 LTI
Awards – Women, Training, Safety
ISO 9001, OHSAS 18001

Environment

Awards – No Environ incidents
Tailings Cyanide levels at Worlds Best Practice ISO14001

Social

Health & Education– schools, water
Community managed funds
3D Models show future land use

"A" Rating RepuTex

Sustainability/ CSR ratings
Only ASX miner with A rating or better – with RIO & BHP

A Model Mine means a Model Future

Kingsgate
Consolidated Limited

Thai Risk Manageable

Thai Politics

Business as Usual

- New govt focused on stabilising economy
- Manageable changes ahead

Thai Investors

Aligned with Kingsgate
Invested in Thai sub.

- Support in Thai subsidiary
- Keen to see growth
- IPO of Thai sub in 18 - 36 months on Thai exchange
- Management control w KCN

Lease delays

EIA sign off imminent
New leases this half yr

- Environmental signoff imminent, then procedural
- Major re-rating of share price to come

Kingsgate Consolidated Limited

Chatree Expansion

Expansion:



- Double output
- >300,000 oz/yr
- >2Moz/yr silver
- 5mtpa plant (+2.7mtpa)
- Add silver circuit (Merrill Crowe)
- Silver recoveries from 45% to >70%
- Ausenco finalising capex & timeframe
- Fully funded by Thai debt (under negotiation)

Growing Resources



Kingsgate
Consolidated Limited
(Moz)
Gold
3.8 Moz Gold, 32 Moz Silver
~1 Moz / yr for 3 yrs
Potential for 5-10 Mozs
4.5 Moz
3.8 Moz
(US$m)
Exploration Expenditure
4
3
2
1
12
9
6
3
2001
2002
2003
2004
2005
FY2006
Additional Mineral Resources
Ore Reserves
Mine Depletion (cumulative)
Annual Exploration Expenditure

Kingsgate Consolidated Limited

Further Resource Growth

- Geophysics shows growth beyond Chatree
- High success rate of discovery
- 65% of geophysical anomalies mineralized
- 14 mile strike length & expanding



Ling Volcanic Complex
14 mile
Chatree Nth
Chatree
Chatree Volcanic Complex

Kingsgate
Consolidated Limited

Regional Prospects

- World class gold province
  - 550 sq.mile expl leases
- 40 prospective targets
- One target:
  Chatree-size Anomaly
- First Mover Advantage
  - Selected best areas



700,000mE
1,825,000mN
1,800,000mN
1,775,000mN
1,750,000mN
Granted
Volcanic centres
Chatree
Pending
70 mile
10 Miles

Kingsgate
Consolidated Limited

Undervalued! All metrics

Valuation
Consensus 30% higher

- Trading ~$4/sh
- Upside:
  - Macquarie $6/share
  - Goldman JBWere $6/share
  - Other Brokers $5 - 9/share

Below Peers
<50% of Peers

- Major Re-rating imminent
- Another Great Asian Miner

Huge Upside
Exploration Growth

- Rapid resource growth
- New drill-ready targets
- World class gold province

Kingsgate
Consolidated Limited

Disclaimer

Forward Looking Statements:

These materials include forward looking statements. Forward looking statements inherently involve subjective judgment & analysis & are subject to significant uncertainties, risks & contingencies, many of which are outside of the control of, & may be unknown to, the company.

Actual results and developments may vary materially from that expressed in these materials. The types of uncertainties which are relevant to the company may include, but are not limited to, commodity prices, political uncertainty, changes to the regulatory framework which applies to the business of the company & general economic conditions. Given these uncertainties, readers are cautioned not to place undue reliance on such forward looking statements.

Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, the company undertakes any obligation to publicly update or revise any of the forward looking statements, changes in events, conditions or circumstances on which any such statement is based.

www.kingsgate.com.au

Kingsgate
Consolidated Limited
ABN 42 000 837 472

9 March 2007

Ms Elizabeth Harris
Adviser
Australian Stock Exchange
Level 8
Exchange Plaza
2 The Explanade
PERTH WA 6000

Dear Elizabeth,

RE: OUR RESPONE TO YOUR QUERY

As per your fax, our responses are as follows;

1. The Company is not aware of any information that has not been announced which could be an explanation for trading in its securities.
2. Not applicable
3. The Company on Friday, 2 March 2007 released to the market a presentation made at the BMO Capital Markets Conference in Tampa, Florida on Wednesday. 28 February 2007 and Prospectors & Developers Association of Canada (PDAC) in Toronto, on Wednesday, 7 March 2007. The presentation contained potential outcomes for the Company should the Chatree North mining leases be granted. The presentation also stated the Company believed the approval of the Environmental Impact Statement for the Chatree North mining leases was imminent. The approval of the Environmental Impact Assessment is still with the Thai bureaucracy and no formal approval has been received by the Company.
4. The Company confirms that it is in compliance with the existing rules, and in particular, existing rule 3.1.

Yours sincerely

Peter Warren
Company Secretary

Suite 801, Level 8
14 Martin Place
Sydney NSW 2000
Australia

Tel: (61 2) 8256 4800
Fax: (61 2) 8256 4810

Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

ASX
AUSTRALIAN SECURITIES EXCHANGE

9 March 2007

Peter Warren
Company Secretary
Kingsgate Consolidated Ltd
Suite 801 Level 8 14 Martin Place
SYDNEY NSW 2000

By Facsimile: (02) 8256 4810

Dear Peter

Kingsgate Consolidated Ltd (the "Company")

RE: PRICE QUERY

We have noted a change in the price of the Company's securities from $3.72 at the close of trading on 1 March 2007 to a high of $4.30 today, Friday 9 March 2007.

In light of the price change, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company ?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by e-mail at elizabeth.harris@asx.com.au or by facsimile on **facsimile number (08) 9221 2020**. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than **5:00 pm WDST today, Friday 9 March 2007.**

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

Elizabeth Harris
<u>Adviser, Issuers (Perth)</u>
Direct Line: (08) 9224 0011

Kingsgate
Consolidated Limited
ABN 42 000 837 472

14 March 2007

(1 page only)

Manager, Company Announcements
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir,

Share Placement to Thai Interests

Kingsgate Consolidated Limited is pleased to announce that on the 14 March 2007 it completed arrangements to place to Thai interests 2.25 million shares at a price of A$4.68 together with one attached option for every share issued (exercisable at A$4.68 on or before 12 months of the date of issue).

Under the terms of the placement agreement the shares will be issued as partly paid shares and will raise A$10,530,000 paid up as follows:

- A$2,500,000 on the date of execution of the placement agreement.
- A$3,000,000 on the date 45 days after the date of execution of the placement agreement.
- A$5,030,000 on the date 90 days after the date of execution of the placement agreement.

The options will vest upon the shares being fully paid.

The purpose of the funds is for general working capital and exploration expenses.

The fund raising has been structured as an exempt offer under Section 708 of the Corporations Act and can be completed within the Company's existing 15% placement capacity under section 7.1 of the ASX Listing Rules.

Yours faithfully,
KINGSGATE CONSOLIDATED LIMITED

PETER WARREN
Company Secretary

Kingsgate Consolidated Limited
(ABN 42 000 837 472
Suite 801, Level 8, 14 Martin Place
Sydney NSW 200, Australia

Telephone: 61 2 8256 4800
Facsimile 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Kingsgate Consolidated Limited

ABN

42 000 837 472

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	a) Partly paid ordinary shares b) Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	a) 2,250,000 b) 2,250,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	a) Paid to $1.11 per share $1.33 per share due on 30 April 2007 $2.24 per share due on 12 June 2007 b) Exercise price $4.68 expiry date 13 March 2008

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	a) No b) N/A a) The shares will rank equally when they are fully paid.
5	Issue price or consideration	a) & b) $4.68 per share (fully paid) together with 1 attached.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	General working capital and exploration expenditure.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 March 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	90,430,392	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	4,910,000 For details please Refer to attachment A	Options over ordinary Shares
		2,250,000	Partly paid shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	a) Participating in proportion with paid up percentage. b) None participating

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Director/Company secretary) Date: 14 March 2007

Print name: Peter Warren

== == == == ==

+ See chapter 19 for defined terms.

ATTACHMENT A

Number and class of all securities not quoted on the ASX (including the securities in clause 2 if applicable)

Number of options	Class
2,560,000	$2.69 to $7.00 expiring 1 April 2010 (KCNAK)
60,000	$3.93 expiring 29 January 2007 (KCNAU)
50,000	$3.00 expiring 26 October 2010 (KCNAY)
30,000	$4.00 expiring 26 October 2010 (KCNAY)
80,000	$5.00 expiring 26 October 2010 (KCNAY)
80,000	$6.00 expiring 26 October 2010 (KCNAY)
25,000	$3.25 expiring 1 August 2010 (KCNAY)
50,000	$4.00 expiring 1 August 2010 (KCNAY)
100,000	$5.00 expiring 1 August 2010 (KCNAY)
100,000	$6.00 expiring 1 August 2010 (KCNAY)
125,000	$7.00 expiring 1 August 2010 (KCNAY)
50,000	$5.50 expiring 1 July 2011 (KCNAZ)
100,000	$6.00 expiring 1 July 2011 (KCNAZ)
100,000	$7.00 expiring 1 July 2011 (KCNAZ)
150,000	$8.00 expiring 1 July 2011 (KCNAZ)
2,250,000	$4.68 expiring 13 March 2008

+ See chapter 19 for defined terms.

Kingsgate
Consolidated Limited
ABN 42 000 837 472

12 April 2007

Via ASX Online (1 page) **FOR PUBLIC RELEASE**

The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Dear Sir or Madam,

Chatree North Mining Leases - Environmental Approval Received

The Environmental Impact Assessment ("EIA") for the Chatree North mining leases received official approval on 11 April 2007.

With the EIA approval in the place, the Company has reached a key milestone and is now well positioned to finalise the grant of the mining leases at Chatree North over the next few months.

The final step involves regulatory approvals by the Department of Primary Industry and Mines and the Forestry Commission, prior to mining lease grant by the Thai Minister of Industry.

The grant of the new leases will allow the mine to resume full production, re-invigorate exploration activity and expand the mine to double output to fully realise the potential of the Chatree North area.

Yours Faithfully,

Gavin Thomas
Chief Executive Officer
KINGSGATE CONSOLIDATED LIMITED

Kingsgate Consolidated Limited (ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: +61 2 8256 4800
Facsimile: +61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Fax To:	Australian Stock Exchange
Attention:	Company Announcements Office
Fax No:	00 612 ~~9341 7620~~ 9227 0334
No. of pages:	(including cover) 4
Date:	17-04-07
Sender:	Tino Isnardi

bakersteel
capital managers

In the event of any query, please call the sender on +44 (0)20 7389 0009

Dear Sir,

Please find enclosed completed Form 604 Notice of Change of Interests of Substantial Holder relating to our group holding in Kingsgate Consolidated Ltd.

A copy has also been sent directly to the company.

Please advise if you have any queries regarding this notice,

Regards,

T. Isnardi.

Baker Steel Group, 86 Jermyn Street, London SW1Y 6JD
Telephone: +44 (0)20 7389 0009 Facsimile: +44 (0)20 7389 8222 www.bakersteelcap.com

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name / Scheme: Kingsgate Consolidated Ltd

ACN/ARSN:

1. Details of substantial holder (1)

Name: BAKER STEEL CAPITAL MANAGERS LLP (CLIENTS OF AND ASSOCIATED OR CONNECTED PARTIES)

ACN/ARSN (if applicable):

There was a change in the interests of the substantial holder on 13/04/2007

The previous notice was given to the company on 20/02/2007

The previous notice was dated 20/02/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's vote	Voting power (5)	Person's vote	Voting power (5)
Ordinary Shares	5,493,180	6.07%	5,226,975	5.78%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
REFER TO SCHEDULE 1 ATTACHED					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities		Person's vote
Genus Dynamic Gold Fund	HSBC Custody Nominees (Australia) Ltd	as previous column	registered holder	ordinary /	2,236,175	2,236,175
CF Ruffer Baker Steel Gold Fund	National Nominees Ltd	as previous column	registered holder	ordinary /	1,880,800	1,880,800
RIT Capital Partners PLC	National Nominees Ltd	as previous column	registered holder	ordinary /	478,000	478,000
Select Gold Fund	Citibank Pty Ltd	as previous column	registered holder	ordinary /	632,000	632,000

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
n/a	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
for all entities listed...	c/o Rareo Steel Capital Managers LLP
	85 Jermyn Street, London, SW1Y 6JD

Signature

print name	Tino Isnardi	capacity	Head of Trading and Operations
sign here		date	17/04/2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:
(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and
(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).
See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

SCHEDULE 1

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
13/04/2007	Genus Dynamic Gold Fund	on market sale	1,584,643.78	ordinary	-277,000
13/04/2007	CF Ruffer Baker Steel Gold Fund	on market sale	1,899,284.22	ordinary	-332,000
13/04/2007	RIT Capital Partners PLC	on market sale	335,235.11	ordinary	-58,600
13/04/2007	Select Gold Fund	on market sale	416,469.55	ordinary	-72,800
10/04/2007	Genus Dynamic Gold Fund	on market sale	355,322.25	ordinary	-74,035
10/04/2007	Genus Dynamic Gold Fund	on market sale	580,725.22	ordinary	-121,000
10/04/2007	CF Ruffer Baker Steel Gold Fund	on market sale	527,932.02	ordinary	-110,000
10/04/2007	RIT Capital Partners PLC	on market sale	167,978.37	ordinary	-35,000
29/03/2007	Genus Dynamic Gold Fund	on market sale	152,197.35	ordinary	-31,770
29/03/2007	CF Ruffer Baker Steel Gold Fund	on market sale	114,974.39	ordinary	-24,000
29/03/2007	RIT Capital Partners PLC	on market sale	110,183.79	ordinary	-23,000
29/03/2007	Select Gold Fund	on market sale	143,717.99	ordinary	-30,000
21/03/2007	Genus Dynamic Gold Fund	on market purchase	230,469.20	ordinary	48,960
21/03/2007	CF Ruffer Baker Steel Gold Fund	on market purchase	195,809.39	ordinary	41,597
21/03/2007	RIT Capital Partners PLC	on market purchase	37,102.91	ordinary	7,882
21/03/2007	Select Gold Fund	on market purchase	16,762.58	ordinary	3,561
20/03/2007	Genus Dynamic Gold Fund	on market purchase	168,822.37	ordinary	36,005
20/03/2007	CF Ruffer Baker Steel Gold Fund	on market purchase	143,385.31	ordinary	30,580
20/03/2007	RIT Capital Partners PLC	on market purchase	27,186.00	ordinary	5,798
20/03/2007	Select Gold Fund	on market purchase	12,270.74	ordinary	2,617
19/03/2007	Genus Dynamic Gold Fund	on market purchase	213,442.42	ordinary	45,605
19/03/2007	CF Ruffer Baker Steel Gold Fund	on market purchase	181,279.81	ordinary	38,733
19/03/2007	RIT Capital Partners PLC	on market purchase	34,376.38	ordinary	7,345
19/03/2007	Select Gold Fund	on market purchase	15,524.37	ordinary	3,317
16/03/2007	Genus Dynamic Gold Fund	on market purchase	401,843.42	ordinary	86,410
16/03/2007	CF Ruffer Baker Steel Gold Fund	on market purchase	341,379.80	ordinary	73,390
16/03/2007	RIT Capital Partners PLC	on market purchase	64,726.80	ordinary	13,915
16/03/2007	Select Gold Fund	on market purchase	29,235.21	ordinary	6,285
15/03/2007	Genus Dynamic Gold Fund	on market purchase	768,622.80	ordinary	168,020
16/03/2007	CF Ruffer Baker Steel Gold Fund	on market purchase	653,643.46	ordinary	142,700
15/03/2007	RIT Capital Partners PLC	on market purchase	123,949.48	ordinary	27,060
15/03/2007	Select Gold Fund	on market purchase	55,974.24	ordinary	12,220
21/02/2007	Genus Dynamic Gold Fund	on market purchase	84,699.66	ordinary	22,000
20/02/2007	Genus Dynamic Gold Fund	on market purchase	382,914.20	ordinary	99,000

Kingsgate
Consolidated Limited
ABN 42 000 837 472

24 April 2007

Via ASX Online
(1 page only)

FOR PUBLIC RELEASE

Manager, Company Announcements
Australian Stock Exchange Limited
Level 4
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

US$10,000,000 Corporate Refinancing Package Completed

Kingsgate Consolidated Limited has completed a US$10,000,000 corporate financing package with Investec Bank (Australia) Limited that provides the Company with greater flexibility beyond its current borrowing arrangements.

The financing package is a combination of debt and equity with US$4 million of the package convertible to equity by way of call options. The Company issued Investec with 1,126,000 two year call options convertible into ordinary shares at a strike price of A$4.55. The call option component of the financing package was negotiated earlier this year in January 2007 when the financing was agreed subject to documentation and existing lender approvals.

The Company is not required to seek shareholder approval for the issue of the call options.

Yours faithfully,
KINGSGATE CONSOLIDATED LIMITED

Peter Warren
Company Secretary

Kingsgate Consolidated Limited
ABN 42 000 837 472
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000, Australia

Telephone: 61 2 8256 4800
Facsimile 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Kingsgate Consolidated Limited

ABN

42 000 837 472

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,126,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Each option is entitle to subscribe for 1 fully paid ordinary share. The exercise price of the option is $4.55 and expiry date is 23 April 2009.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Part of the financing package as announced by the Company on 24 April 2007.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 April 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	90,430,392	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,976,000 For details please Refer to attachment A 2,250,000	Options over ordinary Shares Partly paid shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Director/Company secretary) Date: 24 April 2007

Print name: Peter Warren

== == == == ==

+ See chapter 19 for defined terms.

ATTACHMENT A

Number and class of all securities not quoted on the ASX (including the securities in clause 2 if applicable)

Number of options	Class
2,560,000	$2.69 to $7.00 expiring 1 April 2010 (KCNAK)
50,000	$3.00 expiring 26 October 2010 (KCNAY)
30,000	$4.00 expiring 26 October 2010 (KCNAY)
80,000	$5.00 expiring 26 October 2010 (KCNAY)
80,000	$6.00 expiring 26 October 2010 (KCNAY)
25,000	$3.25 expiring 1 August 2010 (KCNAY)
50,000	$4.00 expiring 1 August 2010 (KCNAY)
100,000	$5.00 expiring 1 August 2010 (KCNAY)
100,000	$6.00 expiring 1 August 2010 (KCNAY)
125,000	$7.00 expiring 1 August 2010 (KCNAY)
50,000	$5.50 expiring 1 July 2011 (KCNAZ)
100,000	$6.00 expiring 1 July 2011 (KCNAZ)
100,000	$7.00 expiring 1 July 2011 (KCNAZ)
150,000	$8.00 expiring 1 July 2011 (KCNAZ)
2,250,000	$4.68 expiring 13 March 2008
1,126,000	$4.55 expiring 23 April 2009

+ See chapter 19 for defined terms.

RECEIVED

2007 JUL 10 A 10:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Kingsgate
Consolidated Limited
ABN 42 000 837 472

30 April 2007

Via ASX Online
(9 pages including cover letter)

FOR PUBLIC RELEASE

The Manager, Company Announcements
Australian Stock Exchange Limited
Level 4
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

Quarterly Report Ended 31 March 2007

We enclose the Quarterly Report on activities for three (3) month period ended 31 March 2007.

Yours sincerely,

Peter Warren
Company Secretary
KINGSGATE CONSOLIDATED LIMITED

Suite 801, Level 8
14 Martin Place
Sydney NSW 2000
Australia

Tel: (61 2) 8256 4800
Fax: (61 2) 8256 4810

Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Kingsgate Consolidated Limited

QUARTERLY REPORT

For the three months ended

31 MARCH 2007

Production Highlights

Gold Produced	
31 March 2007	21,805 oz
31 December 2006	25,206 oz
31 March 2006	30,435 oz
Cash Operating Cost	
31 March 2007	US$436 /oz
31 December 2006	US$413 /oz
31 March 2006	US$260 /oz
Average Gold Price Received	
31 March 2007	US$317 /oz
31 December 2006	US$560 /oz
31 March 2006	US$395 /oz
Average Spot Gold Price	
31 March 2007	US$643 /oz
31 December 2006	US$612 /oz
31 March 2006	US$557 /oz

Securities

As at 31 March 2007	
Ordinary shares	90,430,392
Unlisted partly paid shares	2,250,000
Unlisted options	5,850,000



Mine Geologist, Owin Phongphanga, at Chatree North A pit

Gavin Thomas, CEO

30 April 2007

Kingsgate Consolidated Limited
ABN 42 000 837 472
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia
Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Key Points

- **Environmental Approval (EIA) granted - a key milestone for Chatree North mining leases**
- **Quarterly Gold Production 21,805 ounces**
- **Cash Costs US$436/oz due to low grade feed**
- **New discoveries at H West within Chatree leases**
- **$10.53 million placement to Thai investors**
- **Kingsgate unhedged by June 2007.**

Overview

Chatree Gold Mine

- Cash costs were US$436 per gold ounce for the Quarter, similar to the last half year, due to low grade ore feed to the plant. Underlying costs per tonne treated remain low at similar levels to the previous year.
- Low grades are expected to persist until new mining leases are granted at Chatree North.
- Quarterly gold production was 21,805 ounces.
- High processing plant throughput rates equal to 2.4Mtpa have continued for 10 months.
- H West was defined as a new extension to the operating H pit and will be integrated into the operation in the coming months. Drilling continues with results up to 9m @ 7.9 g/t Au. Nearby extensions to this mineralisation at J Prospect show encouraging intersections up to 5m @ 23.0 g/t Au.

Development

- The planned expansion to 5 million tonnes per annum or approximately 300,000 ounces gold per year is still scheduled for completion in the December Quarter 2008. Although final costs are still being determined with Ausenco, the detailed design for preliminary works has commenced.

Mining Leases

- The Environmental Impact Assessment ("EIA") for the Chatree North mining leases received official approval on 11 April 2007. The EIA granting is a key milestone reached.
- The Company is now well positioned to finalise the grant of the mining leases at Chatree North over the coming months.

Exploration

- The robustness of the A Pit mineralisation was reinforced with infill drilling results up to 13m @ 6.5 g/t Au. The new K Central prospect, immediately south of the A Pit, continues to show promise for a further open cut with results including 20m @ 3.2 g/t and 6m @ 8.0g/t Au.
- Access to key regional exploration targets for drill testing is nearing completion.

Corporate

- Gold sales will be unhedged by June 2007 with only 15,000 ounces remaining.
- Total cash on hand was A$12.9 million (US$10.5 million) with debt facilities of US$16 million drawn to US$13 million.
- A strategic placement of 2.25 million shares with an attached option at $4.68 per share to Thai interests was announced on 14 March 2007. All funds will be available in June 2007.
- A subordinated debt facility for US$10 million was completed in April.

PRODUCTION COSTS

Cash costs for the Quarter are US$436 per ounce gold with total production costs of US$514 per ounce.

Cash costs remain high, similar to the previous half year, a direct result of low mill feed gold grades of 1.2 g/tonne. Underlying mining costs per tonne treated remain low by global standards, due mainly to grid electrical power for the plant, a small expatriate workforce and the sourcing of most warehouse items in Thailand.

Low gold grades are due to the mine operating out of only two pits which has reduced the flexibility to blend ore of different grade. This is likely to persist until new pits are opened within the new mining leases at Chatree North which will provide more flexible mine scheduling increasing the gold grade to in excess of 2g/t.


Gold Poured ('000 oz)
Quarterly Gold Production & Cash Costs
Total Cash Cost (US$/oz)
Gold Poured oz
Total Cash Cost
0 10 20 30 40 50 60
0 100 200 300 400 500

PRODUCTION PERFORMANCE

Production at Chatree for the Quarter was 21,805 ounces due to a head grade of 1.2 g/t.

The March Quarter mill throughput was 592,800 tonnes. This is equal to an annual throughput rate of 2.4 million tonnes per annum, which has been maintained since June 2006, above nameplate capacity. Gold recoveries remained solid at 91%, slightly higher than the previous half.

At Chatree North, mining continued during the Quarter on the hill of A Pit.

SAFETY AND ENVIRONMENT

Chatree continues to be the safest gold mine in the world, based on Kingsgate's assessment, although reliable data is limited. The world-class safety and environmental record continued with nearly 7 million hours worked without a Lost Time Incident (LTI). Over 9 million hours has been worked at Chatree with only one LTI which includes the mine construction period and over 5 years of mining operations. In addition, there have been no reportable environmental incidents during the life of the mine and it remains in compliance.

This safety and environmental record demonstrates the commitment to continual improvement in productivity and sustainability to deliver industry best practice.

Chatree Mine	Units	Mar 07 Quarter	Dec 06 Quarter	Mar 06 Quarter
Waste Mined	bcm	1,181,080	881,581	1,256,428
Ore Mined	bcm	151,595	180,294	192,483
Waste to Ore Ratio		7.8	4.9	6.5
Ore Mined	tonnes	387,959	462,378	513,522
Ore Treated	tonnes	592,821	599,443	505,445
Head Grade	Au g/t	1.2	1.51	2.0
	Ag g/t	9.6	11.7	12.6
Gold Recovery	%	91.0	90.2	90.7
Gold Poured	ounces	21,805	25,206	30,435
Silver Poured	ounces	75,521	88,292	115,682

Cost Category*	Mar 07 Qtr US$/oz Gold	Dec 06 Qtr US$/oz Gold	Mar 06 Qtr US$/oz Gold
Direct Mining Expense	463	434	280
Refining and Transport	2	2	3
By-product Credit	(46)	(36)	(38)
Cash Operating Cost	419	400	245
Royalty	17	13	15
Total Cash Cost	436	413	260
Depreciation/Amortisation	78	83	40
Total Production Cost	514	496	300

*Gold Institute Revised Standard for Reporting Production Costs

Kingsgate reports unit costs in accordance with the Gold Institute Standard. Silver is accounted for as a by-product at Chatree whereby revenues from silver are deducted from operating costs in the calculation of cash costs per ounce. The Total Cash of future production at Chatree will fluctuate due to changing grade, throughput, strip ratio and recovery outcomes.

FORECAST

Production for the financial year to end June 2007 is anticipated to be at the lower end of the previously announced range of 90,000 to 100,000 ounces gold.

Guidance for the following financial year 2007/08 is in the range of 130,000 to 150,000 ounces gold, depending on the final timing of the grant of the new mining leases at Chatree North.

Chatree North Development Project

CHATREE NORTH MINING LEASES

The Environmental Impact Assessment ("EIA") for the Chatree North mining leases received official approval on 11 April 2007. With the EIA approval in the place, the Company has reached a key milestone and is now well positioned to finalise the grant of the mining leases at Chatree North over the coming months.

The final step involves regulatory approvals by the Department of Primary Industry and Mines and the Forestry Commission, prior to mining lease grant by the Thai Minister of Industry.

The grant of the new leases will allow the mine to resume full production, re-invigorate exploration activity and expand the mine to double output to fully realise the potential of the Chatree North area.

CHATREE NORTH EXPANSION PROJECT

Kingsgate will enter into an EPC contract soon with Ausenco, subject to the final grant of the new mining leases at Chatree North. The planned mill expansion to 5 million tonnes per annum is still scheduled for completion in the December Quarter 2008, when the gold production rate will increase to approximately 300,000 ounces gold per year. Although final costs are still being determined with Ausenco, the detailed design for preliminary works has commenced.

H Pit and H West Prospect:

Resource development drilling in H West was undertaken during the Quarter and continues to return very encouraging results (see Appendix A for detailed results). Significant intersections in H West are detailed in the adjacent table.

H PIT & H WEST PROSPECT HIGHLIGHT DRILL RESULTS				
Hole No	From (m)	To (m)	Interval (m)*	Au (g/t)
3619RC	82.00	91.00	9.00	4.25
3593RC**	88.00	97.00	9.00	2.85
3599RC**	66.00	74.00	8.00	3.30
3576RC**	30.00	39.00	9.00	2.93
3493RC	58.00	67.00	9.00	7.86
3720RC**	123.00	130.00	7.00	4.09

*Intersections may not be true width. ** Previously reported.

An interim resource estimate for H West and H South was recently conducted internally. Results indicate recoverable mineral resources well in excess of 100,000 ounces of gold remaining beneath the March 2007 open pit surface.

COMBINED INTERIM MINERAL RESOURCES FOR H WEST & H SOUTH ONLY using a 0.7g/t Au Cut-off Grade						
Category	Volume	Tonnes	Gold (g/t)	Silver (g/t)	Gold (Oz)	Silver (Oz)
Measured	840,992	2,179,997	1.52	8.91	106,864	624,827
Indicated	394,056	1,021,298	1.44	7.81	47,135	256,385
Inferred	215,991	559,845	1.43	7.88	25,792	141,909
TOTAL	1,451,039	3,761,140	1.49	8.46	179,790	1,023,121

Drilling in H West is ongoing and high priority because of the early availability of ore to combine with current operations. Pit optimization is nearing completion with a view to commence mining in the area in the near future. H West and H South have been combined as they would be mined together.


100m RL
600mE
700mE
800mE
900mE
9m@7.86g/t Au
11m@4.74g/t Au
0m RL
4m@1.80g/t Au
H South Pit
H West
-100m RL
H West Section 5805N

H West section 5,805N showing new drill holes


600mE
700mE
800mE
900mE
100m RL
3m@17.8g/t Au
6m@4.39g/t Au
14m@2.19g/t Au
0m RL
5m@1.12g/t Au
H South Pit
H West
15m@1.41g/t Au
-100m RL
H West Section 5830N

H West section 5,830N showing new drill holes


North
CHATREE NORTH
D Pit
A Pit
K West Pit
H South
Chatree Mine
C Prospect
Tailings Storage Facility
MINING LEASE

Aerial photograph of Chatree Mine area showing drillhole locations for significant intersections tabulated in Exploration section

A Pit:

A limited infill drilling program was conducted in A Pit from the current pit floor. The objective was to assess the impact on the block model by drilling holes inclined towards the east in this area of the A pit which was predominantly west drilled. In this instance, the drilling upgraded the mineralization and confirmed that it dips steeply westward. Significant intersections from A Pit infill drilling are included in the table at right and further details and intersections are tabled in Appendix A.

A PROSPECT HIGHLIGHT DRILL RESULTS				
Hole No	From (m)	To (m)	Interval (m)*	Au (g/t)
5701RC	11.00	24.00	13.00	6.46
5703RC	0.00	14.00	14.00	2.29

*Intersections may not be true width

K Central Prospect

Coincident resistivity and Air Core bedrock gold geochemical anomalies were tested in the area between the proposed open pits at K West and K East, immediately south of A Pit. Infill drilling in this sparsely drilled area continued to return encouraging intersections including 20m at 3.21g/t Au from 58m in drill hole 3607RC. Further drilling is required in order to determine the extent of the mineralisation. Significant intersections in K Central are included in the table at right and further details and intersections are tabled in Appendix A.

K CENTRAL PROSPECT HIGHLIGHT DRILL RESULTS				
Hole No	From (m)	To (m)	Interval (m)*	Au (g/t)
3579RC	9.00	21.00	12.00	2.77
3607RC	38.00	41.00	3.00	3.53
	58.00	78.00	20.00	3.21
3604RC	51.00	57.00	6.00	2.45
	108.00	114.00	6.00	8.02
	120.00	131.00	11.00	1.58

*Intersections may not be true width

J Prospect:

Drilling was undertaken in J Prospect about 250m west of H West. Results received were encouraging with good grade mineralisation being intersected from near surface. Significant intersections in J Prospect are included in the table at right and further details and intersections are tabled in Appendix A.

J PROSPECT HIGHLIGHT DRILL RESULTS				
Hole No	From (m)	To (m)	Interval (m)*	Au (g/t)
5742RC	10.00	14.00	4.00	6.78
5720RC	14.00	17.00	3.00	8.77
5768RC	17.00	22.00	5.00	23.20

*Intersections may not be true width


A Pit
H West
C-H Pit
Section 5830N
Section 5805N
H South
Pit

H West: Location of Sections in recently identified resource addition to main pit operations.

Exploration

REGIONAL EXPLORATION – THAILAND

Regional reconnaissance exploration continued with new targets identified with very similar characteristics to Chatree mineralisation. These target areas are under granted exploration leases (Special Prospecting Licenses) and the Company is well advanced in negotiations to gain access for detailed exploration and drilling. The remaining exploration lease applications (Special Prospecting License Applications or SPLA's) for Phetchabun Province should be granted soon.



Jim Copland, Macquarie Equities analyst, with Chief Mine Geologist, Suphanit Suphananthi, overlooking Chatree Main C Pit and Chatree North A Pit

SCHEDULED GOLD HEDGE DELIVERIES REMAINING	
Spot deferred	2,000 oz @ US$318 per oz
June Quarter 2007	13,000 oz @ US$318 per oz

Category	Units	Mar 07 Quarter	Dec 06 Quarter	Mar 06 Quarter
Average Prevailing Spot Gold Price	US$/oz	643	612	557
Av. Cash Price received (on Gold Production)	US$/oz	317	560	395
Gold sold	Ounces	23,664	23,371	36,187
Silver sold	Ounces	87,924	79,5146	131,976
Revenue from Metal Production	US$M	8.7	14.1	15.6



Local resident and technician in Chatree's successful on-site analytical laboratory

Corporate

FINANCE

At 31 March 2007, the group had net cash on hand of A$12.9 million (US$10.5 million) with debt facilities of US$16 million drawn to US$13 million.

A subordinated corporate re-financing facility for US$10 million was completed in April with Investec Bank (Australia) Limited that provided the Company with greater flexibility beyond its previous borrowing arrangements.

The financing package was a combination of debt and equity with US$4 million of the package convertible to equity by way of call options. The Company issued Investec with 1,126,000 two year call options convertible into ordinary shares at a strike price of A$4.55. The call option component of the financing package was negotiated earlier this year in January 2007 when the financing was agreed subject to documentation and existing lender approvals.

No shares were bought back by the Company during the Quarter.

GOLD HEDGE POSITION

Kingsgate's gold sales will be unhedged in June 2007. The company continued its aggressive deliveries into the gold hedge positions during the March Quarter with hedge commitments outstanding at 31 March 2007 of only 15,000 ounces. The average cash price received by Kingsgate for gold sales in the March Quarter was equal to the hedge positions at US$317/oz. Gold production will be delivered solely into the prevailing spot gold price from June 2007.

The remaining hedge delivery schedule and a summary of the gold and silver sales are tabulated at left.

The decision taken by the Company almost two years ago to aggressively deliver into the outstanding gold hedge positions has been vindicated by the rising gold spot price. Further, this has also been supported by other gold companies raising large sums of equity to close their out-of-the-money hedge books. While Kingsgate's decision has impacted cash flow, it has not been at a significant dilution to shareholders.

The Kingsgate Group had no foreign exchange currency hedging in place at the date of this report and is not exposed to any margin calls from hedge counterparties.

There was a negative mark to market valuation of US$5.2 million for the hedge book at 31 March 2007. All remaining positions are deemed to be either "effective or ineffective hedges" and are reflected dominantly in the company's balance sheet.

PLACEMENT TO THAI INTERESTS

A strategic placement to Thai interests of 2.25 million shares at $4.68/share, with an attached 12 month option exercisable at the same price, was announced on 14 March 2007. This placement will raise A$10.53 million, with all funds available in June 2007, for the purpose of general working capital and exploration.

Under the terms of the agreement, the shares are issued as partly paid shares as follows: A$2.5 million upon execution of the agreement; A$3 million 45 days after agreement execution; and A$5.03 million 90 days after agreement execution. The options will vest upon the shares being fully paid.

Board of Directors

Ross Smyth-Kirk - Chairman
John Falconer - Non-Executive Director
Peter McAleer - Non-Executive Director

Company Secretary

Peter Warren

Senior Management Team

Gavin Thomas
Chief Executive Officer
Phil MacIntyre
Chief Operating Officer & General Manager, Akara Mining Limited
Stephen Promnitz
Corporate Development Manager
Peter Warren
Chief Financial Officer
Ron James
General Manager, Exploration & Resources Development

Registered Office

Kingsgate Consolidated Limited
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000, Australia
Phone: 61 2) 8256 4800 Facsimile: (61 2) 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Competent Persons Statement

Information in this report that relates to geology, drilling, mineralisation and Mineral Resource estimates is based on information compiled by Ron James and Mike Garman, employees of the Kingsgate Group, who are Competent Persons under the meaning of the JORC Code with respect to the mineralisation being reported on. All have given their consent to the Public Reporting of these statements concerning geology, drilling and mineralisation.

Issued Share Capital

Kingsgate has 90,430,392 ordinary shares on issue with 2,250,000 unlisted partly paid shares and 5,850,000 unlisted options as at 31 March 2007.

Quarterly Share Price Activity

Kingsgate Consolidated (ASX: KCN) is part of the S&P/ASX 200 Index.

Quarter	High	Low	Last
December 2003	$4.25	$3.38	$3.84
March 2004	$3.98	$3.25	$3.76
June 2004	$3.90	$3.25	$3.76
September 2004	$3.59	$2.92	$3.00
December 2004	$3.40	$2.35	$2.45
March 2005	$2.75	$2.05	$2.26
June 2005	$2.98	$2.02	$2.84
September 2005	$3.75	$3.08	$3.72
December 2005	$4.67	$3.58	$4.60
March 2006	$6.45	$4.58	$6.44
June 2006	$6.80	$3.74	$5.14
September 2006	$5.39	$4.15	$4.59
December 2006	$4.65	$3.65	$4.20
March 2007	$4.94	$3.47	$4.75

Share Registry

Security Transfer Registrars Pty Ltd
770 Canning Highway,
Applecross WA 6953.
PO Box 535,
Applecross WA 6953.
Phone: (61 8) 9315 2333.
Facsimile: (61 8) 9315 2233.
Email: registrar@securitytransfer.com.au

All direct shareholding enquiries to the share registry, please.



H WEST PROSPECT DRILLING RESULTS - (Intercepts with Au assays > 10gram.meters)									
Hole No.	Easting Local_H	Northing Local_H	Azimuth Local_H	Dip (degrees)	Hole Depth (m)	From (m)	To (m)	Interval (m)*	Au (g/t)
3717RD	596	6154	90	-60	190	153	157	4	4.44
3718RC	578	6129	90	-60	237	209	210	1	14.2
3700RC	598	6124	90	-60	180	42	45	3	3.55
3619RC	543	6104	90	-60	168	82	91	9	4.25
3620RC	522	6104	90	-60	183	175	179	4	4.29
5112RDext	463	6083	90	-60	200.7	146	150.8	4.8	2.33
3567RC	682	6080	90	-60	153	94	96	2	10.7
3589RC	686	6029	90	-60	126	36	38	2	5.51
3593RC	641	6003	90	-60	130	88	97	9	2.85
3613RDext	725	5979	90	-60	179.83	161.2	167.5	6.3	1.73
3599RC	575	5954	90	-60	131	66	74	8	3.3
3576RC	605	5929	90	-60	87	30	39	9	2.93
3590RC	738	5929	90	-60	160	143	148	5	4.14
3595RC	676	5928	90	-60	180	166	172	6	3.68
3704RC	838	5925	90	-60	120	76	82	6	1.88
3598RC	643	5901	90	-60	120	91	93	2	5.78
3571RC	699	5878	90	-60	63	45	47	2	6.81
1897DDext	616	5880	90	-60	153.05	130.5	138	7.5	2.98
3498RC	716	5852	90	-60	84	59	60	1	10.9
3713RC	583	5854	90	-60	133	80	85	5	4.12
3612RC	728	5829	90	-60	160	134	149	15	1.41
3719RC	535	5829	90	-60	200	53	62	9	2.25
						142	159	17	1.06
3493RC	596	5805	90	-55	150	58	67	9	7.86
3720RC	523	5802	90	-60	201	123	130	7	4.09
3488RC	722	5779	90	-55	96	84	88	4	2.77
3597RC	683	5752	90	-60	170	69	84	15	1.6
3706RC	766	5752	90	-59	120	63	66	3	4.23
						96	102	6	2.84
3721RC	582	5753	90	-60	200	124	128	4	3.67
3707RC	758	5727	90	-68	133	84	89	5	2.73
3618RC	693	5654	90	-65	140	115	116	1	21.2
3626RC	737	5554	90	-60	120	105	106	1	13.9
3726RC	786	5472	90	-50	108	82	83	1	11.9
3729RC	800	5425	90	-77	109	83	89	6	4.01

* *Intersections may not be true width*

K CENTRAL PROSPECT DRILL RESULTS - (intercepts with Au assays > 10gram.meters)									
Hole No.	Easting Local_C	Northing Local_C	Azimuth Local_C	Dip (degrees)	Hole Depth (m)	From (m)	To (m)	Interval (m)*	Au (g/t)
3579RC	6771	2460	90	-60	102	9	21	12	2.77
3607RC	6720	2457	90	-60	126	38	41	3	3.53
						58	78	20	3.21
5678RC	6721	2433	90	-55	130	64	68	4	3.64
3604RC	6609	2360	90	-55	132	51	57	6	2.45
						108	114	6	8.02
						120	131	11	1.58

** Intersections may not be true width*

A PROSPECT DRILLING RESULTS - (Intercepts with Au assays > 10gram.meters)									
Hole No.	Easting Local_C	Northing Local_C	Azimuth Local_C	Dip (degrees)	Hole Depth (m)	From (m)	To (m)	Interval (m)*	Au (g/t)
5661RC	5049	19824	90	-55	120	2	11	9	1.22
5701RC	5023	19774	90	-55	85	11	24	13	6.46
5703RC	5048	19724	90	-55	60	0	14	14	2.29

** Intersections may not be true width*

J PROSPECT DRILLING RESULTS - (Intercepts with Au assays > 10gram.meters)									
Hole No.	Easting Local_C	Northing Local_C	Azimuth Local_C	Dip (degrees)	Hole Depth (m)	From (m)	To (m)	Interval (m)*	Au (g/t)
5772RC	5054	1761	90	-55	102	69	77	8	1.27
5742RC	5239	1736	90	-55	60	10	14	4	6.78
5720RC	5208	1660	90	-55	60	14	17	3	8.77
5743RC	5032	1658	90	-55	111	34	36	2	5.11
5768RC	5034	1635	90	-55	90	17	22	5	23.2
5670RC	5080	1609	90	-55	90	30	34	4	5.59
5726RC	5033	1582	90	-55	108	35	40	5	2.69
5724RC	5157	1577	90	-55	60	8	12	4	3.13
5668RC	5133	1536	90	-55	115	33	35	2	9.45
5730RC	5033	1531	90	-55	50	8	15	7	1.78
5706RC	5028	1412	90	-55	78	0	6	6	2.53
5672RC	5005	1337	90	-55	70	15	17	2	6.32

** Intersections may not be true width*

Kingsgate
Consolidated Limited
ABN 42 000 837 472

RECEIVED
2007 JUL 10 A 10:51

8 May 2007

(19 pages including cover)

Manager, Company Announcements
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

'RIU Sydney Resources Round-Up' Presentation

Please find attached an 18 page presentation and update about Kingsgate, provided to investors at the RIU Sydney Resources Round Up Conference today at the Wentworth Sofitel in Sydney.

Yours faithfully,
KINGSGATE CONSOLIDATED LIMITED

PETER WARREN
Company Secretary

Kingsgate Consolidated Limited
(ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: *61 2 8256 4800*
Facsimile: *61 2 8256 4810*
Email: *info@kingsgate.com.au*
Website: *www.kingsgate.com.au*


Kingsgate
Consolidated Limited
Kingsgate
Consolidated Limited
Growth
&
Value
May 2007

Kingsgate
Consolidated Limited

Disclaimer

Forward Looking Statements:

These materials include forward looking statements. Forward looking statements inherently involve subjective judgment & analysis & are subject to significant uncertainties, risks & contingencies, many of which are outside of the control of, & may be unknown to, the company.

Actual results and developments may vary materially from that expressed in these materials. The types of uncertainties which are relevant to the company may include, but are not limited to, commodity prices, political uncertainty, changes to the regulatory framework which applies to the business of the company & general economic conditions. Given these uncertainties, readers are cautioned not to place undue reliance on such forward looking statements.

Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, the company undertakes any obligation to publicly update or revise any of the forward looking statements, changes in events, conditions or circumstances on which any such statement is based.

Kingsgate
Consolidated Limited

Growth and More Growth

Production

50% Next Year*

90-100koz F'cast 06/07

0-150koz F'cast 07/08

Gold Production Ozs


140,000 Ozs
100,000 Ozs
05/06
06/07F
07/08F
08/09F
09/10F

Discoveries

Resource Growth

Moz/yr Resource F'cst

10Moz potential

new discoveries

Gold Resources MOzs


Mine Depletion (cum)
Resources
Ore Reserves
4
3
2
1
01
02
03
04
05
05/06

Kingsgate
Consolidated Limited

Leveraged to Gold Price

Unhedged

- Unhedged by Jun07
- Full gold price exposure
- Hedges gone-no dilution



Production
Out of Money Hedges
127
41
140
120
90-100
Forecast
59
130-150
Forecast
04/05
05/06
06/07F
07/08F

Cash Flow

- Strong cash flow in future years
- Net cash flow quickly equals Mkt Cap



Time for Net Cash=Mkt Cap
Mkt Cap US$M
3000
1000
300
100
NCM
LHG
SGX
OGD
KCN
Months for Net cash=Mkt Cap
0
50
100
150

Source: Global Mining Research, Jan07

Who Is Kingsgate ? KCN:ASX

Kingsgate
Consolidated Limited

- Key asset - Chatree
- 100-150,000 oz/yr
- 300,000 oz/yr target
- 1.7 Moz Reserves
- 3.8 Moz Resource
- 15+yrs in Thailand
- World's safest Goldmine
- Mkt Cap: ~A$500m
- Shares: 90.4million
  +2.25m part paid shares
  +7m options


Myanmar
Laos
Rangoon
Chatree
Phichit
THAILAND
Bangkok
Cambodia
Vietnam
Phuket


Kingsgate
Chatree Gold Mine
A Pit, Chatree North
Final
A Pit
Profile
Current mining lease boundary
High Grade
Underground
Development
Potential
Main C-H Pit
Expansion Plant Site
2.65 mtpa
Existing Plant
2.35 mtpa

Kingsgate
Consolidated Limited

Social & Corp Responsible



Workplace
- World's Safest Goldmine
  - ~9M hrs with 1 LTI
- SE Asia's showcase mine

Environment
- No environmental incidents
- Cyanide destruction plant
- Thai environmental leader

Social
- Health & Education – schools, water
- Locally sourced warehouse items

"A" Rating RepuTex
- Global Corp Social Responsibility rating
- Only ASX Miner with A rating or better – with RIO & BHP



Operational Results

Kingsgate
Consolidated Limited


Mill Throughput (Ktpa)
2,400
Forecast
01/02
02/03
03/04
04/05
05/06
06/07F


Head Grade (g/t)
1.5
01/02
02/03
03/04
04/05
05/06
06/07F


Cash Cost & Realised Price (US$/oz)
308
335
385
401
355
~425
~415
Forecast
01/02
02/03
03/04
04/05
05/06
06/07F


Gold Production (K'ozs)
90-100
01/02
02/03
03/04
04/05
05/06
06/07F

Kingsgate
Consolidated Limited

Chatree – Reduced Flexibility

Lower Profit

Due to low grades 1.5g/t & gold hedge deliveries

Costs higher short term

- Limited flexibility in mine to blend grade
- Impact lowered by high mill throughput rate
- Low cost/tonne processed

Focus-Mine Area

Reduced Resource growth

- Drilling focused around mine to expand current mine reserves

Better Future

Production increase with new leases & higher grade

- New mine leases will deliver grade >2g/t & more operating pits
- Return to lower cash costs


Kingsgate
Consolidated Limited
Upside in Current Pits
Extension to Main Pit at H West
Improves current reduced flexibility
Current Pits
A Pit
C-H Pit
Upgraded gold zones
H West
H Pit
New H West Pit
Incl: 10m@9g/t; 3m@17g/t

Kingsgate Consolidated Limited

Chatree Leases

- Current mine leases at Chatree & Chatree Nth
- More mine leases in coming months
- Environmental Approval Granted - Milestone: lease grant
- Major re-rating of stock underway



North
CHATREE NORTH MINING LEASE APPLICATION
Priority Target Area
Q Pits
A Pit
A East Pit
8 km
K West Pit
K East Pit
Mars North
"Chatree" Mine
Prospect
Prospect
CHATREE MINING LEASE
1 Kilometre
Reference
Granted Mining Lease
Proposed pits Chatree North
Priority Target Area for potential extensions to existing resources
Recent drillholes
Previous drillholes


Kingsgate
Consolidated Limited
Chatree North Conceptual Pits
A Pit & A East
2.3 M oz Resource
1.4Moz Reserve
Higher grade
underground
potential
Q Pits
A Pit
A East
K Pits
H West
C-H Pit

Kingsgate
Consolidated Limited

Higher Grade with Leases

Higher grades at A Pit with leases granted


Chatree Nth A Pit
Final A Pit shell
K East Pit


Chatree Nth A Pit

~13 Mt @ 2.2-2.5 g/t Au

- Grade & Cashflow improve
- Cash costs return to lower levels
- Haul roads in place
- 130-150koz FY07/08

Kingsgate
Consolidated Limited

Chatree Plant Expansion

Expansion:

- Double output
- ~300,000 oz/yr
- 1-2Moz/yr silver
- 5mtpa plant
- Silver circuit to inc recoveries
- Mostly funded by Thai debt



Kingsgate
Consolidated Limited

Thai Risk Manageable

Thai Politics

Slowed lease process

- Decision-making delays constrained mine
- EIA approval shows positive outlook

Thai Investors

Aligned with Kingsgate
want growth to happen

- Thai investor support in Thai subsidiary & at Kingsgate level
- Thai bank support for expansion

Infrastructure

Good energy/road netwk
Unskilled staff for mining

- Quality focus in work
- Grid power
- Sealed road access

Kingsgate Consolidated Limited

Further Resource Growth

- Geophysics shows growth beyond Chatree
- Resistivity (Red) shows trend of mineralisation
- Historically high success rate of discovery using geophysics
- 23 Km strike length & expanding


23 km
Red= Silicification
Chatree Nth
CGM
Chatree
Ground Resistivity Map

Kingsgate
Consolidated Limited

Regional Prospects

- World class gold belt
- First mover advantage
- Core controlled by KCN
- ~1400 km2 expl leases
- 40 prospective targets
- 5 drill-ready targets
- At least one Chatree-size anomaly


mE
700,000mE
1,825,000mN
1,800,000mN
1,775,000mN
1,750,000mN
Granted
Volcanic centres
Chatree
Pending
70 km
10 Km

Kingsgate
Consolidated Limited

Re-rating Underway

Valuation
Consensus >20% uplift

12 month Price Targets:
- Macquarie $8/sh
- GSachs JBWere $7-9/sh
- Other Brokers $6-9/sh

Below Peers
Catalyst- New leases

KCN: Another Great Asian Miner with Mkt Cap upside in near term

Huge Upside
Production Growth
Exploration Growth

- Major production growth
- Potential new Chatree-size discoveries
- New world class gold belt - decades of growth

www.kingsgate.com.au

Kingsgate
Consolidated Limited
ABN 42 000 837 472

28 May 2006

Via ASX Online
(7 pages including this page)

Manager, Company Announcements
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

Appendix 3Y and Notice of Change in Substantial Shareholdings

We attach the following documents:

1 Appendix 3Y from Mr Ross Smyth-Kirk; and
2 Notice of change of interests of substantial holder (Form 604) from Mr Ross Smyth-Kirk.

Yours faithfully,
KINGSGATE CONSOLIDATED LIMITED

PETER WARREN
Company Secretary

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: KINGSGATE CONSOLIDATED LIMITED	
ABN 42 000 837 472	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ross Donald Smyth-Kirk
Date of last notice	19 April 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct & Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	See attached
Date of change	29 January 2007
No. of securities held prior to change	4,586,271
Class	Ordinary Fully paid
Number acquired	See attached
Number disposed	See attached
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	See attached
No. of securities held after change	4,586,271
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off market transfer

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Attachment A to Appendix 3Y for Mr Ross Donald Smyth- Kirk

Nature of Interest	**Registered Holder**	**Shares Bought/ (Sold)**	**Consideration**
Indirect	Arinya Investments P/L (Super Fund A/C)	564,836	$1,959,980.92
Indirect	Arinya Investments P/L	(413,428)	$1,434,595.16
Direct	Ross Donald Smyth-Kirk	(151,408)	$525,385.76

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Kingsgate Consolidated Limited

ACN/ARSN: 000 837 472

1. Details of substantial holder (1)

Name: Ross Donald Smyth-Kirk

ACN/ARSN (if applicable):

There was a change in the interests of the substantial holder on: 29 / 1 / 2007

The previous notice was given to the company on: 19 / 4 / 2006

The previous notice was dated: 19 / 4 / 2006

2. Previous and present voting power

The total number of votes attached to all voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully Paid Ordinary Shares	4,586,271	5.3%	4,586,271	5.04%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
29/01/2007	Arinya Investments	Off Market Transfer	$1,434,595.16	413,428	413,428
29/01/2007	Ross Smyth-Kirk	Off Market Transfer	$525,385.76	151,408	151,408

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered Holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Please refer to Annexure A					

5. Change in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of Association
Ross Smyth-Kirk	Change from direct to indirect relevant interest

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
	10 Wonga Road, Cremorne NSW 2090

Signature

print name Ross Smyth-Kirk capacity

sign here Date 28 May 2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 67B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure mark A (one page only) referred to in Form 604, Notice of Change of Interests of Substantial Holder.

4 Present relevant interests.

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holders	Nature of relevant interest	Class and number of shares	Person's votes
Arinya Investment Pty Ltd	Arinya Investment Pty Ltd	Arinya Investment Pty Ltd	Indirect Interest	Fully paid ordinary shares 3,640,487	3,640,487
Arinya Investment Pty Ltd (Super Fund A/C)	Arinya Investment Pty Ltd (Super Fund A/C)	Arinya Investment Pty Ltd (Super Fund A/C)	Indirect Interest	Fully paid ordinary shares 879,689	879,689
Denise Smyth-Kirk	Denise Smyth-Kirk	Denise Smyth-Kirk	Indirect Interest	Fully paid ordinary shares 32,947	32,947
Andrew Smyth-Kirk	Andrew Smyth-Kirk	Andrew Smyth-Kirk	Indirect Interest	Fully paid ordinary shares 16,574	16,574
Alexandra Smyth-Kirk	Alexandra Smyth-Kirk	Alexandra Smyth-Kirk	Indirect Interest	Fully paid ordinary shares 16,574	16,574

The McGraw-Hill Companies

STANDARD
&POOR'S

Press Release

Standard & Poor's Announces June Quarterly Rebalance to the S&P/ASX Indices

Sydney, June 1, 2007 — Standard & Poor's Index Services, the leading provider of equity indices in Australia, announces that effective close of trade June 15, 2007, the following constituent additions and deletions will take place in the S&P/ASX indices.

S&P/ASX 20 No Change

S&P/ASX 50

ADDITIONS
NWS NEWS CORPORATION

REMOVALS
BLD BORAL LIMITED

In accordance with the S&P/ASX methodology changes that extend index eligibility to foreign domiciled stocks, News Corporation (NWS) was considered for inclusion based upon the aggregate market value of its CHESS Depository Interests (CDIs) traded on the ASX. S&P has combined the Australian equity capital of NWS (voting shares) and NWSLV (non-voting shares) into 'NWS', in line with S&P global practice. Boral Limited (BLD) ranked outside the top 50 eligible securities and will be removed from the S&P/ASX 50 but will remain in the S&P/ASX 100.

S&P/ASX 100

ADDITIONS
BLY BOART LONGYEAR LIMITED
NWS NEWS CORPORATION

REMOVALS
ILU ILUKA RESOURCES LIMITED
RMD RESMED INC

In accordance with the new S&P/ASX index methodology, ResMed Inc (RMD) ranked outside the top 100 eligible securities and will be removed from the S&P/ASX 100 but will remain in the S&P/ASX 200.

S&P/ASX 200

ADDITIONS

BLY	BOART LONGYEAR LIMITED
NWS	NEWS CORPORATION
SGT	SINGAPORE TELECOMMUNICATIONS LIMITED
MCR	MINCOR RESOURCES NL
QGC	QUEENSLAND GAS COMPANY LIMITED
SMY	SALLY MALAY MINING LIMITED

REMOVALS

API	AUSTRALIAN PHARMACEUTICAL INDUSTRIES LIMITED
ARQ	ARC ENERGY LIMITED
BDG	BENDIGO MINING LIMITED
KCN	KINGSGATE CONSOLIDATED LIMITED
KIM	KIMBERLY DIAMOND COMPANY NL
TWR	TOWER LIMITED

In accordance with the new S&P/ASX index methodology, Singapore Telecommunications Limited (SGT) was considered for inclusion based upon the aggregate market value of its CHESS Depository Interests (CDIs) traded on the ASX, on which basis it ranked within the top 200 eligible securities and will be added to the S&P/ASX 200.

S&P/ASX 300

ADDITIONS

BLY	BOART LONGYEAR LIMITED
NWS	NEWS CORPORATION
SGT	SINGAPORE TELECOMMUNICATIONS LIMITED

REMOVALS

NONE

All Ordinaries

ADDITIONS

BLY	BOART LONGYEAR LIMITED
NWS	NEWS CORPORATION

REMOVALS

NONE

S&P/ASX All Australian 50 & 200

The S&P/ASX All Australian 50 & 200 indices were based upon the existing S&P/ASX 50 & 200 indices' portfolios, which were then subjected to the usual average free float adjusted market capitalisation and liquidity analysis, plus the additional requirement for constituents of these new indices to be considered 'domestic' under the new S&P methodology.

S&P/ASX All Australian 50 – No Change

ADDITIONS

BLY	BOART LONGYEAR LIMITED
MCR	MINCOR RESOURCES NL
PNA	PAN AUSTRALIAN RESOURCES LIMITED
QGC	QUEENSLAND GAS COMPANY LIMITED
SMY	SALLY MALAY MINING LIMITED
WSA	WESTERN AREAS NL

REMOVALS

RMD	RESMED INC
HGI	HENDERSON GROUP PLC
ARQ	ARC ENERGY LIMITED
BDG	BENDIGO MINING LIMITED
KIM	KIMBERLY DIAMOND COMPANY NL
TWR	TOWER LIMITED

Company additions to and deletions from a Standard & Poor's index do not in any way reflect an opinion on the investment merits of the company. Information about the S&P/ASX index methodology is available at www.standardandpoors.com.

About Standard & Poor's

Standard & Poor's, a division of The McGraw-Hill Companies (NYSE:MHP), is the world's foremost provider of financial market intelligence, including independent credit ratings, indices, risk evaluation, investment research and data. With approximately 8,500 employees, including wholly owned affiliates, located in 21 countries and markets, Standard & Poor's is an essential part of the world's financial infrastructure and has played a leading role for more than 140 years in providing investors with the independent benchmarks they need to feel more confident about their investment and financial decisions. For more information, visit http://www.standardandpoors.com.au

For more information contact:

Simon Karaban, Index Services
Tel (61) 2 9255 9875

Sharon Beach, Media
Tel (61) 3 9631 2152

RECEIVED

2007 JUL 10 A 10:52

OFFICE OF INTE
CORPORATE

Kingsgate
Consolidated Limited
ABN 42 000 837 472

5 June 2007

(16 pages including cover)

Manager, Company Announcements
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

'Macquarie Gold Day' Presentation

Please find attached a15 page presentation and update about Kingsgate, presented to institutional investors at the Macquarie Gold Day today at the offices of Macquarie Bank in Sydney, Australia.

Yours faithfully,
KINGSGATE CONSOLIDATED LIMITED

PETER WARREN
Company Secretary

Kingsgate Consolidated Limited
(ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: *61 2 8256 4800*
Facsimile: *61 2 8256 4810*
Email: *info@kingsgate.com.au*
Website: *www.kingsgate.com.au*


Kingsgate
Consolidated Limited
GROWTH

Disclaimer

Forward Looking Statements:

These materials include forward looking statements. Forward looking statements inherently involve subjective judgment & analysis & are subject to significant uncertainties, risks & contingencies, many of which are outside the control of, & may be unknown to, the company.

Actual results and developments may vary materially from that expressed in these materials. The types of uncertainties which are relevant to the company may indude, but are not limited to, commodity prices, political uncertainty, changes to the regulatory framework which applies to the business of the company & general economic conditions. Given these uncertainties, readers are cautioned not to place undue reliance on such forward looking statements.

Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, the company undertakes any obligation to publicly update or revise any of the forward looking statements, changes in events, conditions or circumstances on which any such statement is based.

www.kingsgate.com.au

Growth ... and More Growth

Production

Up 50% Next Year*

120-150,000oz 07/08

~300,000oz/yr - end 08*

* dependent on lease grant timing

Discoveries

Past Resource Growth

~1Moz/yr Resource F'cast

Chatree 10Moz potential

Major new discoveries within 'regional play'

Who is Kingsgate? (ASX:KCN)

- Thai focus – Chatree Mine
- 100-150,000oz/yr since 2000
- ~300,000oz/yr rate - end '08
- 1.7 Moz Reserves
- World Class Gold Belt
- 4.8 Moz Total Resource
- Mkt Cap: ~US$500 million
- Shares: 90.4 million
  +2.25M part paid shares
  +7M options



Chatree
Gold Belt
Bangkok
500 Kilometres


Production Growth
140,000 Oz
90,000 Oz
~300,000 Oz
05/06
06/07F
07/08F*
08/09F
09/10F
* dependent on lease grant timing

Unhedged Cash Flow

Out of Money Hedges



Re-rating due to increased operational cashflow
120,000 Oz
59,000 Oz
Nil Oz
Nil Oz
Nil Oz
05/06
06/07F
07/08F
08/09F
09/10F

Expansion – ON TRACK

- Streamlined & proven processing route
- 5 Million tpa plant
- Grinding Mills on order – deposit paid
  - Delivery in September '08 Quarter
- Ausenco contract nearing completion
  - Final, NOT Budget, Capital Costs
  - Proven ON-Time/ON-Budget delivery
- Financed mainly by Thai Banks

Chatree Plant Expansion


Current
A Pit
Ultimate Pit Profile
Expansion Plant
+2.65 mtpa
Processing Plant
2.35 mtpa

Chatree Leases

- Mine Leases current at Chatree & Chatree North
- Environmental Approval GRANTED
- Nine more Mining Leases in coming months
- Process nearing completion
- Mines Dept Approval expected soon
- Improved head grade on Granting

Chatree North Leases


Q Pits
A Pit & A East
2.3 Moz Resource
1.4Moz Reserve
Higher grade
underground
potential
5
km
A Pit
A East
K Pits
H West
C-H Pit

Exploration - Resource Growth



Moz
4
3
2
1
Mine Depletion (cum)
Resources
Ore Reserves
2001
2002
2003
2004
2005
2006

Major growth this year

Near-Mine Resource Growth

- Geophysics shows growth beyond Chatree Mine
- Resistivity shows trend of mineralisation (red)
- Historically high success rate of discovery using Geophysics
- 23km strike length & expanding


Resistivity
Anomalous
Zones
Chatree

New Discovery Potential

- World class gold province
  1300 km² explor'n leases
- 40 prospective targets
- One target:
  Chatree-size Anomaly
- First Mover Advantage:
  Selected best areas
- Ground Geophysics:
  220 square kilometres



Phitsanulok Province
Chatree North
Chatree
Phichit Province
Phetchabun Province
Bangkok
~200km
Nakhonsawan Province
20 Kilometres

Thai Situation

- Improving political & economic situation
- Previous delays appear to be in the past
- EIA approval was key milestone
- Thai Investors aligned with Kingsgate
- Mines Dept Head states in Press, 1 June 2007,

  "9 Mining Leases . . . . obtain permission soon"

  (Thairath News)

Value + Re-rating

Valuation
Consensus 20% higher

12 month Price Targets:
- Macquarie $8/sh
- GSachs JBWere >$7/sh
- Other Brokers $6-9/sh

Below Peers
Catalyst – New Leases

KCN: Another Great Asian Miner with Mkt Cap upside in near term

Huge Upside
Exploration Growth

Major Production GROWTH

Potential new Chatree-size discoveries

New World-class Gold Belt = Decades of GROWTH

Kingsgate
Consolidated Limited
ABN 42 000 837 472

RECEIVED
2007 JUL 10 A 10:52

7 June 2007

(9 page including cover)

Manager, Company Announcements
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

APPENDIX 3B

We enclose Appendix 3b to apply for quotation of 2,250,000 fully paid ordinary shares. These shares were previously partly paid and unlisted.

Yours faithfully,
KINGSGATE CONSOLIDATED LIMITED

PETER WARREN
Company Secretary

Kingsgate Consolidated Limited
(ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Kingsgate Consolidated Limited

ABN

42 000 837 472

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	N/A
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	N/A
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	N/A

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*Including* the securities in clause 2 if applicable)	N/A	

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	N/A	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) X All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	2,250,000
39	Class of +securities for which quotation is sought	Fully Paid Ordinary Shares
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Rank equally with existing listed shares from 7 June 2007.
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Partly paid shares now fully paid.

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	92,680,392	Ordinary fully paid shares.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Director/Company secretary) Date: 7 June 2007

Print name: Peter Warren

== == == == ==

+ See chapter 19 for defined terms.

Kingsgate
Consolidated Limited
ABN 42 000 837 472

14 June 2007

(1 page including cover)

Manager, Company Announcements
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

Kingsgate Now Unhedged – Final Delivery into Gold Hedge Positions

The Company wishes to announce it has shipped the final physical delivery into its gold hedging programme. The Company is now in a position to take full advantage of spot gold prices, after delivering 58,780 ounces of gold this financial year at an average price of US$316 per ounce.

The gold hedge positions were established as part of the original 100% debt-funded project finance facility for the Chatree Gold Mine, put in place in 2001, at spot gold prices of US$260/oz. A decision was made in late 2005 to aggressively deliver into the out-of-the-money hedge positions to provide Kingsgate full exposure to a rising gold price.

Yours faithfully,
KINGSGATE CONSOLIDATED LIMITED

PETER WARREN
Company Secretary

Kingsgate Consolidated Limited
(ABN 42 000 837 472)
Suite 801, Level 8, 14 Martin Place
Sydney NSW 2000 Australia

Telephone: 61 2 8256 4800
Facsimile: 61 2 8256 4810
Email: info@kingsgate.com.au
Website: www.kingsgate.com.au

END